As filed with the Securities and Exchange Commission on May 9, 2007

Registration No. 333-139993

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 4 TO FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Greenlight Capital Re, Ltd.

(Exact name of registrant as specified in its charter)

Cayman Islands	6331	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(IRS Employer Identification No.)

802 West Bay Road, The Grand Pavilion
Grand Cayman, KY1-1205
Cayman Islands
Telephone: (345) 745-4573
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corporation Service Company
1133 Avenue of the Americas
Suite 3100
New York, New York 10036-6710
Telephone: (212) 299-5600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kerry E. Berchem, Esq. Bruce Mendelsohn, Esq. Akin Gump Strauss Hauer & Feld LLP 590 Madison Avenue New York, New York 10022 (212) 872-1000 Fax: (212) 872-1002	Leonard Goldberg
Chief Executive Officer
Greenlight Capital Re, Ltd.
802 West Bay Road, The Grand Pavilion
P.O. Box 31110
Grand Cayman, KY1-1205
Cayman Islands
Telephone: (345) 745-4573
Facsimile: (345) 745-4576	Gary Horowitz, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000 Fax: (212) 455-2502

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Class A Ordinary Shares, par value $.10	$175,000,000	$18,725(2)

(1)	In accordance with Rule 457(o) under the Securities Act, the number of shares being registered and the proposed maximum offering price per share are not included in this table.
(2)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated May 9, 2007

Preliminary Prospectus

10,250,000 shares

Class A Ordinary Shares

Greenlight Capital Re, Ltd., or Greenlight Re, is making an initial public offering of its Class A Ordinary Shares. No public market currently exists for the Class A Ordinary Shares. Greenlight Re is offering all of the Class A Ordinary Shares offered by this prospectus. In addition, simultaneously with and contingent upon the completion of this offering and certain other conditions, Greenlight Re, in a concurrent private placement, will sell and David Einhorn, Chairman of our Board of Directors, will purchase $50.0 million of our Class B Ordinary Shares at a price per share equal to the initial public offering price.

We have applied to have our Class A Ordinary Shares included for quotation on the Nasdaq Global Select Market under the symbol ‘‘GLRE.’’ We anticipate that the initial public offering price will be between $16.00 and $18.00 per share.

Investing in our Class A Ordinary Shares involves risks. See ‘‘Risk Factors’’ beginning on page 12 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us before expenses	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 1,537,500 Class A Ordinary Shares from us on the same terms and conditions as set forth above if the underwriters sell more than 10,250,000 Class A Ordinary Shares in the offering.

None of the Securities and Exchange Commission, state securities regulators, the Cayman Islands Monetary Authority nor any other governmental or regulatory body in the Cayman Islands has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is unlawful.

The underwriters expect to deliver the Class A Ordinary Shares to purchasers against payment on or about                 , 2007.

LEHMAN BROTHERS	UBS Investment Bank

CITI	DOWLING & PARTNERS SECURITIES	FOX-PITT, KELTON

                , 2007

You should rely only on the information contained in this prospectus. Neither we nor any underwriter or agent has authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. Neither we nor any underwriter or agent is making an offer to sell our Class A Ordinary Shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A Ordinary Shares.

Statements contained in this prospectus as to the contents of any contract or other document are not complete, and in each instance we refer you to the copy of the contract or document filed as an exhibit to the registration statement of which the prospectus constitutes a part, each of those statements being qualified in all respects by this reference.

Until                , 2007 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Class A Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

No invitation is being made to the public in the Cayman Islands to subscribe for the Class A Ordinary Shares.

Greenlight Re is our trademark. Other trademarks and trade names appearing in this prospectus are the property of their respective holders.

Greenlight Capital Re, Ltd. is incorporated under the laws of the Cayman Islands as an exempted company limited by shares. We were formed in July 2004. Our subsidiary, Greenlight Reinsurance,

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Ltd., is incorporated under the laws of the Cayman Islands as an exempted company limited by shares and has been granted an unrestricted Class B Insurers License from the Cayman Islands Monetary Authority, or CIMA, under the terms of the Insurance Law (as revised) of the Cayman Islands, or the Law. Our principal executive offices are located at 802 West Bay Road, The Grand Pavilion, Grand Cayman, KY1-1205, Cayman Islands. Our telephone number is (345) 745-4573. Our website address is www.greenlightre.ky. The information contained in, or accessible through, our website is not part of this prospectus.

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SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A Ordinary Shares. You should carefully read the entire prospectus, including ‘‘Risk Factors’’ and our financial statements and related notes, before you decide whether to invest in our Class A Ordinary Shares. References to ‘‘we,’’ ‘‘our,’’ ‘‘our company,’’ ‘‘us,’’ ‘‘Greenlight Re,’’ or ‘‘the Company’’ refer to Greenlight Capital Re, Ltd. and our wholly-owned subsidiary, Greenlight Reinsurance, Ltd., unless the context dictates otherwise. References to our ‘‘Ordinary Shares’’ refers collectively to our Class A Ordinary Shares and Class B Ordinary Shares. References to our ‘‘Articles’’ refer to the third amended and restated memorandum and articles of association of Greenlight Re. Investing in our Class A Ordinary Shares involves risks. See ‘‘Risk Factors.’’ For your convenience, we have included a glossary beginning on page G-1 of selected reinsurance terms. All dollar amounts referred to in this prospectus are in U.S. dollars unless otherwise indicated. Any discrepancies in the tables included herein between the amounts listed and the totals thereof are due to rounding.

Greenlight Capital Re, Ltd.

Company Overview

We are a Cayman Islands-based specialty property and casualty reinsurer with a reinsurance and investment strategy that we believe differentiates us from our competitors. Our goal is to build long-term shareholder value by selectively offering customized reinsurance solutions, in markets where capacity and alternatives are limited, that we believe will provide favorable long-term returns on equity. We manage our investment portfolio according to a value-oriented philosophy, in which we take long positions in perceived undervalued securities and short positions in perceived overvalued securities.

Our reinsurance strategy is to build a portfolio of select frequency and severity contracts with a focus on contracts customized to meet client needs that are not being met in the traditional reinsurance marketplace. Frequency contracts contain a potentially large number of small losses from multiple events and severity contracts contain the potential for significant losses from one event. We have established a senior team of generalist underwriters and actuaries to operate our reinsurance business. We believe that our generalist underwriting capabilities, together with our customized underwriting approach:

•	allow us to deploy our capital opportunistically in a variety of property and casualty lines of business;

•	enable us to be the lead underwriter on a majority of the premium we write;

•	allow us to better understand our risks and exposures; and

•	allow us to structure many of our contracts in such a way that our clients participate in the loss experience of the underlying risks, which should align their interests with ours.

In addition to underwriting customized contracts, we may also, from time to time, participate in traditional reinsurance programs that we believe will provide us with favorable returns on equity. We intend to underwrite contracts only where we believe we can model, analyze and monitor our risks effectively. Our underwriters are responsible for contracts from origination until final disposition, including underwriting, pricing, servicing, monitoring and claims processing. We anticipate that this integrated approach will translate to superior contract management, better client service and superior economic returns over the long term.

Our investment strategy, like our reinsurance strategy, is designed to maximize returns over the long term while minimizing the risk of capital loss. Unlike the investment strategy of many of our competitors, which invest primarily in fixed-income securities either directly or through fixed-fee arrangements with one or more investment managers, our investment strategy is to invest in long and short positions primarily in publicly-traded equity and corporate debt securities exclusively through a third-party investment advisor that is compensated with both an annual fee and upon the performance of our portfolio. As of March 31, 2007, 96.4% of our investments in securities was invested in publicly-traded equity securities primarily traded on exchanges in North America and Western Europe. DME Advisors, LP, or DME Advisors, our investment advisor, is a value-oriented investment advisor that analyzes companies’ available financial data, business strategies and prospects in an effort to identify undervalued and overvalued securities. DME Advisors is controlled by David Einhorn, the Chairman of our Board of Directors and the president of Greenlight Capital, Inc. DME Advisors has the contractual right to manage substantially all of our investable assets until December 31, 2009, and is required to follow our investment guidelines and to act in a manner that is fair and equitable in allocating investment opportunities to us. However, it is not otherwise restricted with respect to the nature or timing of making investments for our account. The returns on our investment portfolio for the years ended December 31, 2005 and 2006 and the three months ended March 31, 2007 were 14.2%, 24.4% and (4.2)%, respectively. We note that past performance is not necessarily indicative of future results.

We measure our success by long-term growth in book value per share, which we believe is the most comprehensive gauge of the performance of our business. Accordingly, our incentive compensation plans are designed to align employee and shareholder interests. Compensation under our cash bonus plan is based on the ultimate underwriting returns of our business measured over a multi-year period, rather than premium targets or estimated underwriting profitability for the year in which we initially underwrote the business.

We began underwriting business in April 2006, once our senior underwriting team and infrastructure were in place. In August 2006, we received an A− (Excellent) financial strength rating with a stable outlook from A.M. Best & Co. Inc., or A.M. Best, which is the fourth highest of 15 ratings A.M. Best issues. This rating reflects the rating agency’s opinion of our financial strength, operating performance and ability to meet obligations and it is not an evaluation directed toward the protection of investors or a recommendation to buy, sell or hold our Class A Ordinary Shares.

For the year ended December 31, 2006, we generated earned premiums of $26.6 million, net investment income of $58.5 million, net income of $57.0 million and incurred losses of $9.7 million, of which $4.7 million were paid. As of December 31, 2006, we had total shareholders’ equity of $312.2 million. For the three months ended March 31, 2007, we generated earned premiums of $20.9 million, net investment loss of $14.4 million, net loss of $13.1 million and incurred losses of $9.0 million, of which none were yet paid. As of March 31, 2007, we had total shareholders’ equity of $299.7 million.

Our combined ratio, which is the sum of our composite ratio and our internal expense ratio, for the three-month period ended March 31, 2007 and the year ended December 31, 2006 was 94.1% and 109.6%, respectively. The composite ratio is the ratio of underwriting losses incurred, loss adjustment expenses and acquisition costs, excluding general and administrative expenses, to premiums earned. The internal expense ratio is the ratio of all general and administrative expenses to premiums earned. For example, a combined ratio of 109.6% signifies a loss of $0.096 per dollar of premiums earned. The reported combined ratio of 109.6% is high due to general and administrative expenses incurred in connection with the start-up of our reinsurance operations. We expect our internal expense ratio to decrease significantly as we continue to expand our underwriting activities.

Given our limited operating history, the results set forth in the preceding two paragraphs should not be relied upon as a basis for evaluating the potential success of our business strategy.

How We Are Different from Traditional Reinsurers

Our operations are designed to capitalize on inefficiencies that we perceive in the traditional approach to underwriting. We believe that we conduct our business differently from traditional reinsurers in multiple ways, including:

•	we focus on offering select, customized reinsurance solutions rather than pursuing and participating in broadly-available traditional opportunities;

•	we aim to build a reinsurance portfolio with favorable ultimate economic results measured after all loss payments have been made rather than focusing on interim results when losses may be incurred but not yet reported or paid;

•	we seek to act as the lead underwriter on a majority of the premium we underwrite rather than focusing on taking a minority participation;

•	we employ experienced generalist underwriters rather than underwriters who focus on specific lines of business;

•	we implement a ‘‘cradle to grave’’ service philosophy where the same individual underwrites and administers each reinsurance contract rather than separating underwriting and administrative duties;

•	we compensate our management with a bonus structure largely dependent on our underwriting results over a multi-year period rather than annual metrics;

•	we employ a value-oriented investment strategy and invest in long and short positions of equity and corporate debt securities rather than investing predominantly in fixed-income securities; and

•	we have a long-term exclusive investment advisory agreement that compensates the advisor with both an annual fee and a performance compensation fee rather than a flat fee.

Because our underwriting and investment strategies differ from other participants in the property and casualty reinsurance market, you may not be able to directly compare our business or prospects with those of other property and casualty reinsurers. Our results from financial accounting period to period may vary significantly and may not be as predictable as many of our competitors’. However, we believe that our operational differences, particularly our focus on writing select, customized contracts, which we believe will allow us to better manage our underwriting risks, and our value-oriented investment strategy, which has the potential to generate higher rates of return than traditional fixed-income strategies, will enable us to generate, over the long term, returns on equity superior to those of traditional reinsurers.

Market Trends and Opportunities

Extended periods of competitive pricing, increases in reserves, rating downgrades, higher than expected losses and rating agency changes in capital requirements for certain lines of business historically have caused capacity shortages in certain product lines in the property and casualty industry. These capacity shortages have created considerable cyclical increases in pricing and changes in terms and conditions that are significantly more favorable for reinsurers as clients may not be able to identify or locate reinsurers that are willing or able to reinsure their underwriting risks.

During the year ended December 31, 2006, we wrote $74.2 million of premiums from nine contracts that ranged in size from $0.5 million to $58.1 million. During the three-month period ended March 31, 2007, we wrote $38.1 million of gross premiums and wrote seven new contracts that ranged in size from $0.1 million to $14.2 million of gross premiums. Although a majority of these contracts have a one-year term, we expect to pay losses on many of these contracts for a number of years. These reinsurance contracts provide coverage of casualty risks that cover a single event but may affect multiple casualty policies, or casualty clash risks, and homeowners’, property catastrophe and marine risks. We anticipate that we will see attractive opportunities in casualty clash, homeowners’, medical malpractice, workers’ compensation, property catastrophe and marine lines in 2007. We believe that these lines of business will present us with opportunities for the following reasons:

•	a limited number of reinsurers underwrite casualty clash reinsurance;

•	in certain states, including Florida, a number of insurers are reducing their homeowners’ writings, creating opportunity for the remaining insurers that, in turn, will require more reinsurance to mitigate their overall exposure;

•	legislation in certain states, including tort reform and workers’ compensation regulation, has resulted in attractive opportunities for medical malpractice and workers’ compensation reinsurance; and

•	there continues to be significant demand for property catastrophe and marine reinsurance.

Of the $38.1 million in gross premiums written in the three-month period ended March 31, 2007 and the $74.2 million in gross premiums written in 2006, 86.3% and 78.3% was frequency business and 13.7% and 21.7% was severity business, respectively. Our reinsurance coverage of homeowners’, health, property catastrophe, medical malpractice and casualty clash accounted for 39.4%, 37.3%, 12.4%, 9.6% and 1.3%, respectively, of our premiums written in the first quarter of 2007. Our reinsurance coverage of homeowners’, property catastrophe, casualty clash and marine risks accounted for 78.3%, 13.3%, 5.9% and 2.5%, respectively, of our premiums written in 2006. Approximately 86.6% of our premiums written as of March 31, 2007 were written for risks located in the United States. Approximately 39.4% of the premiums written were written for homeowners’ coverage in Florida, which excludes catastrophe events that cause industry insured losses of $25 million or more.

We may also underwrite other lines of business, such as commercial auto and general liability, although we do not believe that we will see many attractive opportunities in these lines for the foreseeable future as there are many reinsurers currently competing for this type of business.

We intend to continue to monitor market conditions so as to be positioned to participate in future underserved or capacity-constrained markets as they arise and offer products that we believe will generate favorable returns on equity over the long term. Accordingly, our underwriting results and product line concentrations in any given period may not be indicative of our future results of operations.

Our Competitive Strengths

We believe we distinguish ourselves as follows:

•	Focus on Customized Products. We focus on offering customized reinsurance solutions at times and in markets where capacity and alternatives are limited. In particular, we focus on business that is difficult for brokers to place, that is not already sold by brokers or that requires an innovative underwriting approach.

•	Focus on Economic Results. Our goal is to achieve attractive economic returns on every reinsurance contract we underwrite by focusing on our expected return on equity over the life of the contract, which may span many years. We do not measure our economic success with respect to a contract in any given accounting period but rather after the final loss payments on the contract are made, which could be a number of years beyond the term of the contract.

•	Non-traditional Investment Approach. We employ a non-traditional investment approach that has the potential to generate higher rates of return than traditional fixed-income strategies and take long positions in perceived undervalued securities and short positions in perceived overvalued securities in an effort to maximize investment returns while minimizing the risk of capital loss in both up and down markets. The returns on our investment portfolio for the years ended December 31, 2005 and 2006 and the three-month period ended March 31, 2007 were 14.2% 24.4% and (4.2)%, respectively.

•	Alignment of Management and Shareholder Interests. Our management incentive compensation plans are designed to align management and employee interests with those of our shareholders over the long term. Most of our cash bonus plan payments each year will be deferred for a multi-year period to reflect actual underwriting results as they develop.

•	Experienced Management and Underwriting Team with Well-Established Market Relationships. Our management team has a broad range of relevant skills, experiences and relationships in the reinsurance industry.

•	Financial Strength. We currently have no debt in our capital structure and have an A− (Excellent) financial strength rating with a stable outlook from A.M. Best, which is the fourth highest of 15 ratings A.M. Best issues. This rating reflects the rating agency’s opinion of our financial strength, operating performance and ability to meet obligations and is not an evaluation directed toward the protection of investors or a recommendation to buy, sell or hold our Class A Ordinary Shares.

Risks That Could Impact Our Business and Competitive Strengths

In addition to the risks described in ‘‘Risk Factors’’ on page 12, we face the following risks that could impact our business and competitive strengths:

•	Our Operating Results will Fluctuate from Period to Period. Our operating results will fluctuate from financial accounting period to period and our short-term results of operations may not be indicative of our long-term prospects.

•	We Have a Limited Operating History and Are Different from Traditional Reinsurers. We have a limited operating history and established competitors with greater resources may make it difficult for us to effectively market our products or offer our products at a profit. Accordingly, our future performance is difficult to predict. In addition, because our underwriting and investment strategies differ from other participants in the property and casualty reinsurance market, you may not be able to compare our business or prospects with those of traditional property and casualty reinsurers.

•	There is Uncertainty With Respect to the Establishment of Reserves. As a relatively new reinsurer focused on sizeable transactions and on being the lead underwriter on a majority of premium, our estimation of reserves may be less reliable than the reserve estimations of reinsurers with a greater volume of business of smaller transactions and an established loss history.

•	Our Non-traditional Investment Approach May Subject Us to Greater Risks than Traditional Fixed-Income Strategies. DME Advisors’ value-oriented investment strategy is more volatile and presents greater risks than traditional fixed-income investment strategies. In addition, making long equity investments in an up or rising market may increase the risk of not generating profits on these investments and we may incur losses if the market declines. Similarly, making short equity investments in a down or falling market may increase the risk of not generating profits on these investments and we may incur losses if the market rises. Our investment portfolio is likely to be more volatile than traditional fixed-income portfolios that produce stable streams of income and the risk of loss is greater when compared with other reinsurance companies.

•	Loss of Key Personnel Could Delay or Prevent Us from Implementing Our Strategy. If we lose or are unable to retain our senior management and other key personnel and are unable to attract qualified personnel, our ability to implement our business strategy could be delayed or hindered, which, in turn, could significantly and negatively affect our business.

•	We Depend upon DME Advisors to Implement Our Investment Strategy. We depend upon DME Advisors to implement our investment strategy. Accordingly, the diminution or loss of the services of DME Advisors or DME Advisors’ principals could significantly affect our business.

•	Our A.M. Best Rating Potentially is Subject to Downgrade. Our rating is subject to periodic review by A.M. Best and may be revised downward or revoked at its sole discretion. If A.M. Best downgrades or withdraws our A− (Excellent) rating we could be severely limited or prevented from writing any new reinsurance contracts, which would significantly and negatively affect our ability to implement our business strategy.

Our Strategy

We seek to maximize sustainable long-term growth in book value by pursuing the following strategies:

•	Selectively Underwrite Reinsurance Risks. We employ a strict underwriting discipline in an attempt to identify and select reinsurance opportunities with favorable returns on equity before we commit our capital. We intend to develop a portfolio of select, customized frequency and severity contracts of property and casualty lines of business that we believe are underserved or are capacity constrained and where each transaction is important to both our client and us. Our goal is to produce superior long-term growth in book value per share, rather than pursuing short-term premium production targets.

•	Operate as a Lead Underwriter on the Majority of the Premium We Underwrite. We have a strong preference to be the lead underwriter of a majority of the premium we underwrite, which we believe allows us to influence the pricing, terms and conditions of the business we write and, accordingly, better enables us to meet or exceed our targeted return on equity.

•	Manage Capital Prudently. We intend to manage our capital prudently with respect to our underwriting and capital financing activities. Our underwriting activities are centralized, subject to written underwriting guidelines and regularly reviewed by the Underwriting Committee of our Board of Directors. Additionally, DME Advisors’ investment activities on our behalf are subject to our investment guidelines and regularly reviewed by our Board of Directors. We believe our strategy to monitor and manage our capital will enable us to maintain our A− (Excellent) rating from A.M. Best.

•	Employ a Differentiated Investment Approach. We manage our investment portfolio pursuant to a value-oriented philosophy and invest primarily in long and short positions in publicly-traded securities that we believe will achieve higher rates of return over the long term than traditional fixed-income investment strategies that are employed by most reinsurers and designed to produce stable streams of income.

•	Maintain a Centralized Operating Structure. We believe that our centralized management structure allows us to identify and quickly respond to market opportunities and should allow us to capitalize on attractive opportunities more efficiently than our competitors and provide superior client service.

Additional Risks Relating to Our Business and This Offering

In addition to the risks described in ‘‘—Risks That Could Impact Our Business and Competitive Strengths,’’ the maintenance of our competitive strengths, the implementation of our business strategy and our future results of operations and financial condition are subject to a number of risks and uncertainties. We discuss in detail factors that could adversely affect our actual results and performance, as well as the successful implementation of our business strategy, under the heading ‘‘Risk Factors’’ beginning on page 12. Before you invest in our Class A Ordinary Shares, you should carefully consider all of the information in this prospectus, including matters set forth under the heading ‘‘Risk Factors’’ including:

•	Cyclicality of the Reinsurance Market May Affect the Industry’s and Our Profitability. The property and casualty reinsurance industry is cyclical and subject to unpredictable developments which may affect the industry’s and our profitability. These include trends of courts granting increasingly larger awards for certain damages, natural disasters, fluctuations in interest rates, changes in laws, changes in the investment environment that affect market prices of investments, inflationary pressures and other events that affect the size of premiums or losses companies and primary insurers experience.

•	We Are Dependent upon Letter of Credit Facilities. Certain of our clients require us to obtain letters of credit or provide other collateral through funds withheld or trust arrangements as the jurisdictions in which they are incorporated will not permit them to take credit on their statutory financial statements without us posting a letter of credit or providing other collateral. The inability to renew, maintain or increase our letter of credit facility will significantly limit the amount of reinsurance we can write and may require us to modify our investment strategy. If we fail to renew, maintain or increase our letter of credit facilities, our ability to implement our business strategy could be significantly and negatively affected. We have established a $200.0 million letter of credit facility. As of March 31, 2007, $65.6 million in letters of credit were issued.

•	Exposure to Natural and Man-made Disasters May Expose Us to Significant Claims. Our reinsurance operations expose us to claims arising out of unpredictable catastrophic events, such as hurricanes, hailstorms, tornados, windstorms, severe winter weather, earthquakes, floods, fires, explosions, volcanic eruptions and other natural and man-made disasters. Claims from catastrophic events could cause substantial volatility in our financial results and could have a material adverse effect on our financial condition and results of operations. As of March 31, 2007, our property catastrophe and casualty clash contracts accounted for 12.4% and 1.3% of our premiums written, respectively.

•	We May Not Qualify for an Exemption from the Investment Company Act. We rely upon an exception under the Investment Company Act for a company organized and regulated as a foreign insurance company primarily and predominantly engaged in the reinsurance business. If this exception were deemed inapplicable, we would have to register under the Investment Company Act as an investment company, and as a result we likely would not be permitted to operate our business in the manner in which we currently operate.

•	We May be Deemed to be a Passive Foreign Investment Company. Significant adverse tax consequences could result to our shareholders if either Greenlight Re or Greenlight Reinsurance, Ltd. is characterized as a passive foreign investment company, or PFIC. The determination is factual in nature and conducted annually, and we cannot assure you that we will not currently or in the future be characterized as a PFIC. We believe that we were a PFIC in 2006, 2005 and 2004. We do not believe, although we cannot assure you, that we will be a PFIC for 2007 or any future taxable year.

The Offering

Issuer	Greenlight Capital Re, Ltd.

Class A Ordinary Shares offered	10,250,000 shares

Underwriters’ option to purchase additional shares	1,537,500 shares

Number of Class A Ordinary Shares to be outstanding after this offering	28,291,023 Class A Ordinary Shares

Class B Ordinary Shares to be sold in the concurrent private placement (assuming a purchase price of $17.00 per share)	2,941,176 Class B Ordinary Shares

Listing	Nasdaq Global Select Market

Trading symbol	GLRE

Use of proceeds	We estimate net proceeds to us from this offering to be approximately $160.1 million, based upon an assumed initial offering price of $17.00 per Class A Ordinary Share, representing the midpoint of the offering range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses. Additionally, we will receive $50 million of proceeds from the sale of Class B Ordinary Shares in the concurrent private placement at a price per share equal to the initial public offering price. We presently intend to contribute substantially all of the net proceeds of this offering and the concurrent private placement to Greenlight Reinsurance, Ltd. to increase the underwriting capacity of its reinsurance operations. See ‘‘Use of Proceeds.’’

Dividend policy	We currently do not expect to pay any dividends on our Ordinary Shares. See ‘‘Dividend Policy.’’

Voting rights	Except as described herein with regard to adjustments of the aggregate votes conferred by the Ordinary Shares of shareholders holding 9.9% or more of the total voting power of our Ordinary Shares, holders of our Class A Ordinary Shares have one vote for each Class A Ordinary Share held by them and are entitled to vote on a noncumulative basis at all meetings of shareholders. Holders of our Class B Ordinary Shares are entitled to ten votes for each Class B Ordinary Share held by them, subject to the adjustments described above and a limitation on the maximum voting power of the Class B Ordinary Shares of 9.5%. See ‘‘Description of Share Capital— Ordinary Shares—Voting General’’ and ‘‘Risk Factors— Provisions of our Articles may reallocate the voting power of our Class A Ordinary Shares and subject holders of Class A Ordinary Shares to SEC Compliance.’’

Except as otherwise indicated, all information contained in this prospectus:

•	assumes the underwriters do not exercise their option to purchase additional Class A Ordinary Shares;

•	excludes 1,131,000 of our Class A Ordinary Shares issuable upon the exercise of options outstanding as of May 1, 2007, at a weighted average exercise price of $11.85 per share issued under our 2004 stock incentive plan, as amended, or stock incentive plan;

•	excludes 400,000 of our Class A Ordinary Shares issuable upon the exercise of share purchase options granted to First International Securities Ltd., or First International, a service provider, outstanding as of May 1, 2007, at an exercise price of $10.00 per share; and

•	assumes an initial offering price of $17.00 per Class A Ordinary Share.

Summary Financial Data

The following table sets forth our summary financial data for the three-month period ended March 31, 2007 and 2006 and the fiscal years ended December 31, 2006 and 2005 and the period from inception on July 13, 2004 to December 31, 2004. We were capitalized in August 2004 and commenced underwriting operations in April 2006. We derived the financial data for the years ended December 31, 2006 and 2005 and the period from July 13, 2004 to December 31, 2004 from our audited financial statements included elsewhere in this prospectus, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The financial data for the three-month periods ended March 31, 2007 and 2006 is derived from our unaudited financial statements included elsewhere in this prospectus. These historical results are not necessarily indicative of future results and the interim results are not necessarily indicative of our full-year performance. You should read the following summary financial data together with our audited financial statements and related notes included elsewhere in this prospectus and the information under ‘‘Selected Consolidated Financial Data’’ and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations.’’

	Three Months Ended March 31,		Year Ended December 31,		Period from July 13, 2004 to December 31, 2004
	2007	2006	2006	2005
	($ in thousands, except share, per share data and ratios)
Summary Statement of Income Data:
Net premiums written	$24,321	$—	$74,151	$—	$—
Net premiums earned	20,921	—	26,605	—	—
Net investment (loss) income	(14,381)	17,196	58,509	27,934	9,636
Interest income on related party promissory note receivable	—	289	1,034	1,323	516
Total revenues	6,540	17,485	86,148	29,257	10,152
Loss and loss adjustment expenses incurred	8,988	—	9,671	—	—
Acquisition costs	7,712	—	10,415	—	—
General and administrative expenses	2,980	2,015	9,063	2,992	3,377
Total expenses	19,680	2,015	29,149	2,992	3,377
Net (loss) income	$(13,140)	15,470	$56,999	$26,265	$6,775
(Loss) Earnings Per Share Data(1):
Basic	$(0.61)	$0.73	$2.67	$1.24	$0.32
Diluted	(0.61)	$0.73	2.66	1.24	0.32
Weighted average number of Ordinary Shares
Basic	21,558,915	21,227,222	21,366,140	21,226,868	21,225,000
Diluted	21,558,915	21,302,904	21,457,443	21,265,801	21,234,350
Selected Ratios (based on U.S. GAAP Statement of Income data):
Loss ratio(2)	43.0%	—	36.4%	—	—
Acquisition cost ratio(3)	36.9%	—	39.1%	—	—
Internal expense ratio(4)	14.2%	—	34.1%	—	—
Combined ratio(5)	94.1%	—	109.6%	—	—

(1)	Basic earnings per share is calculated by dividing net (loss) income by the weighted average number of shares outstanding for the period. For a period in which there is a net loss, stock options and unvested stock awards are excluded from the weighted average number of Ordinary Shares, when computing diluted earnings per share, since their inclusion would have been anti-dilutive for the period.
(2)	The loss ratio is calculated by dividing loss and loss adjustment expenses incurred by net premiums earned.
(3)	The acquisition cost ratio is calculated by dividing acquisition costs by net premiums earned.
(4)	The internal expense ratio is calculated by dividing the general and administrative expenses by net premiums earned.
(5)	The combined ratio is the sum of the loss ratio, acquisition cost ratio and the internal expense ratio.

		As of December 31,
	As of March 31, 2007	2006	2005
	($ in thousands, except share and per share data)
Summary Balance Sheet Data:
Fixed maturities, trading at fair value	$770	$—	$238
Equity investments, trading at fair value	250,337	238,799	216,702
Other investments, at estimated fair value	8,655	4,723	2,271
Total investments in securities	259,762	243,522	219,211
Cash and cash equivalents	54,039	82,704	7,218
Restricted cash and cash equivalents	191,927	154,720	99,719
Loss and loss adjustment expense recoverable	2,753	—	—
Unearned premiums ceded	10,306	—	—
Total assets	563,577	518,608	327,935
Loss and loss adjustment expense reserves	16,717	4,977	—
Unearned premium reserves	61,262	47,546	—
Total liabilities	263,849	206,441	96,113
Total shareholders’ equity	299,728	312,167	231,822
Adjusted book value(1)	$299,728	$312,167	$248,034
Ordinary shares outstanding:
Basic	21,664,393	21,557,228	21,231,666
Diluted	23,195,393	23,094,900	22,175,000
Per Share Data:
Basic adjusted book value per share(2)	$13.84	$14.48	$11.68
Diluted adjusted book value per share(3)	13.67	14.27	11.63

(1)	Adjusted book value equals total shareholders’ equity plus the aggregate principal outstanding on a promissory note from Greenlight Capital Investors, LLC, or GCI, issued in partial payment for 5,050,000 Class B Ordinary Shares, pursuant to the Securities Purchase Agreement dated August 11, 2004 between us and GCI. GCI repaid the outstanding principal amount of the promissory note on December 6, 2006.
(2)	Basic adjusted book value per share is calculated by dividing adjusted book value by the number of shares issued and outstanding at the end of the period.
(3)	Diluted adjusted book value per share is calculated by dividing the aggregate of adjusted book value and the proceeds from the exercise of options by the number of shares and share equivalents outstanding at the end of the period.

RISK FACTORS

Investing in our Class A Ordinary Shares involves significant risks, including the potential loss of all or part of your investment. These risks could materially affect our business, financial condition and results of operations and cause a decline in the market price of our Class A Ordinary Shares. You should carefully consider all of the risks described in this prospectus, in addition to the other information contained in this prospectus, before you make an investment in our Class A Ordinary Shares.

Risks Relating to Our Business

Our results of operations will fluctuate from period to period and may not be indicative of our long-term prospects.

The performance of our reinsurance operations and our investment portfolio will fluctuate from period to period. Fluctuations will result from a variety of factors, including:

•	reinsurance contract pricing;

•	our assessment of the quality of available reinsurance opportunities;

•	the volume and mix of reinsurance products we underwrite;

•	loss experience on our reinsurance liabilities;

•	our ability to assess and integrate our risk management strategy properly; and

•	the performance of our investment portfolio.

In particular, we seek to underwrite products and make investments to achieve favorable return on equity over the long term. Our investment strategy to invest primarily in long and short positions in publicly-traded equity and corporate debt securities, is subject to market volatility and is likely to be more volatile than traditional fixed-income portfolios that are comprised primarily of investment grade bonds. In addition, our opportunistic nature and focus on long-term growth in book value will result in fluctuations in total premiums written from period to period as we concentrate on underwriting contracts that we believe will generate better long-term, rather than short-term, results. Accordingly, our short-term results of operations may not be indicative of our long-term prospects.

We are a start-up operation and there is limited historical information available for investors to evaluate our performance or a potential investment in our Class A Ordinary Shares.

We have limited operating history. We were formed in July 2004 but we did not begin underwriting reinsurance transactions until April 2006. As a result, there is limited historical information available to help prospective investors evaluate our performance or an investment in our Class A Ordinary Shares. In addition, in light of our limited operating history, our historical financial statements are not necessarily meaningful for evaluating an investment in our Class A Ordinary Shares. Because our underwriting and investment strategies differ from those of other participants in the property and casualty reinsurance market, you may not be able to compare our business or prospects to other property and casualty reinsurers.

In general, reinsurance and insurance companies in their initial stages of development present substantial business and financial risks and may suffer significant losses. They must develop business relationships, establish operating procedures, hire staff, install information technology systems, implement management processes and complete other tasks appropriate for the conduct of their intended business activities. In particular, our ability to implement our strategy to penetrate the reinsurance market depends on, among other things:

•	our ability to attract clients;

•	our ability to attract and retain personnel with underwriting, actuarial and accounting and finance expertise;

•	our ability to maintain at least an A- (Excellent) rating from A.M. Best or a similar financial strength rating from one or more other ratings agencies;

•	our ability to evaluate the risks we assume under reinsurance contracts that we write;

•	the risk of being deemed a passive foreign investment company or an investment company if we are unable to implement our business plan and are deemed to not be in the active conduct of an insurance business or to not be predominantly engaged in an insurance business. See ‘‘ – We are subject to the risk of possibly becoming an investment company under U.S. federal securities law’’ and ‘‘Certain U.S. Tax Considerations – Passive Foreign Investment Companies.’’

We cannot assure you that there will be sufficient demand for the reinsurance products we plan to write to support our planned level of operations, or that we will accomplish the tasks necessary to implement our business strategy. In addition, the business we have written to date is still not mature and may be subject to greater losses than we have anticipated. From April 2006, when we commenced our underwriting operations, through March 31, 2007, we have paid an aggregate of $4.7 million of losses.

Established competitors with greater resources may make it difficult for us to effectively market our products or offer our products at a profit.

The reinsurance industry is highly competitive. We compete with major reinsurers, many of which have substantially greater financial, marketing and management resources than we do. Competition in the types of business that we underwrite is based on many factors, including:

•	premium charges;

•	the general reputation and perceived financial strength of the reinsurer;

•	relationships with reinsurance brokers;

•	terms and conditions of products offered;

•	ratings assigned by independent rating agencies;

•	speed of claims payment and reputation; and

•	the experience and reputation of the members of our underwriting team in the particular lines of reinsurance we seek to underwrite.

Additionally, although the members of our underwriting team have general experience across many property and casualty lines, they may not have the requisite experience or expertise to compete for all transactions that fall within our strategy of offering customized frequency and severity contracts at times and in markets where capacity and alternatives may be limited.

Our competitors include ACE Limited, General Re Corporation, Hannover Re Group, Munich Reinsurance Company, PartnerRe Ltd., Swiss Reinsurance Company, Transatlantic Reinsurance Company and XL Capital Ltd., which are dominant companies in our industry. Although we seek to provide coverage where capacity and alternatives are limited, we directly compete with these larger companies due to the breadth of their coverage across the property and casualty market in substantially all lines of business. We also compete with smaller companies and other niche reinsurers from time to time.

We cannot assure you that we will be able to compete successfully in the reinsurance market. Our failure to compete effectively would significantly and negatively affect our financial condition and results of operations and may increase the likelihood that we may be deemed to be a passive foreign investment company or an investment company. See ‘‘ – We are subject to the risk of possibly becoming an investment company under U.S. federal securities law’’ and ‘‘Certain U.S. Tax Considerations – Passive Foreign Investment Companies.’’

Our losses may exceed our loss reserves, which could significantly and negatively affect our business.

Our results of operations and financial condition depend upon our ability to assess accurately the potential losses associated with the risks we reinsure. Reserves are estimates at a given time of claims an insurer ultimately expects to pay, based upon facts and circumstances then known, predictions of future events, estimates of future trends in claim severity and other variable factors. The inherent uncertainties of estimating loss reserves generally are greater for reinsurance companies as compared to primary insurers, primarily due to:

•	the lapse of time from the occurrence of an event to the reporting of the claim and the ultimate resolution or settlement of the claim;

•	the diversity of development patterns among different types of reinsurance treaties; and

•	the necessary reliance on the client for information regarding claims.

As a relatively new reinsurer with a focus on being the lead underwriter on sizeable transactions and on a majority of premium we underwrite, our estimation of reserves may be less reliable than the reserve estimations of a reinsurer with a greater volume of business of smaller transactions and an established loss history. Actual losses and loss adjustment expenses paid may deviate substantially from the estimates of our loss reserves contained in our financial statements, to our detriment. If we determine our loss reserves to be inadequate, we will increase our loss reserves with a corresponding reduction in our net income in the period in which we identify the deficiency and such a reduction would negatively affect our results of operations. If our losses exceed our loss reserves, our financial condition may be significantly and negatively affected. As of March 31, 2007, our loss reserves totaled $16.7 million from seven of our 16 contracts.

The property and casualty reinsurance market may be affected by cyclical trends.

We write reinsurance in the property and casualty markets. The property and casualty reinsurance industry is cyclical. Primary insurers’ underwriting results, prevailing general economic and market conditions, liability retention decisions of companies and primary insurers and reinsurance premium rates influence the demand for property and casualty reinsurance. Prevailing prices and available surplus to support assumed business influence reinsurance supply. Supply may fluctuate in response to changes in rates of return on investments realized in the reinsurance industry, the frequency and severity of losses and prevailing general economic and market conditions.

Continued increases in the supply of reinsurance may have consequences for the reinsurance industry generally and for us, including lower premium rates, increased expenses for customer acquisition and retention and less favorable policy terms and conditions.

Our reinsurance contracts bound in 2006 provide coverage of casualty clash, homeowners’, property catastrophe and marine risks. We anticipate that we will see attractive opportunities in selected health, casualty clash, homeowners’, medical malpractice, workers’ compensation, property catastrophe and marine lines in 2007. We believe that these lines of business will present us with opportunities for the following reasons:

•	a limited number of reinsurers underwrite casualty clash reinsurance;

•	in certain states, a number of insurers are reducing their homeowners’ writings and creating opportunity for the remaining insurers that will require more reinsurance;

•	legislation in certain states, including tort reform and workers’ compensation regulation, has resulted in attractive opportunities for medical malpractice and workers’ compensation reinsurance; and

•	there is significant demand for property and catastrophe and marine reinsurance.

We also may offer other lines of business, such as commercial auto and general liability, although we do not believe that we will see many attractive opportunities in these lines as there are many reinsurers currently competing for this type of business.

Unpredictable developments, including courts granting increasingly larger awards for certain damages, natural disasters (such as catastrophic hurricanes, windstorms, tornados, earthquakes and floods), fluctuations in interest rates, changes in the investment environment that affect market prices of investments and inflationary pressures, affect the industry’s profitability. The effects of cyclicality could significantly and negatively affect our financial condition and results of operations.

A downgrade or withdrawal of our A.M. Best rating would significantly and negatively affect our ability to implement our business strategy successfully.

Companies, insurers and reinsurance brokers use ratings from independent ratings agencies as an important means of assessing the financial strength and quality of reinsurers. A.M. Best has assigned us a financial strength rating of A− (Excellent), which is the fourth highest of 15 ratings that A.M. Best issues. This rating reflects the rating agency’s opinion of our financial strength, operating performance and ability to meet obligations. It is not an evaluation directed toward the protection of investors or a recommendation to buy, sell or hold our Class A Ordinary Shares. A.M. Best periodically reviews our rating, and may revise it downward or revoke it at its sole discretion based primarily on its analysis of our balance sheet strength, operating performance and business profile. Factors which may affect such an analysis include:

•	if we change our business practices from our organizational business plan in a manner that no longer supports A.M. Best’s initial rating;

•	if unfavorable financial or market trends impact us;

•	if our losses exceed our loss reserves;

•	if we are unable to retain our senior management and other key personnel; or

•	if our investment portfolio incurs significant losses.

If A.M. Best downgrades or withdraws our rating, we could be severely limited or prevented from writing any new reinsurance contracts which would significantly and negatively affect our ability to implement our business strategy.

While none of our reinsurance contracts written on or before March 31, 2007 provide the client with the right to terminate the agreement or require us to transfer premiums on a funds withheld basis if our A- (Excellent) A.M. Best rating is downgraded, we anticipate that some of our future contracts will contain such termination provisions.

If we lose or are unable to retain our senior management and other key personnel and are unable to attract qualified personnel, our ability to implement our business strategy could be delayed or hindered, which, in turn, could significantly and negatively affect our business.

Our future success depends to a significant extent on the efforts of our senior management and other key personnel to implement our business strategy. We believe there are only a limited number of available, qualified executives with substantial experience in our industry. In addition, we will need to add personnel, including underwriters, to implement our business strategy. We could face challenges attracting personnel to the Cayman Islands. Accordingly, the loss of the services of one or more of the members of our senior management or other key personnel, or our inability to hire and retain other key personnel, could delay or prevent us from fully implementing our business strategy and, consequently, significantly and negatively affect our business.

We do not currently maintain key man life insurance with respect to any of our senior management, including our Chief Executive Officer, Chief Financial Officer or Chief Underwriting Officer. If any member of senior management dies or becomes incapacitated, or leaves the company to pursue employment opportunities elsewhere, we would be solely responsible for locating an adequate replacement for such senior management and for bearing any related cost. To the extent that we are unable to locate an adequate replacement or are unable to do so within a reasonable period of time, our business may be significantly and negatively affected.

Our failure to maintain sufficient letter of credit facilities or to increase our letter of credit capacity on commercially acceptable terms as we grow could significantly and negatively affect our ability to implement our business strategy.

We are not licensed or admitted as a reinsurer in any jurisdiction other than the Cayman Islands. Certain jurisdictions, including the United States, do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted insurers on their statutory financial statements unless appropriate security measures are implemented. Consequently, certain clients will require us to obtain a letter of credit or provide other collateral through funds withheld or trust arrangements. When we obtain a letter of credit facility, we are customarily required to provide collateral to the letter of credit provider in order to secure our obligations under the facility. Our ability to provide collateral, and the costs at which we provide collateral, are primarily dependent on the composition of our investment portfolio.

Typically, letters of credit are collateralized with fixed-income securities. Banks may be willing to accept our investment portfolio as collateral, but on terms that may be less favorable to us than reinsurance companies that invest solely or predominantly in fixed-income securities. The inability to renew, maintain or obtain letters of credit collateralized by our investment portfolio may significantly limit the amount of reinsurance we can write or require us to modify our investment strategy.

As of March 31, 2007, we had a letter of credit facility, valid until October 11, 2007, from Citibank, N.A. in a maximum amount of $200 million of which $65.6 million had been issued. Citibank, N.A. has accepted our investment portfolio as collateral. In the event of a decline in the market value of our investment portfolio that results in a collateral shortfall, as defined in the letter of credit facility, we have the right, at our option, to reduce the outstanding obligations under the letter of credit facility, to deposit additional collateral or to change the collateral composition in order to cure the shortfall. The time that we have to cure a collateral shortfall varies depending on the severity of the shortfall. The time frame in which we must cure a shortfall varies from two hours to five days, depending on the applicable formula, as laid out in the hypothecation agreement of the letter of credit. Additionally, if the shortfall is not cured within the prescribed time period an event of default will immediately occur. We will be prohibited from issuing additional letters of credit until any shortfall is cured.

We may need additional letter of credit capacity as we grow, and if we are unable to renew, maintain or increase our letter of credit facility or are unable to do so on commercially acceptable terms we may need to liquidate all or a portion of our investment portfolio and invest in a fixed-income portfolio or other forms of investment acceptable to our clients and banks as collateral, which could significantly and negatively affect our ability to implement our business strategy.

The inability to obtain business provided from brokers could adversely affect our business strategy and results of operations.

A substantial portion of our business is primarily placed through brokered transactions, which involve a limited number of reinsurance brokers. Since we began underwriting operations in April 2006, we have placed all of our premiums written through brokers. To lose or fail to expand all or a substantial portion of the brokered business provided through one or more of these brokers, many of whom may not be familiar with our Cayman Islands jurisdiction, could significantly and negatively affect our business and results of operations.

We may need additional capital in the future in order to operate our business, and such capital may not be available to us or may not be available to us on favorable terms. Furthermore, our raising additional capital could dilute your ownership interest in our company and may cause the market price of the Class A Ordinary Shares to decline.

We may need to raise additional capital in the future through public or private equity or debt offerings or otherwise in order to:

•	fund liquidity needs caused by underwriting or investment losses;

•	replace capital lost in the event of significant reinsurance losses or adverse reserve developments;

•	satisfy letters of credit or guarantee bond requirements that may be imposed by our clients or by regulators;

•	meet applicable statutory jurisdiction requirements;

•	meet rating agency capital requirements; or

•	respond to competitive pressures.

Additional capital may not be available on terms favorable to us, or at all. Further, any additional capital raised through the sale of equity could dilute your ownership interest in our company and may cause the market price of our Class A Ordinary Shares to decline. Additional capital raised through the issuance of debt may result in creditors having rights, preferences and privileges senior or otherwise superior to those of our Class A Ordinary Shares.

Our property and property catastrophe reinsurance operations may make us vulnerable to losses from catastrophes and may cause our results of operations to vary significantly from period to period.

Our reinsurance operations expose us to claims arising out of unpredictable catastrophic events, such as hurricanes, hailstorms, tornados, windstorms, severe winter weather, earthquakes, floods, fires, explosions, volcanic eruptions and other natural or man-made disasters. The incidence and severity of catastrophes are inherently unpredictable but the loss experience of property catastrophe reinsurers has been generally characterized as low frequency and high severity. Claims from catastrophic events could reduce our earnings and cause substantial volatility in our results of operations for any fiscal quarter or year and adversely affect our financial condition. Corresponding reductions in our surplus levels could impact our ability to write new reinsurance policies.

Catastrophic losses are a function of the insured exposure in the affected area and the severity of the event. Because accounting regulations do not permit reinsurers to reserve for catastrophic events until they occur, claims from catastrophic events could cause substantial volatility in our financial results for any fiscal quarter or year and could significantly and negatively affect our financial condition and results of operations.

We depend on our clients’ evaluations of the risks associated with their insurance underwriting, which may subject us to reinsurance losses.

In some of our proportional reinsurance business, in which we assume an agreed percentage of each underlying insurance contract being reinsured, or quota share contracts, we do not expect to separately evaluate each of the original individual risks assumed under these reinsurance contracts. Therefore, we will be largely dependent on the original underwriting decisions made by ceding companies. We will be subject to the risk that the clients may not have adequately evaluated the insured risks and that the premiums ceded may not adequately compensate us for the risks we assume. We also do not expect to separately evaluate each of the individual claims made on the underlying insurance contracts under quota-share. Therefore, we will be dependent on the original claims decisions made by our clients. As of March 31, 2007, we have entered into one quota share contract. Our aggregate maximum possible loss under this contract is equal to 127.5% of earned premiums, or approximately $8.4 million as of March 31, 2007. We are subject to the risk that the client may pay invalid claims, which could result in reinsurance losses for us.

We could face unanticipated losses from war, terrorism, and political unrest, and these or other unanticipated losses could have a material adverse effect on our financial condition and results of operations.

We have exposure to large, unexpected losses resulting from man-made catastrophic events, such as acts of war, acts of terrorism and political instability. These risks are inherently unpredictable and recent events may indicate an increased frequency and severity of losses. It is difficult to predict the timing of these events or to estimate the amount of loss that any given occurrence will generate. To the extent that losses from these risks occur, our financial condition and results of operations could be significantly and negatively affected.

The involvement of reinsurance brokers subjects us to their credit risk.

In accordance with industry practice, we frequently pay amounts owed on claims under our policies to reinsurance brokers, and these brokers, in turn, remit these amounts to the ceding companies that have reinsured a portion of their liabilities with us. In some jurisdictions, if a broker fails to make such a payment, we might remain liable to the client for the deficiency notwithstanding the broker’s obligation to make such payment. Conversely, in certain jurisdictions, when the client pays premiums for policies to reinsurance brokers for payment to us, these premiums are considered to have been paid and the client will no longer be liable to us for these premiums, whether or not we have actually received them. Consequently, we assume a degree of credit risk associated with brokers around the world.

We may be unable to purchase reinsurance for the liabilities we reinsure, and if we successfully purchase such reinsurance, we may be unable to collect, which could adversely affect our business, financial condition and results of operations.

As of March 31, 2007, we had purchased $13.7 million in reinsurance for the liabilities we reinsure, which we refer to as retrocessional coverage. From time to time, we may purchase retrocessional coverage for our own account in order to mitigate the effect of a potential concentration of losses upon our financial condition. The insolvency or inability or refusal of a reinsurer of reinsurance to make payments under the terms of its agreement with us could have an adverse effect on us because we remain liable to our client. From time to time, market conditions have limited, and in some cases have prevented, reinsurers from obtaining the types and amounts of retrocession that they consider adequate for their business needs. Accordingly, we may not be able to obtain our desired amounts of retrocessional coverage or negotiate terms that we deem appropriate or acceptable or obtain retrocession from entities with satisfactory creditworthiness. Our failure to establish adequate retrocessional arrangements or the failure of our retrocessional arrangements to protect us from overly concentrated risk exposure could significantly and negatively affect our business, financial condition and results of operations.

Currency fluctuations could result in exchange rate losses and negatively impact our business.

Our functional currency is the U.S. dollar. However, we expect that we will write a portion of our business and receive premiums in currencies other than the U.S. dollar. In addition, DME Advisors may invest a portion of our portfolio in assets denominated in currencies other than the U.S. dollar. Consequently, we may experience exchange rate losses to the extent our foreign currency exposure is not hedged or is not sufficiently hedged, which could significantly and negatively affect our business. If we do seek to hedge our foreign currency exposure through the use of forward foreign currency exchange contracts or currency swaps, we will be subject to the risk that our counterparties to the arrangements fail to perform.

Our ability to implement our business strategy could be delayed or adversely affected by Cayman Islands employment restrictions.

Under Cayman Islands law, persons who are not Caymanian, do not possess Caymanian status, or are not otherwise entitled to reside and work in the Cayman Islands pursuant to provisions of the Immigration Law (2006 Revision) of the Cayman Islands, which we refer to as the Immigration Law, may not engage in any gainful occupation in the Cayman Islands without an appropriate governmental work permit. Such a work permit may be granted or extended on a continuous basis for a maximum period of seven years (unless the employee is deemed to be exempted from such requirement in accordance with the provisions of the Immigration Law, in which case such period may be extended to nine years and the employee given the opportunity to apply for permanent residence) upon showing that, after proper public advertisement, no Caymanian or person of Caymanian status, or other person legally and ordinarily resident in the Cayman Islands who meets the minimum standards for the advertised position is available. The failure of these work permits to be granted or extended could delay us from fully implementing our business strategy.

There are differences under Cayman Islands corporate law and Delaware corporate law with respect to interested party transactions which may benefit certain of our shareholders at the expense of other shareholders.

Under Cayman Islands corporate law, a director may vote on a contract or transaction where the director has an interest as a shareholder, director, officer or employee provided such interest is disclosed. None of our contracts will be deemed to be void because any director is an interested party in such transaction and interested parties will not be held liable for monies owed to the company.

Under Delaware law, interested party transactions are voidable.

Risks Relating to Insurance and Other Regulations

Any suspension or revocation of our reinsurance license would materially impact our ability to do business and implement our business strategy.

We are licensed as a reinsurer only in the Cayman Islands and do not plan to be licensed in any other jurisdiction. The suspension or revocation of our license to do business as a reinsurance company in the Cayman Islands for any reason would mean that we would not be able to enter into any new reinsurance contracts until the suspension ended or we became licensed in another jurisdiction. Any such suspension or revocation of our license would negatively impact our reputation in the reinsurance marketplace and could have a material adverse effect on our results of operations.

The Cayman Island Monetary Authority, or CIMA, which is the regulating authority of the Cayman Islands, may take a number of actions, including suspending or revoking a reinsurance license whenever CIMA believes that a licensee is or may become unable to meet its obligations, is carrying on business in a manner likely to be detrimental to the public interest or to the interest of its creditors or policyholders, has contravened the terms of the Law, or has otherwise behaved in such a manner so as to cause CIMA to call into question the licensee’s fitness.

Further CIMA may revoke our license if:

•	we cease to carry on reinsurance business;

•	the direction and management of our reinsurance business has not been conducted in a fit and proper manner;

•	a person holding a position as a director, manager or officer is not a fit and proper person to hold the respective position; or

•	we become bankrupt or go into liquidation or we are wound up or otherwise dissolved.

In addition, CIMA could revoke or suspend our license if we are deemed to be a PFIC or an investment company under the Investment Company Act of 1940. Similarly, if CIMA suspended or revoked our license we could lose our exception under the Investment Company Act of 1940, as amended, or the Investment Company Act. See ‘‘–We are subject to the risk of possibly becoming an investment company under U.S. federal securities law.’’

We are subject to the risk of possibly becoming an investment company under U.S. federal securities law.

The Investment Company Act regulates certain companies that invest in or trade securities. We rely on an exception under the Investment Company Act for a company organized and regulated as a foreign insurance company which is engaged primarily and predominantly in the reinsurance of risks on insurance agreements. The law in this area is subjective and there is a lack of guidance as to the meaning of ‘‘primarily and predominantly’’ under the relevant exception to the Investment Company Act. For example, there is no standard for the amount of premiums that need be written relative to the level of a company’s capital in order to qualify for the exception. If this exception were deemed inapplicable, we would have to register under the Investment Company Act as an investment company. Registered investment companies are subject to extensive, restrictive and potentially adverse regulation relating to, among other things, operating methods, management, capital structure, leverage, dividends and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner in which we operate our business, nor are registered investment companies permitted to have many of the relationships that we have with our affiliated companies. Accordingly, we likely would not be permitted to engage DME Advisors as our investment advisor, unless we obtained board and shareholder approvals under the Investment Company Act. If DME Advisors were not our investment advisor, DME Advisors would liquidate our investment portfolio and we would seek to identify and retain another investment advisor with a value-oriented investment philosophy. If we could not identify or retain such an advisor, we would be required to make substantial modifications to our investment strategy. Any such changes to our investment strategy could significantly and negatively impact our investment results, financial condition and our ability to implement our business strategy.

If at anytime it were established that we had been operating as an investment company in violation of the registration requirements of the Investment Company Act, there would be a risk, among other material adverse consequences, that we could become subject to monetary penalties or injunctive relief, or both, that we would be unable to enforce contracts with third parties or that third parties could seek to obtain recission of transactions with us undertaken during the period in which it was established that we were an unregistered investment company.

To the extent that the laws and regulations change in the future so that contracts we write are deemed not to be reinsurance contracts, we will be at greater risk of not qualifying for the Investment Company Act exception. Additionally, it is possible that our classification as an investment company would result in the suspension or revocation of our reinsurance license.

Insurance regulators in the United States or elsewhere may review our activities and claim that we are subject to that jurisdiction’s licensing requirements.

We do not presently expect that we will be admitted to do business in any jurisdiction other than the Cayman Islands. In general, the Cayman Islands insurance statutes, regulations and the policies of CIMA are less restrictive than United States state insurance statutes and regulations. We cannot assure you, however, that insurance regulators in the United States, the United Kingdom or elsewhere will not review our activities and claim that we are subject to such jurisdiction’s licensing requirements. In addition, we are subject to indirect regulatory requirements imposed by jurisdictions that may limit our ability to provide reinsurance. For example, our ability to write reinsurance may be subject, in certain cases, to arrangements satisfactory to applicable regulatory bodies and proposed legislation and regulations may have the effect of imposing additional requirements upon, or restricting the market for, non U.S. reinsurers such as us with whom domestic companies may place business. We do not know of any such proposed legislation pending at this time.

If in the future we were to become subject to the laws or regulations of any state in the United States or to the laws of the United States, the United Kingdom or of any other country, we may consider various alternatives to our operations. If we choose to attempt to become licensed in another jurisdiction, for instance, we may not be able to do so and the modification of the conduct of our business or the non-compliance with insurance statutes and regulations could significantly and negatively affect our business.

Current legal and regulatory activities relating to certain insurance products could affect our business, results of operations and financial condition

The sale and purchase of products that may be structured in such a way so as to not contain sufficient risk transfer to meet the requirement of SFAS 113 to be accounted for as reinsurance, or loss mitigation insurance products, have become the focus of investigations by the Securities and Exchange Commission, or the SEC, and numerous state Attorneys General. Although we seek to use structured contractual features in our product offerings, we conduct both internal and external accounting analyses with respect to risk transfer and believe that to date all of our contracts contain sufficient risk transfer under SFAS 113 to be accounted for as reinsurance. However, because some of our contracts contain or will contain features designed to manage the overall risks we assume, such as a cap on potential losses or a refund of some portion of the premium if we incur smaller losses than anticipated at the time the contract is entered into, it is possible that we may become subject to the ongoing inquiries into loss mitigation products conducted by the SEC or certain Attorney Generals. In addition, we cannot predict at this time what effect the current investigations, litigation and regulatory activity will have on the reinsurance industry or our business or what, if any, changes may be made to laws and regulations regarding the industry and financial reporting.  It is possible that these investigations or related regulatory developments will mandate changes in industry practices that will negatively impact our ability to use certain loss mitigation features in our products and, accordingly, our ability to operate our business pursuant to our existing strategy. Moreover, any reclassification of our reinsurance contracts as deposit liabilities rather than reinsurance contacts could call into question our exception under the Investment Company Act.

The outcome of recent industry investigations and regulatory proposals could adversely affect our financial condition and results of operations and cause the price of our shares to be volatile.

The insurance industry has attracted increased scrutiny by regulatory and law enforcement authorities relating to allegations of improper special payments, price-fixing, bid-rigging, improper accounting practices and other alleged misconduct. Formal and informal inquiries have been made of a large segment of the industry, and a number of companies in the insurance industry have received subpoenas, requests for information from regulatory agencies or other inquiries relating to these and similar matters. These efforts have resulted in both enforcement actions and proposals for new regulation. Although some of these enforcement actions have been settled and we are not subject to the United States regulatory regime, we cannot predict the outcome of this increased regulatory scrutiny or whether it will expand into other areas, whether activities and practices currently thought to be lawful will be characterized as unlawful, what form new regulations will have when finally adopted or the impact, if any, of increased regulatory and law enforcement action on our business and results of operations.

New Florida legislation could adversely affect the market for Florida-specific programs and, if replicated by other jurisdictions, could adversely affect the U.S. reinsurance market and our business.

On January 26, 2007, the Florida governor signed a law that, among other things, substantially increases the amount of reinsurance available to primary insurers from the Florida Hurricane Catastrophe Fund, increases competitiveness of a state-sponsored primary insurer, and increases the capitalization requirements of certain insurers to operate in the Florida market. Accordingly, these laws are expected to result in a reduction of the amount of private market reinsurance required by primary insurers and may reduce overall primary insurance coverage due to the expansion of a state-sponsored primary insurer. To the extent that such legislation serves to shift reinsurance purchases from the private reinsurance market to that state’s catastrophe fund or mandates certain pricing for reinsurance, our revenues may be adversely impacted in the future as insurers may become increasingly reliant on the state’s resources, potentially reducing our reinsurance opportunities in Florida.

As of March 31, 2007, our largest contract provided reinsurance to First Protective Insurance Company, a Florida homeowners’ insurer. Our contract provides property coverage that excludes catastrophes and is structured such that the premium and economics of the contract are not immediately impacted by the new Florida legislation. However, we cannot predict how this legislation will impact this client relationship, if at all, in the long term. We note that the recently-enacted Florida legislation could cause our client to reduce its prices in order to remain competitive with the state-sponsored primary insurer. Any reduction in pricing may diminish the client’s ability and/or desire to compete in the Florida market and, accordingly, our reinsurance opportunities with this client in the Florida market. Alternatively, the legislation may, in fact, increase our client’s opportunities as some of its competitors may withdraw from the market as they may not be able to compete effectively due to increased capitalization or other newly enacted requirements. If the demand for our client’s product offerings increases due to less competition and fewer market participants, our reinsurance opportunities may increase.

Additionally, similar laws may be enacted in other jurisdictions, which could have an adverse impact on the U.S. reinsurance market and could negatively affect our business.

Risks Relating to Our Investment Strategy and Our Investment Advisor

We have limited control as to how our investment portfolio is allocated and its performance depends on the ability of DME Advisors to select and manage appropriate investments.

We have engaged DME Advisors to act as our exclusive investment advisor for our investment portfolio and to recommend appropriate investment opportunities. Although DME Advisors is contractually obligated to follow our investment guidelines, we cannot assure shareholders as to how assets will be allocated to different investment opportunities, including long and short positions and derivatives trading, which could increase the level of risk to which our investment portfolio will be exposed. In addition, DME Advisors can outsource to subadvisors without our consent or approval.

The performance of our investment portfolio depends to a great extent on the ability of DME Advisors to select and manage appropriate investments. The advisory agreement terminates on December 31, 2009, unless extended, and we have limited ability to terminate the advisory agreement earlier. We cannot assure you that DME Advisors will be successful in meeting our investment objectives or that the advisory agreement with DME Advisors will be renewed. The failure of DME Advisors to perform adequately could significantly and negatively affect our business, results of operations and financial condition.

We depend upon DME Advisors to implement our investment strategy.

We depend upon DME Advisors to implement our investment strategy. Accordingly, the diminution or loss of the services of DME Advisors could significantly affect our business. The loss of DME Advisors’ principals or other key personnel, or DME Advisors’ inability to hire and retain other key personnel, over which we have no control, could delay or prevent DME Advisors from fully implementing our investment strategy on our behalf, and consequently, could significantly and negatively affect our business. The advisory agreement requires that we utilize the advisory services of DME Advisors exclusively until December 31, 2009, subject to limited termination provisions, even if the performance of our investment portfolio is below our expectations.

Our investment performance may suffer as a result of adverse capital market developments or other factors and impact our liquidity, which could in turn adversely affect our financial condition and results of operations.

We derive a significant portion of our income from our investment portfolio. As a result, our operating results depend in part on the performance of our investment portfolio. We strive to structure our investments in a manner that recognizes our liquidity needs for future liabilities. We cannot assure you that DME Advisors will successfully structure our investments in relation to our anticipated liabilities. Failure to do so could force us to liquidate investments at a significant loss or at prices that are not optimal, which could significantly and adversely affect our financial results. The returns on our investment portfolio for the years ended December 31, 2005 and 2006 and the three-month period ended March 31, 2007 were $27.9 million, $58.5 million, and ($14.4 million), respectively, compared to total revenue of $29.3 million, $86.1 million and $6.5 million, respectively.

The risks associated with DME Advisors’ value-oriented investment strategy may be substantially greater than the risks associated with traditional fixed-income investment strategies. In addition, making long equity investments in an up or rising market may increase the risk of not generating profits on these investments and we may incur losses if the market declines. Similarly, making short equity investments in a down or falling market may increase the risk of not generating profits on these investments and we may incur losses if the market rises. The market price of the Class A Ordinary Shares may be volatile and the risk of loss may be greater when compared with other reinsurance companies. The success of our investment strategy may also be affected by general economic conditions. Unexpected market volatility and illiquidity associated with our investments could significantly and negatively affect our investment portfolio results.

Potential conflicts of interest with DME Advisors may exist that could adversely affect us.

None of DME Advisors and its principals, including David Einhorn, Chairman of our Board of Directors, and the president of Greenlight Capital, Inc., are obligated to devote any specific amount of time to the affairs of our company. Affiliates of DME Advisors, including Greenlight Capital, Inc., manage and expect to continue to manage other client accounts, some of which have objectives similar to ours, including collective investment vehicles managed by DME Advisors’ affiliates and in which DME Advisors or its affiliates may have an equity interest. Pursuant to our advisory agreement with

DME Advisors, DME Advisors has the exclusive right to manage our investment portfolio and is required to follow our investment guidelines and act in a manner that is fair and equitable in allocating investment opportunities to us, but the agreement does not otherwise impose any specific obligations or requirements concerning allocation of time, effort or investment opportunities to us or any restriction on the nature or timing of investments for our account and for DME Advisors’ own account or other accounts that DME Advisors or its affiliates may manage. If we compete for any investment opportunity with another entity that DME Advisors or its affiliates manage, DME Advisors is not required to afford us any exclusivity or priority. DME Advisors’ interest and the interests of its affiliates, including Greenlight Capital, Inc., may at times conflict, possibly to DME Advisors’ detriment, which may potentially adversely affect our investment opportunities and returns.

Although Mr. Einhorn, Chairman of our Board of Directors, recused himself from the vote approving and adopting our investment guidelines, he is not, under Cayman Islands law, legally restricted from participating in making decisions with respect to our investment guidelines. Accordingly, his involvement as a member of our Board of Directors may lead to a conflict of interest.

DME Advisors and its affiliates may also manage accounts whose advisory fee schedules, investment objectives and policies differ from ours, which may cause DME Advisors and its affiliates to effect trading in one account that may have an adverse effect on another account, including ours. We are not entitled to inspect the trading records of DME Advisors, or its principals, that are not related to our company.

Our investment portfolio may be concentrated in a few large positions which could result in large losses.

Our investment guidelines provide that DME Advisors may commit up to 20% of our assets under management to any one investment. Accordingly, from time to time we may hold a few, relatively large securities positions in relation to our capital. As of March 31, 2007, we were invested in fewer than 100 equity securities and the top five long and short positions in equity securities comprised an aggregate of 34% and 23%, respectively, of our investment portfolio. As of December 31, 2006, approximately 10.3% of our invested capital was invested in one long position in Lanxess AG. As of March 31, 2007, no investment comprised more than 10% of our invested capital. Since our investment portfolio may not be widely diversified, it may be subject to more rapid changes in value than would be the case if the investment portfolio were required to maintain a wide diversification among companies, securities and types of securities.

DME Advisors may trade on margin and use other forms of financial leverage, which could potentially adversely affect our revenues.

Our investment guidelines provide DME Advisors with the ability to trade on margin and use other forms of financial leverage. Fluctuations in the market value of our investment portfolio can have a disproportionately large effect in relation to our capital. Any event which may adversely affect the value of positions we hold could significantly negatively affect the net asset value of our investment portfolio and thus our results of operations.

DME Advisors may effectuate short sales that subject us to unlimited loss potential.

DME Advisors may enter into transactions in which it sells a security it does not own, which we refer to as a short sale, in anticipation of a decline in the market value of the security. Short sales for our account theoretically will involve unlimited loss potential since the market price of securities sold short may continuously increase. Under adverse market conditions, DME Advisors might have difficulty purchasing securities to meet short sale delivery obligations, and may have to cover shorts sales at suboptimal prices.

The loss by DME Advisors of key employees could materially adversely affect our investment results.

DME Advisors, and consequently our investment portfolio, is dependent on the talents, efforts and leadership of DME Advisors’ principals. The diminution or loss of the services of DME Advisors’ principals, or diminution or loss of their reputation and integrity, or any negative market or industry perception arising from that diminution or loss, could have a material adverse effect on our business. Our advisory agreement with DME Advisors does not allow us to terminate the agreement in the event that DME Advisors loses any or all of its principals.

DME Advisors may transact in derivative instruments which may increase the risk of our investment portfolio.

Derivative instruments, or derivatives, include futures, options, swaps, structured securities and other instruments and contracts that derive their value from one or more underlying securities, financial benchmarks, currencies, commodities or indices. There are a number of risks associated with derivatives trading. Because many derivatives are leveraged, and thus provide significantly more market exposure than the money paid or deposited when the transaction is entered into, a relatively small adverse market movement may result in the loss of a substantial portion of or the entire investment, and may potentially expose us to a loss exceeding the original amount invested. Derivatives may also expose us to liquidity and counterparty risk. There may not be a liquid market within which to close or dispose of outstanding derivatives contracts. In the event of the counterparty’s default, we will generally only rank as an unsecured creditor and risk the loss of all or a portion of the amounts we are contractually entitled to receive.

The compensation arrangements of DME Advisors may create an incentive to effect transactions that are risky or speculative.

DME Advisors is entitled to two forms of compensation under the advisory agreement:

•	a management fee of 1.5% annually, charged monthly, based on net assets under management; and

•	performance compensation based on the appreciation, including unrealized appreciation, in the value of our investment portfolio equal to 20% of net profits, subject to a loss carryforward provision.

While the performance compensation arrangement provides that losses will be carried forward as an offset against net profits in subsequent periods, DME Advisors generally will not otherwise be penalized for realized losses or decreases in the value of our portfolio. These performance compensation arrangements may create an incentive for DME Advisors to engage in transactions that focus on the potential for short-term gains rather than long-term growth or that are particularly risky or speculative.

DME Advisors’ representatives’ service on boards and committees may place trading restrictions on our investments and may subject us to indemnification liability.

DME Advisors may from time to time place its or its affiliates’ representatives on creditors committees and/or boards of certain companies in which we have invested. While such representation may enable DME Advisors to enhance the sale value of our investments, it may also place trading restrictions on our investments and may subject us to indemnification liability. The advisory agreement provides for the indemnification of DME Advisors or any other person designated by DME Advisors for claims arising from such board representation.

From March 31, 2006 until March 7, 2007, David Einhorn, the Chairman of our Board of Directors, was a director of New Century Financial Corp., or New Century, a subprime mortgage lender that filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code on April 2, 2007. During Mr. Einhorn’s tenure as a director of New Century. Mr. Einhorn periodically was privy to material non-public information about New Century. In addition, Mr. Einhorn was subject to New Century’s insider trading policy, which prohibits directors and certain officers from trading in the company’s securities during specific times. As a result, Mr. Einhorn and the investment advisory firms he manages, including DME Advisors, from time to time were restricted from trading New Century’s securities.

Each of New Century’s directors, including Mr. Einhorn, has been named as a defendant in several shareholder lawsuits.  If Mr. Einhorn were held liable with respect to any claims relating to or arising out of New Century’s bankruptcy filing or the shareholder lawsuits, and if such claims were not fully covered by New Century’s director and officer insurance coverage or indemnification by New Century, then under the advisory agreement we may have to indemnify him for certain losses arising from such claims. We do not believe that our indemnification obligations, if any, relating to Mr. Einhorn’s former membership on the board of directors of New Century would have a material adverse effect on our business.

As of March 31, 2007, representatives of DME Advisors sat on the board of directors of each of Biofuel Energy Corp. and Ark Real Estate Partners LP, both of which as of March 31, 2007 were privately-held.

The ability to use ‘‘soft dollars’’ may provide DME Advisors with an incentive to select certain brokers that may take into account benefits to be received by DME Advisors.

DME Advisors is entitled to use so-called ‘‘soft dollars’’ generated by commissions paid in connection with transactions for our investment portfolio to pay for certain of DME Advisors’ operating and overhead costs, including the payment of all or a portion of its costs and expenses of operation. ‘‘Soft dollars’’ are a means of paying brokerage firms for their services through commission revenue, rather than through direct payments. DME Advisors’ right to use soft dollars may give DME Advisors an incentive to select brokers or dealers for our transactions, or to negotiate commission rates or other execution terms, in a manner that takes into account the soft dollar benefits received by DME Advisors rather than giving exclusive consideration to the interests of our investment portfolio and, accordingly, may create a conflict.

The advisory agreement has limited termination provisions.

The advisory agreement has limited termination provisions which restrict our ability to manage our investment portfolio outside of DME Advisors. Because the advisory agreement contains exclusivity and limited termination provisions, we are unable to use investment managers other than DME Advisors for so long as the agreement is in effect. The advisory agreement term is January 1, 2007 through December 31, 2009 and will automatically renew for successive three-year terms unless we or DME Advisors notify the other party at least 90 days prior to the end of the current term of its desire to terminate. We may terminate the advisory agreement prior to the expiration of its term only ‘‘for cause,’’ which is defined as:

•	a material violation of applicable law relating to DME Advisors’ advisory business;

•	DME Advisors’ gross negligence, willful misconduct or reckless disregard of its obligations under the advisory agreement;

•	a material breach by DME Advisors of our investment guidelines that is not cured within a 15-day period; or

•	a material breach by DME Advisors’ of its obligations to return and deliver assets as we may request.

If we become dissatisfied with the results of the investment performance of DME Advisors, we will be unable to hire new investment managers until the advisory agreement expires by its terms or is terminated for cause.

Certain of our investments may have limited liquidity and lack valuation data, which could create a conflict of interest.

Our investment guidelines provide DME Advisors with the flexibility to invest in certain securities with limited liquidity or no public market. This lack of liquidity may adversely affect the ability of DME Advisors to execute trade orders at desired prices, and may impact our ability to fulfill our payment obligations. To the extent that DME Advisors invests in securities or instruments for which market quotations are not readily available, under the terms of the advisory agreement the valuation of such securities and instruments for purposes of compensation to DME Advisors will be determined by DME Advisors, whose determination, subject to audit verification, will be conclusive and binding in the absence of bad faith or manifest error. Because the advisory agreement gives DME Advisors the power to determine the value of securities with no readily discernable market value, and because the calculation of DME Advisors’ fee is based on the value of the investment account, a conflict may exist or arise.

Increased regulation or scrutiny of alternative investment advisors may affect DME Advisors’ ability to manage our investment portfolio or affect our business reputation.

Non-traditional investment advisors that pursue investment strategies like ours, which involve the shorting of securities and the use of derivatives and leverage to enhance returns and which we refer to as alternative investment strategies, have recently come under increased scrutiny by regulatory officials and have been the subject of proposals for new regulation and oversight.

In 2005, the SEC considered stricter oversight of the alternative investment industry. Effective February 10, 2005, the SEC adopted a new rule under the Investment Advisor Act of 1940 to require certain unregistered investment advisors to register with the SEC. In June 2006, a federal court of appeals vacated the SEC’s rule, but we cannot assure you that other legislation or regulations will not be proposed and enacted. It is possible that increased regulation of alternative investment advisors would adversely impact DME Advisors’ ability to manage our investment portfolio or its ability to manage our portfolio pursuant to our existing investment strategy, which could cause us to alter our existing investment strategy and could significantly and negatively affect our business and results of operations. In addition, adverse publicity regarding alternative investment strategies generally, or DME Advisors or its affiliates specifically, could negatively affect our business reputation and attractiveness as a counterparty to brokers and clients.

We may invest in securities based outside the United States which may be riskier than securities of United States issuers.

Under our investment guidelines, DME Advisors may invest in securities of issuers organized or based outside the United States. These investments may be subject to a variety of risks and other special considerations not affecting securities of U.S. issuers. Many foreign securities markets are not as developed or efficient as those in the United States. Securities of some foreign issuers are less liquid and more volatile than securities of comparable U.S. issuers. Similarly, volume and liquidity in many foreign securities markets are less than in the United States and, at times, price volatility can be greater than in the United States. Non-U.S. issuers may be subject to less stringent financial reporting and informational disclosure standards, practices and requirements than those applicable to U.S. issuers.

DME Advisors is entitled to receive management fees regardless of the performance of our investment portfolio.

Pursuant to the investment advisory agreement with DME Advisors, we are obligated to pay DME Advisors:

•	a 1.5% annual fee, regardless of the performance of our investment account, payable monthly based on the net asset value of our investment account, with certain exceptions, or management fee, and

•	performance compensation based on the appreciation in the value of our investment account equal to 20% of net profits calculated per annum, or incentive fee, subject to a loss carryforward provision.

The loss carryforward provision allows DME Advisors to earn a reduced incentive fee of 10% of profits in any year subsequent to the year in which our investment account managed by DME Advisors incurs a loss, until all losses are recouped and an additional amount equal to 150% of the loss is earned.

Risks Relating to our Class A Ordinary Shares

A shareholder may be required to sell its Class A Ordinary Shares.

Our Articles provide that we have the option, but not the obligation, to require a shareholder to sell its Class A Ordinary Shares for their fair market value to us, to other shareholders or to third parties if our Board of Directors determines that ownership of our Class A Ordinary Shares by such shareholder may result in adverse tax, regulatory or legal consequences to us, any of our subsidiaries or any of our shareholders and that such sale is necessary to avoid or cure such adverse consequences.

Provisions of our Articles, the Companies Law of the Cayman Islands and our corporate structure may each impede a takeover, which could adversely affect the value of our Class A Ordinary Shares.

Our Articles contain certain provisions that could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. Our Articles provide that a director may only be removed for ‘‘Cause’’ as defined in the Articles, upon the affirmative vote of not less than 50% of our issued and outstanding Ordinary Shares.

Our Articles permit our Board of Directors to issue preferred shares from time to time, with such rights and preferences as they consider appropriate. Our Board of Directors may authorize the issuance of preferred shares with terms and conditions and under circumstances that could have an effect of discouraging a takeover or other transaction, deny shareholders the receipt of a premium on their Class A Ordinary Shares in the event of a tender or other offer for Class A Ordinary Shares and have a depressive effect on the market price of the Class A Ordinary Shares.

Unlike many jurisdictions in the United States, Cayman Islands law does not provide for mergers as that term is understood under corporate law in the United States. Cayman Islands law does have statutory provisions that provide for the reconstruction and amalgamation of companies, which are commonly referred to in the Cayman Islands as ‘‘schemes of arrangement.’’ The procedural and legal requirements necessary to consummate these transactions are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States. Under Cayman Islands law and practice, a scheme of arrangement in relation to a Cayman Islands company must be approved at a shareholders’ meeting by each class of shareholders, in each case, by a majority of the number of holders of each class of a company’s shares that are present and voting, either in person or by proxy, at such a meeting, which holders must also represent 75% in value of such class issued that are present and voting, either in person or by proxy, at such meeting, excluding the shares owned by the parties to the scheme of arrangement.

The convening of these meetings and the terms of the amalgamation must also be sanctioned by the Grand Court of the Cayman Islands. Although there is no requirement to seek the consent of the creditors of the parties involved in the scheme of arrangement, the Grand Court typically seeks to ensure that the creditors have consented to the transfer of their liabilities to the surviving entity or that the scheme of arrangement does not otherwise materially adversely affect the creditors’ interests. Furthermore, the Grand Court will only approve a scheme of arrangement if it is satisfied that:

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the scheme of arrangement is such as a businessman would reasonably approve; and

•	the scheme of arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

In addition, David Einhorn owns all of the outstanding Class B Ordinary Shares. As a result, we will not be able to enter into a scheme of arrangement without the approval of David Einhorn as the holder of our Class B Ordinary Shares.

Holders of Class A Ordinary Shares may have difficulty obtaining or enforcing a judgment against us, and they may face difficulties in protecting their interests because we are incorporated under Cayman Islands law.

Because we are a Cayman Islands company, there is uncertainty as to whether the Grand Court of the Cayman Islands would recognize or enforce judgments of United States courts obtained against us predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in the Cayman Islands against us predicated upon the securities laws of the United States or any state thereof.

We are incorporated as an exempted company limited by shares under the Companies Law. A significant amount of our assets are located outside of the United States. As a result, it may be difficult for persons purchasing the Class A Ordinary Shares to effect service of process within the United States upon us or to enforce judgments against us or judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States or any state of the United States.

Turner & Roulstone, our Cayman Islands counsel, has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will, based on the principle that a judgment by a competent foreign court will impose upon the judgment debtor an obligation to pay the sum for which judgment has been given, recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, not in respect of taxes or a fine or penalty if not inconsistent with a Cayman Islands judgment in respect of the same matters, and was not obtained in a manner, and is not of a kind, the enforcement of which is contrary to the public policy of the Cayman Islands. There is doubt, however, as to whether the courts of the Cayman Islands will, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature.

A Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

Unlike many jurisdictions in the United States, Cayman Islands law does not specifically provide for shareholder appraisal rights on a merger or consolidation of a company. This may make it more difficult for shareholders to assess the value of any consideration they may receive in a merger or consolidation or to require that the offeror give a shareholder additional consideration if he believes the consideration offered is insufficient.

Shareholders of Cayman Islands exempted companies such as ours have no general rights under Cayman Islands law to inspect corporate records and accounts. Our directors have discretion under our Articles to determine whether or not, and under what conditions, the corporate records may be inspected by shareholders, but are not obligated to make them available to shareholders. This fact may make it more difficult for shareholders to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against our Board of Directors.

Provisions of our Articles may reallocate the voting power of our Class A Ordinary Shares and subject holders of Class A Ordinary Shares to SEC compliance.

In certain circumstances, the total voting power of our Ordinary Shares held by any one person will be reduced to less than 9.9% and the total voting power of the Class B Ordinary Shares will be reduced to 9.5% of the total voting power of the total issued and outstanding Ordinary Shares. In the event a holder of our Ordinary Shares acquires shares representing 9.9% or more of the total voting power of our Ordinary Shares or the Class B Ordinary Shares represent more than 9.5% of the total voting power of our outstanding shares, there will be an effective reallocation of the voting power of the Class A Ordinary Shares or Class B Ordinary Shares which may cause a shareholder to acquire 5% or more of the voting power of the Ordinary Shares.

Such a shareholder may become subject to the reporting and disclosure requirements of Sections 13(d) and (g) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a reallocation also may result in an obligation to amend previous filings made under Section 13(d) or

(g) of the Exchange Act. Under our Articles, we have no obligation to notify shareholders of any adjustments to their voting power. Shareholders should consult their own legal counsel regarding the possible reporting requirements under Section 13 of the Exchange Act.

After giving effect to the offering described herein and the concurrent private placement of Class B Ordinary Shares to David Einhorn, Mr. Einhorn will own 18.8% of the issued and outstanding Ordinary Shares, assuming that the price of the Class A Ordinary Shares is at the mid-point of the offering, causing him to exceed the 9.5% limitation imposed on the total voting power of the Class B Ordinary Shares. Thus, the remaining 9.3% of the voting power held by the Class B Ordinary Shares that is in excess of the 9.5% limitation will be reallocated pro rata to holders of Class A Ordinary Shares according to their percentage interest in the company. However, no shareholder will be allocated voting rights that would cause it to have 9.9% or more of the total voting power of our Ordinary Shares. The allocation of the voting power of the Class B Ordinary Shares to you will depend upon the total voting power of the Class B Ordinary Shares outstanding, as well as the percentage of Class A Ordinary Shares held by you and the other holders of Class A Ordinary Shares. Accordingly, we cannot tell you with precision what multiple of a vote per share you will be allocated as a result of the anticipated reallocation of voting power of the Class B Ordinary Shares.

Risks Relating to Taxation

In addition to the risk factors discussed below, we advise you to read ‘‘Certain Cayman Islands Tax Considerations’’ described on page 107 and ‘‘Certain United States Tax Considerations’’ beginning on page 107 and to consult your own tax advisor regarding the tax consequences to your investment in our Class A Ordinary Shares.

We may become subject to taxation in the Cayman Islands which would negatively affect our results.

Under current Cayman Islands law, we are not obligated to pay any taxes in the Cayman Islands on either income or capital gains. The Governor-in-Cabinet of Cayman Islands has granted us an exemption from the imposition of any such tax on us for twenty years from February 1, 2005. We cannot be assured that after such date we would not be subject to any such tax. If we were to become subject to taxation in the Cayman Islands, our financial condition and results of operations could be significantly and negatively affected. See ‘‘Certain Cayman Islands Tax Considerations.’’

We may be subject to United States federal income taxation.

We are incorporated under the laws of the Cayman Islands and intend to operate in a manner that will not cause us to be treated as engaging in a United States trade or business and will not cause us to be subject to current United States federal income taxation on our net income. However, because there are no definitive standards provided by the Internal Revenue Code, regulations or court decisions as to the specific activities that constitute being engaged in the conduct of a trade or business within the United States, and as any such determination is essentially factual in nature, we cannot assure you that the United States Internal Revenue Service, or the IRS, will not successfully assert that we are engaged in a trade or business in the United States and thus are subject to current United States federal income taxation.

United States persons who own Class A Ordinary Shares may be subject to United States federal income taxation on our undistributed earnings and may recognize ordinary income upon disposition of Class A Ordinary Shares.

Passive Foreign Investment Company.    Significant potential adverse United States federal income tax consequences generally apply to any United States person who owns shares in a PFIC. We believe that each of Greenlight Re and Greenlight Reinsurance, Ltd. were PFICs in 2006, 2005 and 2004. We further believe, although we cannot assure you, that neither Greenlight Re nor Greenlight Reinsurance, Ltd. will be a PFIC for 2007 or any future taxable year.

In general, either of Greenlight Re or Greenlight Reinsurance Ltd. would be a PFIC for a taxable year if 75% or more of its income constitutes ‘‘passive income’’ or 50% or more of its assets produce ‘‘passive income.’’ Passive income generally includes interest, dividends and other investment income but does not include income derived in the active conduct of an insurance business by a corporation predominantly engaged in an insurance business. This exception for insurance companies is intended to ensure that a bona fide insurance company’s income is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. We believe that we are currently operating and intend to continue operating our business with financial reserves at a level that should not cause us to be deemed PFICs, although we cannot assure you the IRS will not successfully challenge this conclusion. Moreover, our expectation with respect to 2007 is based on the amount of risk that we expect to underwrite during the remainder of the year. If we are unable to underwrite sufficient amount of risk for 2007 or thereafter, we may be a PFIC.

In addition, sufficient risk must be transferred under an insurance company’s contracts with its insureds in order to qualify for the insurance exception. Whether our insurance contracts possess adequate risk transfer for purposes of determining whether income under our contracts is insurance income, and whether we are predominantly engaged in the insurance business, are subjective in nature and there is very little authority on these issues. However, because we are and may continue to be engaged in certain structured risk and other non-traditional reinsurance markets, we cannot assure you that the IRS will not successfully challenge the level of risk transfer under our reinsurance contracts for purposes of the insurance company exception. The IRS has notified taxpayers in IRS Notice 2003-34 that it intends to scrutinize the activities of certain insurance companies located outside of the United States, including reinsurance companies that invest a significant portion of their assets in alternative investment strategies, to determine whether such companies qualify for the active insurance company exception in the PFIC rules. We cannot assure you that the IRS will not successfully challenge our interpretation of the scope of the active insurance company exception and our qualification for the exception. Further, the IRS may issue regulatory or other guidance that causes us to fail to qualify for the active insurance company exception on a prospective or retroactive basis. Therefore, we cannot assure you that we will satisfy the exception for insurance companies and will not be treated as PFICs currently or in the future.

The consequences of Greenlight Re and/or Greenlight Reinsurance, Ltd. being treated as a PFIC and certain elections designed to mitigate such consequences are discussed in more detail under the heading ‘‘Certain United States Tax Considerations’’ beginning on page 107. If you are a United States person, we advise you to consult your own tax advisor concerning the potential tax consequences to you under the PFIC rules.

Controlled Foreign Corporation.    United States persons who, directly or indirectly or through attribution rules, own 10% or more of our Class A Ordinary Shares, which we refer to as United States 10% shareholders, may be subject to the controlled foreign corporation, or CFC, rules. Under the controlled foreign corporation rules, each United States 10% shareholder must annually include his pro rata share of the controlled foreign corporation’s ‘‘subpart F income,’’ even if no distributions are made. In general, a foreign insurance company will be treated as a controlled foreign corporation only if United States 10% shareholders collectively own more than 25% of the total combined voting power or total value of the company’s shares for an uninterrupted period of 30 days or more during any year. We believe that the anticipated dispersion of our Class A Ordinary Shares among holders and the restrictions placed on transfer, issuance or repurchase of our Class A Ordinary Shares (including the ownership limitations described below), will generally prevent shareholders who acquire Class A Ordinary Shares from being United States 10% shareholders. In addition, because our Articles prevent any person from holding 9.9% or more of the total combined voting power of our shares (whether held directly, indirectly, or constructively), unless such provision is waived by the unanimous consent of our Board of Directors, we believe no persons holding Class A Ordinary Shares should be viewed as United States 10% shareholders of a CFC for purposes of the CFC rules. We cannot assure you, however, that these rules will not apply to you. If you are a United States person we strongly urge you to consult your own tax advisor concerning the controlled foreign corporation rules.

Related Person Insurance Income.    If:

•	our gross income attributable to insurance or reinsurance policies where the direct or indirect insureds are our direct or indirect United States shareholders or persons related to such United States shareholders equals or exceeds 20% of our gross insurance income in any taxable year; and

•	direct or indirect insureds and persons related to such insureds owned directly or indirectly 20% or more of the voting power or value of our stock,

a United States person who owns Class A Ordinary Shares directly or indirectly on the last day of the taxable year would most likely be required to include their pro rata share of our related person insurance income for the taxable year in their income. This amount would be determined as if such related person insurance income were distributed proportionally to United States person at that date. We do not expect that we will knowingly enter into reinsurance agreements in which, in the aggregate, the direct or indirect insureds are, or are related to, owners of 20% or more of the Class A Ordinary Shares. We do not believe that the 20% gross insurance income threshold will be met. However, we cannot assure you that this is or will continue to be the case. Consequently, we cannot assure you that a person who is a direct or indirect United States shareholder will not be required to include amounts in its income in respect of related person insurance income in any taxable year.

If a United States shareholder is treated as disposing of shares in a foreign insurance corporation that has related person insurance income and in which United States persons own 25% or more of the voting power or value of the company’s capital stock, any gain from the disposition will generally be treated as a dividend to the extent of the United States shareholder’s portion of the corporation’s undistributed earnings and profits that were accumulated during the period that the United States shareholder owned the shares. In addition, the shareholder will be required to comply with certain reporting requirements, regardless of the amount of shares owned by the direct or indirect United States shareholder. Although not free from doubt, we believe these rules should not apply to dispositions of Class A Ordinary Shares because Greenlight Re is not directly engaged in the insurance business and because proposed United States Treasury regulations applicable to this situation appear to apply only in the case of shares of corporations that are directly engaged in the insurance business. We cannot assure you, however, that the IRS will interpret the proposed regulations in this manner or that the proposed regulations will not be promulgated in final form in a manner that would cause these rules to apply to dispositions of Class A Ordinary Shares.

United States tax-exempt organizations who own Class A Ordinary Shares may recognize unrelated business taxable income.

If you are a United States tax-exempt organization you may recognize unrelated business taxable income if a portion of our subpart F insurance income is allocated to you. In general, subpart F insurance income will be allocated to you if we are a CFC as discussed above and you are a United States 10% shareholder or there is related person insurance income and certain exceptions do not apply. Although we do not believe that any United States persons will be allocated subpart F insurance income, we cannot assure you that this will be the case. If you are a United States tax-exempt organization, we advise you to consult your own tax advisor regarding the risk of recognizing unrelated business taxable income.

Change in United States tax laws may be retroactive and could subject us, and/or United States persons who own Class A Ordinary Shares to United States income taxation on our undistributed earnings.

The tax laws and interpretations regarding whether a company is engaged in a United States trade or business, is a CFC, has related party insurance income or is a PFIC are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the passive foreign investment company rules to an insurance company and the regulations regarding related party insurance income are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming from the IRS. We are not able to predict if, when or in what form such guidance will be provided and whether such guidance will have a retroactive effect.

The impact of the Cayman Islands’ letter of commitment or other concessions to the Organization for Economic Cooperation and Development to eliminate harmful tax practices is uncertain and could adversely affect our tax status in the Cayman Islands.

The Organization for Economic Cooperation and Development, or OECD, has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. In the OECD’s 2000 report, the Cayman Islands was not listed as a tax haven jurisdiction because it had previously committed itself to eliminate harmful tax practices and to embrace international tax standards for transparency, exchange of information and the elimination of any aspects of the regimes for financial and other services that attract business with no substantial domestic activity. We are not able to predict what changes will arise from the commitment or whether such changes will subject us to additional taxes.

Risks Relating to This Offering

There is no prior public market for our Class A Ordinary Shares and we cannot assure you that an active trading market or a specific share price will be established or maintained. The market price and trading volume of our Class A Ordinary Shares may be volatile, and you may not be able to resell your Class A Ordinary Shares at or above the initial public offering price.

We have applied for listing of our Class A Ordinary Shares on the Nasdaq Global Select Market under the symbol ‘‘GLRE.’’ Prior to the closing of this offering, there has been no public trading market of our Class A Ordinary Shares. If an active trading market does not develop and continue upon the closing of this offering, your investment may become less liquid and the market price of our Class A Ordinary Shares may decline below the initial public offering price. The initial public offering price per share will be determined by negotiation among us and the underwriters and may not be indicative of the market price of our Class A Ordinary Shares after completion of this offering. The price of our Class A Ordinary Shares after the closing of this offering may fluctuate widely, depending upon many factors, including:

•	the perceived prospects for the reinsurance industry in general;

•	differences between our actual financial and operating results and those expected by investors;

•	changes in the share price of public companies with which we compete;

•	news about our industry and our competitors;

•	changes in general economic or market conditions including broad market fluctuations;

•	adverse regulatory actions; and

•	other factors listed in this section or otherwise.

Our Class A Ordinary Shares may trade at prices significantly below the initial public offering price in which case, holders of the Class A Ordinary Shares may experience difficulty in reselling, or an inability to sell, the Class A Ordinary Shares. In addition, when the market price of a company’s common equity drops significantly, shareholders often institute securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources away from the day-to-day operations of our business.

We will incur increased costs as a result of being a public company.

As a public company, we will incur increased legal, accounting and other costs not incurred as a private company. The Sarbanes-Oxley Act of 2002 and related rules and regulations of the SEC and the Nasdaq market regulate the corporate governance practices of public companies. We expect that compliance with these requirements will increase our expenses and make some activities more time consuming than they have been in the past when we were a private company. Such additional costs going forward could negatively impact our financial results.

Securities analysts may not initiate coverage of our Class A Ordinary Shares or may issue negative reports, which may adversely affect the trading price of the Class A Ordinary Shares.

We cannot assure you that securities analysts will cover our company after completion of this offering. If securities analysts do not cover our company, this lack of coverage may adversely affect the trading price of the Class A Ordinary Shares. The trading market for the Class A Ordinary Shares will rely in part on the research and reports that securities analysts publish about us and our business. If one or more of the analysts who cover our company downgrades the Class A Ordinary Shares, the trading price of the Class A Ordinary Shares may decline. If one or more of these analysts ceases to cover our company, we could lose visibility in the market, which, in turn, could also cause the trading price of the Class A Ordinary Shares to decline. Further, because of our small market capitalization, it may be difficult for us to attract securities analysts to cover our company, which could significantly and adversely affect the trading price of our Class A Ordinary Shares.

You will suffer immediate and substantial dilution as a result of investing in the Class A Ordinary Shares.

The initial public offering price per Class A Ordinary Share is higher than our net tangible book value per share. Accordingly, if you purchase Class A Ordinary Shares in this offering, you will suffer immediate and substantial dilution of your investment. Based upon the issuance and sale of Class A Ordinary Shares, and the concurrent private placement of Class B Ordinary Shares, you will incur immediate dilution of approximately $2.37 in the net tangible value per Ordinary Share. See ‘‘Dilution.’’

Future sales of our Class A Ordinary Shares may affect their market price and the future exercise of share purchase options and the concurrent private placement may result in immediate and substantial dilution of the Class A Ordinary Shares.

Our Articles authorize our Board of Directors to issue one or more series of ordinary shares and preferred shares without shareholder approval. Specifically, our Board of Directors may issue up to 100,000,000 Class A Ordinary Shares, 25,000,000 Class B Ordinary Shares and 50,000,000 preferred shares, of which 28,291,023 Class A Ordinary Shares or 29,828,523 Class A Ordinary Shares if the underwriters exercise their option to purchase additional Class A Ordinary Shares in full (10,250,000 of which the issuance will be registered under this offering or 11,787,500 if the underwriters exercise the overallotment), 6,564,546 Class B Ordinary Shares and no preferred shares will have been issued as of this offering. Our Board of Directors has the right to issue the remaining shares as provided by our Articles and without obtaining any approval from our shareholders, and to designate and issue up to 50,000,000 preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or designation of such series. Any issuance of our preferred shares could adversely affect the voting power of the holders of our Class A Ordinary Shares and could have the effect of delaying, deferring, or preventing the payment of any dividends, including any liquidating dividends, and any change in control of the company. While we have not issued any preferred shares and have no present plans to do so, we may do so in the future. If we issue any preferred shares, you should know that our Class A Ordinary Shares may be subordinate to our preferred shares and any series of preferred shares designated and issued by our Board of Directors. Additionally, if a significant number of shares are issued, it may cause the market price of our Class A Ordinary Shares to decline.

We, all of our directors and executive officers, and shareholders have agreed that, subject to certain exceptions, without the prior written consent of each of Lehman Brothers Inc. and UBS Securities LLC, we and they will not directly or indirectly, among other things, offer for sale, sell, pledge, or otherwise dispose of any Ordinary Shares or securities convertible into or exercisable or exchangeable for Class A Ordinary Shares for a period of 180 days after the date of this prospectus. We cannot predict what effect, if any, future sales of our Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the market price of our Ordinary Shares, including after the expiration of the 180 day lock-up period. Sales of substantial amounts of our Ordinary Shares in the public market following our initial public offering, or the perception that such sales could occur, may adversely affect the market price of our Ordinary Shares and may make it more difficult for you to sell your Ordinary Shares at a time and price which you deem appropriate.

INFORMATION REGARDING FORWARD LOOKING STATEMENTS

Certain information contained in this prospectus is forward-looking. All statements, other than statements of historical facts, included or referenced in this prospectus that address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. Statements which include the words ‘‘expect,’’ ‘‘intend,’’ ‘‘plan,’’ ‘‘believe,’’ ‘‘project,’’ ‘‘anticipate,’’ ‘‘will,’’ and similar statements of a future or forward-looking nature identify forward-looking statements.

These statements include forward-looking statements both with respect to us specifically and the reinsurance industry generally. These statements are based on certain assumptions and analyses made by us in light of our expertise and perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and conditions is subject to a number of risks and uncertainties that could cause actual results to differ materially from our expectations, including, but not limited to:

•	The risks beginning on page 12 of this prospectus;

•	Our operating results will fluctuate from period from period;

•	We have a limited operating history;

•	There is uncertainty with respect to the establishment of our reserves;

•	The cyclicality of the reinsurance market may affect the industry’s and our profitability;

•	Loss of key personnel could delay or prevent us from implementing our strategy;

•	We depend upon DME Advisors to implement our investment strategy;

•	We are dependent upon letter of credit facilities;

•	Our A.M. Best rating potentially is subject to downgrade;

•	Exposure to natural and man-made disasters may expose us to significant claims;

•	We may not qualify for an exemption from the Investment Company Act;

•	Our investment strategy may contain greater risks than our competitors’;

•	We may be deemed to be passive foreign investment company; and

•	Other factors may affect us, most of which are beyond our control.

Accordingly, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should specifically consider the factors identified in this prospectus which could cause actual results to differ before you make an investment decision.

USE OF PROCEEDS

We estimate net proceeds to us from the sale of approximately 10,250,000 Class A Ordinary Shares in this offering, based upon an assumed initial offering price of $17.00 per Class A Ordinary Share, representing the midpoint of the offering range set forth on the cover of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $160.1 million ($184.1 million if the underwriters exercise in full their option to purchase additional Class A Ordinary Shares). Additionally, we will receive $50 million of proceeds from the sale of Class B Ordinary Shares in the concurrent private placement at a price per share equal to the initial public offering price. We presently intend to contribute substantially all of the net proceeds of this offering and the concurrent private placement to Greenlight Reinsurance, Ltd. to increase the underwriting capacity of its reinsurance operations.

We will pay specified fees and expenses related to this offering. The total fees and expenses, including underwriting discounts and commissions, to be paid by us are estimated to be $14.2 million. A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per common share would increase (decrease) the net proceeds to us from this offering by $9.5 million, or $11.0 million if the underwriters exercise their option to purchase additional shares in full, assuming no change in the number of Class A Ordinary Shares offered by us as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We have not paid any cash dividends on our Ordinary Shares.

We currently do not intend to declare and pay dividends on our Ordinary Shares. However, if we decide to pay dividends, we cannot assure you sufficient cash will be available to pay such dividends. In addition, our letter of credit facility prohibits us from paying dividends during an event of default as defined in the letter of credit agreement. Our future dividend policy will also depend on the requirements of any future financing agreements to which we may be a party and other factors considered relevant by our Board of Directors, such as our results of operations and cash flows, our financial position and capital requirements, general business conditions, rating agency guidelines, legal, tax, regulatory and any contractual restrictions on the payment of dividends. Further, any future declaration and payment of dividends is discretionary and our Board of Directors may at any time modify or revoke our dividend policy on our Class A Ordinary Shares. Finally, our ability to pay dividends also depends on the ability of our subsidiaries to pay dividends to us. Although Greenlight Capital Re, Ltd. is not subject to any significant legal prohibitions on the payment of dividends, Greenlight Reinsurance, Ltd. is subject to Cayman Islands regulatory constraints that affect its ability to pay dividends to us and include a minimum net worth requirement. Currently the minimum statutory net worth requirement for Greenlight Reinsurance, Ltd. is $120,000, but subject to the discretion of CIMA. As of March 31, 2007, Greenlight Reinsurance, Ltd. exceeded the minimum statutory capital requirement by $299.6 million. Any dividends we pay will be declared and paid in U.S. dollars.

CAPITALIZATION

The table below sets forth our consolidated capitalization as of March 31, 2007:

•	on an actual basis; and

•	as adjusted to give effect to this offering of our Class A Ordinary Shares and the concurrent private placement of our Class B Ordinary Shares and the application of the net proceeds of both offerings.

This table should be read in conjunction with ‘‘Selected Consolidated Financial Data,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2007	As adjusted for this offering and the concurrent private placement(2)
Debt:(1)	$—	$—
Shareholders’ equity:
Preferred share capital (par value $0.10; authorized; 50,000,000; none issued)	—	—
Ordinary share capital: Class A Ordinary Shares par value $0.10; 100,000,000 shares authorized; 18,041,023 shares issued and outstanding, actual; 28,291,023 shares issued and outstanding, as adjusted	1,804	2,829
Class B Ordinary Shares par value $0.10; 25,000,000 shares authorized; 3,623,370 shares issued and outstanding, actual; 6,564,546 shares issued and outstanding, as adjusted	362	656
Additional paid-in capital	220,663	429,396
Less: Related party promissory note receivable	—	—
Retained earnings	76,899	76,899
Total shareholders’ equity	$299,728	$509,781

(1)	As of March 31, 2007, we had $134.4 million available under our $200 million letter of credit facility provided by Citibank, N.A.
(2)	Reflects completion of this offering, net of underwriting discounts and commissions and estimated offering expenses of $14.2 million (assuming no exercise of the underwriters’ option to purchase additional Class A Ordinary Shares) and the concurrent private placement of our Class B Ordinary Shares.

DILUTION

The initial public offering price per Class A Ordinary Share is higher than our book value per Ordinary Share. Net book value per Ordinary Share represents the amount of assets less total liabilities, divided by the number of Ordinary Shares outstanding. Dilution in net book value per Ordinary Share represents the difference between (i) the amount per Class A Ordinary Share paid by purchasers of our Class A Ordinary Shares in this offering and (ii) the net book value per Ordinary Share immediately after this offering. As of March 31, 2007, our net book value was $299.7 million, or $13.84 per Ordinary Share. After giving effect to the issuance in this initial public offering of of our Class A Ordinary Shares (after deducting estimated underwriting discounts and commissions and our estimated offering expenses and assuming that the underwriters’ option to purchase additional Class A Ordinary Shares is not exercised) and the concurrent private placement of Class B Ordinary Shares and the application of the estimated net proceeds therefrom, our net book value as of March 31, 2007 would have been $509.8 million, or $14.63 per Ordinary Share. This amount represents an immediate increase of $0.79 per Ordinary Share to the existing shareholders and an immediate dilution of $2.37 per Ordinary Share issued to the new investors purchasing shares offered hereby at the assumed public offering price. The following table illustrates this per Ordinary Share dilution:

Initial public offering price per Class A Ordinary Share	$17.00
Net book value per Ordinary Share as of March 31, 2007	13.84
Increase attributable to the offering of Class A Ordinary Shares	0.57
Increase attributable to the concurrent private placement offering of Class B Ordinary Shares	0.22
Net book value per Ordinary Share after the offering of Class A Ordinary Shares and concurrent private placement of Class B Ordinary Shares	14.63
Dilution per Ordinary Share to new investors(1)	$2.37

(1)	If the underwriters’ option to purchase additional Class A Ordinary Shares is exercised in full, dilution per Ordinary Share to new shareholders will be $2.32.

The following table sets forth the number of our issued Class A Ordinary Shares, the total consideration paid and the average price per Ordinary Share paid by all of our existing shareholders and new investors, after giving effect to the issuance of Class A Ordinary Shares in this offering (before deducting estimated underwriting discounts and commissions and our estimated offering expenses).

	Class A Ordinary Shares issued		Class B Ordinary Shares issued		Total consideration
	Number	Percent	Number	Percent	Amount	Percent	Average price per Ordinary Share
					($ in thousands)
Existing shareholders	18,041,023	63.8%	3,623,370	55.2%	$216,387	49.1%	$9.99
New investors	10,250,000	36.2	2,941,176	44.8	224,250	50.9	17.00
Total	28,291,023	100.0%	6,564,546	100.0%	$440,637	100.0%	$12.64

This table does not give effect to:

•	1,537,500 Class A Ordinary Shares that may be issued pursuant to the underwriters’ option to purchase additional Class A Ordinary Shares;

•	Class A Ordinary Shares that may be issued pursuant to options that have been granted as of May 1, 2007 at a weighted average exercise price or $11.85 per share pursuant to our stock incentive plan; or

•	400,000 Class A Ordinary Shares that may be issued pursuant to a share purchase option granted in September 2004 to First International in exchange for services rendered.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical statement of income data for the three-month periods ended March 31, 2007 and 2006, the fiscal years ended December 31, 2006 and 2005 and the period from inception on July 13, 2004 to December 31, 2004, as well as our selected balance sheet data as of March 31, 2007 and December 31, 2006, 2005 and 2004. The statement of income data for the years ended December 31, 2006, 2005 and 2004 as well as the balance sheet information as of December 31, 2006, 2005 and 2004 are derived from our audited consolidated financial statements also included as part of this prospectus. The audited consolidated financial statements are prepared in accordance with U.S. GAAP and have been audited by BDO Seidman, LLP, an independent registered public accounting firm. Since we commenced underwriting business in April 2006 and did not write any reinsurance contracts in 2005 and 2004, comparisons to prior periods may not be meaningful.

These historic results are not necessarily indicative of results for any future period and the year to date results are not necessarily indicative of our full year performance. You should read the following selected financial data in conjunction with ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and the financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,		July 13, 2004 to December 31, 2004
	2007	2006	2006	2005
	($ in thousands, except for share and per share data)
Summary Statement of Income Data:
Net premiums written	$24,321	$—	$74,151	$—	$—
Net premiums earned	20,921	—	26,605	—	—
Net investment (loss) income	(14,381)	17,196	58,509	27,934	9,636
Interest income on related party promissory note receivable	—	289	1,034	1,323	516
Total revenues	6,540	17,485	86,148	29,257	10,152
Loss and loss adjustment expenses incurred	8,988	—	9,671	—	—
Acquisition costs	7,712	—	10,415	—	—
General and administrative expenses	2,980	2,015	9,063	2,992	3,377
Total expenses	19,680	2,015	29,149	2,992	3,377
Net (loss) income	$(13,140)	$15,470	$56,999	$26,265	$6,775
(Loss) Earnings Per Share Data: (1)
Basic	$(0.61)	$0.73	$2.67	$1.24	$0.32
Diluted	(0.61)	$0.73	2.66	1.24	0.32
Weighted average number of Ordinary Shares:
Basic	21,558,915	21,227,222	21,366,140	21,226,868	21,225,000
Diluted	21,558,915	21,302,904	21,457,443	21,265,801	21,234,350
Selected Ratios (based on U.S. GAAP Statement of Income data):
Loss ratio(2)	43.0%	—	36.4%	—	—
Acquisition cost ratio(3)	36.9%	—	39.1%	—	—
Internal expense ratio(4)	14.2%	—	34.1%	—	—
Combined ratio(5)	94.1%	—	109.6%	—	—

	As of March 31, 2007	As of December 31,
		2006	2005
	($ in thousands, except for share and per share data)
Selected Balance Sheet Data:
Fixed maturities, trading at fair value	$770	$—	$238
Equity investments, trading at fair value	250,337	238,799	216,702
Other investments, at estimated fair value	8,655	4,723	2,271
Total investments in securities	259,762	243,522	219,211
Cash and cash equivalents	54,039	82,704	7,218
Restricted cash and cash equivalents	191,927	154,720	99,719
Loss and loss expense recoverable	2,753	—	—
Unearned premiums ceded	10,306	—	—
Total assets	563,577	518,608	327,935
Loss and loss adjustment expense reserves	16,717	4,977	—
Unearned premium reserves	61,262	47,546	—
Total liabilities	263,849	206,441	96,113
Total shareholders’ equity	299,728	312,167	231,822
Adjusted book value(6)	299,728	$312,167	$248,034
Ordinary shares outstanding:
Basic	21,664,393	21,557,228	21,231,666
Diluted	23,195,393	23,094,900	22,175,000
Per Share Data:
Basic adjusted book value per share(7)	$13.84	$14.48	$11.68
Diluted adjusted book value per share(8)	13.67	14.27	11.63

(1)	Basic earnings per share is calculated by dividing net (loss) income by the weighted average number of shares outstanding for the period. For a period in which there is a net loss, stock options and unvested stock awards are excluded from the weighted average number of Ordinary Shares, when computing diluted earnings per share, since their inclusion would have been anti-dilutive for the period.
(2)	The loss ratio is calculated by dividing loss and loss adjustment expenses incurred by net premiums earned.
(3)	The acquisition cost ratio is calculated by dividing acquisition costs by net premiums earned.
(4)	The internal expense ratio is calculated by dividing the general and administrative expenses by net premiums earned.
(5)	The combined ratio is the sum of the loss ratio, acquisition cost ratio and the internal expense ratio.
(6)	Adjusted book value equals total shareholders’ equity plus the aggregate principal outstanding on the GCI promissory note pursuant to the Securities Purchase Agreement dated April 11, 2004 between us and GCI, which was fully repaid on December 6, 2006.
(7)	Basic adjusted book value per share is calculated by dividing adjusted book value by the number of shares issued and outstanding at year end.
(8)	Diluted adjusted book value per share is calculated by dividing the aggregate of adjusted book value and the proceeds from the exercise of options by the number of shares and share equivalents outstanding at the end of the period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes, which appear elsewhere in this prospectus.

Executive Overview

We are a Cayman Islands-based specialty property and casualty reinsurer with a reinsurance and investment strategy that we believe differentiates us from our competitors. Our goal is to build long-term shareholder value by selectively offering customized reinsurance solutions, in markets where capacity and alternatives are limited, that we believe will provide favorable long-term returns on equity. We manage our investment portfolio according to a value-oriented philosophy, in which we take long positions in perceived undervalued securities and short positions in perceived overvalued securities.

We manage our business on the basis of one operating segment, property and casualty reinsurance, in accordance with the qualitative and quantitative criteria established by SFAS 131, ‘‘Disclosure about Segments of an Enterprise and Related Information.’’  Within the property and casualty reinsurance segment, we analyze our underwriting operations using two categories:

•	frequency business; and

•	severity business.

Frequency business is characterized by contracts containing a potentially large number of smaller losses emanating from multiple events. Clients generally buy this protection to increase their own underwriting capacity and typically select a reinsurer based upon the reinsurer’s financial strength and expertise. We expect the results of frequency business to be less volatile than those of severity business from period to period due to its greater predictability. We also expect that over time the profit margins and return on equity for our frequency business will be lower than those of our severity business.

Severity business is typically characterized by contracts with the potential for significant losses emanating from one event. Clients generally buy this protection to remove volatility from their balance sheets and, accordingly, we expect the results of severity business to be volatile from period to period. However, over the long term, we also expect that our severity business will generate higher profit margins and return on equity than our frequency business.

We aim to complement our underwriting results with a non-traditional investment approach in order to achieve higher rates of return over the long-term than reinsurance companies that employ more traditional, fixed-income investment strategies.

Because we have a limited operating history, period-to-period comparisons of our underwriting results are not yet possible and may not be meaningful in the near future. In addition, due to the nature of our reinsurance and investment strategies, our operating results will likely fluctuate from period to period.

Revenues

We derive our revenues from two principal sources:

•	premiums from reinsurance on property and casualty business assumed; and

•	income from investments.

Premiums from reinsurance on property and casualty business assumed are directly related to the number, type and pricing of contracts we write. We earn premiums over the contract term, which is typically twelve months.

Income from our investments is primarily comprised of interest income, dividends and gains, net realized and unrealized gains on investment securities. We also derive interest income from money market funds.

Expenses

Our expenses consist primarily of the following:

•	underwriting losses and loss adjustment expenses;

•	acquisition costs;

•	investment-related expenses; and

•	general and administrative expenses.

Loss and loss adjustment expenses are a function of the amount and type of reinsurance contracts we write and of the loss experience of the underlying coverage. As described below, loss and loss adjustment expenses are based on an actuarial analysis of the estimated losses, including losses incurred during the period and changes in estimates from prior periods. Depending on the nature of the contract, loss and loss adjustment expenses may be paid over a period of years.

Acquisition costs consist primarily of brokerage fees, ceding commissions, premium taxes and other direct expenses that relate to our writing reinsurance contracts. We amortize deferred acquisition costs over the related contract term.

Investment-related expenses primarily consist of management and performance fees we pay to our investment advisor. We net these expenses against investment income in our financial statements.

General and administrative expenses consist primarily of salaries and benefits and related costs, including costs associated with our incentive compensation plan, stock option expenses, professional fees, travel and entertainment, letter of credit facility, information technology, rent and other general operating expenses.

For stock option expenses, we calculate compensation cost using the Black-Scholes option pricing model and expense stock options over their vesting period, which is typically three years.

Critical Accounting Policies

Our consolidated financial statements contain certain amounts that are inherently subjective in nature and have required management to make assumptions and best estimates to determine reported values. If certain factors, including those described in ‘‘Risk Factors,’’ cause actual events or results to differ materially from our underlying assumptions or estimates, there could be a material adverse effect on our results of operations, financial condition or liquidity. We believe that the following accounting policies affect the more significant estimates used in the preparation of our consolidated financial statements. The descriptions below are summarized and have been simplified for clarity. A more detailed description of our critical accounting policies is included in the notes to the consolidated financial statements.

Premium Revenues and Risk Transfer.    Our property and casualty reinsurance premiums are recorded as premiums written at the inception of each contract, based upon contract terms and information received from ceding companies and their brokers. For excess of loss reinsurance contracts, premiums are typically stated as a percentage of the subject premiums written by the client, subject to a minimum and deposit premium. The minimum and deposit premium is typically based on an estimate of subject premium expected to be written by the client during the contract term. The minimum and deposit premium is reported initially as premiums written and adjusted, if necessary, in subsequent periods once the actual subject premium is known.

For each quota-share or proportional property and casualty reinsurance contract we underwrite, our client estimates gross premiums written at inception of the contract. We generally account for such premiums using the client’s initial estimates, and then adjust the estimates as advised by our client. We believe that the client’s estimate of the volume of business it expects to cede to us represents the best estimate of gross premiums written at the beginning of the contract. As the contract progresses, we monitor actual premiums received in conjunction with correspondence from the client in order to refine our estimate. Variances from initial gross premiums written estimates can be greater for quota-share contracts than for excess of loss contracts. Premiums are earned on a pro rata basis over the coverage period. Unearned premiums consist of the unexpired portion of reinsurance provided.

We account for reinsurance contracts in accordance with SFAS No. 60, ‘‘Accounting and Reporting by Insurance Enterprises’’ and SFAS No. 113, ‘‘Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts.’’ Assessing whether or not a reinsurance contract meets the conditions for risk transfer requires judgment. The determination of risk transfer is critical to reporting premiums written and is based, in part, on the use of actuarial and pricing models and assumptions. If we determine that a reinsurance contract does not transfer sufficient risk, we account for the contract as a deposit liability.

Investments.    We classify all investments as trading securities and record their values based on the last reported price on the balance sheet date as reported by a recognized exchange. If no such sale of such security was reported on that date, the market value will be the last reported bid price (in the case of securities held long), or last reported ask price (in the case of securities sold short). Securities for which recognized exchange quotations are not readily available are valued at management’s best estimate (utilizing the services of DME Advisors) of fair value based on prices received from market makers. Any realized and unrealized gains or losses are determined on the basis of the specific identification method (by reference to cost or amortized cost, as appropriate) and included in investment income in the statement of income.

Loss and Loss Adjustment Expense Reserves.    We establish reserves for contracts based on estimates of the ultimate cost of all losses including losses incurred but not reported, or IBNR. These estimated ultimate reserves are based on reports received from ceding companies, historical experience and actuarial estimates. These estimates are periodically reviewed and adjusted when necessary. Since reserves are estimates, the setting of appropriate reserves is an inherently uncertain process. Our estimates are based upon actuarial and statistical projections and on our assessment of currently available data, predictions of future developments and estimates of future trends and other factors. The final settlement of losses may vary, perhaps materially, from the reserves initially established and any adjustments to the estimates are recorded in the period in which they are determined. Under U.S. GAAP, we are not permitted to establish loss reserves, which include case reserves and IBNR, until the occurrence of an event which may give rise to a claim. As a result, only loss reserves applicable to losses incurred up to the reporting date are established, with no allowance for the establishment of loss reserves to account for expected future losses.

For natural catastrophe exposed business we establish loss reserves based on loss payments and case reserves reported by our clients. We then add to these case reserves our estimates for IBNR. To establish our IBNR loss estimates, in addition to the loss information and estimates communicated by ceding companies, we use industry information, knowledge of the business written by us and management’s judgment.

Reserves for losses and loss adjustment expenses were comprised of the following:

	March 31, 2007			December 31, 2006
	Case Reserves	IBNR	Total	Case Reserves	IBNR	Total
	($ in thousands)			($ in thousands)
Frequency	$1,058	$14,309	$15,367	$1,058	$2,985	$4,043
Severity	—	1,350	1,350	—	934	934
Total	$1,058	$15,659	$16,717	$1,058	$3,919	$4,977

In each of the contracts we have written to date, our risk exposure is limited by the fact that the contracts have defined limits of liability. Once the loss limit for a contract has been reached, we have no further exposure to additional losses from that contract.

For all non-natural catastrophe business, we initially reserve every individual contract to the expected loss and loss expense ratio in the pricing analysis. In our pricing analyses, we typically utilize a significant amount of information both from the individual client and from industry data. Where practical, we compare reserving data that we receive from our client, if any, to publicly-available financial statements of the client in an effort to identify, confirm and monitor the accuracy and completeness of the received data. If we do not receive reserving data from a client, we rely on industry data, as well as the judgment and experience of our underwriters and actuaries. We complete our analyses for all contracts for all lines of business. The information may include many years of history. Depending on the type of business written, we are entitled to receive client and industry information on historical paid losses, incurred losses, number of open claims, number of closed claims, number of total claims, listings of individual large losses, earned premiums, policy count, policy limits underwritten, exposure information and rate change information. We also may receive information by class or subclass of business. As we are a new company, we currently rely more on client and industry data than our own to identify unusual trends in the data requiring changes in reserve estimates. Where available, we receive relevant actuarial reports from the client. We supplement this information with subjective information on each client, which may include management biographies, competitor information, meetings with the client, and supplementary industry research and data. Generally, we obtain regular updates of premium and loss related information for the current period and historical periods, which we utilize to update our initial expected loss and loss expense ratio. There may be a time lag from when claims are reported to our client and when our client reports the claims to us. This time lag may impact our loss reserve estimates from period to period. Once we receive this updated information we use a variety of standard actuarial methods in our analysis each quarter. Such methods may include:

•	Paid Loss Development Method. We estimate ultimate losses by calculating past paid loss development factors and applying them to exposure periods with further expected paid loss development. The paid loss development method assumes that losses are paid in a consistent pattern. It provides an objective test of reported loss projections because paid losses contain no reserve estimates. For many coverages, claim payments are made very slowly and it may take years for claims to be fully reported and settled.

•	Reported Loss Development Method. We estimate ultimate losses by calculating past reported loss development factors and applying them to exposure periods with further expected reported loss development. Since reported losses include payments and case reserves, changes in both of these amounts are incorporated in this method. This approach provides a larger volume of data to estimate ultimate losses than paid loss methods. Thus, reported loss patterns may be less varied than paid loss patterns, especially for coverage that have historically been paid out over a long period of time but for which claims are reported relatively early and case loss reserve estimates established.

•	Expected Loss Ratio Method. We estimate ultimate losses under the expected loss ratio method, by multiplying earned premiums by an expected loss ratio. We select the expected loss ratio using industry data, historical company data and our professional judgment. We use this method for lines of business and contracts where there are no historical losses or where past loss experience is not credible.

•	Bornheutter-Ferguson Paid Loss Method. We estimate ultimate losses by modifying expected loss ratios to the extent paid losses experienced to date differ from what would have been expected to have been paid based upon the selected paid loss development pattern. This method avoids some of the distortions that could result from a large development factor being applied to a small base of paid losses to calculate ultimate losses. We use this method for lines of business and contracts where there are limited historical paid losses.

•	Bornheutter-Ferguson Reported Loss Method. We estimate ultimate losses by modifying expected loss ratios to the extent reported losses experienced to date differ from what would have been expected to have been reported based upon the selected reported loss development pattern. This method avoids some of the distortions that could result from a large development factor being applied to a small base of reported losses to calculate ultimate losses. We use this method for lines of business and contracts where there are limited historical reported losses.

For each contract, we utilize each reserving methodology that our actuaries deem appropriate in order to calculate a best estimate, or point estimate, of reserves. In setting our reserves, we do not use a range of estimates that may be subject to adjustment. Accordingly, at the end of each period, we will establish reserves at a point estimate based upon all information then available. As of March 31, 2007, we had not adjusted any of our reserves since commencing underwriting operations in April 2006. Whether we use one methodology, a combination of methodologies or all methodologies depends upon the contract and the judgment of the actuaries responsible for the contract.

Our aggregate reserves are the sum of the point estimate of all contracts. Because our reserves are the sum of our point estimates, we do not adjust our reserves from the amounts our actuaries determine. We perform a quarterly loss reserve analysis on each contract. This analysis may incorporate some or all of the information described above, using some or all of the methodologies described above. Each contract is analyzed every quarter regardless of line of business. We generally calculate IBNR reserves for each contract by estimating the ultimate incurred losses at any point in time and subtracting cumulative paid claims and case reserves, which incorporate specific exposures, loss payment and reporting patterns and other relevant factors. We also intend to have our loss reserves reviewed, on an annual basis, by an independent outside actuary who will test and review the work done by our actuaries to ensure that reserves we report are being established consistently and appropriately. Although we intend for our reserves to be reviewed by an independent outside actuary beginning in 2007, as of March 31, 2007, we had not yet hired an independent firm to perform such a review.

Acquisition Costs.    We capitalize brokerage fees, ceding commissions, premium taxes and other direct expenses that relate directly to and vary with the writing of reinsurance contracts. Acquisition costs are deferred subject to ultimate recoverability and amortized over the same period as premiums are earned. Acquisition costs also include profit commissions.

Share-Based Payments.    We have established a stock option plan, for which we account under SFAS 123R, ‘‘Share Based Payments.’’ SFAS 123R requires us to recognize share-based compensation transactions using the fair value at the grant date of the award. Determining the fair value of share based awards at the grant date requires significant estimation and judgment. We use an option-pricing model (Black-Scholes pricing model) to assist in the calculation of fair value. Due to our limited operating history, we also use the ‘‘calculated value method,’’ which relies on historical industry volatility and uses the full life of the option, ten years, as the estimated term of the option. Additionally, we have assumed that dividends will not be paid. If actual results differ significantly from these estimates and assumptions, particularly in relation to our estimation of volatility which requires the most judgment due to our limited operating history, share based compensation expense, primarily with respect to future share-based awards, could be materially impacted.

Additionally, in September 2004 we granted 400,000 share purchase options with a 10-year expiration to a service provider in exchange for services rendered, for which we have applied SFAS 123R, ‘‘Share Based Payments.’’ The share purchase options granted to the service provider were expensed based on a fair value of $2.0 million and are included in general and administrative expenses in our consolidated financial statements for the year ended December 31, 2004, the year in which the services were provided.

Results of Operations

Comparison of Three Months Ended March 31, 2007 and 2006

Premiums Written

For the three months ended March 31, 2007, we wrote $38.1 million of gross premiums and wrote seven reinsurance contracts compared to no premiums or reinsurance contracts in the prior comparable period. The gross premiums written were comprised of $32.9 million of frequency business and $5.2 million of severity business. We entered into two retrocessional contracts during the period relating to the risks assumed from one assumed frequency reinsurance contract. The premiums written net of retrocessional coverage, or net premiums written, for the period were $24.3 million.

Premiums Earned

We earned net premiums of $20.9 million for the three months ended March 31, 2007, comprised of $15.9 million of frequency business and $5.0 million of severity business. There were no premiums earned in the prior comparable period. Premiums earned reflect the pro rata inclusion into income of premiums written over the life of the reinsurance contract.

Losses Incurred

Losses incurred include losses and changes in loss reserves, including IBNR reserves, net of loss recoveries from retrocessionaires. We incurred net losses of $9.0 million for the three months ended March 31, 2007, comprised of $8.6 million of frequency business and $0.4 million of severity business. There were no significant natural catastrophes during the three months ended March 31, 2007, which impacted this business. There were no losses in the prior comparable periods.

Acquisition Costs

Acquisition costs for the three months ended March 31, 2007 totaled $7.7 million and were comprised of $6.5 million of frequency business and $1.2 million of severity business. These acquisition costs represent the amortization of the commission and brokerage expenses incurred on contracts written. Deferred acquisition costs are limited to the amount expected to be recovered from future earned premiums and anticipated investment income. There were no acquisition costs in the prior comparable period.

General and Administrative Expenses

Our general and administrative expenses for the three months ended March 31, 2007 and 2006 were $3.0 million and $2.0 million, respectively. The increase in general and administrative expenses of $1.0 million from the prior period principally reflects the cost of commencing underwriting operations, including hiring additional staff, and other related expenses. These expenses for the three months ended March 31, 2007 include $0.7 million for the accrual of the fair value of stock options and restricted stock granted to employees and directors. The amount accrued for the three months ended March 31, 2006 was also $0.7 million.

We expect our general and administrative expenses for 2007 to be higher than reported in 2006 as we continue to hire additional staff and resources to service increasing underwriting operations and to enable us to fulfill the increased reporting requirements applicable to public companies.

Net Investment Income

A summary of our consolidated net investment income is as follows ($ in thousands):

	Three months ended March 31,
	2007	2006
Investment (loss) income	$(11,445)	$23,439
Investment expenses	(1,673)	(1,063)
Investment advisor fees	(1,263)	(5,180)
Net investment (loss) income	$(14,381)	$17,196

For the three months ended March 31, 2007, we experienced a net investment loss of $14.4 million compared to net investment income of $17.2 million reported for the comparable period. Investment returns net of all fees and expenses resulted in a loss of 4.2% on our investment portfolio, related to a loss on a long position in New Century, a subprime mortgage lender that filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code on April 2, 2007, partially offset by gains in the balance of the portfolio. As of March 31, 2007, investments in subprime mortgage lenders represented less than one half of one percent of our total invested capital.

Taxes

We are not obligated to pay any taxes in the Cayman Islands on either income or capital gains. We have been granted an exemption by the Governor In Cabinet from any taxes that may be imposed in the Cayman Islands for a period of 20 years, expiring on February 1, 2025.

Net Income

For the three months ended March 31, 2007, we reported a net loss of $13.1 million compared to net income of $15.5 million for the prior period. The decline of net income is due primarily to the negative investment returns reported for the three months ended March 31, 2007.

Ratio Analysis

As a result of the nature of our frequency and severity businesses, we expect to report different loss and expense ratios in these categories from period to period. For the three months ended March 31, 2007, the following ratios are reported:

	Frequency	Severity	Total
Loss ratio	53.8%	8.4%	43.0%
Acquisition cost ratio	40.6%	24.9%	36.9%
Composite ratio	94.4%	33.3%	79.9%
Internal expense ratio			14.2%
Combined ratio			94.1%

The loss ratio is calculated by dividing loss and loss adjustment expenses incurred by premiums earned. For the three months ended March 31, 2007, our frequency business reported a loss ratio of 53.8%, as compared to the 8.4% reported by our severity business. Favorable loss experience due to benign natural catastrophe experience during the period allowed our severity business to report a lower loss ratio. However, we expect that the loss ratio will be volatile for our severity business and may exceed that of our frequency business in certain periods.

The acquisition cost ratio is calculated by dividing acquisition costs by premiums earned.

The composite ratio is the ratio of underwriting losses incurred, loss adjustment expenses and acquisition costs, excluding general and administrative expenses, to premiums earned. This ratio demonstrates the higher acquisition costs incurred for frequency business than for severity business. Similar to the loss ratio, we expect that this ratio will be volatile for our severity business depending on loss activity in any particular period.

The internal expense ratio is the ratio of all general and administrative expenses to premiums earned. We expect our internal expense ratio to decrease as we write more business.

The combined ratio is the ratio of the sum of the composite ratio and the internal expense ratio. It measures the total profitability of our underwriting operations. This ratio does not take investment income into account. The reported combined ratio for the three months ended March 31, 2007 was 94.1%. We expect that our combined ratio may be volatile in certain periods.

There are no applicable ratios for the prior comparable period, since we did not begin underwriting operations until April 2006.

Comparison of Year Ended December 31, 2006 and 2005

Premiums Written

For the year ended December 31, 2006, we wrote $74.2 million of premiums from nine different reinsurance contracts compared to no reinsurance contracts in the prior comparable period. We did not purchase any retrocessional coverage during the period and as such, premiums written for the period equal gross premiums written. The premiums written were comprised of $58.1 million of frequency business and $16.1 million of severity business. There were no premiums written in the prior comparable period.

Premiums Earned

We earned premiums of $26.6 million for the year ended December 31, 2006, comprised of $15.6 million of frequency business and $11.0 million of severity business. There were no premiums earned in the prior comparable period. Premiums earned reflects the pro rata inclusion into income of premiums written over the life of the reinsurance contract.

Losses Incurred

Losses incurred include losses and changes in loss reserves, including IBNR reserves. We incurred losses of $9.7 million for the year ended December 31, 2006, comprised of $8.7 million of frequency business and $1.0 million of severity business. There were no losses in the prior comparable periods.

We have benefited from benign natural catastrophe experience during the year ended December 31, 2006. As such the dollar losses incurred during the year are likely to be lower than we expect to experience in the future as our underwriting portfolio develops.

Acquisition Costs

Acquisition costs for the period ended December 31, 2006 totaled $10.4 million and are comprised of $6.4 million of frequency business and $4.0 million of severity business. These acquisition costs represent the amortization of the commission and brokerage expenses incurred on contracts written. Deferred acquisition costs are limited to the amount expected to be recovered from future earned premiums and anticipated investment income. There were no acquisition costs in the prior comparable period.

General and Administrative Expenses

Our general and administrative expenses for the years ended December 31, 2006 and 2005 were $9.1 million and $3.0 million, respectively. The increase in general and administrative expenses of $6.1 million in 2006 from 2005 reflects the cost of commencing underwriting operations, including hiring staff, leasing office space, and other related expenses. These expenses for the year ended December 31, 2006 include $2.9 million for the accrual of the fair value of stock options granted to employees and directors as compared to $0.7 million for the year ended December 31, 2005.

We expect our general and administrative expenses to increase once we become subject to reporting requirements applicable to public companies.

Net Investment Income

A summary of our consolidated net investment income is as follows ($ in thousands):

	Year ended December 31,
	2006	2005
Investment income	$79,635	$38,815
Investment expenses	(2,434)	(698)
Investment advisor fees	(18,692)	(10,183)
Net investment income	$58,509	$27,934

For the year ended December 31, 2006, net investment income was $58.5 million dollars, a 109.5% increase from $27.9 million for the previous year.

Taxes

We are not obligated to pay any taxes in the Cayman Islands on either income or capital gains. We have been granted an exemption by the Governor In Cabinet from any taxes that may be imposed in the Cayman Islands for a period of 20 years, expiring on February 1, 2025.

Net Income

Our net income increased 117.0% to $57.0 million for the year ended December 31, 2006 from $26.3 million for the year ended December 31, 2005. The increase in net income of $30.7 million is due to the positive impact of underwriting activities and an increase in investment returns experienced during 2006 for the year ended December 31, 2006.

Ratio Analysis

As a result of the nature of our frequency and severity businesses, we expect to report different loss and expense ratios in these categories from period to period. For the year ended December 31, 2006, the following ratios are reported:

	Frequency	Severity	Total
Loss ratio	55.9%	8.5%	36.4%
Acquisition cost ratio	40.8%	36.8%	39.1%
Composite ratio	96.7%	45.3%	75.5%
Internal expense ratio			34.1%
Combined ratio			109.6%

The loss ratio is calculated by dividing loss and loss adjustment expenses incurred by premiums earned. For the year ended December 31, 2006, our frequency business reported a loss ratio of 55.9%, as compared to the 8.5% reported by our severity business. Favorable loss experience due to benign natural catastrophe experience during the year allowed our severity business to report a lower loss ratio. However, we expect that the loss ratio will be volatile for our severity business and may exceed that of our frequency business in certain periods.

The acquisition cost ratio is calculated by dividing acquisition costs by premiums earned.

The composite ratio is the ratio of underwriting losses incurred, loss adjustment expenses and acquisition costs, excluding general and administrative expenses, to premiums earned. This ratio demonstrates the higher acquisition costs incurred for frequency business than for severity business. Similar to the loss ratio, we expect that this ratio will be volatile for our severity business depending on loss activity in any particular period.

The internal expense ratio is the ratio of all general and administrative expenses to premiums earned. We expect our internal expense ratio to decrease significantly as we write more business.

The combined ratio is the ratio of the sum of the composite ratio and the internal expense ratio. It measures the total profitability of our underwriting operations. This ratio does not take investment income into account. The reported combined ratio of 109.6% is due to the start-up nature of our reinsurance operations. A combined ratio of 109.6% signifies a loss of $0.096 per dollar of premium earned. We expect our internal expense ratio to decrease significantly as we continue to expand our underwriting activities.

There are no applicable ratios for the prior comparable period, since we did not begin underwriting operations until April 2006.

Comparison of Year Ended December 31, 2005 and Period From July 13, 2004 (date of incorporation) to December 31, 2004

During the period from July 13, 2004 through the end of 2005, we were in the process building our infrastructure, retaining our management team and procuring office space. No reinsurance contracts were bound prior to April 2006 and thus there was no underwriting activity to report prior to January 1, 2006.

Premiums Written

There were no premiums written for the year ended December 31, 2005 or the prior comparable period since we did not begin underwriting operations until April 2006.

Premiums Earned

There were no premiums earned for the year ended December 31, 2005 or the prior comparable period since we did not begin underwriting operations until April 2006.

Losses Incurred

There were no losses incurred for the year ended December 31, 2005 or the prior comparable period since we did not begin underwriting operations until April 2006.

Acquisition Costs

There were no acquisition costs for the year ended December 31, 2005 or the prior comparable period since we did not begin underwriting operations until April 2006.

General and Administrative Expenses

Our general and administrative expenses for the periods ended December 31, 2005 and 2004 were $3.0 million and $3.4 million, respectively. During 2005, expenses of approximately $2.2 million were incurred as a result of the initial hiring of staff, professional fees and other administrative expenses. Additionally, approximately $0.7 million was incurred as a result of stock option expenses granted to new employees.

The expenses for the period ended December 31, 2004 were primarily due to the expensing of $2.0 million of share purchase options that were granted to a service provider as well as $1.0 million in legal expenses both of which were incurred in connection with our formation and capitalization.

Net Investment Income

A summary of our consolidated net investment income for the year ended December 31, 2005 and the period from July 13, 2004 to December 31, 2004 is as follows:

	Year ended December 31, 2005	Period Ended July 13, 2004 — December 31, 2004
	($ in thousands)
Investment income	$38,815	$13,314
Investment expenses	(698)	(161)
Investment advisor fees	(10,183)	(3,517)
Net investment income	$27,934	$9,636

Taxes

We are not obligated to pay any taxes in the Cayman Islands on either income or capital gains. We have been granted an exemption by the Governor In Cabinet from any taxes that may be imposed in the Cayman Islands for a period of 20 years, expiring on February 1, 2025.

Net Income

Net income for the year ended December 31, 2005 was $26.3 million. As there were no contracts underwritten during 2005, net income was the total of net investment income of $27.9 million plus interest income on related party note of $1.3 million less operating expenses of $3.0 million. The increase over net income of $6.8 million in 2004 is primarily due to the commencement of operations in July 2004.

Ratio Analysis

There is no ratio analysis for the year ended December 31, 2005 or the prior comparable period since we did not begin underwriting operations until April 2006.

Liquidity and Capital Resources

General

We are organized as a holding company with no operations of our own. All of our operations are conducted through our sole reinsurance subsidiary, Greenlight Reinsurance, Ltd., which underwrites risks associated with our property and casualty reinsurance programs. We have minimal continuing cash needs which are principally related to the payment of administrative expenses. There are restrictions on Greenlight Reinsurance, Ltd.’s ability to pay dividends which are described in more detail below. It is our initial policy to retain earnings to support the growth of our business. We currently do not expect to pay dividends on our Ordinary Shares.

Sources and Uses of Funds

Our sources of funds primarily consist of premium receipts (net of brokerage and ceding commissions) and investment income, including realized gains. We use cash to pay losses and loss adjustment expenses, profit commissions and general and administrative expenses. Substantially all of our surplus funds, net of funds required for cash liquidity purposes, are invested with our investment advisor to invest in accordance with our investment guidelines. Our investment portfolio is primarily comprised of publicly-traded securities, which we classify as trading securities and can be liquidated to meet current liabilities. We believe that we have sufficient flexibility to liquidate the long securities that we own in a rising market to generate liquidity. Similarly, we can generate liquidity in a declining market from our short portfolio by covering securities and by freeing up restricted cash no longer required for collateral.

For the three-month period ended March 31, 2007, we used $28.7 million in net cash flow from operations, relating primarily to an increase of $37.2 million in restricted cash. There were no material cash flows for investing or financing activities.

For the period ended December 31, 2006, we generated net cash flow from operations of $54.7 million, relating, in part, to the receipt of reinsurance premiums (net of acquisition expenses and loss payments) of $27.8 million. For the year ended December 31, 2006, cash flow from financing was $21.0 million. During the year ended December 31, 2006, we raised an aggregate of $4.3 million from the private placements of an aggregate 318,900 Class A Ordinary Shares to employees and directors. Additionally, we received $16.2 million from principal payments on the related party promissory note, as described below.

On August 11, 2004, we raised $212.2 million from the private placements of 16,175,000 Class A Ordinary Shares and 5,050,000 Class B Ordinary Shares. In connection with the August 11, 2004 private placement of the Class B Ordinary Shares, we lent $24.5 million to GCI, as evidenced by the GCI promissory note. GCI used cash and the proceeds of the GCI promissory note to purchase the Class B Ordinary Shares. Under the terms of the GCI promissory note, GCI paid us interest annually at a rate of LIBOR plus 3% per annum. During the year ended December 31, 2006 and 2005, principal repayments totaled $16.2 million and $8.3 million. On December 6, 2006, GCI repaid in full the principal and interest on the GCI promissory note.

As of December 31, 2006, we believe we had sufficient cash flow from operations to meet our liquidity requirements. We expect that our operational needs for liquidity will be met by cash, funds generated from underwriting activities and investment income, including realized gains, together with the net proceeds of this offering and the concurrent private placement of Class B Ordinary Shares. We have no plans to issue debt and expect to fund our operations for the foreseeable future from operating cash flow, this offering and the private placement of Class B Ordinary Shares. However, we cannot provide assurances that in the future we will not incur indebtedness to implement our business strategy, pay claims or make acquisitions.

Although Greenlight Capital Re, Ltd. is not subject to any significant legal prohibitions on the payment of dividends, Greenlight Reinsurance, Ltd. is subject to Cayman Islands regulatory constraints that affect its ability to pay dividends to us and include a minimum net worth requirement. Currently the minimum net worth requirement for Greenlight Reinsurance, Ltd. is $120,000. As of March 31, 2007 and December 31, 2006 Greenlight Reinsurance, Ltd. exceeded the minimum required by $299.6 million and $312.0 million, respectively. By law, Greenlight Reinsurance, Ltd. is restricted from paying a dividend if such a dividend would cause its net worth to drop to less than the required minimum.

Greenlight Reinsurance, Ltd. is not licensed or admitted as a reinsurer in any jurisdiction other than the Cayman Islands. Because many jurisdictions do not permit domestic insurance companies to take credit on their statutory financial statements unless appropriate measures are in place from reinsurance obtained from unlicensed or non-admitted insurers we anticipate that all of our U.S. clients and some of our non-U.S. clients will require us to provide collateral through funds withheld, trust arrangements, letters of credit or a combination thereof. Accordingly, we have established a $200 million letter of credit facility with Citibank, N.A., which we believe is sufficient to support expected collateral needs during 2007. We may seek to increase this facility or obtain an additional letter of credit facility. As of March 31, 2007 and December 31, 2006, $65.6 million and $89.2 million in letters of credit were issued, respectively. Under the letter of credit facility, we provide collateral that may consist of equity securities. The letter of credit facility agreement contains various covenants that, in part, restrict Greenlight Reinsurance, Ltd.’s ability to place a lien or charge on the pledged assets and further restricts Greenlight Reinsurance, Ltd.’s ability to issue any debt without the consent of the letter of credit provider. Additionally, if an event of default exists, as defined in the credit agreement, Greenlight Reinsurance, Ltd. will be prohibited from paying dividends to us.

Capital

As of March 31, 2007, total shareholders’ equity was $299.7 million compared to $312.2 million and $231.8 million at December 31, 2006 and 2005. This decrease in total shareholders’ equity is principally due to a net loss of $13.1 million during the three months ended March 31, 2007.

Our capital structure currently consists entirely of equity issued in two separate classes of Ordinary Shares. We expect that the proceeds of this offering and the concurrent private placement of Class B Ordinary Shares, together with the existing capital base and internally generated funds, will be sufficient to implement our business strategy. Consequently, we do not presently anticipate that we will incur any material indebtedness in the ordinary course of our business. However, we cannot provide assurances, that in the future we will not be required to incur indebtedness to implement our business strategy, pay claims or make acquisitions. We did not make any significant capital expenditures during the period from inception to March 31, 2007.

Contractual Obligations and Commitments

The following table shows our aggregate contractual obligations by time period remaining to due date as of March 31, 2007 ($ in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	($ in thousands)
Lease obligations	$331	$68	$194	$69	$—
Private equity investments(1)	2,206	2,206	—	—	—
Loss and loss adjustment expense reserves(2)	16,717	12,121	3,913	533	150
	$19,254	$14,395	$4,107	$602	$150

(1)	We have made total commitments of $10.5 million to two separate private equity vehicles. As of March 31, 2007, we have invested $8.3 million of this amount, and our remaining commitments to these vehicles total $2.2 million. Given the nature of the private equity vehicles, we are unable to determine with any degree of accuracy on when the commitments will be called. As such, for the purposes of the above table, we have assumed that all commitments will be made within one year. Under our investment guidelines, in effect as of the date hereof, no more than 10% of the assets in the investment portfolio may be held in private equity securities.
(2)	Due to the nature of our reinsurance operations, the amount and timing of the cash flows associated with our reinsurance contractual liabilities will fluctuate, perhaps materially, and, therefore, are highly uncertain.

As of September 1, 2005, we entered into a five-year lease agreement for office premises in the Cayman Islands. The lease repayment schedule is provided in the accompanying financial statements. As described above, we have entered into a letter of credit facility which can be terminated by either party with effect from any October 11th, the anniversary date, by providing written notification to the other party at least 120 days before the anniversary date. The earliest possible termination date of this agreement is October 11, 2007.

Effective January 1, 2007, we entered into a new advisory agreement with DME Advisors that grants DME Advisors an exclusive right to manage our investment portfolio in accordance with the investment guidelines as approved by the Board of Directors. The agreement expires on December 31, 2009, and will be renewed for successive three-year periods unless either we or DME Advisors gives 90 days notice of its desire to terminate the agreement. The fees under the new advisory agreement are the same as the prior agreement we had with DME Advisors.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities, other than those derivatives in our investment portfolio and disclosed in the financial statements, which would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

We believe we are principally exposed to five types of market risk:

•	equity price risk;

•	foreign currency risk;

•	interest rate risk;

•	credit risk; and

•	effects of inflation.

Equity Price Risk.    As of March 31, 2007, our investment portfolio consisted primarily of long and short equity securities, along with certain equity-based derivative instruments, the carrying values of which are primarily based on quoted market prices. Generally, market prices of common equity securities are subject to fluctuation, which could cause the amount to be realized upon the closing of the position to differ significantly from the current reported value. This risk is partly mitigated by the presence of both long and short equity securities. As of March 31, 2007, a 10% decline in the price of each of these equity securities and equity-based derivative instruments would result in a $11.9 million, or 3.6%, decline in the fair value of the total investment portfolio.

Foreign Currency Risk.    Certain of our reinsurance contracts provide that ultimate losses may be payable in foreign currencies depending on the country of original loss. Foreign currency exchange rate risk exists to the extent that there is an increase in the exchange rate of the foreign currency in which losses are ultimately owed. As of March 31, 2007, there are no known or estimated losses payable in foreign currencies.

While we do not seek to specifically match our liabilities under reinsurance policies that are payable in foreign currencies with investments denominated in such currencies, we continually monitor our exposure to potential foreign currency losses and will consider the use of forward foreign currency exchange contracts in an effort to hedge against adverse foreign currency movements.

Through investments in securities denominated in foreign currencies, we are exposed to foreign (non-U.S.) currency risk. Foreign currency exchange rate risk is the potential for loss in the U.S. dollar value of investments due to a decline in the exchange rate of the foreign currency in which the investments are denominated. As of March 31, 2007, our total exposure to foreign denominated securities was approximately $109.4 million, or 32.6%, of our investment portfolio including cash and cash equivalents. As of March 31, 2007, a 5% increase in the value of the United States dollar against select foreign currencies would result in a $5.5 million decline in the value of the investment portfolio. A summary of our total net exposure to foreign denominated securities is as follows ($ in thousands):

Original Currency	US$ Equivalent Fair Value
EUR	$90,084
GBP	12,849
Other	6,423
$109,356

Interest Rate Risk.    Our investment portfolio has historically held a very small portion of fixed-income securities, which we classify as trading securities but may in the future include significant exposure to corporate debt securities, including debt securities of distressed companies. The primary market risk exposure for any fixed-income security is interest rate risk. As interest rates rise, the market value of our fixed-income portfolio falls, and the converse is also true.

Credit Risk.    We are exposed to credit risk primarily from the possibility that counterparties may default on their obligations to us. The amount of the maximum exposure to credit risk is indicated by the carrying value of our financial assets. In addition, we hold the securities of our investment portfolio with several prime brokers and have credit risk from the possibility that one or more of them may default in their obligations to us. Other than our investment in derivative contracts and corporate debt, if any, and the fact that our investments are held by prime brokers on our behalf, we have no significant concentrations of credit risk.

Effects of Inflation.     We do not believe that inflation has had or will have a material effect on our combined results of operations, except insofar as inflation may affect interest rates.

BUSINESS

Company Overview

We are a Cayman Islands-based specialty property and casualty reinsurer with a reinsurance and investment strategy that we believe differentiates us from our competitors. Our goal is to build long-term shareholder value by selectively offering customized reinsurance solutions, in markets where capacity and alternatives are limited, that we believe will provide favorable long-term returns on equity. We manage our investment portfolio according to a value-oriented philosophy, in which we take long positions in perceived undervalued securities and short positions in perceived overvalued securities.

Our reinsurance strategy is to build a portfolio of select frequency and severity contracts with a focus on contracts customized to meet client needs that are not being met in the traditional reinsurance marketplace. Frequency contracts contain a potentially large number of small losses from multiple events and severity contracts contain the potential for significant losses from one event. We have established a senior team of generalist underwriters and actuaries to operate our reinsurance business. We believe that our generalist underwriting capabilities, together with our customized underwriting approach:

•	allow us to deploy our capital opportunistically in a variety of property and casualty lines of business;

•	enable us to be the lead underwriter on a majority of the premium we write;

•	allow us to better understand our risks and exposures; and

•	allow us to structure many of our contracts in such a way that that our clients participate in the loss experience of the underlying risks, which should align their interests with ours.

In addition to underwriting customized contracts, we may also, from time to time, participate in traditional reinsurance programs that we believe will provide us with favorable returns on equity. We intend to underwrite contracts only where we believe we can model, analyze and monitor our risks effectively. Our underwriters are responsible for contracts from origination until final disposition, including underwriting, pricing, servicing, monitoring and claims processing. We anticipate that this integrated approach will translate to superior contract management, better client service and superior economic returns over the long term.

Our investment strategy, like our reinsurance strategy, is designed to maximize returns over the long term while minimizing the risk of capital loss. Unlike the investment strategy of many of our competitors, which invest primarily in fixed-income securities either directly or through fixed-fee arrangements with one or more investment managers, our investment strategy is to invest in long and short positions primarily in publicly-traded equity and corporate debt securities exclusively through a third-party investment advisor that is compensated, in part, based upon the performance of our portfolio. As of March 31, 2007, 96.4% of our investments in securities was invested in publicly-traded equity securities primarily traded on exchanges in North America and Western Europe. DME Advisors, our investment advisor, is a value-oriented investment advisor that analyzes companies’ available financial data, business strategies and prospects in an effort to identify undervalued and overvalued securities. DME Advisors is controlled by David Einhorn, the Chairman of our Board of Directors and the president of Greenlight Capital, Inc. DME Advisors has the contractual right to manage substantially all of our investable assets until December 31, 2009, and is required to follow our investment guidelines and to act in a manner that is fair and equitable in allocating investment opportunities to us. However, it is not otherwise restricted with respect to the nature or timing of making investments for our account. The returns on our investment portfolio for the years ended December 31, 2005 and 2006 and the three-month period ended March 31, 2007 were 14.2%, 24.4% and (4.2)%, respectively. We note that past performance is not necessarily indicative of future results.

We measure our success by long-term growth in book value per share, which we believe is the most comprehensive gauge of the performance of our business. Accordingly, our incentive compensation plans are designed to align employee and shareholder interests. Compensation under our cash bonus plan is based on the ultimate underwriting returns of our business measured over a multi-year period, rather than premium targets or estimated underwriting profitability for the year in which we initially underwrote the business.

We began underwriting business in April 2006, once our senior underwriting team and infrastructure were in place. In August 2006, we received an A− (Excellent) financial strength rating with a stable outlook from A.M. Best, which is the fourth highest of 15 ratings A.M. Best issues. This rating reflects the rating agency’s opinion of our financial strength, operating performance and ability to meet obligations and it is not an evaluation directed toward the protection of investors or a recommendation to buy, sell or hold our Class A Ordinary Shares.

For the year ended December 31, 2006, we generated earned premiums of $26.6 million, net investment income of $58.5 million, net income of $57.0 million and incurred losses of $9.7 million, of which $4.7 million were paid. As of December 31, 2006, we had total shareholders’ equity of $312.2 million. For the three months ended March 31, 2007, we generated earned premiums of $20.9 million, net investment loss of $14.4 million, net loss of $13.1 million and incurred losses of $9.0 million, of which none were paid. As of March 31, 2007, we had total shareholders’ equity of $299.7 million.

Our combined ratio, which is the sum of our composite ratio and our internal expense ratio, for the three-month period ended March 31, 2007 and the year ended December 31, 2006 was 94.1% and 109.6%, respectively. The composite ratio is the ratio of underwriting losses incurred, loss adjustment expenses and acquisition costs, excluding general and administrative expenses, to premiums earned. The internal expense ratio is the ratio of all general and administrative expenses to premiums earned. For example, a combined ratio of 109.6% signifies a loss of $0.096 per dollar of premiums earned. The reported combined ratio of 109.6% is high due to general and administrative expenses incurred in connection with start-up of our reinsurance operations. We expect our internal expense ratio to decrease significantly as we continue to expand our underwriting activities and expect over time that our general and administrative expenses will be two to three percent of capital.

Given our limited operating history, these results set forth in the preceding two paragraphs should not be relied upon as a basis for evaluating the potential success of our business strategy.

How We Are Different from Traditional Reinsurers

Our operations are designed to capitalize on inefficiencies that we perceive in the traditional approach to underwriting. We believe that we conduct our business differently from traditional reinsurers in multiple ways, including:

•	we focus on offering select, customized reinsurance solutions at times and in markets where capacity and alternatives are limited rather than pursuing and participating in broadly available traditional property and casualty opportunities;

•	we aim to build a reinsurance portfolio of frequency and severity contracts with favorable ultimate economic results measured after all loss payments have been made rather than focusing on interim results when losses may be incurred but not yet reported or paid;

•	we seek to act as the lead underwriter on a majority of the premium we underwrite in an effort to obtain greater influence in negotiating pricing, terms and conditions rather than focusing on taking a minority participation in contracts that have been negotiated and priced by another party;

•	we maintain a small staff of experienced generalist underwriters that are capable of underwriting many lines of property and casualty business rather than a large staff of underwriters, each with an individual, specific focus on certain lines of business;

•	we implement a ‘‘cradle to grave’’ service philosophy where the same individual underwrites and administers each reinsurance contract rather than separating underwriting and administrative duties among many employees;

•	we compensate our management with a cash bonus structure largely dependent on our underwriting results over a multi-year period rather than on premium volume or underwriting results in any given financial accounting period;

•	we employ a value-oriented investment strategy and invest in long and short positions of equity and corporate debt securities in an effort to maximize investment returns while minimizing the risk of capital loss rather than investing predominantly in fixed-income securities that produce stable streams of income; and

•	we have a long-term exclusive investment advisory agreement through December 31, 2009 that compensates the advisor with both an annual fee and a performance compensation fee rather than directly making our investments or employing one or more fixed-income managers that may be terminated upon short notice and receive a flat fee.

Because our underwriting and investment strategies differ from other participants in the property and casualty reinsurance market, you may not be able to directly compare our business or prospects with those of other property and casualty reinsurers. Our results from financial accounting period to period may vary significantly and may not be as predictable as many of our competitors’. However, we believe that our operational differences, particularly our focus on writing select, customized contracts, which we believe will allow us to better manage our underwriting risks, and our value-oriented investment strategy, which has the potential to generate higher rates of return than traditional fixed-income strategies, will enable us to generate, over the long term, returns on equity superior to those of traditional reinsurers.

Market Trends and Opportunities

Extended periods of competitive pricing, increases in reserves, rating downgrades, higher than expected losses and rating agency changes in capital requirements for certain lines of business historically have caused capacity shortages in certain product lines in the property and casualty industry. These capacity shortages have created considerable cyclical increases in pricing and changes in terms and conditions that are significantly more favorable for reinsurers as clients may not be able to identify or locate reinsurers that are willing or able to reinsure their underwriting risks.

During the year ended December 31, 2006, we wrote $74.2 million of premiums from nine contracts that ranged in size from $0.5 million to $58.1 million. During the three-month period ended March 31, 2007, we wrote $38.1 million of gross premiums and wrote seven new contracts that ranged in size from $0.1 million to $14.2 million of gross premiums. A majority of these contracts have a one-year term, although we expect to pay losses on each of these contracts for a number of years. These reinsurance contracts provide coverage of casualty clash, homeowners’, property catastrophe and marine risks. We anticipate that we will see attractive opportunities in casualty clash, homeowners’, medical malpractice, workers’ compensation, property catastrophe and marine lines in 2007. We believe that these lines of business will present us with opportunities for the following reasons:

•	a limited number of reinsurers underwrite casualty clash reinsurance;

•	in certain states, including Florida, a number of insurers are reducing their homeowners’ writings, creating opportunity for the remaining insurers that, in turn, will require more reinsurance to mitigate their overall exposure;

•	legislation in certain states, including tort reform and workers’ compensation regulation, has resulted in attractive opportunities for medical malpractice and workers’ compensation reinsurance; and

•	there continues to be significant demand for property catastrophe and marine reinsurance.

Of the $38.1 million in gross premiums written in the three-month period ended March 31, 2007 and the $74.2 million in gross premiums written in 2006, 86.3% and 78.3% was frequency business and 13.7% and 21.7% was severity business, respectively. Our reinsurance coverage of homeowners’, health, property catastrophe, medical malpractice and casualty clash accounted for 39.4%, 37.3%,

12.4%, 9.6% and 1.3%, respectively, of our premiums written in the first quarter of 2007. Our reinsurance coverage of homeowners’, property catastrophe, casualty clash and marine risks accounted for 78.3%, 13.3%, 5.9% and 2.5%, respectively, of our premiums written in 2006. Approximately 86.6% of our premiums written as of March 31, 2007 were written for risks located in the United States. Approximately 39.4% of the premiums written were written for homeowners’ coverage in Florida, which excludes catastrophe events that cause industry insured losses of $25 million or more.

We may also underwrite other lines of business, such as commercial auto and general liability, although we do not believe that we will see many attractive opportunities in these lines for the foreseeable future as there are many reinsurers currently competing for this type of business.

We intend to continue to monitor market conditions so as to be positioned to participate in future underserved or capacity-constrained markets as they arise and offer products that we believe will generate favorable returns on equity over the long term. Accordingly, our underwriting results and product line concentrations in any given period may not be indicative of our future results of operations.

Our Competitive Strengths

We believe we distinguish ourselves as follows:

•	Focus on Customized Products. We focus on customized reinsurance solutions. In particular, we focus on business that is difficult for brokers to place, that is not already sold by brokers or that requires an innovative underwriting approach. We believe we differentiate ourselves by offering customized products at times and in markets where capacity and alternatives are limited. We may also participate in traditional reinsurance programs that we believe will provide us with favorable returns on equity over the long term.

•	Focus on Economic Results. Our goal is to achieve attractive economic returns on every reinsurance contract we underwrite by focusing on our expected return on equity over the life of the contract, which may span many years, rather than focusing on yearly combined ratios or short-term considerations such as premium volume in any given period. Accordingly, unlike many of our competitors, we do not measure our economic success with respect to a contract in any given accounting period but rather after the final loss payments on the contract are made. Over time, we anticipate that the average loss duration on our contracts will be between 2.5 and 3.5 years. Our decision to underwrite a contract depends on our determination that the expected economic returns exceed our targeted return on equity. Our targeted return on equity varies with the degree of risk assumed and generally is at least equal to the risk-free rate plus 5.0%. In pricing our contracts during 2006 and the first quarter of 2007, and setting our targeted return on equity, we assumed a risk-free rate of 5.0%, rather than using our historical investment returns as a benchmark.

•	Non-traditional Investment Approach. We employ a non-traditional investment approach that has the potential to generate a higher rate of return than traditional fixed-income investment strategies designed to produce stable streams of income. We take long positions in perceived undervalued securities and short positions in perceived overvalued securities in an effort to maximize investment returns while minimizing the risk of capital loss in both up and down markets. The returns on our investment portfolio for the years ended December 31, 2005 and 2006 and the three-month period ended March 31, 2007 were 14.2%, 24.4% and (4.2)%, respectively.

•	Alignment of Management and Shareholder Interests. Our management incentive compensation plans are designed to align management and employee interests with those of our shareholders over the long term. The majority of payments under our cash bonus plan are based on the ultimate underwriting returns, not on underwriting profitability in any single year or the returns generated by our investment portfolio. As a result, we expect most of the cash bonus plan payments each year will be deferred for a multi-year period to reflect actual underwriting results as they develop.

•	Experienced Management and Underwriting Team with Well-Established Market Relationships. Our management team has a broad range of relevant skills and experiences in the reinsurance industry. Our Chief Executive Officer, Leonard Goldberg, has more than 22 years of industry experience, including substantial time as a chief actuary and as president of the North American operations of a major reinsurer. Our President and Chief Underwriting Officer, Barton Hedges, is an actuary with 20 years of industry experience and was the president and chief operating officer of the Bermudian operations of a major reinsurer. Our underwriting team has knowledge, experience and relationships with many brokers in the United States, Europe and Bermuda.

•	Financial Strength. We currently have no debt in our capital structure. In August 2006, we received an A– (Excellent) financial strength rating with a stable outlook from A.M. Best, which is the fourth highest of 15 ratings A.M. Best issues. This rating reflects the rating agency’s opinion of our financial strength, operating performance and ability to meet obligations and is not an evaluation directed toward the protection of investors or a recommendation to buy, sell or hold our Class A Ordinary Shares.

Our Strategy

We seek to maximize sustainable long-term growth in book value by pursuing the following strategies:

•	Selectively Underwrite Reinsurance Risks. With the use of actuarial models that we produce and the application of our underwriting guidelines, we employ a strict underwriting discipline in an attempt to identify and select reinsurance opportunities with favorable returns on equity before we commit our capital. We focus on property and casualty lines of business that we believe are underserved or are capacity constrained in an effort to take advantage of capacity shortages when and where they occur. We are developing an underwriting portfolio of frequency and severity contracts where each transaction is important to both our client and us. By maintaining a focused and customized underwriting approach, we believe we will be able to understand our risks and exposures better than our competitors. Our underwriting strategy is driven by our goal to produce superior long-term growth in book value per share, rather than by pursuing short-term premium production targets.

•	Operate as a Lead Underwriter on the Majority of the Premium that We Underwrite. Due to the customized nature of our business strategy, we anticipate that the majority of our reinsurance contracts will be sizeable and require significant interaction among clients, brokers and ourselves. In 2006, we bound nine reinsurance contracts and wrote an aggregate of $74.2 million of gross premiums. In the three-month period ended March 31, 2007, we bound seven contracts and wrote an aggregate of $38.1 million of gross premiums. We have a strong preference to be the lead underwriter of a majority of the premium that we underwrite, which we believe allows us to influence the pricing, terms and conditions of the business we write and, accordingly, better enables us to meet or exceed our targeted return on equity. We were the lead underwriter for all of our contracts bound in 2006 and on four of the seven contracts bound in the three-month period ended March 31, 2007. Although we seek to be the lead underwriter for the majority of the aggregate premium that we underwrite, we may participate in non-lead positions when we believe the opportunity offers compelling returns on equity.

•	Manage Capital Prudently. We seek to manage our capital prudently with respect to our underwriting and capital financing activities. We model, analyze and monitor our underwriting activities, which are subject to written underwriting guidelines and regularly reviewed by the Underwriting Committee of our Board of Directors. Each reinsurance contract we underwrite must satisfy minimum expected returns on equity. We utilize a capital allocation model that requires us to allocate substantially more capital for contracts with larger potential for loss in an effort to not overexpose our capital. Our underwriting decision-making is centralized and our Chief Underwriting Officer must approve each contract that we execute. Additionally, we occasionally may purchase reinsurance of the liabilities we reinsure, or retrocessional coverage, in an effort to protect our invested capital in a transaction. Retrocessional coverage is typically acquired to mitigate the effect of a potential concentration of losses. DME Advisors manages our investment portfolio subject to our investment guidelines and oversight by our Board of Directors. Our investment strategy attempts to maximize returns while limiting the risk of capital loss; the investment portfolio is comprised of both long and short securities in an attempt to partially hedge overall market exposure. Further, our investment guidelines provide for minimal use of leverage. Finally, we currently employ no debt in our capital structure. We believe our strategy to monitor and manage the uses for our capital will enable us to maintain our A- (Excellent) rating from A.M. Best.

•	Employ a Differentiated Investment Approach. We manage our investment portfolio pursuant to a value-oriented philosophy and invest primarily in long and short positions in publicly-traded securities. This approach is intended to provide us with flexibility in managing our reinsurance business and the ability to maximize the returns on our investment portfolio. We believe that our investing approach may be more volatile but will achieve higher rates of return over the long term than traditional fixed-income investment strategies that are employed by most reinsurers and designed to produce stable streams of income.

•	Maintain a Centralized Operating Structure. We believe that our centralized management structure allows us to identify and quickly respond to market opportunities and should allow us to capitalize on attractive opportunities more efficiently than our competitors and provide superior client service.

Reinsurance Risks to Be Written

We intend to underwrite reinsurance contracts with favorable long-term returns on equity as opportunities arise. We will attempt to select the most economically attractive opportunities across a variety of all property and casualty lines of business.

Reinsurance is an arrangement under which an insurance company or reinsurer agrees to indemnify or assume the obligations of another insurance company, or client, for all or a portion of the insurance risks underwritten by the client. It is standard industry practice for primary insurers to reinsure portions of their insurance risks with other insurance companies under reinsurance agreements or contracts. This permits primary insurers to underwrite policies in amounts larger than the risks they are willing to retain. Reinsurance is generally designed to:

•	reduce the client’s net liability on individual risks, thereby assisting it in increasing its capacity to underwrite business as well as increasing the limit to which it can underwrite on a single risk;

•	assist the client in meeting applicable regulatory and rating agency capital requirements;

•	assist the client in reducing the short-term financial impact of sales and other acquisition costs; and

•	enhance the client’s financial strength and statutory capital.

We characterize the reinsurance risks we assume as frequency or severity and aim to balance the risks and opportunities of our underwriting activities by creating a diversified portfolio of both types of businesses.

Frequency business is characterized by contracts containing a potentially large number of smaller losses emanating from multiple events. Clients generally buy this protection to increase their own underwriting capacity and typically select a reinsurer based upon the reinsurer’s financial strength and expertise. We expect the results of frequency business to be less volatile than those of severity business from period to period due to its greater predictability. We also expect that over time the profit margins and return on equity for our frequency business will be lower than those of our severity business.

Severity business is typically characterized by contracts with the potential for significant losses emanating from one event. Clients generally buy this protection to remove volatility from their balance sheets and, accordingly, we expect the results of severity business to be volatile from period to period. However, over the long term, we also expect that our severity business will generate higher profit margins and return on equity than our frequency business.

We anticipate that the average loss duration of our contracts will be between 2.5 and 3.5 years.

We expect to act as lead underwriter for the majority of total premium we underwrite. Depending on the mix of our frequency and severity business, we expect that, over time, our annual premiums written will be equal to 0.5 to 1.0 times our capital. Our goal is to work closely with our clients to provide customized reinsurance solutions that often contain non-standard provisions to allow us to offer a tailored approach to underwriting. As a result, most contracts we underwrite uniquely focus on particular client needs while maintaining an attractive return on equity for us.

In addition, some of the risks we intend to underwrite will reflect traditional opportunities in reinsurance where we will participate in a larger underwriting syndicate, where we believe the return on equity over the long term will exceed our internal targeted return on equity.

Our targeted return on equity varies with the degree of risk assumed on the contract underwritten, but is equal to at least the sum of an assumed risk-free rate plus 5.0%. In pricing our contracts in 2006 and the three-month period ended March 31, 2007, and setting our targeted return on equity, we assumed investment returns would equal a risk-free rate of 5.0%, rather than using our historical investment returns as a benchmark.

Products

Our experienced, generalist underwriting team allows us to offer a range of property and casualty reinsurance products, including, but not limited to, casualty and liability risks, casualty clash, damage, health, homeowners’, medical malpractice, professional liability, property catastrophe, surety and fidelity and workers’ compensation.

Our nine reinsurance contracts bound in 2006 provide coverage of homeowners’, property catastrophe, casualty clash and marine risks, which accounted for 78.3%, 13.3%, 5.9% and 2.5%, respectively, of our premiums written. Our seven contracts bound in the three-month period ended March 31, 2007 provide coverage of homeowners’, health, property catastrophe, medical malpractice and casualty clash accounted for 39.4%, 37.3%, 12.4%, 9.6% and 1.3%, respectively, of our premiums written.

While we expect to establish a diversified portfolio, our allocation of risk will vary based on our perception of the opportunities available in each line of business. Moreover, our focus on certain lines will fluctuate based upon market conditions and we may only offer or underwrite a limited number of lines in any given period. We intend to:

•	target markets where capacity and alternatives are underserved or capacity constrained;

•	employ strict underwriting discipline;

•	select reinsurance opportunities with favorable returns on equity over the life of the contract; and

•	potentially offer lines that are not identified in this prospectus.

Global Reinsurance — Premiums Written by Geographic Area

	March 31, 2007	December 31, 2006
USA.	86.6%	86.9%
Worldwide(1)	13.1	5.9
Europe	—	4.8
Japan	—	1.8
Caribbean	0.3	0.6
Total	100.0%	100.0%

(1)	‘‘Worldwide’’ risk comprise individual policies that insure risks on a worldwide basis.

Marketing and Distribution

We expect that the majority of our business will be sourced through reinsurance brokers. Brokerage distribution channels provide us with access to an efficient, variable cost, and global distribution system without the significant time and expense that would be incurred in creating a wholly-owned distribution network. We believe that our financial strength rating, unencumbered balance sheet and superior client service are essential for creating long-term relationships with clients and brokers.

We intend to build long-term relationships with global reinsurance brokers and captive insurance companies located in the Cayman Islands. Our management team has significant relationships with most of the primary and specialty broker intermediaries in the reinsurance marketplace. We believe that by maintaining close relationships with brokers we will be able to continue to obtain access to a broad range of reinsurance clients and opportunities.

We intend to focus on the quality and financial strength of any brokerage firm with which we do business. Brokers do not have the authority to bind us to any reinsurance contract. We review and approve all contract submissions in our corporate offices located in the Cayman Islands. From time to time, we may also enter into relationships with managing general agents who could bind us to reinsurance contracts based on narrowly defined underwriting guidelines.

Reinsurance brokers receive a brokerage commission that is usually a percentage of gross premiums written. We seek to become the first choice of brokers and clients by providing:

•	customized solutions that address the specific business needs of our clients;

•	rapid and substantive responses to proposal and pricing quote requests;

•	timely payment of claims;

•	financial security; and

•	clear indication of risks we will and will not underwrite.

Our objective is to build long-term relationships with key reinsurance brokers, such as Access Reinsurance, Inc., Aon Re Worldwide, Inc., Benfield Group Limited, Guy Carpenter & Company, Inc., and Willis Group Holdings, Ltd., and with our clients. We believe that we have established good relationships with these brokers.

The following table sets forth our premiums written by brokers as of the three-month period ended March 31, 2007 and the year ended December 31, 2006:

	March 31, 2007		December 31, 2006
Name of Broker	Premiums written	Percentage of total	Premiums written	Percentage of total
	($ in thousands)
Access Reinsurance, Inc.	$—	—%	$4,000	5.4%
Aon Ltd. (London)	2,872	7.6	5,375	7.2
Frontline Insurance Managers, Inc.(1)	15,000	39.4	58,063	78.3
ReSource Intermediaries, Inc.	3,543	9.3	—	—
Risk & Insurance Consulting, Inc.	14,205	37.3	—	—
Other	2,444	6.4	6,713	9.1
Total	$38,064	100.0%	$74,151	100.0%

(1)	Frontline Insurance Managers, Inc. is a related party of First Protective Insurance Company, the counterparty to our largest contract bound in 2006, which contract constituted $15.0 million, or 39.4%, and $58.1 million, or 78.3%, of our gross premiums written in the three-month period ended March 31, 2007 and the year ended December 31, 2006, respectively.

We believe that by maintaining close relationships with brokers, we are able to obtain access to a broad range of potential clients. We meet frequently in the Cayman Islands and elsewhere with brokers and senior representatives of clients and prospective clients. All contract submissions are approved in our executive offices in the Cayman Islands.

In addition, we expect the large number of captive insurance companies located in the Cayman Islands to be an important source of business for us in the future. We expect to develop relationships with potential clients when we believe they have a need for reinsurance, based on our industry knowledge and market trends. We believe that diversity in our sources of business will help reduce any potential adverse effects arising out of the termination of any one of our business relationships.

Underwriting and Risk Management

We have established a senior team of generalist underwriters and actuaries to operate our reinsurance business. We believe that their experience, coupled with our approach to underwriting, will allow us to deploy our capital in a variety of lines of business and to capitalize on opportunities that we believe offer favorable returns on equity over the long term. Our underwriters and actuaries have expertise in a number of lines of business and we will also look to outside consultants on a fee-for-service basis, to help us with niche areas of expertise when we deem it appropriate. We generally apply the following underwriting and risk management principles:

Economics of Results

Our primary goal is to build a reinsurance portfolio that has attractive economic results. We may underwrite a reinsurance contract that may not demonstrate immediate short-term benefits if we believe it will provide favorable return on equity over the life of the contract. In pricing our products, we assume investment returns equal to the risk-free rate, which we intend to review and adjust, if necessary, on an annual basis. As of the date hereof, we assume a risk-free rate of 5.0%.

Team Approach

Each transaction typically is assigned to an underwriter and an actuary to evaluate underwriting, structuring and pricing. Prior to committing capital to any transaction, the evaluation team creates a deal analysis memorandum that highlights the key components of the proposed transaction and presents the proposed transaction to a senior group of staff, including underwriting, actuarial and finance. This group, including our Chief Underwriting Officer, must agree that the transaction meets or exceeds our return on equity requirements before we submit a firm proposal. Our Chief Underwriting Officer maintains the exclusive ultimate authority to bind contracts.

Actuarially Based Pricing

We have developed proprietary actuarial models and also use several commercially available tools to price our business. Our models not only consider conventional underwriting metrics, but also incorporate a component for risk aversion that places greater weight on scenarios that result in greater losses. The actuary working on the transaction must agree that the transaction meets or exceeds our return on equity requirements before we commit capital. We price each transaction based on the merits and structure of the transaction.

Act as Lead Underwriter

Typically, one reinsurer acts as the lead in negotiating principal policy terms and pricing of reinsurance contracts. We plan to act as the lead underwriter for the majority of the aggregate premium that we underwrite. We believe that lead underwriting is an important factor in achieving long-term success, as lead underwriters have greater influence in negotiating pricing, terms and conditions. In addition, we believe that reinsurers that lead policies are generally solicited for a broader range of business and have greater access to attractive risks.

Alignment of Company and Client’s Interests

We seek to ensure every contract we underwrite aligns our interests with our client’s interest. Specifically, we may seek to:

•	pay our clients a commission based upon a predetermined percentage of the profit we realize on the business, which we refer to as a profit commission;

•	allow the client to perform all claims adjusting and audits, as well as the funding and paying of claims, which we refer to as self insured retentions;

•	provide that the client pays a predetermined proportion of all losses above a pre-determined amount, which we refer to as co-participation; and/or

•	charge the client a premium for reinstatement of the amount of reinsurance coverage to the full amount reduced as a result of a reinsurance loss payment, which we refer to as a reinstatement premium.

We believe that through profit commissions, self-insured retentions, co-participation, reinstatement premiums or other terms within the contract, our clients are provided with an incentive to manage our interests. We believe that aligning our interests with our client’s interests promotes accurate reporting of information, timely settling and management of claims and limits the potential for disputes.

During the three-month period ended March 31, 2007 and the year ended December 31, 2006, profit commission expenses totaled $1.5 million and $3.3 million, respectively, and were reported in the income statement under the caption acquisition costs. During the three-month period ended March 31, 2007 and the year ended December 31, 2006, losses and loss adjustment expenses incurred totaled $9.0 million and $9.7 million, respectively. Subsequent adjustments to our loss reserves for these contracts may result in corresponding adjustments to profit commission and other participating features based upon the structure of the contract, the level of losses accounted for in our financial statements and the timing of the subsequent changes. Typically, the amount of profit commission expense is not significant when compared to losses incurred in any given year. However, as of March 31, 2007, profit commissions payable are high relative to our reserves in part due to low property catastrophe losses, as all of our property catastrophe contracts have profit commissions. We do not expect profit commissions to be as material when compared to losses incurred in future periods.

Integrated Underwriting Operations

We have implemented a ‘‘cradle to grave’’ service philosophy where the same individual underwrites and administers the reinsurance contracts. We believe this method enables us to best understand the risks and likelihood of loss for any particular contract and to provide superior client service.

Detailed Contract Diligence

We are highly selective in the contracts we choose to underwrite and spend a significant amount of time with our clients and brokers to understand the risks and appropriately structure the contracts. We usually obtain significant amounts of data from our clients to conduct a thorough actuarial modeling analysis. As part of our pricing and underwriting process, we assess among other factors:

•	the client’s and industry historical loss data;

•	the expected duration for claims to fully develop;

•	the client’s pricing and underwriting strategies;

•	the geographic areas in which the client is doing business and its market share;

•	the reputation and financial strength of the client;

•	the reputation and expertise of the broker;

•	the likelihood of establishing a long-term relationship with the client and the broker; and

•	reports provided by independent industry specialists.

Underwriting Authorities

We use actuarial models that we produce and apply our underwriting guidelines to analyze each reinsurance opportunity before we commit capital. The Underwriting Committee of our Board of Directors has set parameters for zonal and aggregate property catastrophic caps and limits for maximum loss potential under any individual contract. The Underwriting Committee may approve exceptions to the established limits. Our approach to risk control imposes an absolute loss limit on our natural catastrophic exposures rather than an estimate of probable maximum losses and we have established zonal and aggregate limits. We manage all non-catastrophic exposures and other risks by analyzing our maximum loss potential on a contract-by-contract basis. Maximum authorities will likely change over time to be consistent with our capital base.

Retrocessional Coverage

We may from time to time purchase retrocessional coverage to manage our overall exposure and to balance our portfolio. We intend to only purchase uncollateralized retrocessional coverage from a reinsurer with a minimum financial strength rating of A− (Excellent) from either A.M. Best or an equivalent rating from Standard & Poor’s Rating Services.

Capital Allocation

We expect to allocate capital to each contract that we bind. Our capital allocation methodology uses the probability and magnitude of potential for economic loss. We allocate capital for the period until the risk is resolved. We have developed a proprietary return on equity capital allocation model to evaluate and price each reinsurance contract that we underwrite. We use different return on equity thresholds depending on the type and risk characteristics of the business we underwrite, although we will use a standard risk-free interest rate. As of the date hereof, we assume a risk-free rate of 5.0%.

Claims Management

We have not experienced a high volume of claims to date. Our claims management process initiates upon receipt of reports from our clients.

We have implemented a ‘‘cradle to grave’’ service philosophy where the same individual underwrites and administers the reinsurance contracts.

Underwriters review claims submissions for authorization prior to entry and settlement. We believe this ensures we pay claims consistently with the terms and conditions of each contract. Our Chief Financial Officer must also approve all cash disbursements.

Where necessary, we will conduct or contract for on-site audits, particularly for large accounts and for those whose performance differs from our expectations. Through these audits, we will evaluate ceding companies’ claims-handling practices, including the organization of their claims departments, their fact-finding and investigation techniques, their loss notifications, the adequacy of their reserves, their negotiation and settlement practices and their adherence to claims-handling guidelines.

We recognize that fair interpretation of our reinsurance agreements with our clients and timely payment of covered claims is a valuable service to our clients.

Reserves

Our reserving philosophy is to reserve to our best estimates of the actual results of the risks underwritten. Our actuaries and underwriters provide reserving estimates on a quarterly basis calculated to meet our estimated future obligations. We reserve on a transaction by transaction basis. Starting in 2007, outside actuaries will review these estimates at least once a year. Due to the use of different assumptions, accounting treatment and loss experience, the amount we establish as reserves with respect to individual risks, transactions or classes of business may be greater or less than those established by clients or ceding companies. Reserves may also include unearned premiums, premium deposits, profit sharing earned but not yet paid, claims reported but not yet paid, claims incurred but not reported, and claims in the process of settlement.

Reserves do not represent an exact calculation of liability. Rather, reserves represent our estimate of the expected cost of the ultimate settlement and administration of the claim. Although the methods for establishing reserves are well-tested, some of the major assumptions about anticipated loss emergence patterns are subject to unanticipated fluctuation. We base these estimates on our assessment of facts and circumstances then known, as well as estimates of future trends in claim severity and frequency, judicial theories of liability and other factors, including the actions of third parties, which are beyond our control.

Collateral Arrangements/Letter of Credit Facility

We are not licensed or admitted as an insurer in any jurisdiction other than the Cayman Islands. Many jurisdictions such as the United States do not permit clients to take credit for reinsurance on their statutory financial statements if such reinsurance is obtained from unlicensed or non-admitted insurers without appropriate collateral. As a result, we anticipate that all of our U.S. clients and a portion of our non-U.S. clients will require us to provide collateral for the contracts we bind with them. We expect this collateral to take the form of funds withheld, trust arrangements or letters of credit. We have obtained a letter of credit facility from Citibank, N.A. in a maximum amount of $200 million. As of March 31, 2007, we have issued letters of credit totaling $65.6 million to clients. The failure to maintain, replace or increase our letter of credit facility on commercially acceptable terms may significantly and negatively affect our ability to implement our business strategy. See ‘‘Risk Factors – Our failure to maintain sufficient letter of credit facilities or to increase our letter of credit capacity on commercially acceptable terms as we grow could significantly and negatively affect our ability to implement our business strategy.’’

Competition

The reinsurance industry is highly competitive. We expect to compete with major reinsurers, most of which are well established, have significant operating histories and strong financial strength ratings and have developed long-standing client relationships.

Our competitors are ACE Limited, General Re Corporation, Hannover Re Group, Munich Reinsurance Company, PartnerRe Ltd., Swiss Reinsurance Company, Transatlantic Reinsurance Company and XL Capital Ltd., which are dominant companies in our industry. Although we seek to provide coverage where capacity and alternatives are limited, we directly compete with these larger companies due to the breadth of their coverage across the property and casualty market in substantially all lines of business. We also compete with smaller companies and other niche reinsurers from time to time.

While we have a limited operating history, we believe that our unique approach to underwriting will allow us to be successful in underwriting transactions against more established competitors. Also, as the first global market reinsurer in the Cayman Islands to provide third party reinsurance coverage, as opposed to captive reinsurance arrangements, we believe we have a competitive advantage when competing for business of Cayman-based captive insurance companies.

Ratings

We currently have an A− (Excellent) financial strength rating with a stable outlook from A.M. Best, which is the fourth highest of 15 ratings. We believe that a strong rating is an important factor in the marketing of reinsurance products to clients and brokers. This rating reflects the rating agency’s opinion of our financial strength, operating performance and ability to meet obligations. It is not an evaluation directed toward the protection of investors or a recommendation to buy, sell or hold our Class A Ordinary Shares.

Advisory Agreement

We have entered into the advisory agreement with DME Advisors. Pursuant to the terms of the advisory agreement, DME Advisors has the exclusive right to manage our investments, subject to the investment guidelines adopted by our Board of Directors for so long as the agreement is in effect.

DME Advisors receives two forms of compensation:

•	a 1.5% annual fee, regardless of the performance of our investment account, payable monthly based on the net asset value of our investment account, excluding assets, held in trusts used to collateralize our reinsurance obligations, which we refer to as Regulation 114 Trusts; and

•	performance compensation based on the appreciation in the value of our investment account equal to 20% of net profits calculated per annum, subject to a loss carryforward provision.

The loss carryforward provision allows DME Advisors to earn a reduced incentive fee of 10% on profits in any year subsequent to the year in which our investment account managed by DME Advisors incurs a loss, until all the losses are recouped and an additional amount equal to 150% of the loss is earned.

DME Advisors is not entitled to earn performance compensation in a year in which our investment portfolio incurs a loss. However, DME Advisors is entitled to earn a reduced incentive fee on subsequent years to the extent it generates profits for our investment portfolio in such years.

The advisory agreement requires that DME Advisors follow our investment guidelines and act in a manner that it considers fair and equitable in allocating investment opportunities to us, but does not otherwise impose any specific obligations or requirements concerning the allocation of time, effort or investment opportunities to us or any restrictions on the nature or timing of investments for our account and for DME Advisors’ own account or other accounts that DME Advisors or its affiliates may manage. In addition, DME Advisors can outsource to subadvisors without our consent or approval. In the event that DME Advisors and any of its affiliates attempt to simultaneously invest in the same opportunity, the opportunity will be allocated pro rata as reasonably determined by DME Advisors and its affiliates. Affiliates of DME Advisors presently serve as general partner or investment advisor of Greenlight Capital, L.P., Greenlight Capital Qualified, L.P., Greenlight Capital Offshore, Ltd., Greenlight Masters, L.P., Greenlight Masters Qualified, L.P., Greenlight Masters Offshore, Ltd. and Greenlight Masters Offshore I, Ltd., which we refer to as the Greenlight Funds. Each of the Greenlight Funds utilizes an investment strategy that may compete with our investment strategy.

The advisory agreement provides that DME Advisors and its principals, employees or agents are not liable to us or our shareholders for any acts or omissions in the performance of their services in the absence of:

•	willful misconduct, gross negligence, reckless disregard of any of their obligations under the advisory agreement. Additionally, the advisory agreement contains provisions for the indemnification of DME Advisors by us against certain liabilities to third parties arising in connection with the performance of its services to us;

•	breaches of our investment guidelines that are not cured within 15 days of the day on which DME Advisors becomes aware of the breach; or

•	the failure by DME Advisors to timely return or deliver assets to us if so requested.

We have agreed to use commercially reasonable efforts to cause all of our respective future subsidiaries to enter into substantially similar advisory agreements, provided that any such agreement shall be terminable on the same date that the advisory agreement is terminable. In addition, we have agreed that we will, at the written request of DME Advisors 90 days prior to any January 1 during the term of the advisory agreement, amend the advisory agreement so as to transform this agreement into a joint venture or partnership between us and DME Advisors so long as the creation of a joint venture or partnership does not, in the opinion of our legal counsel, create any material adverse tax, legal or regulatory consequences to us.

The advisory agreement term is January 1, 2007 through December 31, 2009 and will automatically renew for successive three-year terms unless we or DME notify the other party at least 90 days prior to the end of the three-year term of its desire to terminate. We may terminate the advisory agreement prior to the expiration of its term only ‘‘for cause,’’ which is defined as:

•	a material violation of applicable law relating to DME Advisors’ advisory business;

•	DME Advisors’ gross negligence, willful misconduct or reckless disregard of its obligations under the advisory agreement;

•	a material breach by DME Advisors of our investment guidelines that is not cured within a 15-day period; or

•	a material breach by DME Advisors’ of its obligations to return and deliver assets as we may request.

Investment Strategy

Our investment portfolio is managed by DME Advisors. DME Advisors is an investment advisor that implements a value-oriented investment strategy by taking long positions in perceived undervalued securities and short positions in perceived overvalued securities. DME Advisors aims to achieve high absolute rates of return while minimizing the risk of capital loss. DME Advisors attempts to determine the risk/return characteristics of potential investments by analyzing factors such as the risk that expected cash flows will not be obtained, the volatility of the cash flows, the leverage of the underlying business and the security’s liquidity, among others.

Our Board of Directors conducts reviews of our investment portfolio activities and oversees our investment guidelines to meet our investment objectives. We believe, while less predictable than traditional fixed-income portfolios, our investment approach complements our reinsurance business and will achieve higher rates of return over the long term. Our investment guidelines are designed to maintain adequate liquidity to fund our reinsurance operations and to protect against unexpected events.

Under the advisory agreement, DME Advisors, which is contractually obligated to adhere to our investment guidelines, makes investment decisions on our behalf, which include buying public or private corporate equities and current-pay debt securities, selling securities short, and investing in trade claims, debt securities of distressed issuers, arbitrages, bank loan participations, derivatives (including options, warrants and swaps), leases, break-ups, consolidations, reorganizations, limited partnerships and similar securities of foreign issuers.

David Einhorn manages DME Advisors, as well as Greenlight Capital, Inc. and its affiliates, a value-oriented investment advisor founded in 1996 with over $4 billion under management as of December 31, 2006. Our investment guidelines, which DME Advisors is contractually obligated to follow, may diverge significantly from the guidelines followed by Greenlight Capital, Inc. and its affiliates.

Investment Guidelines

The investment guidelines adopted by our Board of Directors, which may be amended, or modified, from time to time, take into account restrictions imposed on us by regulators, our liability mix, requirements to maintain an appropriate claims paying rating by ratings agencies and requirements of lenders. As of the date hereof, the investment guidelines currently state:

•	Quality Investments. At least 80% of the assets in the investment portfolio are to be held in debt or equity securities (including swaps) of publicly-traded companies and governments of the Organization of Economic Co-operation and Development, or the OECD, high income countries and cash, cash equivalent or United States government obligations.

•	Concentration of Investments: Other than cash, cash equivalents and United States government obligations, no single investment in the investment portfolio may constitute more than 20% of the portfolio. No more than 10% of the assets in the investment portfolio will be held in private equity securities.

•	Liquidity: Assets will be invested in such fashion that we have a reasonable expectation that we can meet any of our liabilities as they become due. We periodically review with the investment advisor the liquidity of the portfolio.

•	Monitoring: We require our investment advisor to re-evaluate each position in the investment portfolio and to monitor changes in intrinsic value and trading value and provide monthly reports on the investment portfolio to us as we may reasonably determine.

•	Leverage: The investment portfolio may not employ greater than 5% indebtedness for borrowed money, including net margin balances, for extended time periods. The investment advisor may use, in the normal course of business, an aggregate of 20% margin leverage for periods of less than 30 days.

Investment Results

Composition

Our investment portfolio managed by DME Advisors contains investments in securities, cash and funds held with brokers, swaps and securities sold, not yet purchased. The following table represents the total long positions as reported in the financial statements as of March 31, 2007 and December 31, 2006 and 2005:

	Fair value as of March 31, 2007		Fair value as of December 31, 2006		Fair value as of December 31, 2005
	$ in thousands	% of total	$ in thousands	% of total	$ in thousands	% of total
Fixed income	$770	0.2%	$—	—%	$238	0.1%
Equities – listed	250,337	52.3	238,799	69.3	216,702	97.8
Equities – unlisted	7,494	1.6	4,004	1.2	1,777	0.8
Options	1,161	0.2	719	0.2	494	0.2
Investments in securities	259,762	54.3	$243,522	70.7%	$219,211	98.9%
Cash and funds held with brokers	241,858	50.6	109,633	31.8	3,094	1.4
Swaps	(23,532)	(4.9)	(8,640)	(2.5)	(722)	(0.3)
Total long investments	478,088	100.0%	$344,515	100.0%	$221,583	100.0%

The following table represents the total short positions as reported in the financial statements as of March 31, 2007 and December 31, 2006 and 2005:

	Fair value as of March 31, 2007		Fair value as of December 31, 2006		Fair value as of December 31, 2005
	$ in thousands	% of total	$ in thousands	% of total	$ in thousands	% of total
Equities – listed	$141,762	99.4%	$124,043	100.0%	$87,075	99.5%
Derivatives and other	844	0.6	1	—	443	0.5
Total short investments	$142,606	100.0%	$124,044	100.0%	$87,518	100.0%

DME Advisors also reports the composition of our total managed portfolio on a notional exposure basis, which it believes is the appropriate manner in which to assess the exposure and profile of investments and is the way in which it manages the portfolio.  Under this methodology, the exposure for swaps and futures contracts are reported at their full notional amount. The notional amount of a derivative contract is the underlying value upon which payment obligations are computed and we believe best represents the risk exposure. For an equity total return swap, for example, the notional amount is the number of shares underlying the swap multiplied by the market price of those shares. Options are reported at their delta adjusted basis. The delta of an equity option is the sensitivity of the option price to the underlying stock price. The delta adjusted basis is the number of shares underlying the option multiplied by the delta and the underlying stock price. The following table represents the composition of our investment portfolio based on the holdings in our investment account managed by DME Advisors as of March 31, 2007 and December 31, 2006 and 2005:

	As of March 31, 2007		As of December 31, 2006		As of December 31, 2005
	Long %	Short %	Long %	Short %	Long %	Short %
Fixed income	0.3%	0.0%	0.0%	0.0%	0.1%	0.0%
Equities & related derivatives	79.5	(42.3)	82.4	(41.5)	99.1	(46.8)
Equity – unlisted	2.2	0.0	1.2	0.0	0.0	0.0
Other investments	1.1	(5.2)	1.1	0.0	0.0	0.0
Total	83.1%	(47.5)%	84.7%	(41.5)%	99.2%	(46.8)%

Investment Returns

A summary of our consolidated net investment income for the three-month period ended March 31, 2007, the years ended December 31, 2006 and 2005 and the period from July 13, 2004 to December 31, 2004 is as follows ($ in thousands):

	Three Months Ended March 31, 2007	Year ended December 31,		Period Ended July 13, 2004 – December 31,
		2006	2005	2004
Investment (loss) income	$(11,445)	$79,635	$38,815	$13,314
Investment expenses	(1,673)	(2,434)	(698)	(161)
Investment advisor fees	(1,263)	(18,692)	(10,183)	(3,517)
Net investment (loss) income	$(14,381)	$58,509	$27,934	$9,636

The investment return reported by DME Advisors is based on the total assets in our investment account, which includes the majority of our equity capital and collected premiums. Investment returns, net of all fees and expenses, by quarter and for each year since inception are as follows:(1)

Quarter	2007		2006	2005	2004
1st	(4.2)%		7.5%	2.2%	—%
2nd	3.1	%(2)	2.9	5.4	—
3rd	—		6.2	3.0	1.3
4th	—		5.9	2.9	3.9
Full Year	(1.2	)%(3)	24.4%	14.2%	5.2	%(4)

(1)	Past performance is not necessarily indicative of future results.
(2)	Represents partial quarter results through April 30, 2007.
(3)	Represents partial year results through April 30, 2007.
(4)	Represents the return for the period from July 13, 2004 (date of incorporation) to December 31, 2004.

DME Advisors and its affiliates manage and expect to manage other client accounts besides ours, some of which have objectives similar to ours. Because of the similarity of our investment portfolio and these others, and because, as a matter of ordinary course, DME Advisors and its affiliates provide their clients, including us, with results of their respective investment portfolios on the last day of each month, those other clients indirectly may have material non-public information regarding our investment portfolio. To address this issue, and to comply with Regulation FD, we intend to present, prior to the start of trading on the first business day of each month, a summary of our consolidated net investment returns and the composition of our total notional exposure basis on our website, www.greenlightre.ky.

Internal Risk Management

Our Board of Directors reviews our investment portfolio together with our reinsurance operations on a periodic basis. With the assistance of DME Advisors, we periodically produce risk reports for review by our Board of Directors, analyzing both our assets and liabilities. The reports focus on numerous components of risk in our portfolio, including concentration risk and liquidity risk.

Investment Regulatory Concerns and Restrictions

DME Advisors is involved regularly in trading activities which involve a broad number of U.S. and foreign securities law regimes, including laws governing trading on inside information, market manipulation and a broad number of technical trading requirements that involve fundamental market regulation policies. Violation of such laws could result in severe restrictions on DME Advisors’ activities and, indirectly, damage to our investment portfolio and/or reputation as we have an exclusive investment agreement with DME Advisors until December 31, 2009 with limited termination provisions.

DME Advisors’ failure to comply with applicable laws or regulations could result in fines, censure, suspensions of personnel or other sanctions. The regulations that DME Advisors are subject to are designed primarily to ensure the integrity of the financial markets. They are not designed to protect us or, indirectly, you. Even if a sanction imposed against DME Advisors or one of its personnel by a regulator was for a small monetary amount, the adverse publicity related to such sanction against DME Advisors by regulators could harm its reputation and, possibly, ours.

In recent years, there has been debate in both the U.S. and foreign governments about new rules or regulations to be applicable to alternative investment advisors, like DME Advisors. In 2005, the SEC considered stricter oversight of the alternative investment industry. Effective February 10, 2005, the SEC adopted a new rule under the Investment Advisor Act of 1940 to require certain unregistered investment advisors to register with the SEC. In June 2006, a federal court of appeals vacated the SEC’s rule, but we cannot assure you that other legislation or regulations will not be proposed and enacted.

In December 2006, the SEC issued for comment a new proposal intended to clarify the SEC’s authority to bring enforcement actions against investment advisors for fraud against investors and prospective investors in their funds (as opposed to fraud against the funds themselves) and to narrow the pool of investors eligible to invest in alternative investment funds. Although we do not believe the SEC’s current proposal will directly impact, DME Advisors, and, accordingly, our investment strategy, may be adversely affected if new or revised legislation or regulations are enacted or by changes to existing rules and regulations of U.S. or foreign governmental regulatory authorities or self-regulatory organizations that supervise the financial markets.

It is possible that increased regulation of alternative investment advisors could adversely impact DME Advisors’ ability to manage our investment portfolio or its ability to manage our portfolio pursuant to our existing investment strategy, which could cause us to alter our existing investment strategy and could significantly and negatively affect our business and results of operations. In addition, adverse publicity regarding alternative investment strategies generally, or DME Advisors or its affiliates specifically, could negatively affect our business reputation and attractiveness as a counterparty to brokers and clients.

Other Trading Restrictions

DME Advisors may from time to time place it or its affiliates’ representatives on creditors committees and/or boards of certain companies in which we have invested. While such representation may enable DME Advisors to enhance the value of our investments, it may place trading restrictions on our investment portfolio.

David Einhorn, the Chairman of our Board of Directors was a director of New Century from March 31, 2006 until March 7, 2007. During Mr. Einhorn’s tenure as a director of New Century. Mr. Einhorn periodically was privy to material non-public information about New Century. In addition, Mr. Einhorn was subject to New Century’s insider trading policy which prohibits directors and certain officers from trading in the company’s securities during specific times. As a result, Mr. Einhorn and the investment advisory firms he manages, including DME Advisors, from time to time were restricted from trading New Century securities.

As of March 31, 2007, representatives of DME Advisors sat on the board of directors of each of Biofuel Energy Corp. and Ark Real Estate Partners, LP, both of which as of March 31, 2007 were privately held. Accordingly, DME Advisors’ ability to trade these companies’ securities may be restricted. As of March 31, 2007, DME Advisors invested approximately 3% of our investment portfolio in companies on which a representative of DME Advisors sits on the board of directors.

Additionally, DME Advisors and its affiliates may be deemed to be an affiliate of certain companies in which we invest, either due to having a representative on the board or a concentrated ownership position of greater than 10%, and, therefore, subject to short-swing profit rules under Section 16 of the Exchange Act, which may impede DME Advisors’ ability to buy or sell securities in those companies, if any, at any given time. As of March 31, 2007, no investments in our investment portfolio were subject to any such restrictions.

Information Technology

Our information technology infrastructure is currently housed in our corporate offices in Grand Cayman, Cayman Islands. We have implemented backup procedures to ensure that data is backed up on a daily basis and can be quickly restored as needed. Backup information is stored off-site in order to minimize the risk of a loss of data in the event of a disaster.

We have a disaster recovery plan with respect to our information technology infrastructure that includes arrangements with an offshore data center in Jersey, Channel Islands. We can access our systems from this offshore facility in the event that our primary systems are unavailable due to a disaster or otherwise.

Legal Proceedings

We are not currently involved in any litigation or arbitration. We anticipate that, similar to the rest of the reinsurance industry, we will be subject to litigation and arbitration in the ordinary course of business.

Properties

We currently lease office space in Grand Cayman, under an operating lease which expires on August 31, 2010. We believe that for the foreseeable future this office space will be sufficient for us to conduct our operations.

Employees

As of March 31, 2007, we had nine employees, all of whom were based in Grand Cayman. We believe that our employee relations are good. None of our employees are subject to collective bargaining agreements, and we are not aware of any current efforts to implement such agreements.

REGULATION

Greenlight Reinsurance, Ltd. holds an Unrestricted Class B Insurer’s License issued in accordance with the terms of the Insurance Law (as revised) of the Cayman Islands, or the Law, and is subject to regulation by the Cayman Islands Monetary Authority, or CIMA, in terms of the Law.

As the holder of an Unrestricted Class B Insurers’ License, Greenlight Reinsurance, Ltd. is permitted to undertake insurance business from the Cayman Islands, but, other than with the prior written approval of CIMA, may not engage in any Cayman Islands domestic business except to the extent that such business forms a minor part of the international risk of a policyholder whose main activities are in territories outside the Cayman Islands.

Greenlight Reinsurance, Ltd. is required to comply with the following principal requirements under the Law:

•	the maintenance of a net worth (defined in the Law as the excess of assets, including any contingent or reserve fund secured to the satisfaction of CIMA, over liabilities other than liabilities to partners or shareholders) of at least 100,000 Cayman Islands dollars (which is equal to approximately US$120,000), subject to increase by CIMA depending on the type of business undertaken;

•	to carry on its insurance business in accordance with the terms of the license application submitted to CIMA, to seek the prior approval of CIMA to any proposed change thereto, and annually to file a certificate of compliance with this requirement, in the prescribed form, signed by an independent auditor, or other party approved by CIMA;

•	to prepare annual accounts in accordance with generally accepted accounting principles, audited by an independent auditor approved by CIMA;

•	to seek the prior approval of CIMA in respect of the appointment of directors and officers and to provide CIMA with information in connection therewith and notification of any changes thereto;

•	to notify CIMA as soon as reasonably practicable of any change of control of Greenlight Reinsurance, Ltd., the acquisition by any person or group of persons of shares representing more than ten percent of Greenlight Reinsurance, Ltd.’s issued share capital or total voting rights and to provide such information as CIMA may require for the purpose of enabling an assessment as to whether the persons acquiring control or ownership are fit and proper persons to acquire such control or ownership;

•	to maintain appropriate business records in the Cayman Islands; and

•	to pay an annual license fee.

The Law requires that the holder of an Unrestricted Class B Insurance License engage a licensed insurance manager operating in the Cayman Islands to provide insurance expertise and oversight, unless exempted by CIMA. Greenlight Reinsurance, Ltd. has been exempted from this requirement.

It is the duty of the CIMA:

•	to maintain a general review of insurance practice in the Cayman Islands;

•	to examine the affairs or business of any licensee or other person carrying on, or who has carried on, insurance business in order to ensure that the Law has been complied with and that and the licensee is in a sound financial position and is carrying on its business in a satisfactory manner;

•	to examine and report on the annual returns delivered to CIMA in terms of the Law; and

•	to examine and make recommendations with respect to, among other things, proposals for the revocation of licenses and cases of suspected insolvency of licensed entities.

Where CIMA believes that a licensee is committing, or is about to commit or pursue, an act that is an unsafe or unsound business practice, CIMA may request that the licensee cease or refrain from committing the act or pursuing the offending course of conduct. Failures to comply with CIMA regulation may be punishable by a fine of up to one hundred thousand Cayman Islands dollars (US$121,951 based on the Cayman Islands’ pegged exchange rate of CI$0.82 per US$1.00), and an additional ten thousand Cayman Islands dollars (US$12,195 based on the Cayman Islands’ pegged exchange rate of CI$0.82 per US$1.00) for every day after conviction that the breach continues.

Whenever CIMA believes that a licensee is or may become unable to meet its obligations as they fall due, is carrying on business in a manner likely to be detrimental to the public interest or to the interest of its creditors or policyholders, has contravened the terms of the Law, or has otherwise behaved in such a manner so as to CIMA to call into question the licensee’s fitness, CIMA may take one of a number of steps, including requiring the licensee to take steps to rectify the matter, suspending the license of the licensee, revoking the license imposing conditions upon the license and amending or revoking any such condition, requiring the substitution of any director, manager or officer of the licensee, at the expense of the licensee, appointing a person to advise the licensee on the proper conduct of its affairs and to report to CIMA thereon, at the expense of the licensee, appointing a person to assume control of the licensee’s affairs or otherwise requiring such action to be taken by the licensee as CIMA considers necessary.

Other Regulations in the Cayman Islands

As a Cayman Islands exempted company, we may not carry on business or trade locally in the Cayman Islands except in furtherance of our business outside the Cayman Islands and we are prohibited from soliciting the public of the Cayman Islands to subscribe for any of our securities or debt. We are further required to file a return with the Registrar of Companies in January of each year and to pay an annual registration fee at that time.

The Cayman Islands has no exchange controls restricting dealings in currencies or securities.

MANAGEMENT

Name	Age	Position
Leonard Goldberg	44	Chief Executive Officer and Director
Tim Courtis	46	Chief Financial Officer
Barton Hedges	41	President and Chief Underwriting Officer of Greenlight Reinsurance, Ltd.
David Einhorn	38	Director and Chairman of the Board
Alan Brooks	60	Director
Frank D. Lackner	38	Director
Joseph Platt, Jr.	59	Director
Jerome Simon	47	Director
Daniel Roitman	37	Alternate Director

Executive Officers

Our senior management includes the following individuals:

Leonard Goldberg has served as our Chief Executive Officer and a director since August 2005. Mr. Goldberg has more than 20 years of insurance and reinsurance experience. He worked with the Alea Group, a reinsurance company, from August 2000 to August 2004, including serving as chief executive officer of Alea North America Insurance Company and Alea North America Specialty Insurance Company from March 2002 to August 2004. Prior to working with the Alea Group, Mr. Goldberg served as chief actuary and senior vice president—Financial Products of Custom Risk Solutions, a managing general agency company, from April 1999 to August 2000. From May 1995 to December 1998, Mr. Goldberg provided various actuarial services to Zurich Group, a reinsurance company, including acting as chief actuary of Zurich Re London. Mr. Goldberg received his B.A. in Mathematics from Rutgers University in 1984 and MBA, Finance Concentration, from Rutgers Executive MBA program in 1993 and is a Fellow of the Casualty Actuarial Society and a member of the American Academy of Actuaries.

Tim Courtis has served as our Chief Financial Officer since May 2006. Mr. Courtis has 18 years experience in the property and casualty reinsurance, captive and insurance industry. Most recently Mr. Courtis was president and chief financial officer of European International Reinsurance Company Ltd., a subsidiary of Swiss Re, from August 1994 until April 2006, where he was responsible for the management and financial analysis of Swiss Re’s Barbados based entities. Prior to joining Swiss Re in 1994, Mr. Courtis also worked for Continental Insurance in Barbados and International Risk Management Company in Bermuda where he performed duties as senior account manager to various captive insurance companies. Mr. Courtis is a Canadian Chartered Accountant and has a MBA from York University, Toronto and a Bachelor of Business from Wilfrid Laurier University, Waterloo.

Barton Hedges has served as President and Chief Underwriting Officer of Greenlight Reinsurance, Ltd. since January 2006. Mr. Hedges has 20 years experience in the property and casualty insurance and reinsurance industry and is a Fellow of the Casualty Actuarial Society and a member of the American Academy of Actuaries. Prior to joining Greenlight Reinsurance, Ltd., Mr. Hedges served as president and chief operating officer of Platinum Underwriters Bermuda, Ltd., a property, casualty and finite risk reinsurer from July 2002 until December 2005, where he was responsible for the initial start-up of the company and managed the company’s day-to-day operations. Mr. Hedges previous experience includes serving as executive vice president and chief operating officer of Bermuda-based Scandinavian Re, actuarial consultant at Tillinghast—Towers Perrin, Senior Manager at Deloitte & Touche LLP and actuarial manager at United States Fidelity and Guaranty Company, where he began his career in 1987. Mr. Hedges has a B.A. in Mathematics from Towson State University.

Directors

In addition to Mr. Goldberg, our Board of Directors includes the following individuals:

David Einhorn has been a director since July 2004, and Chairman of the Board since August 6, 2004. Mr. Einhorn is president of Greenlight Capital, Inc. which he co-founded in January 1996, and senior managing member of DME Advisors. Greenlight Capital, Inc. and DME Advisors are our affiliates. Mr. Einhorn graduated summa cum laude with distinction from Cornell University in 1991 where he earned a BA from the College of Arts and Sciences.

Alan Brooks has been a director since July 2004. Mr. Brooks was the insurance practice partner at KPMG in the Cayman Islands from 1984 to 1999 and was then engaged as a consultant by KPMG from February 2001 until July 2003, at which point he retired. During the past 20 years, Mr. Brooks has specialized in providing audit and liquidation services to the offshore insurance industry. Mr. Brooks has been the audit partner to over 150 licensed insurance companies in the Cayman Islands, ranging from companies writing property and casualty, life and credit as well as special purpose vehicles formed to insure catastrophe risks. Mr. Brooks has significant experience in the preparation of financial statements in accordance with United States, United Kingdom, Canadian and International GAAP. On a consulting basis, Mr. Brooks has provided services as a voluntary liquidator to numerous offshore property and casualty insurance companies, and has assisted in the formation of offshore catastrophe insurance companies. Prior to qualifying as a Chartered Accountant, Mr. Brooks received a Diploma of Education from the North Buckinghamshire College of Education in 1968. Mr. Brooks has been a Fellow of the Institute of Chartered Accountants of England & Wales since 1979.

Frank D. Lackner has been a director since July 2004. Mr. Lackner serves as a managing director of Fox-Pitt, Kelton Incorporated, an investment bank specializing in the financial services industry. Mr. Lackner served as a managing director of Torsiello Securities Inc., an investment banking and financial advisory services company to the global insurance and financial services industry, and its predecessor firm from October 2001 until October 2006. From January 1998 to October 2001, Mr. Lackner was a founder and chief executive officer of RiskContinuum, Inc., an online reinsurance trading exchange. During such time, Mr. Lackner also provided consulting services to First International Capital LLC and to other clients in the insurance industry. From September 1993 to December 1997, Mr. Lackner was a vice president with Insurance Partner Advisors, L.P., a private equity investment partnership formed by the Centre Reinsurance Companies, Chase Manhattan Bank and the Robert Bass Group, which made equity investments in insurance, reinsurance and healthcare companies worldwide. From 1992 to 1993, Mr. Lackner was a finite risk reinsurance underwriter at the Centre Reinsurance Companies, where he worked on both corporate development projects and structuring and pricing finite risk insurance and reinsurance products. From 1990 to 1992, Mr. Lackner was an investment banker at Donaldson, Lufkin & Jenrette Securities Corp., where he advised both property/casualty and life insurance companies on strategic acquisitions, divestitures and capital markets-related activities, including IPOs, debt offerings and restructurings. Mr. Lackner received his BBA in Banking and Finance from Hofstra University in 1989. Mr. Lackner also serves as a director of American Safety Insurance Holdings, Ltd. (NYSE:ASI).

Joseph Platt, Jr. has been a director since July 2004. Currently, Mr. Platt is a partner at Amarna Corporation, LLC, a private investment company that he founded in September 2002. In 1971, Mr. Platt joined Johnson and Higgins, or J&H. In 1990, Mr. Platt was appointed a director of J&H. Mr. Platt’s career at J&H spanned 26 years until the sale of J&H to Marsh & McLennan Companies in March 1997. While at J&H, Mr. Platt’s responsibilities ranged from trainee to executive vice president responsible for United States and Canada and the firm’s marketing and sales activities throughout the world. He was a member of the executive and operating committees of J&H. Mr. Platt received his BA from Manhattan College in 1968 and his JD from Fordham University Law School in 1971. Mr. Platt also attended Harvard Business School’s Advanced Management Program in 1983. Mr. Platt is active in the community and has served as trustee to a number of organizations. He serves as chairman of the Board of Directors of Restaurant Insurance Holdings, Inc. He is on the board of Jones Brown, a private Canadian insurance broker, and has served as an independent Trustee of the BlackRock Liquidity Funds since 1999. He is a member of the New York State Bar Association.

Jerome Simon has been a director since March 2007. Mr. Simon is the managing member of Lonestar Capital Management LLC, the management company of Lonestar Partners LP, a private investment partnership that he founded in July 1995. Mr. Simon received an MBA from the Stanford Graduate School of Business in 1990 and graduated with a B.A. in Economics from Claremont McKenna College in 1982.

Daniel Roitman is an alternate director appointed by Mr. Einhorn and has been an alternate director since September 2004. Mr. Roitman has served as chief operating officer of Greenlight Capital, Inc. since January 2003 and is a partner. From 1996 through 2002 Mr. Roitman worked at Goldman Sachs. Before joining Goldman Sachs, Mr. Roitman was employed as a member of the New York technology practice at Andersen Consulting, now Accenture. Mr. Roitman earned a B.S. with distinction in electrical engineering from Cornell University in 1991 and a M.Eng. in 1992. Mr. Roitman graduated with distinction from the New York University Stern School of Business in 2002, earning an MBA in Finance.

As an alternate director Mr. Roitman is entitled to receive notice of all meetings of directors and of all meetings of Committees of the Board of which his appointer is a member, to attend and vote at every such meeting at which the director appointing him is not personally present, and generally to perform all the functions of his appointer as a director in his absence. An alternate director ceases to be an alternate director if written notice to that effect is given to the Company by his appointer. Our Articles provide that an alternate director shall be deemed for all purposes to be a director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the director appointing him.

Composition of the Board of Directors

Our Board of Directors is currently comprised of six directors, one of whom has appointed an alternate director.

Our Board of Directors reviewed the materiality of any relationship each our six directors and the alternate director has or had with our company either directly or indirectly through another organization. The criteria applied included the director independence requirements set forth under the Nasdaq Stock Market Rules and, with respect to the Audit Committee, the SEC’s independence rules. Based on this review, our Board of Directors has determined that Messrs. Brooks, Lackner, Platt and Simon are independent directors and that Messrs. Goldberg and Einhorn, as well as Mr. Roitman, are not independent directors.

Board Committees

There are currently five committees of our Board of Directors: the Audit Committee, the Compensation Committee, the Finance Committee, the Nominating and Governance Committee and the Underwriting Committee.

Audit Committee

Our Audit Committee is composed of Messrs. Brooks, Lackner and Platt. All members of the Audit Committee are ‘‘independent’’ as defined under The NASDAQ Stock Market and SEC rules. Each member of the Audit Committee is financially literate. In addition, Mr. Brooks serves as chairman of the Audit Committee and the ‘‘financial expert’’ within the meaning of Item 401(h) of Regulation S-K of the Securities Act and has the financial sophistication under The NASDAQ Stock Market Rules. Our Audit Committee will approve in advance all audit services to be provided to us and all permissible non-audit services, other than de minimus non-audit services, to be provided to us by our independent auditors.

Compensation Committee

The Compensation Committee is composed of Messrs. Brooks, Platt and Simon. All of these members of our Compensation Committee are ‘‘independent’’ as defined under The NASDAQ Stock

Market rules. The purpose of our Compensation Committee is to discharge the responsibilities of our Board of Directors relating to compensation of our executive officers. Our Board of Directors has adopted a charter for our Compensation Committee. Our Compensation Committee, among other things, assists our Board of Directors in ensuring that a proper system of compensation is in place to provide performance-oriented incentives to management, and makes recommendations to the Board with respect to incentive-compensation plans and equity-based plans.

Finance Committee

The Finance Committee is composed of Messrs. Einhorn, Goldberg and Lackner. The Finance Committee, among other things, provides advice and assistance to our Board of Directors concerning proposed issuances of equity, debt or other securities and proposed credit and similar facilities, including an initial public offering in the United States of America or any other appropriate jurisdiction, reviews the adequacy of existing financing facilities, and reviews short-term and long-term financing plans.

Nominating and Governance Committee

The Nominating and Governance Committee is composed of Messrs. Lackner, Platt and Simon. The Nominating and Governance Committee has responsibility for identifying individuals qualified to become board members consistent with the criteria established by the Board of Directors from time to time, recommending director nominees to the Board of Directors, recommending corporate governance guidelines to the Board of Directors and overseeing the evaluation of the Board of Directors and our management.

Underwriting Committee

The Underwriting Committee is composed of Messrs. Brooks, Einhorn, Goldberg, Lackner and Simon. The Underwriting Committee, among other things, advises our Board of Directors and management concerning the establishment and review of our underwriting policies and guidelines, oversees our underwriting process and procedures, monitors our underwriting performance and oversees our underwriting risk management exposure.

Code of Ethics

We have adopted a written code of ethics applicable to our directors, officers and employees in accordance with the rules of The NASDAQ Stock Market and SEC. Our code of ethics is designed to deter wrongdoing and to promote ethical conduct. The code of ethics is published on our corporate website at www.greenlightre.ky.

Compensation Discussion and Analysis

Our performance-driven compensation policy consists of the following three components:

•	base salary;

•	bonuses; and

•	stock incentive plan awards.

We use short-term compensation comprised of base salary and annual cash bonuses and long-term compensation comprised of deferred bonuses, stock options and restricted stock in an effort to align our employees’ and executives’ interests with those of our shareholders and to increase long-term growth in book value per share. We compensate our current executive officers, Messrs. Goldberg, Hedges and Courtis, whom we refer to as Named Executive Officers, according to the terms of their employment agreements.

Our Compensation Committee reviews all recommendations made with respect to discretionary compensation and approves all discretionary compensation decisions for our Named Executive Officers. No member of our Compensation Committee has ever been one of our officers or employees.

Base Salary.    We use base salary to recognize the experience, skills, knowledge, roles and responsibilities of our employees and executive officers. When establishing the 2006 base salaries of our Named Executive Officers, our Compensation Committee considered a number of factors including:

•	the individual’s years of underwriting and actuarial experience;

•	the functional role of the position;

•	the level of the individual’s responsibility;

•	our ability to replace the individual; and

•	the limited number of well-qualified candidates available in or willing to relocate to the Cayman Islands.

Base salaries, which may include a living allowance, are reviewed by the Compensation Committee for possible increases at least every three years.

Bonuses.    We use bonuses to reward individual and company performance. We expect our bonuses to be highly variable from year to year. Our Compensation Committee determines each Named Executive Officer’s target bonus, expressed as a percentage of his base salary. As an inducement for our Named Executive Officers to relocate to the Cayman Islands and to join our company, we agreed to pay guaranteed and special one-time bonuses for 2006.

Mr. Goldberg’s employment agreement specifies a target bonus of 100% of base salary. Mr. Hedges’ employment agreement specifies a target bonus of 100% of base salary which was guaranteed for 2006. Mr. Hedges also received a signing bonus of $50,000 in January 2006. Mr. Courtis’ employment agreement specifies a target bonus of 50% of base salary with a guaranteed minimum bonus for 2006 of $83,333. Actual bonuses paid for 2006 were $600,000 to Mr. Goldberg, $520,000 to Mr. Hedges and $103,333 to Mr. Courtis. None of the Named Executive Officers has a guaranteed minimum bonus for 2007.

Our Compensation Committee approved a bonus program effective for 2007 in which our Named Executive Officers will participate. Under this bonus program, each employee’s target bonus consists of two components:

•	a quantitative component based on return on deployed equity; and

•	a discretionary component based on a qualitative assessment of each employee’s performance.

Compensation under our 2007 bonus program is based on the ultimate underwriting returns of our business measured over a multi-year period rather than premium targets or estimated underwriting profitability for the year in which we initially underwrote the business.

Each employee will be assigned a quantitative bonus participation percentage that may be adjusted annually and will be based on return on deployed equity compared to target return on deployed equity for all contracts bound by us during a particular year or underwriting year. The remaining portion of the target bonus will be determined based on a qualitative assessment of the employee’s performance in relation to certain pre-established performance goals.

An employee must be employed by us or one of our subsidiaries on the last day of the year in order to receive the discretionary component of his or her bonus for the year. All discretionary bonuses will be paid no later than March 15th of the following year.

The Compensation Committee has the discretion to reduce or increase any employee’s bonus award based on his or her individual performance.

Stock Incentive Plan Awards.    In 2004, we adopted a stock incentive plan. We have historically granted stock options to our employees including our Named Executive Officers, at employment inception that vest ratably over three years. Pursuant to the terms of his employment agreement, Mr. Goldberg also receives annual option grants. On October 5, 2006, our Board of Directors granted Mr. Goldberg an additional 10,000 options that were not contemplated by his employment agreement.

The Compensation Committee determined to grant these additional options to Mr. Goldberg after his 2006 option grant was delayed, and the fair market value of the Class A Ordinary Shares, and thus Mr. Goldberg’s exercise price, increased. The additional option award was thus intended to compensate Mr. Goldberg for the diminution in value of his 2006 option grant and to recognize and reward his extraordinary performance throughout the year.

The Compensation Committee has decided that over the long term, restricted stock will be the preferred form of equity compensation as it better aligns management with long-term shareholder value creation. The Compensation Committee has established the target value of restricted stock grants that each Named Executive Officer may receive. The actual value of restricted stock grants will depend upon each Named Executive Officer’s performance, as determined by the Compensation Committee and may be less than or greater than the target value. The restricted stock will be subject to three-year cliff vesting. Unvested restricted shares will be forfeited if a Named Executive Officer terminates employment for any reason.

Compensation Mix and Other Compensation

We compensate our Named Executive Officers in the following ways:

•	base salary including living expenses;

•	bonuses, a portion of which will be deferred beginning in 2007; and

•	stock incentive awards, including stock options and restricted stock.

In general, we seek to pay salaries and living expenses that are commensurate with the salaries and living expenses paid by other reinsurance companies to executives in similar positions. However, as we are the first global reinsurer in the Cayman Islands, no direct comparisons may be made. In addition, our Named Executive Officers receive bonus awards. Beginning in 2007, a significant part of each Named Executive Officer’s bonus will be deferred until the underwriting results of our reinsurance business are more fully developed. In addition, we anticipate granting awards of restricted stock subject to three-year cliff vesting in order to retain our Named Executive Officers and align their interests with those of our shareholders.  We expect long-term compensation or the deferred portion of our bonus program and stock incentive plan awards to represent the majority of each Named Executive Officer’s compensation.

Our Named Executive Officers are currently parties to employment agreements that will continue in effect following this offering. We do not contemplate amending those agreements. In addition, we intend to continue to maintain our current benefits and perquisites for our executive officers. However, the Compensation Committee may revise, amend or add to these benefit programs at its discretion.

Because we are not a U.S. taxpayer, our compensation program has not been designed to comply with Section 162(m) of the Code.

Ordinary Share Ownership Guidelines

We believe that broad-based share ownership by our employees, including our Named Executive Officers, is the most effective method to deliver superior shareholder returns by increasing the alignment between the interests of our employees and our shareholders. We do not, however, have a formal requirement for share ownership by any group of employees.

Change in Control and Severance

Upon termination of employment or a change in control, the Named Executive Officers may receive accelerated vesting of awards granted under our stock incentive plan and severance payments under their employment agreements.

Under our stock incentive plan, the Compensation Committee generally has the discretion to vest unvested awards upon a change in control as described in ‘‘—The Stock Incentive Plan’’. This discretion allows the Compensation Committee to determine at the time of the change in control whether, and the extent to which, additional vesting is warranted. In addition, Mr. Goldberg’s option agreement provides for accelerated vesting upon his termination of employment under certain circumstances, including in connection with a change in control. For more details on these termination provisions, see ‘‘Potential Payments upon Termination or Change in Control.’’

Upon termination of employment, our Named Executive Officers are eligible for severance payments which, depending upon the circumstances surrounding termination, may include:

•	a cash payment equal to one year’s annual salary and bonus;

•	a pro-rated target bonus for the year of termination; and

•	one year of continued health benefits.

The amount of our severance obligations is designed to be competitive with the amounts payable to executives in similar positions at similar companies. Severance payments are made monthly and are contingent upon the Named Executive Officer’s continued compliance with the restrictive covenants in his employment agreement. Mr. Goldberg’s agreement contains a special provision whereby he may terminate his employment and receive severance benefits in the event of a change in control. We agreed to this provision in consideration of the risk Mr. Goldberg took by joining us in our formation stages and our recognition of his willingness to take the risk and his confidence in both our overall strategy and the strength of our Board of Directors.

Summary Compensation Table

The following Summary Compensation Table summarizes the total compensation awarded to our Named Executive Officers in 2006.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(4)		Total ($)
Leonard Goldberg, CEO	2006	500,000	600,000		—	1,469,246	—	—	124,268	(5)	2,693,514
Barton Hedges, CUO	2006	450,000	570,000	(1)	—	898,264	—	—	76,268	(6)	1,994,532
Tim Courtis, CFO	2006	166,667	103,333		—	208,712	—	—	77,268	(7)	553,980

(1)	Includes a signing bonus of $50,000 which Mr. Hedges received in accordance with the terms of his employment agreement.
(2)	We did not grant any stock awards to our Named Executive Officers for performance related to 2006.
(3)	All stock options were granted under our stock incentive plan at fair value on the date of grant. We account for the stock incentive plan under SFAS No. 123R, ‘‘Share Based Payments.’’ The value reported above under Option Awards is the amount we expensed during 2006 for each Named Executive Officer’s stock option award.
(4)	The amounts shown in this column include the amounts we contributed to our defined contribution pension plan on behalf of each Named Executive Officer.
(5)	Includes a $120,000 housing allowance and $4,268 that we contributed to our defined contribution pension plan on behalf of Mr. Goldberg.
(6)	Includes a $72,000 housing allowance and $4,268 that we contributed to our defined contribution pension plan on behalf of Mr. Hedges.
(7)	Includes a $25,000 relocation allowance, a $48,000 living allowance and $4,268 that we contributed to our defined contribution pension plan on behalf of Mr. Courtis.

Grants of Plan Based Awards

The Compensation Committee, or our Board of Directors acting as the Compensation Committee, granted stock option awards under our stock incentive plan to our Named Executive Officers in 2006. We did not grant any restricted stock awards to any of our Named Executive Officers in 2006. Set forth below is information regarding stock option awards granted in 2006.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All other Stock Awards: Number of Shares of Stock or Units (#)	All other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($ / Sh)	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Approval Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Leonard Goldberg	Oct. 5, 2006	Oct. 5, 2006	—	—	—	—	—	—	—	110,000	13.48	761,200
Barton Hedges	Jan. 2, 2006	Dec. 28, 2005	—	—	—	—	—	—	—	250,000	11.63	1,462,500
Tim Courtis	May 1, 2006	March 22, 2006	—	—	—	—	—	—	—	75,000	12.72	504,000

Outstanding Equity Awards at Fiscal Year-End

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exerciseable	Number of Securities Underlying Unexercised Options (#) Unexerciseable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Leonard Goldberg	166,667	333,333	(1)	—	11.10	Aug. 15, 2015	—	—	—	—
Leonard Goldberg	—	110,000	(2,5)	—	13.48	Oct. 5, 2016	—	—	—	—
Barton Hedges	—	250,000	(3,5)	—	11.63	Jan. 2, 2016	—	—	—	—
Tim Courtis	—	75,000	(4,5)	—	12.72	May 1, 2016	—	—	—	—

(1)	166,667 of the Class A Ordinary Shares become exercisable on August 15, 2007 and the remaining 166,666 shares become exercisable on August 15, 2008.
(2)	Mr. Goldberg was granted an option to purchase 110,000 Class A Ordinary Shares, 100,000 of which were granted in accordance with the terms of his employment agreement and another 10,000 of which were granted at the discretion of the Compensation Committee. The option becomes exercisable with respect to 36,667 shares on October 5, 2007, another 36,667 shares on October 5, 2008 and the remaining 36,666 shares on October 5, 2009.
(3)	The option becomes exercisable with respect to 83,334 Class A Ordinary Shares on January 2, 2007, and with respect to an additional 83,333 shares on each of January 2, 2008 and January 2, 2009.
(4)	The option becomes exercisable with respect to 25,000 Class A Ordinary Shares on each of May 1, 2007, May 1, 2008 and May 1, 2009.
(5)	The options reported in this column have also been reported in the Summary Compensation Table under the ‘‘Option Awards’’ column.

Option Exercises and Stock Vested

No stock options were exercised and no stock awards vested during 2006.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	—		—	—
Equity compensation plans not approved by securityholders	1,537,668(1	)(2)	$11.31
Total	1,537,668		$11.31	135,332

(1)	Includes 400,000 options issued to First International.
(2)	Includes an aggregate of 1,137,668 options, warrants and rights issued pursuant to the stock incentive plan.

Pension Benefits

None of our Named Executive Officers participates in a qualified or non-qualified defined benefit pension plan sponsored by us. In accordance with the National Pensions Law (2000 Revision) of the Cayman Islands, all Cayman Islands-based employers are required to make a contribution to a pension plan for each person they employ. As of June 1, 2006, we adopted a defined contribution pension plan. The amounts contributed to this plan on behalf of the Named Executive Officers are set forth in the table below.

Nonqualified Deferred Compensation

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)(1)	Aggregate Earnings in Last Fiscal Year ($)(2)	Aggregate Withdrawals /Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)(2)
Leonard Goldberg	—	4,268	$112	—	4,380
Barton Hedges	—	4,268	125	—	4,393
Tim Courtis	—	4,268	94	—	4,362

(1)	The amounts provided in this column represent the amount of the contributions we made on behalf of each Named Executive Officer to our defined contribution pension plan. These amounts are also reported as compensation in the Summary Compensation Table under the ‘‘All Other Compensation’’ column.
(2)	Earnings are measured based on the Named Executive Officer’s individual investment selections. The aggregate earnings and aggregate balance data for each Named Executive Officer under the defined contribution pension plan is reported net of any pension plan expenses.

Employment Agreements

The following paragraphs summarize the employment agreements of our Named Executive Officers.

Chief Executive Officer

Leonard Goldberg.    We have entered into an employment agreement with Leonard Goldberg under which he serves as our Chief Executive Officer for a term beginning on August 15, 2005 and ending on August 15, 2008. Under the terms of his employment agreement, Mr. Goldberg is entitled to receive an annual salary of not less than $500,000, subject to increase as determined by our Board of Directors, and an annual performance-based bonus with a target equal to 100% of base salary which, in 2007 and subsequent years, will be under the bonus program described above. For 2006, Mr. Goldberg received a bonus of $600,000. Mr. Goldberg receives a Cayman Islands housing allowance of $10,000 per month and is entitled to participate in our employee benefit plans and insurance programs. Mr. Goldberg is also reimbursed for certain tax preparation expenses. Under the terms of his employment agreement, on August 15, 2005, Mr. Goldberg was granted an option to acquire 500,000 Class A Ordinary Shares. On October 5, 2006, Mr. Goldberg was granted an additional option to acquire 110,000 Class A Ordinary Shares, 100,000 of which were granted pursuant to the terms of his employment agreement and a further 10,000 of which were granted at the discretion of the Compensation Committee. Commencing in 2007, on each August 15 on which Mr. Goldberg is employed by us, he will be granted an additional option to acquire 50,000 Class A Ordinary Shares. All shares subject to an option must have an exercise price equal to the fair market value per share on the date of grant.

Mr. Goldberg is subject to a six-month post-termination non-competition restriction and a one-year post-termination non-solicitation restriction in addition to perpetual confidentiality and non-disparagement requirements. The non-competition restriction does not apply if Mr. Goldberg’s employment terminates at the end of its term under circumstances that do not entitle him to receive severance payments.

Executive Officers

Barton Hedges.    We have entered into an employment agreement effective January 10, 2006 with Barton Hedges under which he serves as our President and Chief Underwriting Officer. The employment agreement does not have a fixed term. Under the terms of his employment agreement, Mr. Hedges is entitled to receive an annual salary of not less than $450,000, subject to increase as determined by our Board of Directors, and an annual performance-based bonus with a target equal to 100% of base salary which, in 2007 and subsequent years, will be under the bonus program described above. For 2006, Mr. Hedges received a bonus of $520,000. Mr. Hedges receives a Cayman Islands housing allowance of $6,000 per month and is entitled to participate in our employee benefit plans and insurance programs. Mr. Hedges is also reimbursed for certain tax preparation expenses. Under the terms of his employment agreement, on January 2, 2006, Mr. Hedges received an option to acquire 250,000 Class A Ordinary Shares with an exercise price equal to the fair market value per share on the date of grant. In January 2006, Mr. Hedges received a signing bonus of $50,000.

Tim Courtis.    We have entered into an employment agreement effective May 1, 2006 with Tim Courtis under which he serves as our Chief Financial Officer. The employment agreement does not have a fixed term. Mr. Courtis receives an annual base salary of not less than $250,000, subject to increase as determined by our Board of Directors, and an annual performance-based bonus with a target equal to 50% of base salary which, in 2007 and subsequent years, will be under the bonus program described above. Effective March 1, 2007, Mr. Courtis’ annual base salary was increased to $300,000. For 2006, Mr. Courtis received a bonus of $103,333. Mr. Courtis receives a Cayman Islands housing allowance of $6,000 per month and is entitled to participate in our employee benefit plans and insurance programs. Upon commencement of his employment, Mr. Courtis received a relocation allowance of $25,000. Under the terms of his employment agreement, on May 1, 2006, Mr. Courtis received an option to acquire 75,000 Class A Ordinary Shares with an exercise price equal to the fair market value per share on the date of grant.

Mr. Hedges and Mr. Courtis are also subject to a six-month post-termination non-competition restriction and a one-year post-termination non-solicitation restriction in addition to perpetual confidentiality and non-disparagement requirements. The non-competition and non-solicitation restrictions in Mr. Hedges’ agreement are not applicable if there is a dissolution of Greenlight Reinsurance, Ltd.

The Stock Incentive Plan

General

On August 11, 2004, we adopted the Greenlight Capital Re, Ltd. 2004 stock incentive plan, which was amended and restated on August 15, 2005, February 14, 2007 and May 4, 2007, which we refer to as the stock incentive plan. The general purpose of the stock incentive plan is to enable us and our affiliates to retain the services of eligible employees, directors and consultants through the grant of stock options, stock bonuses and rights to acquire restricted stock (collectively referred to as the awards).

On January 8, 2007, our Board of Directors approved and recommended that our shareholders approve an amendment and restatement of the stock incentive plan to increase the number of shares reserved for issuance under the stock incentive plan from 1,273,000 Class A Ordinary Shares to 2,000,000 Class A Ordinary Shares. We held a shareholders’ meeting on February 14, 2007 and the proposed increase was approved. Subject to adjustment in accordance with the terms of the stock incentive plan, 2,000,000 Class A Ordinary Shares are available for the grant of awards under the stock incentive plan. The maximum number of Class A Ordinary Shares with respect to which options may be granted to any participant during any calendar year is 500,000 Class A Ordinary Shares. As of December 31, 2006, 1,137,668 options have been granted under the stock incentive plan.

Administration

The Compensation Committee administers the stock incentive plan and has broad discretion, subject to the terms of the stock incentive plan, to determine which eligible participants will be granted awards, prescribe the terms and conditions of awards, establish rules and regulations for the interpretation and administration of the stock incentive plan and adopt any modifications, procedures or sub-plans that may be necessary or desirable to comply with the laws of foreign countries in which we or our affiliates operate to assure the viability of awards granted under the stock incentive plan.

Options

Options are subject to such terms and conditions as the Compensation Committee deems appropriate. The Compensation Committee determines the per share exercise price of options which will not be less than 100% of the fair market value of the Class A Ordinary Shares on the date of grant. Options expire ten years from the date of grant and vest and become exercisable as determined by the Compensation Committee on the date of grant.

Unless otherwise provided in an individual option agreement and subject to the stock incentive plan’s adjustment provision, a change in control of the Company will not affect any options granted under the stock incentive plan. For purposes of the stock incentive plan, a change in control generally means any person or group becomes the beneficial owner of 51% or more of the Class A Ordinary Shares, or the Company consolidates or merges with or into any other person or group or the Company sells or otherwise disposes of all or substantially all of its assets and the assets of its subsidiaries.

Restricted Stock Awards

Restricted stock awards are subject to such terms and conditions as the Compensation Committee deems appropriate as set forth in individual award agreements. Participants may be entitled to vote the restricted stock while it is held in our custody. The Compensation Committee determines the purchase price, if any, of restricted Class A Ordinary Shares.

Stock Bonus Awards

Stock bonus awards are subject to such terms and conditions as the Compensation Committee deems appropriate. To the extent permitted so that the Class A Ordinary Shares awarded will be treated as fully paid, a stock bonus may be awarded in consideration for past services rendered.

Adjustments

The Compensation Committee will determine the appropriate adjustments to be made in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available with respect to an award upon the occurrence of certain events affecting our capitalization such as a dividend or other distribution, recapitalization, reclassification, stock split, reverse stock split, reorganization, merger, consolidation, spin-off or sale, transfer or disposition of all or substantially all of our assets or stock. For example, the Compensation Committee may adjust the number of Class A Ordinary Shares subject to outstanding awards and the exercise price of outstanding options.

Amendment/Termination

Our Board of Directors may amend the stock incentive plan at any time. Except as provided in the stock incentive plan, no amendment will be effective unless approved by our shareholders to the extent shareholder approval is necessary to satisfy any applicable law or any national securities exchange listing requirements and no amendment will be made that would adversely affect rights under an award previously granted under the stock incentive plan without the consent of the affected participants. The Compensation Committee may suspend or terminate the stock incentive plan at any time.

Unless sooner terminated, the stock incentive plan will terminate on August 10, 2014.

Withholding

We have the right to require any participant to pay to us any amount of taxes which we or one of our affiliates will be required to withhold with respect to any award.

Potential Payments Upon Termination or Change in Control

Employment Agreements

In the event that we terminate Mr. Goldberg’s employment without cause (as defined below), Mr. Goldberg terminates for good reason (as defined below) or his employment terminates at the end of the term of his employment agreement without an offer from us of continued employment on substantially similar terms, we will pay Mr. Goldberg a lump sum payment as soon as practicable following termination equal to accrued but unpaid base salary, bonus, and vacation pay; and a pro-rated portion of the target bonus that would have been paid for the year in which his employment terminated assuming targets had been achieved. In addition, we will pay him as severance in twelve monthly installments the sum of his annual base salary and target bonus provided that he does not breach the restrictive covenants in his employment agreement. These payments will be delayed for six months if the Board of Directors determines that Mr. Goldberg is a ‘‘specified employee’’ within the meaning of Section 409A of the Code.

If Mr. Goldberg’s employment terminates as a result of his death or permanent retirement from the reinsurance industry, Mr. Goldberg and/or his beneficiary, legal representatives or estate are entitled to accrued but unpaid base salary, bonus, and vacation pay; and a pro-rated portion of the target bonus that would have been paid for the year in which his employment terminated assuming targets had been achieved, as soon as practicable following termination. In addition, if Mr. Goldberg’s employment terminates as a result of his death, his spouse and dependents are entitled to receive health benefits for one year. We may terminate Mr. Goldberg’s employment agreement upon thirty days’ prior written notice if he becomes disabled. If Mr. Goldberg’s employment terminates because of disability (as defined below), in addition to the accrued but unpaid compensation discussed above and pro-rated bonus, Mr. Goldberg is entitled to receive base salary and continued health benefits for the lesser of one year or until Mr. Goldberg is eligible to receive long-term disability benefits under any long-term disability plan that we may establish. Continued base salary payments will be paid in accordance with our regular payroll schedule. If we are not able to provide Mr. Goldberg, his spouse, or dependents with continued participation in our health plan, we will pay Mr. Goldberg for the cost of such benefits which does not exceed the amount which we would have paid if they had been entitled to participate. The cost of such benefits will be paid in accordance with the procedures we establish.

We may require that Mr. Goldberg execute a release of claims against us as a condition for compensation or benefits payable upon any termination of employment.

In the event that we terminate Mr. Courtis’ or Mr. Hedges’ employment without cause (as defined below), or either Named Executive Officer terminates his employment for good reason, (as defined below), we will pay him accrued but unpaid base salary, bonus, and vacation pay; and a pro-rated portion of the target bonus that would have been paid for the year in which he was terminated assuming targets had been achieved, as soon as practicable following termination. In addition, we will pay him severance in twelve monthly installments equal to the sum of his annual base salary and target bonus assuming targets had been achieved, provided that he does not breach the restrictive covenants in his employment agreement. Because he would need to relocate upon his termination from the Company, Mr. Courtis is also entitled to receive an additional $25,000 lump sum payment at the same time he receives his first monthly severance payment. Payments will be delayed for six months if the Board of Directors determines that Mr. Courtis or Mr. Hedges is a ‘‘specified employee’’ within the meaning of Section 409A of the Code.

If either Mr. Courtis’ or Mr. Hedges’ employment terminates as a result of his death, his beneficiary, legal representatives or estate are entitled to accrued but unpaid base salary, bonus, and vacation pay; and a pro-rated portion of the target bonus that would have been paid for the year in which his employment terminated assuming targets had been achieved, as soon as practicable following termination. In addition, his spouse and dependents are entitled to receive health benefits for one year. We may terminate Mr. Courtis’ or Mr. Hedges’ employment agreement upon thirty days’ prior written notice if he becomes disabled. If Mr. Courtis’ or Mr. Hedges’ employment terminates because of disability, he is entitled to accrued but unpaid base salary, bonus, and vacation pay; a pro-rated portion of the target bonus that would have been paid for the year in which his employment was terminated assuming targets had been achieved, as soon as practicable following termination; and base salary and continued health benefits for the lesser of one year or until he is eligible to receive long-term disability benefits under any long-term disability plan that we may establish. Continued base salary payments will be paid in accordance with our regular payroll schedule. If we are not able to provide either Mr. Courtis or Mr. Hedges, their spouses, or dependents with continued participation in our health plan, we will pay for the cost of such benefits which does not exceed the amount which we would have paid if they have been entitled to participate. The cost of such benefits will be paid in accordance with the procedures we establish. If Mr. Hedges’ employment is terminated without cause in connection with a dissolution of Greenlight Reinsurance, Ltd. which occurs prior to January 10, 2009, he is entitled to receive accrued but unpaid base salary, bonus, and vacation pay; and a pro-rated portion of the target bonus that would have been paid for the year in which his employment terminated assuming targets had been achieved, as soon as practicable following termination. In addition, under such circumstances, Mr. Hedges will receive a lump sum cash payment on the same date severance would otherwise be payable equal to the greater of the sum of his annual base salary and target bonus for the year of termination or the aggregate sum of base salary which Mr. Hedges would have received from the date of termination through January 10, 2009.

We may require that Mr. Courtis or Mr. Hedges execute a release of claims against us as a condition for compensation or benefits payable upon any termination of employment.

For purposes of the employment agreements, cause generally means:

•	the Named Executive Officer’s drug or alcohol use which impairs his ability to perform his duties;

•	conviction by a court, or plea of ‘‘no contest’’ or guilty to a criminal offense;

•	engaging in fraud, embezzlement or any other illegal conduct with respect to us and/or any of our affiliates;

•	willful violation of the restrictive covenants set forth in his employment agreement;

•	willful failure or refusal to perform the duties under his employment agreement; or

•	breach of any material provision of his employment agreement or any of our or any of our affiliate’s policies related to conduct which is not cured, if curable, within ten days after written notice is given.

For purposes of the employment agreements, good reason generally means any of the following events which is not cured, if curable, within 30 days after the Named Executive Officer has given notice thereof:

•	any material and adverse change to the Named Executive Officer’s duties or authority which are inconsistent with his title and position;

•	a reduction of the Named Executive Officer’s base salary; or

•	a failure by us to comply with any other material provisions of the employment agreement.

In addition to the above provisions, the definition of ‘‘good reason’’ in Mr. Goldberg’s employment agreement also includes a diminution of his title or position; or a change in control (change in control has the same definition as in the stock incentive plan discussed above).

For purposes of the employment agreements, disability generally means if, as a result of incapacity due to physical or mental illness, the Named Executive Officer is substantially unable to perform his duties for an entire period of at least 90 consecutive days or 180 non-consecutive days within any 365-day period.

Stock Incentive Plan and Options Awarded Thereunder

Under the terms of the stock incentive plan, unless an option award provides otherwise, upon termination other than for cause, death or disability (as defined below), all unvested options terminate and the participant may exercise his or her vested options within the period ending upon the earlier of three months following termination or ten years from the date of grant of the option (i.e., the option’s expiration date). Unless an option award provides otherwise, upon termination for cause, all vested and unvested options will terminate. Unless an option award provides otherwise, upon termination for death or disability, all unvested options will terminate, and the vested portion of the option may be exercised for the period ending upon the earlier of twelve months following termination or the option’s expiration date.

Under the terms of the option grants which Mr. Goldberg received in 2005 and 2006, any unvested portion of each option award vests upon our termination of his employment without cause, (as defined in his employment agreement, see description above), or Mr. Goldberg’s termination of employment for good reason (as defined in his employment agreement, see description above), or when his employment period expires if we do not offer Mr. Goldberg continued employment on substantially similar terms, and the option will remain exercisable until the expiration date. Upon Mr. Goldberg’s termination for death or disability (as defined in his employment agreement, see description above), any unvested portion of the option will terminate and any vested portion of the option will remain exercisable until the expiration date. If we terminate Mr. Goldberg’s employment due to his permanent retirement from the reinsurance industry, any unvested portion of the option will terminate, and the vested portion will remain exercisable until the tenth anniversary of the date of grant, unless Mr. Goldberg becomes employed by an entity which competes with any aspect of our or our affiliate’s business, in which case, the option will immediately terminate. If we terminate Mr. Goldberg’s employment for cause, all vested and unvested portions of the option will terminate. If Mr. Goldberg’s employment terminates under any other circumstances, the unvested portion of the option will terminate and the vested portion will remain exercisable for ninety days, but no later than the expiration date.

Under the terms of the option grants awarded to Mr. Courtis and Mr. Hedges, upon termination of employment, the awards remain exercisable in accordance with the terms of the stock incentive plan, except that upon termination other than for cause, death, or disability each as defined below, all vested options remain exercisable for the period ending upon the earlier of ninety days or the expiration date.

Upon a change in control (as defined in the stock incentive plan, see description above), the Compensation Committee has the discretion to vest unvested awards. In the tables below, it is assumed that the Compensation Committee exercised this discretion.

For purposes of the stock incentive plan, ‘‘cause’’ generally means: if the participant is a party to an employment agreement or other agreement with us or an affiliate and such agreement provides for a definition of cause, the definition contained in the agreement, or, if no such agreement or definition exists, cause means a participant’s:

•	material breach of his employment or other agreement;

•	continued failure to satisfactorily perform assigned job responsibilities or to follow the reasonable instructions of his superiors, including, without limitation, the Board of Directors;

•	commission of a crime constituting a criminal offense or felony (or its equivalent) or other crime involving moral turpitude; or

•	material violation of any material law or regulation or any policy or code of conduct adopted by the Company or engaging in any other form of misconduct which, if it were made public, could reasonably be expected to adversely affect our or an affiliate’s business reputation or affairs.

For purposes of the stock incentive plan, ‘‘disability’’ generally means, if the participant is a party to an employment agreement or other agreement with us or an affiliate and the agreement provides for a definition of disability, the definition contained in the agreement, or, if no such agreement or definition exists, disability will mean the failure of the participant to perform his duties due to physical or mental incapacity as determined by the Compensation Committee.

Assuming Mr. Goldberg’s employment terminates under each of the circumstances described above on December 31, 2006, such payments and benefits have an estimated value of:

Event	Pro- Rated Bonus	Total Cash Severance		Value of Medical Continuation	Value of Accelerated Equity(3)
Termination without Cause, for Good Reason, or upon expiration of the Agreement without similar offer of employment	$500,000	$1,000,000	(1)	N/A	3,337,200
Death	$500,000	N/A		$9,891	N/A
Permanent Resignation from the Reinsurance Industry	$500,000	N/A		N/A	N/A
Disability	$500,000	$500,000	(2)	$9,891	N/A
Change in Control	N/A	N/A		N/A	3,337,200

(1)	Calculated as the sum of base salary ($500,000) and target bonus ($500,000).
(2)	Calculated as one times base salary.
(3)	Calculated as the spread value of the options subject to accelerated vesting if a termination or change in control occurred on December 31, 2006 but using the mid-point range in the offering.

Assuming Mr. Hedges’ employment terminates under each of the circumstances described above on December 31, 2006, such payments and benefits have an estimated value of:

Event	Pro- Rated Bonus	Total Cash Severance		Value of Medical Continuation	Value of Accelerated Equity(3)
Termination without Cause or for Good Reason	$450,000	$900,000	(1)	N/A	N/A
Death	$450,000	N/A		$7,381	N/A
Disability	$450,000	$450,000	(2)	$7,381	N/A
Change in Control	N/A	N/A		N/A	1,342,500
Termination without Cause in Connection with Dissolution of Greenlight Reinsurance, Ltd.	$450,000	$912,329	(4)	N/A	N/A

(1)	Calculated as the sum of base salary ($450,000) and target bonus ($450,000).
(2)	Calculated as one times base salary.
(3)	Calculated as the spread value of the options subject to accelerated vesting if a change in control occurred on December 31, 2006 but using the mid-point range in the offering.

(4)	Calculated as the aggregate base salary that would have been paid from January 1, 2007 through January 10, 2009.

Assuming Mr. Courtis’ employment terminates under each of the circumstances described above on December 31, 2006, such payments and benefits have an estimated value of:

Event	Pro- Rated Bonus	Total Cash Severance		Value of Medical Continuation	Value of Accelerated Equity(3)
Termination without Cause or for Good Reason	$83,904	$400,000	(1)	N/A	N/A
Death	$83,904	N/A		$9,891	N/A
Disability	$83,904	$250,000	(2)	$9,891	N/A
Change in Control	N/A	N/A		N/A	321,000

(1)	Calculated as the sum of base salary ($250,000) and target bonus ($125,000) plus an additional $25,000.
(2)	Calculated as one times base salary.
(3)	Calculated as the spread value of the options subject to accelerated vesting if a change in control occurred on December 31, 2006 but using the mid-point range in the offering.

Director Compensation

We currently have four independent directors that qualify for compensation. Under our Articles, our directors may receive such compensation for their services as may be determined by the Board of Directors. Neither Mr. Einhorn nor Mr. Goldberg is eligible for compensation as a member of the Board of Directors. Prior to this offering and until May 2007, we paid our directors, excluding Mr. Einhorn and Mr. Goldberg, an annual retainer of $10,000, a per meeting fee of $2,000, and a per committee meeting fee of $1,000. A Board member who attended a meeting telephonically received one-half of the scheduled fee. We reimburse directors for usual and customary expenses while on company business.

In addition to cash compensation, our directors have received or may receive an initial grant of restricted shares when they join the Board of Directors, and may receive additional equity grants at the discretion of the Board of Directors.

On February 15, 2007, the Compensation Committee determined that the annual retainer we pay to our directors, excluding Mr. Einhorn and Mr. Goldberg, should be increased from $10,000 to $50,000, effective May 2007, payable (at the election of the directors) quarterly in arrears in cash or restricted shares, which will vest at the earlier of the date of the one year anniversary of the grant and the next annual general meeting of shareholders. In addition, the Compensation Committee determined to cease the payment of per meeting fees. Each independent director will also be annually awarded 2,000 restricted shares, which will vest at the earlier of the date of the one year anniversary of the grant and the next annual general meeting of shareholders. The Compensation Committee also determined that, effective May 2007, the Chairman of the Audit Committee will receive an additional $20,000 in cash, payable quarterly in arrears.

Director Compensation Table

The following Director Compensation Table summarizes the compensation paid to our directors in 2006.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Alan Brooks	27,500	16,666	6,410	—	—	—	50,576
Ian Isaacs(3)	29,000	16,666	6,410	—	—	—	52,076
Frank Lackner	26,500	16,666	6,410	—	—	—	49,576
Joseph Platt	30,000	16,666	6,410	—	—	—	53,076

(1)	The aggregate number of stock awards held by each director on December 31, 2006 was 5,000. All awards were granted under our stock incentive plan. We account for the stock incentive plan under SFAS No. 123R, ‘‘Share-Based Payments.’’ The value reported above in the ‘‘Stock Awards’’ column is the amount we expensed during 2006 for each director’s stock award.
(2)	The aggregate number of option awards held by each director on December 31, 2006 was 2,000. All awards were granted under our stock incentive plan. The full grant date fair value of the options computed in accordance with FAS No. 123R is $12,340 per director listed in this table. We account for the stock incentive plan under SFAS No. 123R, ‘‘Share-Based Payments.’’ The value reported above in the ‘‘Option Awards’’ column is the amount we expensed during 2006 for each director’s option award.
(3)	Mr. Isaacs resigned from our Board of Directors on February 16, 2007 as his employer has a policy that prohibits employees from serving on boards of publicly-traded companies.

For 2007, our directors will receive a retainer of $50,000 payable quarterly in cash or restricted Class A Ordinary Shares at each director’s option, as well as 2,000 restricted Class A Ordinary Shares which will vest on March 15, 2008. The chairman of our Audit Committee will receive an additional retainer of $20,000 payable quarterly. Directors will not be entitled to individual meeting fees.

Directors’ Option Exercises and Stock Vested

On September 20, 2004, we granted restricted stock awards to four directors, Messrs. Platt, Lackner, Isaacs and Brooks, in respect of 5,000 Class A Ordinary Shares each under our stock incentive plan. The restricted stock awards vest one third on each of September 20, 2005, September 20, 2006 and September 20, 2007, subject to the director’s continued service. All of the shares subject to the restricted stock award will vest upon the director’s death or disability or upon a change in control (each as defined in the stock incentive plan, see description above). If the director’s service terminates for any other reason prior to the vesting dates, the unvested shares subject to the restricted stock award will be forfeited by the director and cancelled by us. The director will receive a payment equal to the aggregate par value of the shares if our shareholders approve such payment. Due to his resignation from our Board of Directors on February 16, 2007, Mr. Isaacs forfeited one– third of his restricted stock award.

On February 28, 2006, we granted options to four directors, Messrs. Platt, Lackner, Isaacs and Brooks, to acquire 2,000 Class A Ordinary Shares with a per share exercise price of $12.05. Each of the options vests and becomes exercisable with respect to 666 shares on each of February 28, 2007, February 28, 2008 and February 28, 2009, subject to the director’s continued service with us.

The following table summarizes the options exercised and the stock awards that vested during 2006.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Alan Brooks	—	—	1,666	21,158
Ian Isaacs(2)	—	—	1,666	21,158
Frank Lackner	—	—	1,666	21,158
Joseph Platt	—	—	1,666	21,158

(1)	The value realized on vesting represents the number of stock awards that vested multiplied by the adjusted book value of the shares on the month-end prior to the vesting date.
(2)	Mr. Isaacs resigned from our Board of Directors on February 16, 2007 as his employer has a policy that prohibits employees from serving on boards of publicly-traded companies.

PRINCIPAL SHAREHOLDERS

The following table shows information known to us with respect to the beneficial ownership of our Ordinary Shares as of May 1, 2007, and as adjusted to reflect the sale of Class A Ordinary Shares offered in the public offering under this prospectus and the concurrent private placement of Class B Ordinary Shares for:

•	each person or group who beneficially owns more than 5% of our Ordinary Shares;

•	each of our Named Executive Officers;

•	each of our directors and alternate directors; and

•	all of our directors and Named Executive Officers as a group.

Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all Ordinary Shares held by them. Class A Ordinary Shares subject to options and warrants currently exercisable or exercisable within 60 days of May 1, 2007, and not subject to repurchase as of that date, are deemed to be outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed to be outstanding for calculating the percentage of any other person. Applicable percentage ownership in the following table is based on 21,664,393 Ordinary Shares outstanding as of May 1, 2007. Unless otherwise indicated, the address of each of the named individuals is c/o 802 West Bay Road, The Grand Pavilion, P.O. Box 31110, Grand Cayman, KY1-1205, Cayman Islands.

			Beneficial ownership of principal shareholders after this offering and the concurrent private placement offering(1)
Name and address of beneficial owner	Beneficial ownership of principal shareholders prior to the offering and the concurrent private placement		Excluding Exercise of Underwriters’ Option		Including Exercise of Underwriters’ Option
	Number	%	Number of Shares	%	Number of Shares	%
David Einhorn(2)	3,623,370	16.73%	6,564,546	18.83%	6,564,546	18.04%
Keren Ohr Lanoar ‘‘B’’(3)	1,500,000	6.92%	1,500,000	4.30%	1,500,000	4.12%
Montpellier International LDC(4)	2,000,000	9.23%	2,000,000	5.74%	2,000,000	5.50%
Scoggin International Fund, Ltd.(5)	1,100,000	5.08%	1,100,000	3.16%	1,100,000	3.02%
Seneca Capital International Ltd.(6)	1,250,000	5.77%	1,250,000	3.59%	1,250,000	3.43%
United Congregation Mesorah(7)	1,500,000	6.92%	1,500,000	4.30%	1,500,000	4.12%
Tim Courtis(8)	94,065	*	94,065	*	94,065	*
Leonard Goldberg(9)	283,667	1.30%	283,667	*	283,667	*
Barton Hedges(10)	147,633	*	147,633	*	147,633	*
Alan Brooks(11)	61,667	*	61,667	*	61,667	*
Frank D. Lackner(12)	68,667	*	68,667	*	68,667	*
Joseph Platt(13)	75,667	*	75,667	*	75,667	*
Daniel Roitman(14)	145,670	*	145,670	*	145,670	*
Jerome Simon	—	*	—	*	—	*
All directors and Named Executive Officers as a group (9 persons)	4,500,406	20.77%	7,441,582	21.35%	7,441,582	20.45%

*	Represents less than 1% of the outstanding Ordinary Shares.
(1)	Assumes that none of the existing shareholders purchases shares in the directed share program or in the initial public offering.
(2)	Prior to this offering, David Einhorn owns 3,623,370 Class B Ordinary Shares. Generally, each Class B Ordinary Share is entitled to ten votes per share. However, Mr. Einhorn, together with his affiliates, is limited to voting the number of Class B Ordinary Shares equal to 9.5% of the total voting power of the total issued and outstanding Ordinary Shares. On April 20, 2007, David Einhorn transferred all of his 3,623,370 shares to the David M. Einhorn 2007 GRAT for which he retains beneficial ownership.
(3)	6 Belilus Street, Jerusalem 94704, Israel.
(4)	Montpellier International LDC, Q&H Corporate Services, Ltd. P.O. Box 1348GT, Grand Cayman, Cayman Islands.
(5)	109 Shirley Street, P.O. Box EE-17758, Nassau, Bahamas.
(6)	950 Third Avenue, 29th Floor, New York, NY 10022.
(7)	One State Street Plaza, 29th Floor, New York, NY 10004.
(8)	Includes 25,000 shares subject to options and 19,065 restricted shares subject to forfeiture held by Mr. Courtis.
(9)	Includes 166,667 shares subject to options and 37,000 restricted shares subject to forfeiture held by Mr. Goldberg. On April 18, 2007, Leonard Goldberg transferred 80,000 of his shares to the Leonard R. Goldberg 2007 GRAT for which he retains beneficial ownership.
(10)	Includes 83,333 shares subject to options and 33,500 restricted shares subject to forfeiture held by Mr. Hedges.
(11)	Includes 667 shares subject to options held by Mr. Brooks and 1,667 restricted shares subject to forfeiture.
(12)	Includes 20,667 shares subject to options held by Mr. Lackner, including 20,000 options transferred to him from First International, and 1,667 restricted shares subject to forfeiture.
(13)	Includes 667 shares subject to options held by Mr. Platt, 1,667 restricted shares subject to forfeiture and 70,000 shares held by a partnership of which Mr. Platt is the general partner.
(14)	On April 18, 2007, Mr. Roitman transferred 145,670 of his shares to the Daniel E. Roitman 2007 GRAT for which he retains beneficial ownership.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transaction Policy and Audit Committee Charter

We have established a related party transaction policy which provides procedures for the review of transactions in excess of $120,000 in any year between us and any covered person having a direct or indirect material interest with certain exceptions. Covered persons include any director, executive officer, director nominee, 5% securityholder or any of the foregoing immediate family members. Any such related party transactions shall require advance approval by a majority of our independent directors or a majority of the members of a committee constituted solely of our independent directors. In addition, our audit committee charter provides that the audit committee will review and approve all related-party transactions.

Advisory Agreement

We have entered into the advisory agreement with DME Advisors. Pursuant to the terms of the advisory agreement, DME Advisors has the exclusive right to manage our investments, subject to the investment guidelines adopted by our Board of Directors for so long as the agreement is in effect.

DME Advisors receives two forms of compensation:

•	a 1.5% annual fee, regardless of the performance of our investment account, payable monthly based on net assets value of our investment account, excluding assets used to collateralize Regulation 114 Trusts; and

•	performance compensation based on the appreciation in the value of our investment account equal to 20% of net profits calculated per annum, subject to a loss carryforward provision. The loss carryforward provision allows DME Advisors to earn a reduced incentive fee of 10% on profits in any year subsequent to the year in which our investment account managed by DME Advisors incurs a loss, until all the losses are recouped and an additional amount equal to 150% of the loss is earned.

The advisory agreement requires that DME Advisors follow our investment guidelines and act in a manner that it considers fair and equitable in allocating investment opportunities to us, but does not otherwise impose any specific obligations or requirements concerning the allocation of time, effort or investment opportunities to us or any restrictions on the nature or timing of investments for our account and for DME Advisors’ own account or other accounts which DME Advisors or its affiliates may manage. In addition, DME Advisors can outsource to subadvisors without our consent or approval. In the event that DME Advisors and any of its affiliates attempt to simultaneously invest in the same opportunity, the opportunity will be allocated pro rata as reasonably determined by DME Advisors and its affiliates. Affiliates of DME Advisors presently serve as general partner or investment advisor of the Greenlight Funds. Each of the Greenlight Funds utilizes an investment strategy that may compete with our investment strategy. David Einhorn is the chairman of our Board of Directors and holds more than 10% of our outstanding ordinary shares, although pursuant to our Articles his voting percentage will be reduced to 9.5% of the total outstanding vote. He is a controlling person of DME Advisors, our investment advisor, as well as a controlling person of each of the Greenlight Funds. Although Mr. Einhorn is an affiliate of ours, we are not directly affiliated with any of the Greenlight Funds.

The advisory agreement provides that DME Advisors and its principals, employees or agents are not liable to us or our shareholders for any acts or omissions in the performance of their services in the absence of:

•	willful misconduct, gross negligence, reckless disregard of any of its obligations under the advisory agreement. Additionally, the advisory agreement contains provisions for the indemnification of DME Advisors by us against certain liabilities to third parties arising in connection with the performance of its services to us;

•	breaches of our investment guidelines that are not cured within 15 days of the day on which DME Advisors became aware of the breach; or

•	the failure by DME Advisors to timely return or deliver assets to us if so requested.

We have agreed to use commercially reasonable efforts to cause all of our respective future subsidiaries to enter into substantially similar advisory agreements, provided that any such agreement shall be terminable on the same date that the advisory agreement is terminable. In addition, we have agreed that we will, at the written request of DME Advisors 90 days prior to any January 1 during the term of the advisory agreement, amend the advisory agreement so as to create a joint venture or partnership between us and DME Advisors so long as the creation of a joint venture or partnership does not, in the opinion of our legal counsel, create any material adverse tax, legal or regulatory consequences to us.

The advisory agreement term is January 1, 2007 through December 31, 2009 and will automatically renew for successive three-year terms unless we or DME notify the other party at least 90 days prior to the end of the three-year term of its desire to terminate. We may terminate the advisory agreement prior to the expiration of its term only ‘‘for cause,’’ which is defined as:

•	a material violation of applicable law relating to DME Advisors’ advisory business;

•	DME Advisors’ gross negligence, willful misconduct or reckless disregard of its obligations under the advisory agreement;

•	a material breach by DME Advisors of our investment guidelines that is not cured within a fifteen day period; or

•	a material breach by DME Advisors’ of its obligations to return and deliver assets as may request.

For the three months ended March 31, 2007 and the years ended December 31, 2006 and 2005, we paid $1.3 million, $4.1 million and $3.2 million, respectively in management fees and $0.0, $14.6 million and $7.0 million in performance fees to DME Advisors. Management fees paid to DME Advisors during 2006 and 2005 were calculated in the same manner in which the fees are to be calculated under the advisory agreement we amended and restated with effect as of January 1, 2007.

Service Agreement

In February 2007, we entered into a service agreement with DME Advisors, pursuant to which DME Advisors will provide investor relation services to us for compensation of $5,000 per month (plus expenses). The agreement has an initial term of one year, and will continue for sequential one year periods until terminated by us or DME Advisors. Either party may terminate the agreement for any reason with thirty (30) days prior written notice to the other party.

Consulting Agreement

In August 2002, prior to our formation, Greenlight Capital, Inc., an affiliate of GCI, entered into a consulting agreement with First International. First International received a cash payment of $75,000 for the preparation and delivery of a feasibility study relating to the formation, capitalization, licensing and operation of the Company. Additionally, First International received 10-year share purchase options to purchase 400,000 Class A Ordinary Shares, upon consummation of the initial private placement of our Ordinary Shares. First International assigned the share purchase options to its successor First International Capital Holdings Ltd. on June 30, 2003. The share purchase options were granted on September 20, 2004 at an exercise price of $10.00 per share. The share purchase options expire on August 11, 2014 and are not transferable unless approved by our Board. The share purchase options are subject to the Shareholders’ Agreement dated as of August 11, 2004 by and among the Company and each of the other signatories thereto. As of December 31, 2006, Frank Lackner, one of our directors, owns share purchase options on 20,000 Class A Ordinary Shares because he was an independent contractor to First International.

Promissory Note

Pursuant to a Securities Purchase Agreement dated August 11, 2004, between us and GCI, an entity managed and controlled by David Einhorn, we issued to GCI 5,050,000 Class B Ordinary Shares for an aggregate consideration of $50.5 million composed of $26.0 million in cash and a

$24.5 million aggregate principal amount promissory note. The promissory note provided that GCI pay interest to us annually at a rate of the 1-year London Interbank Offered Rate, or LIBOR, plus 3% per annum accrued daily. During the years ended December 31, 2006 and 2005, GCI repaid $16.2 million and $8.3 million of the principal amount of the promissory note, respectively. During the years ended December 31, 2006, 2005 and 2004, the interest on the promissory note equaled $1.0 million, $1.3 million and $0.5 million, respectively at a rate of approximately 8.5%, 7.3% and 5.3% for the corresponding years. The promissory note was fully repaid and cancelled on December 6, 2006.

Shareholders’ Agreement

Pursuant to our Shareholders’ Agreement, GCI had the right to unlimited demand registration rights once we are eligible to use Form S-3 (or similar short form registration forms). GCI assigned its demand registration rights under the Shareholders’ Agreement, with our consent, to David Einhorn on January 3, 2007.

Concurrent Private Placement Stock Purchase Agreement

In connection with our concurrent private placement, we entered into a stock purchase agreement on January 11, 2007 with David Einhorn, the Chairman of our Board of Directors. Under the terms of the stock purchase agreement, we agreed to sell $50 million of our Class B Ordinary Shares to Mr. Einhorn at a price per share equal to the per share price of the Class A Ordinary Shares that we are offering under this prospectus. Mr. Einhorn is obligated to complete the concurrent private placement unless this offering has not been consummated on or before September 30, 2007. At the completion of the concurrent private placement, Mr. Einhorn will own all of the Class B Ordinary Shares. See ‘‘Description of Capital Stock—Class B Ordinary Shares.’’

Mr. Einhorn will have registration rights for all of his Class B Ordinary Shares, as contemplated under the Shareholders’ Agreement, including the Class B Ordinary Shares that he will acquire in connection with the concurrent private placement. See ‘‘—Shareholders’ Agreement.’’

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital summarizes certain provisions of our Articles which will be in effect upon the closing of this offering, assuming we receive the requisite shareholder approval. This is a summary and does not contain all of the information that may be important to prospective investors.

Ordinary Shares

Our authorized share capital consists of:

•	125,000,000 Ordinary Shares, par value $0.10 per share, of which 34,855,569 (subject to adjustment) will be issued following the consummation of this offering and the concurrent private placement of Class B Ordinary Shares; and

•	50,000,000 Preferred Shares, par value $0.10 per share, none of which will be issued following the consummation of this offering.

Our Board of Directors may create classes and series of shares and may increase or decrease the number of shares of any class or series as they see fit. They also may, subject to the provisions of the Companies Law and the Law and to any rights attaching to the issued and outstanding shares, cancel, redeem or purchase any shares and shares of any class or series and further terminate any class or series of shares.

Our Ordinary Shares are divided into 100,000,000 Class A Ordinary Shares, 28,291,023 of which will be issued and outstanding following the consummation of this offering, and 25,000,000 Class B Ordinary Shares, 6,564,546 of which will be issued and outstanding after the consummation of the concurrent private placement of Class B Ordinary Shares. Except as set forth in ‘‘Class B Ordinary Shares’’ below, the holders of all Ordinary Shares are entitled:

(i)	to share equally share for share in dividends (whether payable in cash, property or our securities) as our Board of Directors may from time to time declare in accordance with the provisions of our Articles and the Companies Law;

(ii)	in the event of our winding-up or dissolution, whether voluntary or involuntary or for the purpose of an amalgamation, reorganization or otherwise or upon any distribution of share capital and surplus, to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities and the liquidation preference of any issued and outstanding Preferred Shares; and

(iii)	generally to enjoy all of the rights attaching to such shares.

Holders of Ordinary Shares have no pre-emptive, redemption, conversion or sinking fund rights.

Dividend Policy

Since inception, we have not paid any dividends and we expect we will not pay any dividends for the foreseeable future. Our ability to pay dividends depends on the ability of Greenlight Reinsurance, Ltd. to pay dividends to us. Greenlight Reinsurance, Ltd. is subject to the Cayman Islands regulatory constraints that affect its ability to pay dividends to us. Under the Law and related regulations, Greenlight Reinsurance, Ltd. must maintain a minimum net worth and may not declare or pay dividends that would result in non-compliance with such requirements. In addition, under the Companies Law, we or Greenlight Reinsurance, Ltd. may not pay or declare a dividend unless immediately following the date on which the dividend is proposed to be paid by us or Greenlight Reinsurance, Ltd., as the case may be, we are able to pay our debts as they fall due in the ordinary course of business. Finally, any future declaration and payment of dividends is discretionary and our Board of Directors may at any time modify or revoke our dividend policy on our Class A Ordinary Shares. Any determination to pay cash dividends will be dependent on any factors that our Board of Directors deems relevant, such as our results of operations and cash flows, our financial position and capital requirements, general business conditions, rating agency guidelines, legal, tax, regulatory and any contractual restrictions on the payment of dividends. Accordingly, we may not be able to declare or pay dividends on the Ordinary Shares.

Holders of Ordinary Shares are entitled to receive dividends when, as and if declared by the Board of Directors in accordance with the provisions of our Articles and the Companies Law. In the event of a liquidation, dissolution or winding-up of the company, the holders of Ordinary Shares are entitled to share equally and ratably in our assets, if any remain after the payment of all of our debts and liabilities and the liquidation preference of any outstanding Preferred Shares.

Voting – General

All matters placed on the agenda of any general meeting of our shareholders generally require the affirmative vote of a majority of the votes cast at a meeting at which a quorum is present. The removal of a Director for cause requires the affirmative vote of not less than fifty percent (50%) of the total voting power entitled to vote at a meeting at which a quorum is present, and certain material actions to be taken by us require the affirmative vote of sixty-six and two thirds percent (66 2/3%) of the votes cast at a meeting at which a quorum is present. The quorum required for a general meeting of shareholders is two or more persons present in person and representing in person or by proxy more than 50% of the issued and outstanding Ordinary Shares.

Class A Ordinary Shares

Generally, each Class A Ordinary Share is entitled to one vote per share. However, except upon unanimous consent of the Board of Directors, no holder shall be permitted to acquire an amount of shares which would cause any person to own (directly, indirectly or constructively under applicable United States tax attribution and constructive ownership rules) 9.9% or more of the total voting power of the total issued and outstanding Ordinary Shares. Due to the voting limitations on our Class B Ordinary Shares described below, immediately after the offering and the concurrent private placement, each Class A Ordinary Share will be effectively entitled to more than one vote per share subject to the 9.9% restriction in this paragraph.

Class B Ordinary Shares

Generally, each Class B Ordinary Share is entitled to ten votes per share. However, the total voting power of all Class B Ordinary Shares, as a class, shall not exceed 9.5% of the total voting power of the total issued and outstanding Ordinary Shares. The voting power of any Class A Ordinary Shares held by any holder of Class B Ordinary Shares (whether directly, or indirectly or constructively under applicable United States tax attribution and constructive ownership rules) shall be included for purposes of measuring the total voting power of the Class B Ordinary Shares.

In the event of a sale, transfer, exchange or other disposition, a transfer of any Class B Ordinary Shares by a holder thereof, other than a transfer to a permitted transferee, as defined in our Articles, the Class B Ordinary Shares shall be automatically converted into an equal number of Class A Ordinary Shares.

The one-for-one conversion ratio for the conversion of Class B Ordinary Shares into Class A Ordinary Shares will be equitably adjusted in the event of any recapitalization of the company by means of a share dividend on, or a share split or combination of, outstanding Class A Ordinary Shares or Class B Ordinary Shares, or in any amalgamation, or other reorganization of the company with another company.

We will reserve and keep available sufficient authorized but unissued Class A Ordinary Shares to effectuate the conversion of Class B Ordinary Shares into Class A Ordinary Shares. If any Class B Ordinary Shares are converted, the converted Class B Ordinary Shares will be cancelled.

Limitation on Share Ownership

Under our Articles, except upon unanimous consent by the Board of Directors:

•	no person shall be allowed to acquire Class A Ordinary Shares if such acquisition would cause any person to own (directly, indirectly or constructively under applicable United States tax attribution and constructive ownership rules) 9.9% or more of the issued and outstanding Ordinary Shares; and

•	no person shall be allowed to acquire Class A Ordinary Shares if such acquisition would cause such person to own directly 9.9% or more of the issued and outstanding Ordinary Shares.

Under our Articles, our Board of Directors may send a repurchase notice in the event that it determines in its absolute discretion that:

•	a transfer would violate the ownership limitations described above; or

•	a transfer would result in an increased risk of adverse tax, regulatory or legal consequences to us. In the event the Board of Directors determines an ownership limitation has been violated, we have the option, but not the obligation, to purchase all or any part of the shares, to the extent we determine it is necessary or advisable to avoid or cure any adverse or potentially adverse consequences.

Preferred Shares

Pursuant to our Articles and Cayman Islands law, the Board of Directors may establish one or more series of preferred shares having such number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences, powers and limitations as may be fixed by the Board of Directors without any further shareholder approval. Any preferred shares issued will include restrictions on voting and transfer intended to avoid having us constitute a ‘‘controlled foreign corporation’’ for United States federal income tax purposes. Such rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of us. The issuance of preferred shares could also adversely affect the voting power of the holders of the Ordinary Shares, deny shareholders the receipt of a premium on their Ordinary Shares in the event of a tender or other offer for the Ordinary Shares and have a depressive effect on the market price of the Ordinary Shares. We have no present plan to issue any preferred shares.

Corporate Governance

Our Articles provide for the corporate governance of the Company, including the establishment of share rights, modification of such rights, issuance of share certificates, the transfer of shares, alterations to capital, the calling and conduct of general and special meetings, proxies, the appointment and removal of directors, conduct and powers of directors, the payment of dividends and the winding-up of the Company.

Our Articles provide that the Board of Directors will be elected annually. Shareholders may remove a director for cause as defined in the Articles prior to the expiration of such director’s term at a meeting of shareholders at which a quorum is present and more than 50% of the total voting power entitled to vote is cast in favor of such action. A general meeting of shareholders may be convened by the Chairman or any two directors or any director and the secretary of the Board of Directors.

Certain provisions of our Articles may only be amended upon the affirmative vote of sixty-six and two thirds percent of the votes cast at a meeting of shareholders where a quorum is present. A copy of our Articles will be sent to any prospective investor that requests a copy.

Subject to the provisions of our Articles, the directors, secretary and officers shall be held harmless for any acts or omissions in the performance of their duties in the absence of willful negligence, willful default, fraud or dishonesty. Our Articles contain provisions for the indemnification of directors, officers and the secretary against liabilities to third parties arising in connection with the performance of their services by us, to the extent approved by a majority of the disinterested members of the Board of Directors. Expenses may be advanced to indemnified parties if approved by a majority of the disinterested directors.

Registration Rights

The holders of our Ordinary Shares prior to this offering have certain registration rights pursuant to the Shareholders’ Agreement, dated August 11, 2004. Following the consummation of the offering described in the prospectus, these holders of Ordinary Shares are entitled to ‘‘piggyback’’ registration rights on certain of our registrations, including a registration pursuant to the exercise of the demand rights described below.

Additionally, one hundred eighty days after the consummation of this offering, the holders of at least 50% of the Ordinary Shares, will have a one-time right to require us to register Ordinary Shares on Form S-1 (or other similar long form registration forms); provided that the aggregate offering proceeds from the registered Ordinary Shares is expected to exceed $30 million. David Einhorn, pursuant to an assignment, dated January 3, 2007, by GCI of its rights under the Shareholder’s Agreement, also has the right to unlimited demand registrations once we are eligible to use Form S-3 (or similar short form registration forms). We will not be required to effect more than two registrations pursuant to the demand rights in any 12 month period.

The registration rights described above can be modified on a pro rata basis if the managing underwriters for the registered offering believe modification is necessary due to market considerations. With the exception of David Einhorn, a shareholder will not be permitted to participate in any demand or piggyback registrations if such shareholder may freely trade its Ordinary Shares under the Securities Act and the rules promulgated thereunder. In general, persons who are not affiliates of an issuer may freely trade unregistered securities in the United States two years after the date such securities were initially acquired and paid for in full.

We are required to bear all expenses of all registration (exclusive of underwriting discounts and commissions, transfer taxes and fees and expenses of more than one counsel (and one local counsel, as reasonably required) for all selling shareholders).

Transfer Restrictions

Our Articles contain several provisions restricting the transferability of our Ordinary Shares. Our Articles provide that, if our Board of Directors determines in its sole and absolute discretion that:

•	any transfer of shares would violate the ownership limitations described above; or

•	the transfer would result in an increased risk of adverse tax, regulatory or legal consequences to us or any or our shareholders,

the transfer may not be registered on our share register and, if not registered, would be void and of no effect. Our Articles also provide that in the event that our Board of Directors determines that an ownership limitation has been violated as a result of any transfer, we shall have the option, but not the obligation, to purchase all or any part of the Ordinary Shares, to the extent we determine it is necessary or advisable to avoid or cure any adverse or potentially adverse consequences resulting from such transfer.

In connection with any transfer of Ordinary Shares, and in addition to the certification requirement described above, holders of Ordinary Shares will only be able to transfer their Ordinary Shares in compliance with the provisions of the Securities Act. Pursuant to the Shareholders’ Agreement, if a holder of Ordinary Shares desires to transfer its Ordinary Shares and they have not been registered under the Securities Act, the Company will be permitted to ask such holder to provide an opinion of counsel that the transfer may be effected without registration under the Securities Act. The transferee of such Ordinary Shares may be required to provide the Company with a representation letter that it is acquiring the Ordinary Shares for investment purposes only and not with a view to distribute the Ordinary Shares it purchases.

Differences in Corporate Law

The Companies Law, which applies to us, differs in certain material respects from laws generally applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant provisions of Companies Law (including modifications adopted pursuant to our Articles) applicable to us which differ in certain respects from provisions of Delaware corporate law. Because the following statements are summaries, they do not purport to deal with all aspects of Cayman Islands law that may be relevant to us and our shareholders.

Interested Party Transactions

No one will be disqualified from being elected Director or appointed an alternate Director because he has contracted with us. Likewise, none of our contracts will be deemed void because any

Director or alternate Director is an interested party in such transaction. We will not hold any interested party liable for monies owed to us under such contract or transaction. A Director (or his alternate Director in his absence) may participate in the vote in respect of the contract or transaction in which he is interested as long as he disclosed his interest before that matter is considered or voted upon.

A Director or alternate Director may vote on a contract or transaction where he has an interest as a shareholder, director, officer or employee provided he disclosed the interest.

Under Delaware law such a transaction would be voidable unless:

•	the material facts as to such interested director’s relationship or interests are disclosed or are known to the Board of Directors and the Board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors;

•	such material facts are disclosed or are known to the stockholder entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon; or

•	the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Mergers and Similar Arrangements

We may petition the Cayman Islands courts to allow us to enter into a scheme of arrangement whereby we amalgamate with another Cayman Islands company or with a body incorporated outside of the Cayman Islands if each class of shareholders representing 75% in value of each class of shareholder of the Company is present and voting at a general meeting of each class of shareholders’ vote in favor of the proposed scheme. Assuming that shareholder approval is obtained, we must request a court hearing sanctioning the scheme of arrangement. Any shareholder may attend and be heard at this hearing to argue that the scheme ought not to be sanctioned and the Cayman Islands court can take any matter into account when considering whether or not to sanction the scheme of arrangement. If the court sanctions such a scheme then it becomes binding on all the shareholders whether or not they voted for or voted against the scheme. If the scheme of arrangement receives sanction of the Cayman Islands court, the court order must be filed with the Cayman Islands Registrar of Companies in order to become effective. Thereafter, the provisions of the scheme of arrangement can be put into place.

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the Board of Directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair value of the shares held by such stockholder (as determined by a court) in lieu of the consideration such stockholder would otherwise receive in the transaction.

Shareholders’ Suits

Under Cayman Islands law the general principle is that a shareholder cannot bring an action in his own name against those in control of the company if the cause of action is vested in the company and relief is accordingly sought on behalf of the company.

The exceptions to this general principle are:

•	where the alleged wrong is illegal or ultra vires the company;

•	where the applicable transaction required, but did not receive, sanction by a special resolution or special majority of shareholders;

•	where what has been done amounts to a fraud on the minority shareholders and the wrongdoers are in control of the company as directors or majority shareholder (in this context, fraud has its wider equitable meaning); or

•	where the act complained of infringes a personal right of the shareholder seeking to bring the action. In any of these situations, the Grand Court may grant permission for the aggrieved shareholder(s) to bring a derivative action for the benefit of the company against the wrongdoers. The court may order the legal costs of commencing and progressing the action to be paid by the company.

Class actions are generally not available to shareholders under the laws of the Cayman Islands, although there is power under the Grand Court rules to make a representation order pursuant to which one person is appointed to represent other persons who have the same interest in the proceedings. The Grand Court rules also provide a regime for the recovery of costs by a successful party in litigation against an unsuccessful party. Although an order for costs is at the discretion of the court, a winning party will usually be entitled to recover a portion of attorneys’ fees for the litigation.

An alternative remedy available to shareholders under Cayman Islands law is to petition the Grand Court for an order that it is just and equitable to wind up the company. If a winding up order is made, the company will go into liquidation.

Indemnification of Directors

We may indemnify our Directors or officers in their capacity as such in respect of any loss arising or liability attaching to them by virtue of any rule of law in respect of any willful negligence, willful default, breach of duty or breach of trust of which a Director or officer may be guilty in relation to us other than in respect of his own fraud or dishonesty. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if:

•	such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; and

•	with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his or her conduct was unlawful.

We will indemnify each of our Directors, agent’s and officers out of our assets against any liability incurred by them as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by their own willful neglect or default. No such Director, agent or officer shall be liable to us for any loss or damage in carrying out his functions unless their liability arises through the willful neglect or default of such Director, agent or officer.

Inspection of Corporate Records

Members of the general public do not have the right to inspect our corporate or constitutive documents. A shareholder of a Cayman Islands company has the right to request the Company send him a copy of its memorandum and articles of association in force, on payment of a maximum sum of one Cayman Islands dollar for each copy. In addition, our Articles provide that our Board of Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations our accounts and books or any of them shall be open to the inspection of shareholders and no shareholder shall have any right of inspecting any of our accounts or books or documents except as conferred by statute, or authorized by our Board of Directors or by us in general meeting. Also, the Directors may from time to time cause to be prepared and to be laid before us in general meeting financial statements and such other reports and accounts as may be required by law. We are also required to keep a register of mortgages and charges, which is open to inspection by any creditor or shareholder at all reasonable times.

We are not required to, but may, maintain our share register in the Cayman Islands. We are required to keep at our registered office a register of our directors and officers, which is not open for inspection by members of the public. Our registered office is located at 802 West Bay Road, The Grand Pavilion, P.O. Box 31110 Grand Cayman, KY1-1205, Cayman Islands.

Delaware law permits any shareholder to inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A Ordinary Shares. Future sales of substantial amounts of our Class A Ordinary Shares in the public market could reduce prevailing market prices. Furthermore, since a substantial number of shares will be subject to contractual and legal restrictions on resale as described below, sales of substantial amounts of our Class A Ordinary Shares in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding an aggregate of 28,291,023 Class A Ordinary Shares, assuming no exercise of the underwriters’ option to purchase additional Class A Ordinary Shares and no exercise of outstanding options and Class B Ordinary Shares, assuming the consummation of the concurrent private placement to David Einhorn. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by affiliates. The remaining 18,041,023 Class A Ordinary Shares held by existing shareholders are restricted securities. No shareholder other than David Einhorn and certain permitted transferees may hold Class B Ordinary Shares following this offering. Restricted securities may be sold in the public market only if registered or if the transaction qualifies for an exemption from registration described below under Rules 144, 144(k) or 701 promulgated under the Securities Act.

As a result of the contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, the restricted shares will be available for sale in the public market as follows:

•	shares will be eligible for sale upon completion of this offering;

•	shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus; and

•	shares will be eligible for sale upon the exercise of vested options 180 days after the date of this prospectus.

Lock-Up Agreements

We, all of our directors and executive officers, and shareholders holding an aggregate of approximately 94% of our currently outstanding Class A Ordinary Shares (and approximately 95% of our currently outstanding Ordinary Shares) have agreed that, subject to certain exceptions, without the prior written consent of each of Lehman Brothers Inc. and UBS Securities LLC, we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by an person at any time in the future of) any Ordinary Shares (including, without limitation, ordinary shares that may be deemed to beneficially owned by us or them in accordance with the rules and regulations of the SEC and Ordinary Shares that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for Class A Ordinary Shares, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A Ordinary Shares, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Class A Ordinary Shares or securities convertible, exercisable or exchangeable into Class A Ordinary Shares or any of our other securities or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	During the last 17 days of the 180-day restricted period we issue any earnings release or material news or a material event relating to us occurs; or

•	Prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 180-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by Lehman Brothers Inc. and UBS Securities LLC.

Lehman Brothers Inc. and UBS Securities LLC, in their sole discretion, may release the Ordinary Shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release Class A Ordinary Shares and other securities from lock-up agreements, Lehman Brothers Inc. and UBS Securities LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of Class A Ordinary Shares and other securities for which the release is being requested and market conditions at the time.

Any participants in the Directed Share Program will be subject to an 180-day lock-up with respect to any Ordinary Shares sold to them pursuant to the program. This lock-up will have similar terms and conditions as described above. Any Ordinary Shares sold in the Directed Share Program to our directors or officers shall be subject to the lock-up agreement described above.

Rule 144

In general, under Rule 144 as currently in effect, after the expiration of any applicable lock-up agreement, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of ordinary shares then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares on Nasdaq Global Select Market during the four calendar weeks preceding the sale, so long as requirements concerning availability of public information, manner of sale and notice of sale are satisfied.

Sales under Rule 144 are also subject to requirements with respect to the manner of sale, notice and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Rule 701 of the Securities Act, as currently in effect, permits any of our employees, officers, directors or consultants who purchased or received shares from us pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Subject to any applicable lock-up agreements, Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period requirement of Rule 144 and that non-affiliates may sell such shares in reliance on Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

Registration Rights

Upon completion of this offering and the concurrent private placement, the holders of an aggregate of 21,664,393 Ordinary Shares, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Holders of at least 50% of the Ordinary Shares outstanding prior to this offering can request to have their shares registered at any time 180 days after the consummation of this offering. Upon receipt of such a request for a demand registration, we must file a registration statement for these securities within the later of 90 days of the date of delivery to us of the demand request and 180 days after the effectiveness of registration statement as defined in the Shareholders’ Agreement. After consummation of this offering, if we propose to file any registration statement under the Securities Act for the purposes of a public offering of our securities (except for on Forms S-4 or S-8), we must give prompt written notice to our initial shareholders of our intent to effect such a registration and shall include those who respond within 30 days. Registration of these shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act immediately upon the effectiveness of such registration. Pursuant to our Shareholders’ Agreement, GCI had the right to unlimited demand registration rights once we are eligible to use Form S-3 (or similar short form registration forms). GCI assigned its demand registration rights under the Shareholders’ Agreement, with our consent, to David Einhorn on January 3, 2007.

Transfer Agent and Registrar

The Bank of New York will serve as transfer agent and registrar for our Class A Ordinary Shares. Its principal executive office is located at 101 Barclay Street (11E), New York, NY 10286.

CERTAIN CAYMAN ISLANDS TAX CONSIDERATIONS

The following discussion summarizes Cayman Islands income tax considerations currently in effect that are relevant to us and Cayman Islands income tax consequences of buying, holding or selling our Class A Ordinary Shares. Except for matters where it is explicity stated that we will not receive an opinion of counsel, the statements as to Cayman Islands tax law set forth below are the opinion of Turner & Roulstone, our Cayman Islands counsel, as to such tax laws (subject to the qualifications, assumptions and factual determinations set forth in such statements). The following discussion is not intended to be tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law. Prior to making an investment in our Class A Ordinary Shares, we advise you to consult with your own professional advisors on the possible tax consequences of buying, holding or selling our Class A Ordinary Shares under the laws of your country of citizenship, residence or domicile.

Cayman Islands Taxation of Greenlight Re

Under current Cayman Islands law, there is no Cayman Islands income tax, withholding tax, capital gains tax or capital transfer tax payable by us on our income. The Cayman Islands currently impose stamp duties on certain categories of documents; however, we do not anticipate that our operations will involve the payment of any material amount of stamp duties. The Cayman Islands currently impose an annual corporate fee upon all exempted companies. Our current annual corporate fee rate is approximately $10,000.

Cayman Islands Taxation of Shareholders

Under current Cayman Islands laws, payments of dividends on our Ordinary Shares will not be subject to taxation in the Cayman Islands. In addition, no withholding tax is required on the payment of dividends, nor are gains derived from the sale of Ordinary Shares subject to Cayman Islands income or corporation tax. The Cayman Islands currently has no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. No stamp duty is payable with respect to the issue or transfer of our Ordinary Shares.

Tax Undertaking

We have an undertaking from the Governor-in-Cabinet of the Cayman Islands, pursuant to the provisions of the Tax Concessions Law, as amended, that, in the event that the Cayman Islands enacts any legislation that imposes tax on profits, income, gains or appreciations, or any tax in the nature of estate duty or inheritance tax, such tax will not be applicable to us or our operations, or to our Ordinary Shares or obligations, for a period of 20 years from February 1, 2005.

We do not consider ourselves to be engaged in a trade or business in any other jurisdiction other than the Cayman Islands and, accordingly, do not expect to be subject to net income taxes of any other jurisdiction other than the Cayman Islands. If we are deemed to be engaged in trade or business in any jurisdiction, we could be subject to taxes in that jurisdiction.

CERTAIN UNITED STATES TAX CONSIDERATIONS

The following discussion summarizes the material United States federal income tax considerations that are relevant to us and the material United States federal income tax consequences of buying, holding and selling our Class A Ordinary Shares. Except for matters where it is explicitly stated that we will not receive an opinion of counsel, the statements as to United States federal income tax law set forth below are the opinion of Akin Gump Strauss Hauer & Feld LLP, our United States counsel, as to such tax laws (subject to the qualifications, assumptions and factual determinations set forth in such statements). Unless otherwise expressly provided herein, the tax consequences under United States state and local tax laws and foreign tax laws are not addressed. This summary is not a complete analysis of all of the tax considerations that may be relevant to you or your decision to acquire Class A Ordinary Shares.

Unless otherwise expressly stated herein, this summary only discusses United States federal income tax considerations relevant to United States persons who own our Class A Ordinary Shares as ‘‘capital assets’’ within the meaning of Section 1221 of the Internal Revenue Code, which we refer to as the Code. Unless otherwise noted, this summary does not address aspects of United States federal income taxation that may be relevant to a shareholder that is subject to special rules such as:

•	an investor that is not a citizen or resident of the United States;

•	a financial institution or insurance company;

•	a mutual fund;

•	a tax-exempt organization;

•	a broker or dealer in securities or foreign currencies;

•	traders in securities that elect to apply a mark to market method of tax accounting;

•	a shareholder that holds our Class A Ordinary Shares as part of a hedge, appreciated financial position, straddle, conversion or other risk reduction transaction; or

•	United States persons who own 9.9% or more of the total combined voting power of all classes of our share capital (whether directly, indirectly or constructively under applicable United States tax attribution and constructive ownership rules).

In this summary, we refer to a United States person. We use this term to mean an investor who beneficially owns our Class A Ordinary Shares and who is:

•	an individual citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for United States federal income tax purposes that was created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

•	an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or

•	any trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our Class A Ordinary Shares, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership, you should consult your own tax advisor regarding the particular consequences to you of owning our Class A Ordinary Shares.

This summary is based on the Code, applicable Treasury regulations promulgated under the Code, or Regulations, court decisions and administrative interpretations currently in effect. Court decisions and administrative interpretations are not necessarily binding on the IRS. We note that the Code, Regulations, administrative interpretations and court decisions are subject to change, possibly with retroactive effect. Future legislative, judicial or administrative changes could affect the information, beliefs and conclusions in this summary.

This discussion is not intended to be tax advice. Prior to making an investment in our Class A Ordinary Shares, we advise you to consult with your own tax advisors in order to understand fully the United States federal, state, local and foreign tax consequences of buying, holding or selling our Class A Ordinary Shares in your particular situation.

United States Federal Income Taxation of Greenlight Re and Greenlight Reinsurance, Ltd.

We do not believe we currently operate or will operate in the future in a manner that constitutes being engaged in the conduct of a trade or business in the United States. Because we believe we do not operate in a manner that constitutes being engaged in the conduct of a trade or business in the United States, we do not expect to be subject to United States federal income tax, except as described below.

However, we cannot assure you that the IRS will not successfully assert that we are engaged in a trade or business in the United States because (i) the determination as to whether we are engaged in a United States trade or business is factual in nature and must be made annually, (ii) neither the Code nor the applicable Regulations provide a general definition of what constitutes being engaged in a trade or business within the United States, and (iii) the limited case law regarding what constitutes being engaged in a United States trade or business does not provide definitive guidance. The case law that exists generally provides that a foreign corporation will be treated as engaged in a United States trade or business if it regularly and continuously carries out business activities in the United States.

If we were deemed to be engaged in a trade or business in the United States, we generally would become subject to United States federal income tax on any taxable income treated as ‘‘effectively connected’’ to such trade or business and such income would be taxed at regular corporate rates. In addition, we would become subject to United States branch profits tax on our earnings and profits that are both ‘‘effectively connected’’ with our trade or business in the United States, with certain adjustments, and deemed repatriated out of the United States. The highest marginal United States federal income tax rates currently are 35% for a corporation’s effectively connected income and 30% for the ‘‘branch profits’’ tax. Our United States federal income tax liability would generally be computed in the same manner that applies to the income of a United States corporation, except that deductions and credits would generally only be available if we filed a United States income tax return.

If we were deemed to be engaged in a trade or business in the United States, we may be subject to penalties if we failed to file tax returns. We have timely filed, and intend to continue to timely file, protective United States tax returns in an attempt to mitigate this risk and to preserve our ability to claim tax deductions and credits in the event we are subsequently determined to be subject to United States federal income tax.

Even if we are not engaged in a trade or business in the United States, we are subject to United States federal income tax on certain fixed or determinable annual or periodical gains, profits and income, such as dividends and certain interest on investments, if any, from sources within the United States. Generally, this tax is imposed by withholding 30% of the payments, or deemed payments, to us that are subject to this tax, and is eliminated with respect to certain types of United States source income, such as interest on certain debt instruments. If we are treated as engaged in the conduct of a trade or business in the United States, the 30% withholding tax only applies to payments to us that are not effectively connected with such trade or business.

The United States also imposes an excise tax on insurance and reinsurance premiums paid to us with respect to insureds located in the United States at a rate of (i) 4% for direct casualty insurance and indemnity bond premiums and (ii) 1% for reinsurance premiums and for direct insurance premiums for life, sickness and accident policies and annuity contracts.

United States Federal Taxation of Holders

Taxation of Dividends

Subject to the discussion below regarding passive foreign investment companies, controlled foreign corporations and related person insurance income, cash distributions paid with respect to our Class A Ordinary Shares will constitute ordinary dividend income to you to the extent paid out of our current or accumulated earnings and profits, and you generally will be subject to United States federal income tax upon your receipt of such dividends. If you are not a corporation or an entity treated as a corporation under United States federal income tax law, dividends paid to you in taxable years beginning on or before December 31, 2010 generally will be taxable to you at a maximum rate of 15% if:

•	the dividends constitute ‘‘qualified dividend income;’’ and

•	you hold our Class A Ordinary Shares for more than 60 days out of the 121-day period that begins 60 days before the ex-dividend date and meet other holding period requirements.

Any dividends paid on our Class A Ordinary Shares generally will be ‘‘qualified dividend income,’’ provided that our Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under current United States Treasury guidance, our Class A Ordinary Shares would be so treated if they are listed on the Nasdaq Global Select Market. However, recently proposed legislation, if enacted, would cause dividends from certain foreign corporations like Greenlight Re to not be treated as qualified dividend income, in which case the dividends would be taxed at ordinary income rates. Dividends paid on our Class A Ordinary Shares generally will not be eligible for the dividends received deduction.

To the extent we make distributions on our Class A Ordinary Shares that exceed our current and accumulated earnings and profits, you will be treated as having received a return of your tax basis in our Class A Ordinary Shares, and any amount we distribute in excess of your tax basis generally will be treated as gain from the sale of a capital asset.

We advise you to consult with your tax advisor regarding the taxation of any dividends on our Class A Ordinary Shares.

Passive Foreign Investment Companies

In general, a foreign corporation is deemed to be passive foreign investment company, or PFIC, if:

•	75% or more of its gross income constitutes ‘‘passive income’’; or

•	50% or more of its assets produce, or are held for the production of, ‘‘passive income.’’

In determining whether Greenlight Re and/or Greenlight Reinsurance, Ltd. is a PFIC, each of Greenlight Re and Greenlight Reinsurance, Ltd. is treated as if it directly owned its proportionate share of the assets and received its proportionate share of the income of any other corporation of which it is a 25% or greater shareholder (by value). Under this look-through rule, Greenlight Re is deemed to own its proportionate share of the assets and to have received its proportionate share of the income of Greenlight Reinsurance, Ltd. As long as Greenlight Re does not hold assets other than the shares of Greenlight Reinsurance, Ltd., Greenlight Re is not considered a PFIC if Greenlight Reinsurance, Ltd. is not considered a PFIC.

For purposes of the PFIC tests, ‘‘passive income’’ generally includes interest, dividends, annuities and other investment income. The PFIC rules contain an express exception for income that is derived in the active conduct of an insurance business by a corporation predominantly engaged in an insurance business, which we refer to as the Insurance Company Exception.

The Insurance Company Exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income. However, there is very little authority as to what constitutes the active conduct of an insurance business or being predominantly engaged in such business. In particular, there is uncertainty as to what constitutes the appropriate levels of financial reserves and risk transfer with respect to an insurance contract. Therefore, our income could be considered passive income derived outside of the active conduct of our insurance business if it is earned from:

•	investments that are attributable to financial reserves in excess of the reasonable needs of our insurance business; or

•	non-traditional insurance activities that do not contain sufficient risk transfer.

We believe that our current financial reserves are and will be consistent with industry standards and are not and will not be in excess of the reasonable needs of our insurance business. We also believe that we are and will be engaged in insurance activities that involve sufficient transfer of risk. For these reasons, we do not expect to be treated as having passive income or holding assets for the production of passive income. However, because there is no definitive authority on how the Insurance Company Exception should be interpreted, we cannot assure you that the IRS will not disagree with our interpretation of the Insurance Company Exception and successfully challenge our position that we qualify for the exception in 2007 or any later years. Moreover, our expectation with respect to 2007 is based on the amount of risk that we expect to underwrite during the remainder of the year. If we are unable to underwrite sufficient amount of risk for 2007 or thereafter, we may be a PFIC. In addition, the IRS may issue regulatory or other guidance that applies on either a prospective or retroactive basis under which we may fail to qualify for the Insurance Company Exception. The IRS announced in Notice 2003-34 that it intends to scrutinize the activities of purported insurance companies organized outside the United States, including insurance companies that invest a significant portion of their assets in alternative investment strategies, and will apply the PFIC rules where it determines a foreign corporation is not an insurance company for United States federal income tax purposes. You should consult your own tax advisor to assess your tolerance of this risk.

If we are PFICs, you may be able to mitigate certain of the negative tax consequences if you are able to make:

•	a timely qualified electing fund election with respect to our Class A Ordinary Shares, which we refer to as a QEF election;

•	a protective QEF election with respect to our Class A Ordinary Shares; or

•	a mark to market election with respect to the first taxable year in which we are considered PFICs during your holding period in our Class A Ordinary Shares.

As described below, the availability of these elections is uncertain as a matter of law and in certain cases requires that we provide certain information to our shareholders. We will notify you if we conclude in any year that we are likely to be treated as PFICs. In addition, we intend to provide you each year with the information required for you to make a QEF election or protective QEF election. However, because this information is complex and may not be readily available, we cannot assure you that we will be able to provide information necessary for you to make a QEF election with respect to certain lower-tier PFICs, which generally would be our direct and indirect subsidiaries that are also PFICs.

Timely QEF Election

If we are PFICs and you do not make a QEF election, you generally will be subject to a special tax and an interest charge at the time you:

•	sell our Class A Ordinary Shares; or

•	receive an ‘‘excess distribution’’ with respect to our Class A Ordinary Shares. You will be treated as if you received an ‘‘excess distribution’’ if the amount of the distributions that you receive are more than 125% of the average distributions with respect our Class A Ordinary Shares during the three preceding taxable years (or the period in which you held our Class A Ordinary Shares if shorter).

In addition, a portion of any gain you recognize upon sale of our Class A Ordinary Shares may be recharacterized as ordinary income. Further, any dividends you receive from us if we are PFICs will not constitute qualified dividend income and will not be eligible for the reduced 15% rate of tax. If you own our Class A Ordinary Shares during any taxable year in which we are PFICs, your Class A Ordinary Shares will generally be treated as stock in a PFIC for all subsequent years. In addition, if you hold our Class A Ordinary Shares during any period we are PFICs, you will be treated as owning a proportionate amount of any stock we own. Therefore, if we are PFICs, you would also be subject to the PFIC rules on a separate basis with respect to your indirect interests in any lower-tier PFICs we own.

Although we may conclude in any year that we reasonably believe that we are not PFICs, the application of the PFIC rules to us may be uncertain as discussed above, due to the lack of definitive authority on the application of the Insurance Company Exception. The IRS might ultimately conclude that we and our subsidiaries are PFICs in any such tax year, and if this conclusion is upheld it would create significant adverse tax consequences for you.

If we are PFICs and you make a QEF election, you will be currently taxable on your pro rata share of our ordinary earnings and net capital gain regardless of whether or not we make any distributions. Your basis in our Class A Ordinary Shares will be increased to reflect such taxed but undistributed income and any subsequent distributions of previously taxed income will reduce your basis and will not be taxed again as a distribution to you.

In general, you must annually file a separate Form 8621 for each PFIC in which you are a direct or indirect owner during the year with your United States federal income tax return. If you wish to make a QEF election, you must make such election on a timely filed Form 8621 for the first taxable year to which the election is to be effective. In certain circumstances, you may be able to make a retroactive QEF election at a later date. Unless you own, directly, indirectly or through attribution, less than 2% of the vote and value of each class of our shares for any taxable year, which we refer to as a 2% United States shareholder, a retroactive QEF election may not be available to you if you have not previously preserved your right to make a retroactive QEF election.

Protective QEF Election

You may preserve your right to make a retroactive QEF election by filing a protective statement signed under penalty of perjury with the IRS for the first taxable year in which you acquire our Class A Ordinary Shares and you reasonably believe that we are not PFICs for the taxable year. The protective statement must generally contain statements describing:

•	your basis (including application of the 75% income and 50% asset tests and other factors) for your reasonable belief that we were not PFICs for our taxable year ending with or within your first taxable year to which the protective statement applies;

•	your agreement extending the periods of limitations on the assessment of your PFIC related taxes for all taxable years to which the protective statement applies;

•	your name, address and certain identifying information with respect to you and us; and

•	information and representations regarding the highest percentage of shares of each class of our stock that you held directly or indirectly during your first taxable year to which the protective statement applies.

In general, filing the protective statement with respect to a taxable year by itself does not obligate you to include your pro rata share of our earnings into income for such taxable year if we are not PFICs for such taxable year. The filing simply preserves your ability to make a retroactive QEF election with respect to such taxable year and may protect you from some of the more severe penalties under the PFIC rules. If you make a valid retroactive QEF election with respect to our shares and we are treated as PFICs, you will be taxed on your cumulative annual pro rata share of our ordinary earnings and net capital gains (regardless of whether any distributions were received) as if you made such elections on a timely basis ( i.e., on a non-retroactive basis), plus an interest charge to eliminate the tax deferral arising from the retroactive election.

In general, if you are a 2% United States shareholder, you are not always required to file a protective statement in order to preserve your ability to make a retroactive QEF election with respect to such taxable year. If you are a 2% United States shareholder, you generally may make a retroactive QEF election with respect to Class A Ordinary Shares in a taxable year if we have indicated in a public document that, with respect to that taxable year:

•	we reasonably believe that we should not be PFICs; or

•	in certain circumstances, we are unable to conclude whether we are PFICs, but reasonably believe that, more likely than not, we ultimately will not be PFICs.

In light of the uncertainty and lack of guidance regarding the application of the PFIC rules to companies engaged in an insurance business, you may wish to consider filing a protective statement with respect to us for the first taxable year in which you hold our Class A Ordinary Shares in order to preserve your ability to make a retroactive QEF election, if otherwise eligible to make the such election. You are advised to consult with your own tax advisor regarding the mechanics and effects of filing a protective statement with respect to your ownership of our Class A Ordinary Shares and making a retroactive QEF election in the event it is subsequently determined that we are deemed to be PFICs in any particular year.

Mark to Market Election

If our Class A Ordinary Shares are treated as ‘‘marketable stock,’’ you may make a mark to market election. If you do so, you will not be subject to the PFIC rules described above. Instead, you will include as ordinary income or loss the difference between the fair market value of our Class A Ordinary Shares at the end of the taxable year and your adjusted basis. However, ordinary losses are limited by the net amount you previously included in income as a result of the mark to market election. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts.

The mark to market election is only available if our Class A Ordinary Shares are regularly traded on certain United States securities exchanges, including the Nasdaq Global Select Market, or other exchanges designated by the United States Treasury. Our Class A Ordinary Shares will be treated as regularly traded for a calendar year if they are traded for at least 15 days during each calendar year quarter. Because our Class A Ordinary Shares were not traded on the Nasdaq Global Select Market in the first quarter of 2007, and there is no authority directly on point regarding whether a company whose shares are not traded during one calendar quarter qualifies for a market to market election, it is unclear whether such election is available in 2007.

In addition, the benefit of a mark to market election may not be available at all. This is because there is no definitive guidance regarding whether the mark to market election is available to a publicly-traded holding company, which Greenlight Re will be when the offering is consummated, that becomes a PFIC because of its lower-tier PFIC subsidiaries. The Code and the Regulations currently do not allow a mark to market election with respect to the stock of lower-tier PFICs that are non-marketable. There is also no provision in the Code, Regulations or other published authority that specifically provides that a mark to market election with respect to the stock of a publicly-traded holding company effectively exempts the lower-tier PFICs from the negative tax consequences arising from the general PFIC rules. We believe that, because the fair market value of the stock of a holding company generally includes the fair market value of the stock of its subsidiaries, the better view is that a mark to market election made with respect to the stock of the holding company should apply to remove the lower-tier PFICs from the general PFIC rules. However, because authority on the issue is lacking, we cannot assure you that the IRS agrees with our position.

If:

•	we and our subsidiaries are PFICs during the first year after this offering;

•	the mark to market tax election is not available; and

•	you acquire our Class A Ordinary Shares during such first year,

you may be subject to special rules when making a mark to market election in the following year. If you have not made a proper QEF election in the first year but you make a mark to market election in the following year, then, with respect to that following year:

•	gain upon disposition of our Class A Ordinary Shares;

•	deemed gain under the mark to market regime; or

•	‘‘excess distributions’’

generally will be subject to the special tax and interest charges of the PFIC rules.

We advise you to consult your own tax advisor to determine whether the mark to market tax election is available to you and the consequences resulting from such election.

Possible Classification of Greenlight Re and/or Greenlight Reinsurance, Ltd. as Controlled Foreign Corporations

In this section of the summary, we refer to ‘‘United States 10% shareholders’’ as United States persons who:

•	own, directly or indirectly through foreign entities 10% or more of the total combined voting power of all classes of stock of a foreign corporation; or

•	are considered to own, generally through attributions from family members, partnerships, estates, trusts or 10% controlled corporations, 10% or more of the total combined voting power of all classes of stock of a foreign corporation.

Certain United States 10% shareholders that own, directly or indirectly through foreign entities, shares of a foreign corporation that is a ‘‘controlled foreign corporation,’’ or CFC, for an uninterrupted period of 30 days or more during any taxable year, are required to include in their gross income for United States federal income tax purposes their pro rata share of the CFC’s ‘‘subpart F income’’ for such year.

Subpart F income generally includes:

•	passive investment income, such as interest, dividends or certain rent or royalties; and

•	certain insurance income, including underwriting and investment income that is attributable to the issuing or reinsuring of any insurance or annuity contract, and that, absent an exception, generally would be taxed under the insurance company provisions of the Code if such income were the income of a United States insurance company.

We expect that all of our income will be subpart F income. Subpart F income inclusion generally is applicable to United States 10% shareholders that have a direct or indirect ownership interest in a CFC on the last day of the taxable year of the CFC. The subpart F income inclusion is required even if the subpart F income is not distributed. In addition, United States 10% shareholders of a CFC may be deemed to receive taxable distributions to the extent the CFC increases the amount of its earnings that are invested in certain specified types of United States property.

In general, a foreign corporation is treated as a CFC only if its United States 10% shareholders collectively own more than 50% of the total combined voting power or total value of the corporation’s stock. However, for purposes of taking into account subpart F insurance income, a foreign corporation such as Greenlight Reinsurance, Ltd., generally will be treated as a CFC if more than 25% of the total combined voting power or total value of its stock is owned by United States 10% shareholders.

Our Articles provide voting and ownership limitations designed to reduce the risk that we would be considered CFCs. With those limitations, we do not believe that we should be CFCs. However, because (i) the attribution rules contained in the Code are complex and (ii) there is no definitive authority on whether these voting and ownership limitations are effective for purposes of preventing a foreign corporation from being treated as a CFC, we cannot assure investors that this will be the case.

If you are a United States 10% shareholder and we are CFCs, the rules relating to PFICs generally would not apply to you. However, certain subpart F income may be taxable at higher rates than if such income were taxable under the PFIC regime where a valid QEF election has been made

We advise you to consult your own tax advisor to determine whether your ownership of our Class A Ordinary Shares will cause you to become a United States 10% shareholder and the impact of such a classification.

Related Person Insurance Income

A different definition of CFC is applicable in the case of a foreign corporation which earns related person insurance income, or RPII. RPII is subpart F insurance income attributable to insurance policies or reinsurance contracts where the person that is directly or indirectly insured or reinsured is a RPII shareholder or a related person to the RPII shareholder. A RPII shareholder is a United States person who owns, directly or indirectly through foreign entities, any amount of our Class A Ordinary Shares. Generally, for purposes of the RPII rules, a related person is someone who controls or is controlled by the RPII shareholder or someone who is controlled by the same person or persons which control the RPII shareholder. Control is measured by either more than 50% in value or more than 50% in voting power of stock after applying certain constructive ownership rules.

For purposes of taking into account RPII, and subject to the exceptions described below, Greenlight Reinsurance, Ltd. will be treated as a CFC if our RPII shareholders collectively own, indirectly, 25% or more of the total combined voting power or value of Greenlight Reinsurance, Ltd.’s stock on any day during a taxable year. If Greenlight Reinsurance, Ltd. is a CFC for an uninterrupted period of at least 30 days during any taxable year under the special RPII rules, and you are a United States person who owns Class A Ordinary Shares on the last day of any such taxable year, you must include in gross income for United States federal income tax purposes your allocable share of RPII of Greenlight Reinsurance, Ltd. for the entire taxable year, subject to certain modifications.

RPII Exceptions

The RPII rules do not apply if:

•	direct and indirect insureds and persons related to such insureds, whether or not United States persons, are treated at all times during the taxable year as owning, directly or indirectly through foreign entities, less than 20% of the voting power and less than 20% of the value of our shares;

•	Greenlight Reinsurance, Ltd.’s RPII, determined on a gross basis, is less than 20% of Greenlight Reinsurance, Ltd.’s gross insurance income for such taxable year; or

•	certain other exceptions apply.

We believe that Greenlight Reinsurance, Ltd. will fall within the RPII exceptions set forth above. However, if you own Class A Ordinary Shares on the last day of Greenlight Reinsurance, Ltd.’s taxable year on which it is a CFC for purposes of the RPII rules, and no exception to the RPII rules applies, you will be required to include your share of Greenlight Reinsurance, Ltd.’s RPII for the entire taxable year in your gross income for United States federal income tax purposes. The amount includible will be determined as if all such RPII were distributed proportionately only to United States persons at that date, but limited by Greenlight Reinsurance, Ltd.’s current-year earnings and profits and reduced by your share, if any, of prior-year deficits in earnings and profits.

Computation of RPII

In order to determine how much RPII Greenlight Reinsurance, Ltd. has earned in each taxable year, we intend to obtain and rely upon information from Greenlight Reinsurance, Ltd.’s insureds to determine whether any of the insureds or persons related to such insureds are direct or indirect United States shareholders. We likely will not be able to determine whether any of the underlying insureds of our clients are RPII shareholders or related persons to such shareholders. Accordingly, we may not be able to determine accurately:

•	whether Greenlight Reinsurance, Ltd. qualifies for any RPII exception; or

•	what the gross amount of RPII earned by Greenlight Reinsurance, Ltd. in a given taxable year would be.

We will take reasonable steps that we believe to be advisable to obtain the necessary information to determine the availability of the RPII exceptions and the amount of insurance income that is RPII. However, because these determinations are not entirely in our control and we must rely on information from Greenlight Reinsurance, Ltd.’s insureds to make these determinations, we cannot assure you that we will be able to obtain all necessary information to make the determinations.

Apportionment of RPII to United States Persons

If we determine that neither the RPII 20% ownership exception nor the RPII 20% gross income exception is applicable for any taxable year, we may seek information from our shareholders as to whether direct or indirect owners of Class A Ordinary Shares at the end of the year are United States persons. This information would allow us to determine and apportion RPII among the United States persons. In any such year, to the extent possible, we will inform you of the amount of RPII per share and you will be obligated to file a return reporting such amount. To the extent we are unable to determine whether a direct or indirect owner of Class A Ordinary Shares is a United States person, we may assume that such owner is not a United States person for the purpose of allocating RPII, and, accordingly, increase the amount of RPII per share for shareholders whom we believe are United States persons.

The amount of RPII includible in your income, as a United States person, would be based upon the net RPII for the year after deducting related expenses such as losses, loss reserves and operating expenses and determined by multiplying the net RPII for such taxable year by a fraction equal to:

•	the total earnings and profits that would be distributed indirectly through Greenlight Re with respect to our Class A Ordinary Shares if all earnings and profits of Greenlight Reinsurance, Ltd. were distributed on the last day of that taxable year; over

•	the total earnings and profits of Greenlight Reinsurance, Ltd. for that taxable year that would be distributed with respect to all shares of Greenlight Reinsurance, Ltd. owned, directly or indirectly through Greenlight Re, by United States shareholders.

If Greenlight Reinsurance, Ltd. has RPII and Greenlight Re makes a distribution of RPII to you with respect to your Class A Ordinary Shares, the distribution will not be taxable to the extent such RPII has been allocated to and included in your gross income for the taxable year in which the distribution was paid or for any prior year.

Uncertainty as to Application of RPII

There is lack of definitive guidance interpreting the RPII provisions. There is no case law on point in which a court has interpreted the RPII provisions and there are not final Regulations interpreting the RPII provisions. Proposed Regulations have existed since 1991, but taxpayers cannot affirmatively rely on Regulations that remain in proposed form and we cannot tell you whether the IRS will adopt the proposed Regulations or what changes or clarifications might ultimately be made to the proposed Regulations. Additionally, we cannot predict whether any changes to the proposed Regulations, or any interpretation or application of RPII by the IRS, the courts or otherwise, might have retroactive effect. Accordingly, the meaning and application of the RPII provisions are uncertain. Finally, we cannot assure you that any amounts of RPII inclusions we report to you will not be subject to adjustment based upon subsequent IRS examination in which they interpret the RPII provisions differently. We advise you to consult your own tax advisor as to the effects of these uncertainties, and as to the effects that the RPII provisions may have on you and your investment in our Class A Ordinary Shares.

Basis Adjustments

Your tax basis in your Class A Ordinary Shares will be increased by the amount of any RPII that you include in income. Similarly, your tax basis in your shares will be reduced by the amount of distributions of RPII that are excluded from income.

Information Reporting

A United States person that owns, directly or by attribution, more than 50% of the total combined voting power of all classes of a foreign corporation’s voting stock or more than 50% of the total value of shares of all classes of a foreign corporation’s stock, for an uninterrupted period of 30 days or more during the corporation’s taxable year, must file a Form 5471 with its United States income tax return. In addition, under certain circumstances, United States 10% shareholders and RPII shareholders of a CFC that own shares directly or indirectly through a foreign entity may also be required to file a Form 5471. Furthermore, United States persons that directly or indirectly acquire 10% or more of the value of shares of a foreign corporation may be required to file Form 5471 in certain circumstances even if the entity is not a CFC.

In addition, if Greenlight Reinsurance, Ltd.’s gross RPII for a taxable year constitutes 20% or more of its gross insurance income for the period, and the 20% ownership exception described above does not apply, any United States person treated as owning, directly or indirectly, any of Greenlight Reinsurance, Ltd.’s ordinary shares on the last day of Greenlight Reinsurance, Ltd.’s taxable year, will be subject to the RPII rules and will be required to file a Form 5471. Further, if you own, directly or indirectly, more than 10% in value of our outstanding Ordinary Shares at any time during our taxable year, you will be required in certain circumstances to file a Form 5471 even we are not CFCs. If we determine that for any taxable year Greenlight Reinsurance, Ltd. does not meet either the RPII 20%

gross income or the RPII 20% ownership exceptions described above, we intend to mail to all shareholders of record, and will make available at the transfer agent with respect to the Class A Ordinary Shares, Forms 5471, completed with the relevant information. However, our determination of the amount of Greenlight Reinsurance, Ltd.’s gross RPII for a given taxable year may not be accurate because of our inability to gather the information necessary to make such determination. Failure to file Form 5471 may result in penalties.

Tax-Exempt Shareholders

Under Section 512(b)(17) of the Code, a tax-exempt entity that owns, directly or indirectly through a non-U.S. entity or through attribution, any of our Class A Ordinary Shares is required to treat as unrelated business taxable income, or UBTI, the portion of any deemed distribution to such shareholder of subpart F insurance income if such insurance income would be treated as UBTI if derived directly by such tax-exempt shareholder. Exceptions are provided for income attributable to an insurance policy or reinsurance contract with respect to which the person, directly or indirectly, insured is:

•	the tax-exempt shareholder;

•	an affiliate of the tax-exempt shareholder which itself is exempt from tax under Section 501(a) of the Code; or

•	a director or officer of, or an individual who (directly or indirectly) performs services for, the tax-exempt shareholder or an exempt affiliate but only if the insurance covers primarily risks associated with the performance of services in connection with the tax-exempt shareholder or exempt affiliate.

Section 512(b)(17) of the Code applies to amounts included in gross income in any taxable year. If Greenlight Reinsurance, Ltd.’s gross RPII were to equal or exceed 20% of its gross insurance income and the 20% ownership exception for RPII did not apply, as discussed above under the heading ‘‘Related Person Insurance Income,’’ or if we were otherwise treated as a CFCs for a taxable year, then tax-exempt entities owning our Class A Ordinary Shares would be required to treat a portion of our subpart F income as UBTI. Additionally, a tax-exempt entity that is treated as a United States 10% shareholder or a RPII shareholder must file Form 5471 in the circumstances described above.

If you are a tax-exempt entity, we advise you to consult your own tax advisor as to the potential impact of Section 512(b)(17) of the Code and the UBTI provisions of the Code.

Dispositions of Class A Ordinary Shares

Generally, the difference between your basis in the Class A Ordinary Shares and the amount realized on the sale, exchange or other disposition of the Class A Ordinary Shares will be includible in gross income as capital gain or loss, subject to the relevant discussion in this summary relating to the potential application of the CFC and PFIC rules. If your holding period for the Class A Ordinary Shares is more than one year, any gain will be subject to United States federal income tax as long-term capital gain.

Under Section 1248 of the Code, any gain from the sale or exchange by a United States 10% shareholder of shares in a CFC may be treated as a dividend to the extent of the CFC’s earnings and profits during the period that the shareholder held the shares, subject to certain adjustments. If gain from the sale or exchange of our Class A Ordinary Shares is recharacterized as dividend income under Section 1248 of the Code, the gain generally should be treated as ‘‘qualified dividend income’’ to non-corporate taxpayers and eligible for a reduced 15% rate of taxation, subject to the holding period requirements and PFIC provisions discussed above. Section 953(c)(7) of the Code generally provides that Section 1248 also applies to the sale or exchange of shares by a United States person in a foreign corporation that earns RPII and is characterized as a CFC under the RPII rules if the foreign corporation would be taxed as an insurance company if it were a United States corporation. The dividend treatment applies to a United States person subject to the RPII rules regardless of whether the United States person is a United States 10% shareholder or whether the CFC meets either one of the first two RPII exceptions described above (i.e., the 20% ownership exception and the RPII 20% gross income exception). The proposed Regulations do not specifically address whether Section 1248 of the Code applies when a foreign corporation is not a CFC but the foreign corporation has an insurance company subsidiary that is a CFC for purposes of requiring United States persons to take into account RPII.

We believe that a strong argument exists that Section 1248 of the Code should not apply to dispositions of our Class A Ordinary Shares because Greenlight Re will not have any United States 10% shareholders and is not directly engaged in the insurance business. However, because (i) the Regulations under Section 953 remain proposed and taxpayers cannot affirmatively rely on Regulations in proposed form, (ii) authority on how Section 953 and the proposed Regulations should be interpreted is lacking, and (iii) the proposed Regulations are subject to amendment, we cannot assure you that the IRS will interpret the proposed Regulations under Section 953 of the Code in this manner or that the Treasury Department will not amend such Regulations, or issue other Regulations, to cause Section 1248 of the Code to apply to dispositions of our Class A Ordinary Shares

We advise you to consult your own tax advisor regarding the applications of these provisions to the disposition of our Class A Ordinary Shares.

Foreign Tax Credit

Because we anticipate that United States persons will own a majority of our Class A Ordinary Shares after this offering is consummated and because a substantial part of our business includes the reinsurance of United States risks, only a portion of the RPII and dividends we pay, if any, will be treated as foreign source income for purposes of computing your United States foreign tax credit limitation. This foreign source limitation also applies to any gain from your sale of our Class A Ordinary Shares that is treated as a dividend under Section 1248 of the Code. It is likely that substantially all of our RPII and dividends that are foreign source income will constitute ‘‘passive’’ income for foreign tax credit limitation purposes. Thus, it may not be possible for you to utilize excess foreign tax credits to reduce United States tax on such income.

Information Reporting and Backup Withholding

Paying agents and custodians located in the United States will be required to comply with certain IRS information reporting requirements with respect to payments of dividends, if any, on the Class A Ordinary Shares payable to you or to paying agents or custodians located in the United States. In addition, you may be subject to backup withholding at the rate of 28% with respect to dividends paid by such persons, unless you:

•	are a corporation or come within certain other exempt categories and, when required, demonstrate this fact; or

•	provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with applicable requirements of the backup withholding rules.

The backup withholding tax is not an additional tax and may be credited against your regular United States federal income tax liability.

Sales of Class A Ordinary Shares through brokers by certain United States holders also may be subject to backup withholding (subject to the exceptions described above). Sales by corporations, certain tax-exempt entities, individual retirement plans, real estate investment trusts, certain financial institutions, and other ‘‘exempt recipients’’ as defined in applicable Regulations currently are not subject to backup withholding.

We advise you to consult with your own tax advisor regarding the possible applicability of the backup withholding provisions to sales of Class A Ordinary Shares.

THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION ONLY. WE ADVISE YOU TO CONSULT YOUR OWN TAX ADVISOR CONCERNING THE UNITED STATES FEDERAL, STATE, AND LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF BUYING, HOLDING, AND SELLING OUR CLASS A ORDINARY SHARES.

UNDERWRITING

Lehman Brothers Inc. and UBS Securities LLC are acting as joint book-running managers and are acting as representatives of the underwriters under this offering. Under the terms of an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the respective number of Class A Ordinary Shares shown opposite its name below:

Underwriters	Number of shares
Lehman Brothers Inc.
UBS Securities LLC
Citigroup Global Markets Inc.
Dowling & Partners Securities, LLC
Fox-Pitt, Kelton Incorporated
Total	10,250,000

The underwriting agreement provides that the underwriters’ obligation to purchase Class A Ordinary Shares depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the Class A Ordinary Shares offered hereby (other than those Class A Ordinary Shares covered by the underwriters’ option to purchase additional Class A Ordinary Shares as described below), if any of the Class A Ordinary Shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to 1,537,000 additional Class A Ordinary Shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the Class A Ordinary Shares.

	No exercise	Full exercise
Per Class A Ordinary Share	$	$
Total	$	$

The expenses of the offering that are payable by us are estimated to be $2.0 million (exclusive of underwriting discounts and commissions).

The representatives of the underwriters have advised us that the underwriters propose to offer the Class A Ordinary Shares directly to the public at the public offering price presented on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $             per Class A Ordinary Share. After the offering, the representatives may change the offering price and other selling terms.

The underwriters are not participating in the concurrent private placement of the Class B Ordinary Shares and will not receive any fees, discounts or commissions with respect to the private placement.

Option to Purchase Additional Class A Ordinary Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 1,537,500 Class

A Ordinary Shares at the public offering price per share less underwriting discounts and commissions. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional Class A Ordinary Shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, all of our directors and executive officers, and shareholders holding an aggregate of approximately 94% of our currently outstanding Class A Ordinary Shares (and approximately 95% of our currently outstanding Ordinary Shares) have agreed that, subject to certain exceptions without the prior written consent of each of Lehman Brothers Inc. and UBS Securities LLC, we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any Ordinary Shares (including, without limitation, ordinary shares that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and Ordinary Shares that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for Class A Ordinary Shares, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A Ordinary Shares, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Class A Ordinary Shares or securities convertible, exercisable or exchangeable into Class A Ordinary Shares or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by Lehman Brothers Inc. and UBS Securities LLC.

Lehman Brothers Inc. and UBS Securities LLC, in their sole discretion, may release the Ordinary Shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release Class A Ordinary Shares and other securities from lock-up agreements, Lehman Brothers Inc. and UBS Securities LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of Class A Ordinary Shares and other securities for which the release is being requested and market conditions at the time.

Any participants in the Directed Share Program will be subject to an 180-day lock-up with respect to any Ordinary Shares sold to them pursuant to the program. This lock-up will have similar terms and conditions as described above. Any Ordinary Shares sold in the Directed Share Program to our directors or officers shall be subject to the lock-up agreement described above.

Offering Price Determination

Prior to this offering, there has been no public market for our Class A Ordinary Shares. The initial public offering price will be negotiated between the underwriters and us. In determining the initial public offering price of our Class A Ordinary Shares, the underwriters will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly-traded shares of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities relating to the offering, including liabilities under the Securities Act and liabilities incurred in connection with the Directed Share Program referred to below, or to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to five percent of the Class A Ordinary Shares offered hereby for officers, directors, employees and certain other persons associated with us and with whom we do business. The number of Class A Ordinary Shares available for sale to the general public will be reduced to the extent such persons purchase such reserved Class A Ordinary Shares. Any reserved Class A Ordinary Shares not so purchased will be offered by the underwriters to the general public on the same basis as the other Class A Ordinary Shares offered hereby. The participants in this program have entered into lock-up agreements. See ‘‘—Lock-Up Agreements.’’

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class A Ordinary Shares, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of ordinary shares in excess of the number of ordinary shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of ordinary shares involved in the sales made by the underwriters in excess of the number of ordinary shares they are obligated to purchase is not greater than the number of ordinary shares that they may purchase by exercising their option to purchase additional ordinary shares. In a naked short position, the number of ordinary shares involved is greater than the number of ordinary shares in their option to purchase additional ordinary shares. The underwriters may close out any short position by either exercising their option to purchase additional ordinary shares and/or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out the short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase ordinary shares through their option to purchase additional ordinary shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Select Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ordinary shares. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Nasdaq Global Select Market

We have applied to have our Class A Ordinary Shares listed for quotation on the Nasdaq Global Select Market under the symbol ‘‘GLRE.’’ In connection with that listing, the underwriters have undertaken to sell the minimum number of Class A Ordinary Shares to the minimum number of beneficial owners necessary to meet the Nasdaq listing requirements.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

If you purchase ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships/NASD Conduct Rules

Ian Isaacs, a senior vice president (Investments Group) with UBS Financial Services and who, in his role as such, conducts market research for our affiliates, was one of our directors until his resignation on February 16, 2007. UBS Financial Services is an affiliate of UBS Securities LLC. We have established a $200 million letter of credit facility with Citibank, N.A. See ‘‘Business—Collateral Arrangements/Letter of Credit Facility.’’ Citibank, N.A. is an affiliate of Citigroup Global Markets Inc. UBS Financial Services, Citibank, N.A. and other predecessors and affiliates of the underwriters have, from time to time, provided, and may in the future continue to provide, various financial advisory and investment banking services for us or our affiliates, for which they received or will receive customary fees and commissions. Frank Lackner, one of our directors, currently serves as a managing director at Fox-Pitt, Kelton Incorporated.

Foreign Selling Restrictions

United Kingdom

Shares of our Class A Ordinary Shares may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Service and Markets Act 2000, or FSMA, with respect to anything done in relation to our Class A Ordinary Shares in, form or otherwise involving the United Kingdom. In addition, any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of shares of our common stock may only be communicated or caused to be communicated and will only communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us. Without limitation to the other restrictions referred to herein, this prospectus is directed only at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of ‘‘investment professionals’’ in Article 19(5) of the FSMA (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the FSMA (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

European Economic Area

With respect to each Member State of the European Economic Area which has implemented Prospectus Directive 2003/71/EC, including any applicable implementing measures, from and including the date on which the Prospectus Directive is implemented in that Member State, the offering of our Class A Ordinary Shares in this offer is only being made:

(a)    to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)    to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than Euro 43,000,000 and (3) an annual net turnover of more than Euro 50,000,000, as shown in its last annual or consolidated accounts; or

(c)    in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

Switzerland

Our Class A Ordinary Shares may be offered in Switzerland only on the basis of a non-public offering. This prospectus does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to Article 32 of the Listing Rules of the Swiss exchange. Our Class A Ordinary Shares may not be offered or distributed on a professional basis in or from Switzerland and neither this prospectus nor any other offering material relating to our Class A Ordinary Shares may be publicly issued in connection with any such offer or distribution. The shares have not been and will not be approved by any Swiss regulatory authority. In particular, the shares are not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.

LEGAL MATTERS

Certain matters as to U.S. law in connection with this offering will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP. Legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP as to U.S. law. The validity of the Class A Ordinary Shares under Cayman Islands law will be passed upon for us by Turner & Roulstone, Attorneys-at-Law, George Town, Grand Cayman.

EXPERTS

The consolidated financial statements and schedules for each of the periods listed in the index to the consolidated financial statements under the heading ‘‘Audited Consolidated Financial Statements’’ have been audited by BDO Seidman, LLP, an independent registered public accounting firm to the extent and for the periods set forth in their report appearing elsewhere, and are included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

CHANGE IN AUDITOR

On December 12, 2006, our Audit Committee determined that our relationship with KPMG should cease due to certain continuing financial arrangements between KPMG and the chairman of our Audit Committee who was formerly a partner at KPMG which may have presented an issue with respect to KPMG’s independence upon consummation of this offering. To avoid this issue, we dismissed KPMG as our auditors. Subsequently, the Audit Committee appointed BDO Seidman, LLP as our independent auditors. During the fiscal years ended December 31, 2005 and December 31, 2004 and the interim period ending on December 12, 2006, there were no (i) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused it to make reference to the subject matter of the disagreements in connection with its report or (ii) ‘‘reportable events’’ as such term is used in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934.

WHERE TO FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the issuance of our ordinary shares being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and our Class A Ordinary Shares, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified by the provisions in such exhibit, to which reference is hereby made.

We are not currently subject to the informational requirements of the Exchange Act. As a result of this offering, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

We intend to furnish our shareholders with annual reports containing financial statements audited by our independent registered public accounting firm and quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited interim financial information. Our telephone number is (345) 745-4573.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. FEDERAL
SECURITIES LAWS AND OTHER MATTERS

We are incorporated as an exempted company limited by shares under the laws of the Cayman Islands. In addition, some of our directors and officers reside outside the United States and a significant portion of their and our assets are located outside of the United States. As a result, it may be difficult for persons purchasing the Class A Ordinary Shares to effect service of process within the United States upon us or to enforce judgments against us or judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States or any state of the United States. However, we may be served with process in the United States with respect to actions against us arising out of or in connection with violations of U.S. federal securities laws relating to offers and sales of ordinary shares made hereby by serving Corporation Service Company, 1133 Avenue of the Americas, Suite 3100, New York, New York 10036-6710, our U.S. agent irrevocably appointed for that purpose.

Turner & Roulstone, our Cayman Islands counsel, has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands judgment in respect of the same matters, and was not obtained in a manner which is contrary to the public policy of the Cayman Islands. It is doubtful the courts of the Cayman Islands will, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature.

A Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2006 and 2005	F-3
Consolidated Statements of Income for the years ended December 31, 2006 and 2005 and for the period from July 13, 2004 (date of incorporation) to December 31, 2004	F-4
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2006 and 2005 and for the period from July 13, 2004 (date of incorporation) to December 31, 2004	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2006 and 2005 and for the period from July 13, 2004 (date of incorporation) to December 31, 2004	F-6
Notes to the Consolidated Financial Statements	F-7
Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of March 31, 2007 (unaudited) and December 31, 2006	F-21
Condensed Consolidated Statements of Income (unaudited) for the three months ended March 31, 2007 and 2006	F-22
Condensed Consolidated Statements of Shareholders’ Equity (unaudited) for the three months ended March 31, 2007 and 2006	F-23
Condensed Consolidated Statements of Cash Flows (unaudited) for the three months ended March 31, 2007 and 2006	F-24
Notes to the Interim Condensed Consolidated Financial Statements (unaudited) for the three months ended March 31, 2007 and 2006	F-25
Financial Statement Schedules
Schedule I: Summary of Investments Other than Investments in Related Parties	F-32
Schedule II: Condensed Financial Information of Registrant	F-33

 Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Greenlight Capital Re, Ltd. and its Subsidiary
Grand Cayman, Cayman Islands

We have audited the accompanying consolidated balance sheets of Greenlight Capital Re, Ltd. and its Subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for the years ended December 31, 2006 and 2005 and for the period from July 13, 2004 (date of incorporation) through December 31, 2004. We have also audited the schedules listed in the accompanying index. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedules are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedules, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedules. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 5 to the consolidated financial statements, the net change in restricted cash and cash equivalents has been reclassified in the 2005 and 2004 consolidated statements of cash flows from an investing activity to an operating activity to more appropriately reflect the activity to which the restricted cash and cash equivalents relates.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Greenlight Capital Re, Ltd. and its Subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years ended December 31, 2006 and 2005 and for the period from July 13, 2004 (date of incorporation) through December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Also in our opinion, the schedules present fairly, in all material respects, the information set forth therein.

/s/ BDO Seidman, LLP
Grand Rapids, Michigan

March 8, 2007

GREENLIGHT CAPITAL RE, LTD.
CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005
(expressed in thousands of U.S. dollars, except per share and share amounts)

	2006	2005
Assets
Investments in securities
Fixed maturities, trading at fair value	$—	$238
Equity investments, trading at fair value	238,799	216,702
Other investments, at estimated fair value	4,723	2,271
Total investments in securities	243,522	219,211
Cash and cash equivalents	82,704	7,218
Restricted cash and cash equivalents	154,720	99,719
Interest receivable on related party promissory note receivable	—	479
Investment income receivable	454	850
Reinsurance premiums receivable	19,622	—
Deferred acquisition costs	16,282	—
Other assets	1,304	458
Total assets	$518,608	$327,935
Liabilities and shareholders’ equity
Liabilities
Securities sold, not yet purchased, at fair value	$124,044	$87,518
Dividends payable on securities sold, not yet purchased	354	101
Financial contracts payable, at fair value	8,640	722
Loss and loss adjustment expense reserves	4,977	—
Unearned premium reserves	47,546	—
Reinsurance balances payable	4,236	—
Accounts payable and accrued expenses	2,020	790
Performance fee payable to related party	14,624	6,982
Total liabilities	206,441	96,113
Shareholders’ equity
Preferred share capital (par value $0.10; authorized, 50,000,000; none issued)	—	—
Ordinary share capital (Class A: par value $0.10; authorized, 100,000,000; issued and outstanding, 16,507,228 (2005: 16,181,666): Class B: par value $0.10; authorized, 25,000,000; issued and outstanding 5,050,000)	2,156	2,123
Additional paid-in capital	219,972	212,871
Less: Related party promissory note receivable	—	(16,212)
Retained earnings	90,039	33,040
Total shareholders’ equity	312,167	231,822
Total liabilities and shareholders’ equity	$518,608	$327,935

The accompanying Notes to the Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

GREENLIGHT CAPITAL RE, LTD.
CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2006 and 2005 and for the period from July 13, 2004 (date of incorporation) to December 31, 2004
(expressed in thousands of U.S. dollars, except share and per share data)

	2006	2005	2004
Revenues
Premiums written	$74,151	$—	$—
Change in unearned premiums reserves	(47,546)	—	—
Premiums earned	26,605	—	—
Net investment income	58,509	27,934	9,636
Interest income on related party promissory note receivable	1,034	1,323	516
Total revenues	86,148	29,257	10,152
Expenses
Loss and loss adjustment expenses incurred	9,671	—	—
Acquisition costs	10,415	—	—
General and administrative expenses	9,063	2,992	3,377
Total expenses	29,149	2,992	3,377
Net income	$56,999	$26,265	$6,775
Earnings per share
Basic	$2.67	$1.24	$0.32
Diluted	2.66	1.24	0.32
Weighted average number of ordinary shares used in the determination of:
Basic	21,366,140	21,226,868	21,225,000
Diluted	21,457,443	21,265,801	21,234,350

The accompanying Notes to the Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

GREENLIGHT CAPITAL RE, LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years ended December 31, 2006 and 2005 and for the period from July 13, 2004 (date of incorporation) to December 31, 2004
(expressed in thousands of U.S. dollars, except share and per share data)

	Ordinary shares issued		Additional paid-in capital	Related party promissory note receivable	Retained earnings	Total shareholders’ equity
	Number of shares	Share capital

Balance at July 13, 2004	—	$—	$—	$—	$—	$—
Issue of Class A Ordinary share capital	16,175,000	1,617	160,133	—	—	161,750
Issue of Class B Ordinary share capital	5,050,000	505	49,995	(24,500)	—	26,000
Options and awards expense	—	—	1,999	—	—	1,999
Net income	—	—	—	—	6,775	6,775
Balance at December 31, 2004	21,225,000	2,122	212,127	(24,500)	6,775	196,524
Issue of Class A Ordinary share capital	6,666	1	(1)	—	—	—
Options and awards expense	—	—	745	—	—	745
Principal repayments received	—	—	—	8,288	—	8,288
Net income	—	—	—	—	26,265	26,265
Balance at December 31, 2005	21,231,666	$2,123	$212,871	$(16,212)	$33,040	$231,822
Issue of Class A Ordinary share capital	325,562	33	4,237	—	—	4,270
Options and awards expense	—	—	2,864	—	—	2,864
Principal repayments received	—	—	—	16,212	—	16,212
Net income	—	—	—	—	56,999	56,999
Balance at December 31, 2006	21,557,228	$2,156	$219,972	$—	$90,039	$312,167

The accompanying Notes to the Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

GREENLIGHT CAPITAL RE, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2006 and 2005 and for the period from July 13, 2004 (date of incorporation) to December 31, 2004
(expressed in thousands of U.S. dollars, except share and per share data)

		(Restated)
	2006	2005	2004
Cash provided by (used in):
Operating activities
Net income	$56,999	$26,265	$6,775
Adjustments to reconcile net income to net cash provided by operating activities
Net change in unrealized gains on securities	(12,499)	(22,202)	(15,438)
Net realized (gains) losses on securities	(65,692)	(12,544)	2,234
Stock options and stock awards expense	2,864	745	1,999
Depreciation	20	2	—
Purchase of securities	(244,645)	(174,138)	(155,627)
Proceeds on sale of securities	335,051	148,249	97,773
Change in:
Restricted cash and cash equivalents	(55,001)	(2,928)	(96,791)
Investment income receivable	396	(702)	(148)
Reinsurance premiums receivable	(19,622)	—	—
Deferred acquisition costs	(16,282)	—	—
Other assets	(704)	20	(440)
Dividends payable on securities sold, not yet purchased	253	23	78
Financial contracts payable at fair value	7,918	722	—
Loss and loss adjustment expense reserves	4,977	—	—
Unearned premium reserves	47,546	—	—
Reinsurance balances payable	4,236	—	—
Accounts payable and accrued expenses	1,230	662	128
Performance fee payable to related party	7,642	4,095	2,887
Net cash provided by (used in) operating activities	54,687	(31,731)	(156,570)
Investing activities
Purchase of fixed assets	(200)	(40)	—
Proceeds on disposal of fixed assets	38	—	—
Net cash used in investing activities	(162)	(40)	—
Financing activities
Proceeds from share issue	4,270	—	187,750
Collection of related party promissory note receivable	16,212	8,288	—
Net change in interest receivable on related party promissory note receivable	479	37	(516)
Net cash provided by financing activities	20,961	8,325	187,234
Net increase (decrease) in cash and cash equivalents	75,486	(23,446)	30,664
Cash and cash equivalents at beginning of the period	7,218	30,664	—
Cash and cash equivalents at end of the period	$82,704	$7,218	$30,664
Supplementary information:
Interest paid in cash	$2,121	$518	$108
Interest received in cash	1,513	2,676	270

The accompanying Notes to the Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

GREENLIGHT CAPITAL RE, LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(expressed in thousands of U.S. dollars, except per share and share amounts)

1.	DESCRIPTION OF BUSINESS

Greenlight Capital Re, Ltd. (the ‘‘Company’’) was incorporated as an exempted company under the Companies Law of the Cayman Islands on July 13, 2004. The Company incorporated a wholly owned subsidiary, Greenlight Reinsurance, Ltd. (the ‘‘Subsidiary’’), to provide global property and casualty reinsurance. The Subsidiary has an unrestricted Class ‘‘B’’ insurance license under Section 4(2) of the Cayman Islands Insurance Law.

Effective August 11, 2004, the Company raised $212.2 million in a private placement, of which $24.5 million was paid for with a note receivable (see note 7). The Company invested a portion of the above noted proceeds into its Subsidiary. The Subsidiary commenced underwriting in April 2006.

2.	Significant accounting policies

These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’). The significant accounting policies adopted by the Company are as follows:

Basis of Presentation

The consolidated financial statements include the accounts of the Company and the Subsidiary. All significant intercompany transactions are eliminated on consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the year. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and certain short-term, highly liquid investments with original maturity dates of three months or less.

Premium Revenue Recognition

The Company accounts for reinsurance contracts that it writes in accordance with SFAS No. 60, ‘‘Accounting and Reporting by Insurance Enterprises’’ and SFAS No. 113, ‘‘Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts.’’ In the event that a reinsurance contract does not transfer sufficient risk, deposit accounting will be used and the contract will be reported as a deposit liability.

Premiums are recorded when written and include an estimate for premiums receivable at period end. Changes in premium estimates are expected and may result in significant adjustments in any period. These estimates change over time as additional information regarding the underlying business volume of clients is obtained. Any subsequent differences arising on such estimates are recorded in the period they are determined.

Premiums written are generally recognized as revenue over the contract period in proportion to the period of protection. Unearned premiums consist of the unexpired portion of reinsurance provided.

GREENLIGHT CAPITAL RE, LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of U.S. dollars, except per share and share amounts)

2.	Significant accounting policies (Continued)

Acquisition Costs

Policy acquisition costs, such as commission and brokerage costs, relate directly to and vary with the writing of reinsurance contracts. These costs are deferred and amortized over the same period as premiums earned, and are limited to their estimated realizable value based on the related unearned premium, anticipated claims expenses and investment income. Acquisition costs also include profit commissions which are expensed when incurred.

Loss and Loss Adjustment Expense Reserves

The Company establishes reserves for contracts based on estimates of the ultimate cost of all losses including losses incurred but not reported. These estimated ultimate reserves are based on reports received from ceding companies, historical experience as well as the Company’s own actuarial estimates. These estimates are continually reviewed and adjusted when necessary. Since reserves are estimates, the final settlement of losses may vary from the reserves established and any adjustments to the estimates are recorded in the period they are determined.

Financial Instruments

Investments in Securities and Securities Sold, Not Yet Purchased

The Company’s investments in bonds and equities classified as ‘‘trading securities’’ are valued based on the last reported sales price on the balance sheet dates as reported by a recognized exchange. Securities for which recognized exchange quotations are not readily available (e.g., private equity) are reported as other investments and are valued at management’s best estimate (utilizing the services of an investment advisor) of the fair market value based on prices received from market makers when available.

Premiums and discounts on fixed income securities are amortized into net investment income over the life of the security.

For securities classified as trading securities, any realized and unrealized gains or losses are determined on the basis of the specific identification method (by reference to cost and amortized cost, as appropriate) and included in net investment income in the consolidated statements of income.

For securities for which exchange quotations are not readily available, any realized and unrealized gains or losses are determined on the basis of the specific identification method. Realized gains and losses are reported in net investment income in the consolidated statements of income. Unrealized gains and losses, if any, are included in accumulated other comprehensive income as a separate component of shareholder’s equity. A decline in market value of a security below cost that is deemed other than temporary is charged to earnings and results in the establishment of a new cost basis of the security.

Dividend income and expense are recorded on the ex-dividend date.

Interest income and interest expense are recorded on an accrual basis.

Investments in Options

Amounts invested in exchange traded call and put options are recorded as an asset or liability at inception. Subsequent to initial recognition, unexpired option contracts are recorded at fair market value which is based upon the last quoted prices of the call and put options. Realized and unrealized gains and losses are included in net investment income in the consolidated statements of income.

GREENLIGHT CAPITAL RE, LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of U.S. dollars, except per share and share amounts)

2.	Significant accounting policies (Continued)

Investments in Total Return Swap Agreements

Total return swap agreements, included in financial contracts payable, are derivative financial instruments entered into whereby the Company is either entitled to receive or obligated to pay the product of a notional amount multiplied by the movement in an underlying security, which the Company does not own, over a specified time frame. In addition, the Company may also be obligated to pay or receive other payments based on either interest rate, dividend payments and receipts, or foreign exchange movements during a specified period. The Company measures its rights or obligations to the counterparty based on the fair market value movements of the underlying security together with any other payments due. These contracts are carried at estimated fair value, with the resultant unrealized gains and losses reflected in net investment income. Additionally, any changes in the value of amounts received or paid on swap contracts are reported as a gain or loss in net investment income.

Derivative Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 133, ‘‘Accounting for Derivative Instruments and Hedging Activities,’’ establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives in the balance sheet at fair value. It also requires that unrealized gains and losses resulting from changes in fair value be included in income or comprehensive income, depending on whether the instrument qualifies as a hedge transaction, and if so, the type of hedge transaction. Derivative financial instrument assets are generally included in investments in securities or financial contracts receivable. Derivative financial instrument liabilities are generally included in financial contracts payable. The Company’s derivatives do not constitute hedges for financial reporting purposes.

Share-Based Compensation

The Company has established a Stock Incentive Plan for directors, employees and consultants. In addition, the Company granted share purchase options in 2004 to a service provider in exchange for services received (see note 7).

In 2004, the Company adopted SFAS No. 123 (Revised 2004) (‘‘SFAS 123R’’), ‘‘Share-Based Payment,’’ to account for the Company’s Stock Incentive Plan. SFAS 123R requires the Company to recognize share-based compensation transactions using the fair value at the grant date of the award. Determining the fair value of share-based awards at the grant date requires significant estimation and judgment. The Company uses an option-pricing model (Black-Scholes pricing model) to assist in the calculation of fair value. Due to the limited history of the Company, the Company also uses the ‘‘calculated value method’’ which relies on historical industry volatility and uses the full life of the option, ten years, as the estimated term of the option. The Company uses a sample peer group of companies in the reinsurance industry to calculate the historical volatility. Additionally, the Company has assumed that dividends will not be paid. If actual results differ significantly from these estimates and assumptions, particularly in relation to our estimation of volatility which requires the most judgment due to our limited operating history, share-based compensation expense, primarily with respect to future share-based awards, could be materially impacted.

Service provider share purchase options issued in 2004 were expensed in the consolidated statements of income when services were rendered. For the employee Stock Incentive Plan, compensation cost is calculated and expensed over the vesting periods on a graded vesting basis (see note 7).

GREENLIGHT CAPITAL RE, LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of U.S. dollars, except per share and share amounts)

2.	Significant accounting policies (Continued)

Director Stock Awards

In 2004, the Company granted certain directors a total of 20,000 Class A Ordinary shares which vest over a three-year period. The directors paid $0.10 per share and each share was valued at $10.00 per share. Director stock awards are expensed on a straight-line basis over the vesting period.

Foreign Exchange

The reporting currency of the Company is the U.S. dollar. Transactions in foreign currencies are recorded in United States dollars at the exchange rates in effect on the transaction date. Monetary assets and liabilities in foreign currencies at the balance sheet date are translated at the exchange rate in effect at the balance sheet date and translation exchange gains and losses, if any, are included in the statement of income.

Other Assets

Other assets consist primarily of prepaid expenses and fixed assets. Fixed assets are recorded at cost and depreciated over the estimated useful life of the assets using the straight-line method.

Comprehensive Income

The Company has no comprehensive income other than the net income disclosed in the consolidated statements of income and, as applicable, unrealized gains and losses on other investments for which exchange quotations are not readily available.

Earnings Per Share

Basic earnings per share is based on weighted average ordinary shares outstanding and excludes dilutive effects of stock options and stock awards. Diluted earnings per share assumes the exercise of all dilutive stock options and stock awards using the treasury stock method.

	2006	2005	2004
Weighted average shares outstanding	21,366,140	21,226,868	21,225,000
Effect of dilutive service provider stock options	89,093	36,859	8,035
Effect of dilutive employee and director options and stock awards	2,210	2,074	1,315
	21,457,443	21,265,801	21,234,350

There were 1,131,000 and 530,000 anti-dilutive stock options outstanding as of December 31, 2006 and 2005, respectively.

Segment Information

Under SFAS No. 131, ‘‘Disclosures about Segments of an Enterprise and Related Information’’ (‘‘SFAS 131’’), operating segments are based on the internal organization management uses for allocating resources to and assessing performance as the source of the Company’s reportable segments.

The Company manages its business on the basis of one operating segment, Property and Casualty Reinsurance, in accordance with the qualitative and quantitative criteria established by SFAS 131.

GREENLIGHT CAPITAL RE, LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of U.S. dollars, except per share and share amounts)

2.	Significant accounting policies (Continued)

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, ‘‘Fair Value Measurements.’’ The Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements, the Board having previously concluded in those accounting pronouncements that permit fair value as the relevant measurement attribute. This Statement does not require any new fair value measurements. This Statement is effective for the Company beginning January 1, 2008. Management has not completed its review of the new guidance; however, the effect of the Statement’s implementation is not expected to be material to the Company’s financial statements or results of operations.

In February 2007, the FASB issued SFAS No. 159, ‘‘The Fair Value Option for Financial Assets and Financial Liabilities.’’ The Statement permits entities to choose to measure eligible items at fair value at specified election dates. For items for which the fair value option has been elected, unrealized gains and losses are to be reported in earnings at each subsequent reporting date. The fair value option is irrevocable unless a new election date occurs, may be applied instrument by instrument, with a few exceptions, and applies only to entire instruments and not to portions of instruments. This Statement provides an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting. SFAS No. 159 is effective for the Company beginning January 1, 2008 with early adoption permitted beginning January 1, 2007, subject to certain conditions. Management has not completed its review of the new guidance; however, the effect of the Statement’s implementation is not expected to be material to the Company’s results of operations or financial position.

3.	Financial Instruments

In the normal course of its business, the Company purchases and sells various financial instruments which include listed and unlisted bonds, equities, put and call options and similar instruments sold, not yet purchased. These financial instruments may result in market and credit risks, the amounts of which are not apparent from the financial statements.

The Company is exposed to market risk including interest rate and foreign exchange fluctuations on financial instruments that are valued at market prices. Market movements can be volatile and difficult to predict. This may affect the ultimate gains or losses realized upon the sale of its holdings. Management utilizes the services of the Company’s investment advisor to monitor the Company’s positions to reduce the risk of potential loss due to changes in market values.

Purchases and sales of investments are disclosed in the consolidated statements of cash flows. Net realized gains on the sale of investments and investments sold, not yet purchased during the period were $65.7 million (2005; net realized gains of $12.5 million, 2004: net realized losses of $2.2 million). Gross realized gains were $77.2 million (2005: $29.8 million, 2004: $2.3 million) and gross realized losses were $11.5 million (2005: $17.3 million, 2004: $4.5 million).

At December 31, 2006 investments with a fair market value of $193.9 million have been pledged as security against letters of credit issued.

At December 31, 2006 and 2005, the Company’s only investment in excess of 10% of shareholders’ equity was an investment in Lanxess AG with a fair value of $34.0 million and $24.0 million, respectively.

GREENLIGHT CAPITAL RE, LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of U.S. dollars, except per share and share amounts)

3.	Financial Instruments (Continued)

Investments in Securities

Investment in Bond and Equity Securities, Trading

At December 31, 2006 and 2005, included in investment securities, trading are the following long positions:

2006	Cost/ amortized cost	Unrealized gains	Unrealized losses	Fair market value
Equities—listed	$173,597	$70,308	$(5,106)	$238,799

2005	Cost/ amortized cost	Unrealized gains	Unrealized losses	Fair market value
Non-U.S. corporate bonds	$241	$3	$(6)	$238
Equities—listed	177,945	46,709	(7,952)	216,702
	$178,186	$46,712	$(7,958)	$216,940

Other Investments

Other investments includes bonds and equities for which fair value is not readily determined as well as options. Options are derivative financial instruments that give the buyer, in exchange for a premium payment, the right, but not the obligation, to either purchase from (call option) or sell to (put option) the writer a specified underlying security at a specified price on or before a specified date. The Company enters into exchange traded option contracts to meet certain investment objectives. For these exchange traded option contracts, the exchange acts as the counterparty to specific transactions and therefore bears the risk of delivery to and from counterparties of specific positions.

At December 31, 2006, included in other investments are the following securities:

	Cost	Unrealized gains (losses)	Fair market value
Equities—unlisted	$4,032	$(28)	$4,004
Call options	367	352	719
Put options	123	(123)	—
	$4,522	$201	$4,723

At December 31, 2005, included in other investments are the following securities:

	Cost	Unrealized gain/(loss)	Fair market value
Equities—unlisted	$1,777	—	$1,777
Call options	87	$365	452
Put options	123	(81)	42
	$1,987	$284	$2,271

During the years ended December 31, 2006 and 2005, other-than-temporary impairment losses on unlisted equities of $1,454 and $1,453 respectively, was reported in net investment income.

GREENLIGHT CAPITAL RE, LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of U.S. dollars, except per share and share amounts)

3.	Financial Instruments (Continued)

Investments in Securities Sold, not yet purchased

	2006 Fair market value	2005 Fair market value
Equities	$124,043	$87,075
Options	1	443
	$124,044	$87,518

Securities sold, not yet purchased are securities sold that the Company does not own in anticipation of a decline in the market value of the security. The Company’s risk is that the value of the security will increase rather than decline. Consequently, the settlement amount of the liability for securities sold, not yet purchased may exceed the amount recorded in the consolidated balance sheet as the Company is obligated to purchase the securities sold, not yet purchased in the market at prevailing prices to settle its obligations. To sell a security, not yet purchased, the Company needs to borrow the security for delivery to the buyer. On each day the transaction is open, the liability for the obligation to replace the borrowed security is marked-to-market and an unrealized gain or loss is recorded. At the time the transaction is closed, the Company realizes a gain or loss equal to the difference between the price at which the security was sold and the cost of replacing the borrowed security. While the transaction is open, the Company will also incur an expense for any dividends or interest which will be paid to the lender of the securities.

At December 31, 2006 and 2005, the Company’s investment portfolio includes the following equities sold, not yet purchased:

2006	Proceeds	Unrealized gains	Unrealized losses	Fair market value
Equities—listed	$111,635	$(6,350)	$18,758	$124,043

2005	Proceeds	Unrealized gains	Unrealized losses	Fair market value
Equities—listed	$86,447	$(5,351)	$5,979	$87,075

At December 31, 2006, included in the securities sold, not yet purchased are the following call and put options written:

	Proceeds	Unrealized (gains) losses	Fair market value
Call options	$—	$—	$—
Put options	53	(52)	1
	$53	$(52)	$1

At December 31, 2005, included in the securities sold, not yet purchased are the following call and put options written:

	Proceeds	Unrealized (gains) losses	Fair market value
Call options	$103	$321	$424
Put options	53	(34)	19
	$156	$287	$443

GREENLIGHT CAPITAL RE, LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of U.S. dollars, except per share and share amounts)

3.	Financial Instruments (Continued)

Investment in Total Return Swap Contracts

During the periods, the Company entered into total return swap contracts with various financial institutions. Under the terms of each of these swap contacts, the Company is either entitled to receive or obligated to make payments which are based on the product of a formula contained within the contract that includes the change in the fair market value of the underlying security. Each total return swap contract relates to a specified security. The Company enters into total return swap contracts to meet certain investment objectives.

The fair value of total return swaps outstanding at December 31, 2006 is as follows:

Underlying security	Position	Listing currency	Fair market value of underlying	Obligations on swap contracts
Equities—listed	Long	USD	$30,904	$5,977
Non-U.S equities—listed	Short	JPY	(10,285)	1,909
Non-U.S equities—listed	Short	SEK	(2,586)	754
				$8,640

The fair value of total return swaps outstanding at December 31, 2005 is as follows:

Underlying security	Position	Listing currency	Fair market value of underlying	Obligations on swap contracts
Equities—listed	Long	USD	$5,692	$76
Non-U.S Equities—listed	Short	JPY	(14,179)	332
Non-U.S Equities—listed	Short	SEK	(2,900)	314
				$722

The Company is subject to market risk on the underlying security as the Company may incur an obligation if the market price of the security changes. Management utilizes the services of the Company’s investment advisor to monitor the Company’s positions to reduce the risk of potential loss.

4.	CASH AND CASH EQUIVALENTS

	2006	2005
Cash at banks	$3,291	$4,124
Cash held with brokers	72,864	(49)
Money market funds held with brokers	6,549	3,143
	$82,704	$7,218

Due to the short term nature of cash and cash equivalents, management believes the above noted carrying values approximate their fair market value.

5.	RESTRICTED CASH AND CASH EQUIVALENTS

The Company is required to maintain certain cash in segregated accounts with prime brokers and swap counterparties. The amount of restricted cash held by prime brokers is primarily used to support the liability created from securities sold, not yet purchased. The amount of cash encumbered varies

GREENLIGHT CAPITAL RE, LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of U.S. dollars, except per share and share amounts)

5.	RESTRICTED CASH AND CASH EQUIVALENTS (Continued)

depending on the market value of the securities sold, not yet purchased. Swap counterparties require cash collateral to support the current value of any amounts that may be due to the counterparty based on the value of the underlying security.

	2006	2005
Cash held by prime brokers	$126,275	$88,979
Cash held by swap counter-parties	28,445	10,740
	$154,720	$99,719

The net change in restricted cash and cash equivalents relating to securities sold, not yet purchased and swaps is reported as an operating activity in the consolidated statement of cash flows. Accordingly, the 2005 and 2004 consolidated statements of cash flow have been reclassified to more appropriately reflect the activity to which the restricted cash and cash equivalents relate.

6.	LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

A summary of changes in outstanding loss and loss adjustment expense reserves is as follows:

	2006	2005
Gross balance at January 1	$—	$—
Incurred losses related to:
Current year	9,671	—
Prior year	—	—
Total incurred	9,671	—
Paid losses related to:
Current year	(4,694)	—
Prior year	—	—
Total paid	(4,694)	—
Gross balance at December 31	$4,977	$—

7.	Share capital

The holders of all ordinary shares are entitled to share equally in dividends declared by the Board of Directors. In the event of a winding-up or dissolution of the Company, the ordinary shareholders share equally and ratably in the assets of the Company, after payment of all debts and liabilities of the Company and after liquidation of any issued and outstanding preferred shares. At December 31, 2006, no preferred shares had been issued or outstanding. The Board of Directors is authorized to establish the rights and restrictions for preferred shares as they deem appropriate.

The Second Amended and Restated Memorandum and Articles of Association (the ‘‘Articles’’) provides that the holders of Class A Ordinary shares generally are entitled to one vote per share. However, except upon unanimous consent of the Board of Directors, no Class A shareholder is permitted to vote an amount of shares which would cause any United States person to own (directly, indirectly or constructively under applicable United States tax attribution and constructive ownership rules) 9.9% or more of the total voting power of all issued and outstanding ordinary shares. The Articles further provide that the holder of Class B Ordinary shares generally are entitled to ten votes

GREENLIGHT CAPITAL RE, LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of U.S. dollars, except per share and share amounts)

7.	Share capital (Continued)

per share. However, holders of Class B Ordinary shares, together with their affiliates, are limited to voting that number of Class B Ordinary shares equal to 23.0% of the total voting power of the total issued and outstanding ordinary shares.

Subsequent to December 31, 2006, the Company’s shareholders approved amendments to the Articles. The amendments included a revision which limits the Class B Ordinary shares voting power to 9.5% of the total voting power of the issued and outstanding ordinary shares.

The holders of the Ordinary shares have certain registration rights pursuant to the Shareholders’ Agreement, dated August 11, 2004. Subject to certain conditions, the holders of at least 50% of the current outstanding shares may request at certain times to have all or part of their shares registered. The registration rights require the Company to use commercially reasonable best efforts to have the registration statement declared effective. The registration rights were not deemed to be liabilities; therefore, there has been no recognition in these financial statements of the registration rights.

Shares reserved for issuance is comprised of 400,000 Class A Ordinary shares in relation to share purchase options granted to a service provider and 1,273,000 Class A Ordinary shares reserved for the Company’s Stock Incentive Plan for eligible directors, employees and consultants. The Stock Incentive Plan is administered by the compensation committee of the Board of Directors.

During the year ended December 31, 2004, the Company issued 5,050,000 Class B Ordinary shares valued at $50.5 million to Greenlight Capital Investors, LLC (‘‘GCI’’), an affiliated company. The Company received $26.0 million in cash and the remaining balance of $24.5 million was secured by a promissory note receivable provided that GCI was to pay interest calculated as the one-year London Interbank Offered Rate (‘‘LIBOR’’) plus 3% per annum and accrued daily. Interest is to be paid annually on the anniversary date (August 11), and the principal is to be repaid no later than August 11, 2009. During the year ended December 31, 2006, GCI repaid the remaining principal balance of $16.2 million (2005: $8.3 million) and $1.5 million (2005: $1.4 million) of interest relating to the promissory note receivable.

During the year ended December 31, 2006, 318,900 Class A Ordinary shares were issued to certain directors and employees for a total cash consideration of $4.1 million. Additionally, the Company issued 6,662 (2005: 6,666) Class A Ordinary shares representing the vesting of directors’ stock awards.

Subsequent to December 31, 2006, 1,426,630 Class B Ordinary shares were transferred from GCI to its underlying owners and automatically converted into an equal number of Class A Ordinary shares on a one-for-one basis, upon transfer. The remaining 3,623,370 Class B Ordinary shares were transferred from GCI to Mr. David Einhorn and remained as Class B Ordinary shares.

The Subsidiary is subject to a minimum shareholder’s equity balance of $120 as determined by the Cayman Islands Monetary Authority.

Additional paid-in capital includes the premium per share paid by the subscribing shareholders for Class A and B Ordinary shares which have a par value of $0.10 each. It also includes stock options expense and stock awards earned not yet issued.

Service Provider Share Purchase Options

An affiliate of GCI entered into a consulting agreement (the ‘‘Consulting Agreement’’) with First International Securities Ltd. (‘‘First International’’) in August 2002. First International received a cash payment of $75 for the preparation and delivery of a feasibility study relating to the formation,

GREENLIGHT CAPITAL RE, LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of U.S. dollars, except per share and share amounts)

7.	Share capital (Continued)

capitalization, licensing and operation of the Company. Additionally, upon consummation of the initial private offering, First International Capital Holdings Ltd., the successor to First International, received a 10-year share purchase option to purchase 400,000 Class A ordinary shares. These share purchase options were granted on September 20, 2004 and have an exercise price of $10 per share.

Employee and Director Stock Options

The Company has a Stock Incentive Plan for directors, employees and consultants. As of December 31, 2006, the Company had reserved for issuance 1,273,000 Class A Ordinary shares for eligible participants. During the year ended December 31, 2006, certain employees and directors were granted options to purchase a total of 601,000 (2005: 530,000) Class A Ordinary shares. These options vest over three years and expire 10 years from grant date. The Company uses the Black-Scholes option pricing model to determine the valuation of these options. Subsequent to December 31, 2006, the Company increased the Class A Ordinary shares reserved for issuance to 2,000,000.

The options have been valued at $5.57 - $7.18 (2005: $5.57) per share option using a risk free rate varying between 4.36% - 5.14% (2005: 4.36%), an estimated volatility of 30% and an expected term of 10 years. If actual results differ significantly from these estimates and assumptions, particularly in relation to our estimation of volatility which requires the most judgment due to our limited operating history, share-based compensation expense, primarily with respect to future share-based awards, could be materially impacted.

At the present time, the Board of Directors does not anticipate any dividends will be declared during the expected term of the options. The Company uses graded vesting for expensing employee stock options. The total compensation cost expensed for the period ended December 31, 2006 under the Stock Incentive Plan was $2.9 million (2005: $0.7 million). At December 31, 2006, the total compensation cost related to non-vested options not yet recognized was $3.2 million (2005: $2.3 million) to be recognized over a weighted average period of 2.01 (2005: 2.63) years assuming the employees complete their service period for vesting of the options.

Employee stock option activity during periods was as follows:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value
Balance at December 31, 2004	—	$—	$—
Granted	530,000	11.12	5.57
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—
Balance at December 31, 2005	530,000	$11.12	$5.57
Granted	601,000	12.47	6.40
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—
Balance at December 31, 2006	1,131,000	$11.83	$6.01

At December 31, 2006, the weighted-average remaining contractual term for options outstanding was 9.03 years.

GREENLIGHT CAPITAL RE, LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of U.S. dollars, except per share and share amounts)

7.	Share capital (Continued)

At December 31, 2006, 176,667 stock options were exercisable. These options had a weighted-average exercise price of $11.12 and a weighted-average remaining contractual term of 8.63 years.

The aggregate intrinsic value for options outstanding and options exercisable at December 31, 2006 was $2,741 and $556, respectively. During the year ended December 31, 2006, 183,331 (2005: 6,664) options vested.

8.	NET INVESTMENT INCOME

	2006	2005	2004
Change in net unrealized gains	$12,499	$22,202	$15,438
Net realized gains (losses) on securities	65,692	12,544	(2,234)
Dividend and interest income, net of withholding taxes	12,213	6,842	912
Interest and other investment expenses	(2,434)	(698)	(161)
Change in financial contracts	(7,918)	(722)	—
Dividends paid on securities sold, not yet purchased	(2,851)	(2,051)	(802)
Investment fees to a related party (see note 11)	(18,692)	(10,183)	(3,517)
	$58,509	$27,934	$9,636

9.	GENERAL AND ADMINISTRATIVE EXPENSES

	2006	2005	2004
General expenses	$6,199	$2,247	$393
Stock compensation expense	2,864	745	1,999
Organizational costs	—	—	985
	$9,063	$2,992	$3,377

10.	TAXATION

Under current Cayman Islands law, no corporate entity, including the Company, is obligated to pay any taxes in the Cayman Islands on either income or capital gains. The Company has an undertaking from the Governor-in-Cabinet of the Cayman Islands, pursuant to the provisions of the Tax Concessions Law, as amended, that, in the event that the Cayman Islands enacts any legislation that imposes tax on profits, income, gains or appreciations, or any tax in the nature of estate duty or inheritance tax, such tax will not be applicable to the Company or its operations, or to the Class A or Class B Ordinary Shares or obligations, for a period of 20 years from February 1, 2005.

11.	Related party transactions

Director Stock Awards

During the year ended December 31, 2004, certain directors received a stock award of 5,000 Class A Ordinary shares, vesting equally over three years. The directors each paid five hundred dollars to acquire the right to the stock award.

During the year ended December 31, 2006, 6,662 (2005: 6,666) shares vested and were issued to the directors and as a result, $67 (2005: $67, 2004: $17) has been expensed and added to shareholders’ equity.

GREENLIGHT CAPITAL RE, LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of U.S. dollars, except per share and share amounts)

11.	Related party transactions (Continued)

Director Fees

During the year ended December 31, 2006, director fees of $113 (2005: $76, 2004: $116) were paid. The amount was split among the four non-employee directors not affiliated with GCI.

Investment Advisory Agreement

The Company has entered into an Investment Advisory Agreement (the ‘‘Investment Agreement’’) with DME Advisors, LP (‘‘DME’’). DME is a related party and an affiliate of David Einhorn, the Chairman of the Company’s Board of Directors and a principal shareholder of the Company.

Pursuant to the Investment Agreement, a performance fee equal to 20% of the net income of the account managed by DME is payable, subject to a loss carryforward provision, to DME. Included in investment fees (see note 8) is a performance fee of $14.6 million (2005: $7.0 million, 2004: $2.4 million) all of which remains payable at December 31, 2006 and 2005.

Additionally, pursuant to the Investment Agreement, a monthly management fee equal to 0.125% (1.5% on an annual basis) of the account managed by DME is paid to DME. Included in investment fees (see note 8) are management fees of $4.1 million (2005: $3.2 million, 2004: $1.1 million). The investment fees have been fully paid as of December 31, 2006 and 2005.

Other Transactions

Included in the consolidated statements of income is interest income of $1.0 million (2005: $1.3 million, 2004: $0.5 million) relating to the related party promissory note issued by GCI in exchange for Class B Ordinary shares (see note 7). During 2006 this promissory note was fully repaid by GCI, including both principal and interest.

12.	Commitments and contingencies

Operating Lease

Effective September 1, 2005, the Company entered into a five-year non-cancelable lease agreement to rent office space. The total rent expense charged for the year ended December 31, 2006 was $89 (2005: $49, 2004: $nil).

The following is a schedule of future minimum rental payments required under the operating lease for the next five years:

Year	Total
2007	$90
2008	95
2009	99
2010	69
2011	—
$353

Private Equity

Periodically, the Company makes investments in private equity vehicles. As part of the Company’s participation in such private equity investments, the Company may make funding commitments. As of December 31, 2006, the Company had commitments to invest an additional $6.8 million in private equity investments.

GREENLIGHT CAPITAL RE, LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of U.S. dollars, except per share and share amounts)

12.	Commitments and contingencies (Continued)

Letters of Credit

Effective October 15, 2005, the Company signed a letter of credit agreement with an S&P AA rated U.S. bank, for a facility of up to $200 million. At December 31, 2006, letters of credit totaling $89.2 million had been issued.

There were no letters of credit issued at December 31, 2005.

Litigation

In the normal course of business, the Company may become involved in various claims litigation and legal proceedings. As of December 31, 2006, the Company was not a party to any litigation or arbitration proceedings.

13.	SEGMENT REPORTING

The Company manages its business on the basis of one operating segment, Property & Casualty Reinsurance.

The following tables provide a breakdown of the Company’s premiums written by line of business and by geographic area of risks insured for the years indicated:

Premiums Written by Line

	Year Ended December 31, 2006
	($ in millions)
Homeowners’	$58.1	78.3%
Property Catastrophe	9.9	13.3%
Casualty Clash	4.4	5.9%
Marine	1.8	2.5%
	$74.2	100.0%

Premiums Written by Geographic Area of Risks Insured

	Year Ended December 31, 2006
	($ in millions)
USA	$64.4	86.9%
Worldwide(1)	4.4	5.9%
Europe	3.5	4.8%
Japan	1.4	1.8%
Caribbean	0.5	0.6%
	$74.2	100.0%

(1)	‘‘Worldwide’’ risk comprise individual policies that insure risks on a worldwide basis.

GREENLIGHT CAPITAL RE, LTD.
 Condensed Consolidated Balance Sheets

March 31, 2007 and December 31, 2006
(expressed in thousands of U.S. dollars, except per share and share amounts)

	March 31, 2007 (Unaudited)	December 31, 2006

Assets
Investments in securities:
Fixed maturities, trading at fair value	$770	$—
Equity investments, trading at fair value	250,337	238,799
Other investments, at estimated fair value	8,655	4,723
Total investments in securities	259,762	243,522
Cash and cash equivalents	54,039	82,704
Restricted cash and cash equivalents	191,927	154,720
Financial contracts receivable, at fair value	20	—
Investment income receivable	270	454
Reinsurance premiums receivable	25,876	19,622
Loss and loss adjustment expense recoverables	2,753	—
Deferred acquisition costs	16,523	16,282
Unearned premiums ceded	10,306	—
Other assets	2,101	1,304
Total assets	$563,577	$518,608
Liabilities and shareholders’ equity
Liabilities
Securities sold, not yet purchased, at fair value	$141,762	$124,044
Dividends payable on securities sold, not yet purchased	519	354
Financial contracts payable, at fair value	24,396	8,640
Loss and loss adjustment expense reserves	16,717	4,977
Unearned premium reserves	61,262	47,546
Reinsurance balances payable	16,240	4,236
Funds withheld	1,638	—
Accounts payable and accrued expenses	1,310	2,020
Performance and management fees payable to related party	5	14,624
Total liabilities	263,849	206,441
Shareholders’ equity
Preferred share capital (par value $0.10; authorized, 50,000,000; none issued)	—	—
Ordinary share capital (Class A: par value $0.10; authorized, 100,000,000; issued and outstanding 18,041,023 (2006: 16,507,228) Class B: par value $0.10; authorized 25,000,000; issued and outstanding 3,623,370 (2006: 5,050,000))	2,166	2,156
Additional paid-in capital	220,663	219,972
Retained earnings	76,899	90,039
Total shareholders’ equity	299,728	312,167
Total liabilities and shareholders’ equity	$563,577	$518,608

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of the Condensed Consolidated Financial Statements.

GREENLIGHT CAPITAL RE, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

For the three months ended March 31, 2007 and 2006
(expressed in thousands of U.S. dollars, except per share and share amounts)

	2007	2006
Revenues
Gross premiums written	$38,064	$—
Gross premiums ceded	(13,743)	—
Net premiums written	24,321	—
Change in net unearned premium reserves	(3,400)	—
Net premiums earned	20,921	—
Net investment (loss) income	(14,381)	17,196
Interest income on related party promissory note receivable	—	289
Total revenues	6,540	17,485
Expenses
Loss and loss adjustment expenses incurred	8,988	—
Acquisition costs	7,712	—
General and administrative expenses	2,980	2,015
Total expenses	19,680	2,015
Net (loss) income	$(13,140)	$15,470
(Loss) earnings per share
Basic	$(0.61)	$0.73
Diluted	(0.61)	0.73
Weighted average number of ordinary shares used in the determination of:
Basic	21,558,915	21,227,222
Diluted	21,558,915	21,302,904

The accompanying Condensed Notes to the Consolidated Financial Statements are an integral part of the Condensed Consolidated Financial Statements.

GREENLIGHT CAPITAL RE, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)

For the three months ended March 31, 2007 and 2006
(expressed in thousands of U.S. dollars, except per share and share amounts)

	Ordinary shares issued		Additional paid-in capital	Related party promissory note receivable	Retained earnings	Total shareholders’ equity
	Number of shares	Share capital
Balance at December 31, 2005	21,231,666	$2,123	$212,871	$(16,212)	$33,040	$231,822
Issuance of Class A Ordinary share capital	91,800	9	1,098	—	—	1,107
Options and awards expense	—	—	715	—	—	715
Principal repayments received	—	—	—	1,262	—	1,262
Net income	—	—	—	—	15,470	15,470
Balance at March 31, 2006	21,323,466	2,132	214,684	(14,950)	48,510	250,376
Balance at December 31, 2006	21,557,228	2,156	219,972	—	90,039	312,167
Issuance of Class A Ordinary share capital	107,165	10	—	—	—	10
Options and awards expense	—	—	691	—	—	691
Net loss	—	—	—	—	(13,140)	(13,140)
Balance at March 31, 2007	21,664,393	$2,166	$220,663	$—	$76,899	$299,728

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of the Condensed Consolidated Financial Statements.

GREENLIGHT CAPITAL RE, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For the three months ended March 31, 2007 and 2006
(expressed in thousands of U.S. dollars, except per share and share amounts)

	2007	2006
Cash provided by (used in):
Operating activities
Net (loss) income	$(13,140)	$15,470
Adjustments to reconcile net (loss) income to net cash used in operating activities
Net change in unrealized gains on securities	13,659	(13,358)
Net realized gains on securities	(13,849)	(7,173)
Stock options and stock awards expense	691	715
Depreciation	10	4
Purchase of securities	(90,642)	(34,790)
Proceeds on sale of securities	92,310	53,850
Change in:
Restricted cash and cash equivalents	(37,207)	(15,444)
Financial contracts receivable, at fair value	(20)	(877)
Investment income receivable	184	(303)
Reinsurance premiums receivable	(6,254)	—
Loss and loss adjustment expense recoverables	(2,753)	—
Deferred acquisition costs	(241)	—
Unearned premiums ceded	(10,306)	—
Other assets	(807)	133
Dividends payable on securities sold, not yet purchased	165	319
Financial contracts payable, at fair value	15,756	(722)
Loss and loss adjustment expense reserves	11,740	—
Unearned premium reserves	13,716	—
Reinsurance balances payable	12,004	—
Funds withheld	1,638	—
Accounts payable and accrued expenses	(710)	4,739
Performance and management fee payable to related party	(14,619)	(6,956)
Net cash used in operating activities	(28,675)	(4,393)
Investing activities
Purchase of fixed assets	—	(60)
Net cash used in investing activities	—	(60)
Financing activities
Proceeds from share issue	10	1,107
Collection of related party promissory note receivable	—	1,262
Net change in interest receivable on related party promissory note receivable	—	(237)
Net cash provided by financing activities	10	2,132
Net decrease in cash and cash equivalents	(28,665)	(2,321)
Cash and cash equivalents at beginning of the period	82,704	7,218
Cash and cash equivalents at end of the period	$54,039	$4,897
Supplementary information:
Interest paid in cash	$720	$332
Interest received in cash	2,845	968

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of the Condensed Consolidated Financial Statements.

GREENLIGHT CAPITAL RE, LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
March 31, 2007 and 2006
(expressed in thousands of U.S. dollars, except per share and share amounts)

1.	GENERAL

Greenlight Capital Re, Ltd. (the ‘‘Company’’) was incorporated as an exempted company under the Companies Law of the Cayman Islands on July 13, 2004. The Company incorporated a wholly owned subsidiary, Greenlight Reinsurance, Ltd. (the ‘‘Subsidiary’’), to provide global property and casualty reinsurance. The Subsidiary has an unrestricted Class ‘‘B’’ insurance license under Section 4(2) of the Cayman Islands Insurance Law. The Subsidiary commenced underwriting in April 2006.

These unaudited interim condensed consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’) and in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete consolidated financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited condensed consolidated financial statements for the year ended December 31, 2006. In the opinion of management, these unaudited consolidated financial statements reflect all the normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position and results of operations as of the dates and for the periods presented.

The results for the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the full year.

2.	Significant accounting policies

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the year. Actual results could differ from these estimates.

Financial Instruments

Investments in Securities and Securities Sold, Not Yet Purchased

The Company’s investments in bonds and equities classified as ‘‘trading securities’’ are valued based on the last reported sales price on the balance sheet dates as reported by a recognized exchange. Securities for which recognized exchange quotations are not readily available (e.g., private equity) are reported as other investments and are valued at management’s best estimate (utilizing the services of an investment advisor) of the fair market value based on prices received from market makers when available.

Premiums and discounts on fixed income securities are amortized into net investment income over the life of the security.

For securities classified as trading securities, any realized and unrealized gains or losses are determined on the basis of the specific identification method (by reference to cost and amortized cost, as appropriate) and included in net investment income in the consolidated statements of income.

For securities for which exchange quotations are not readily available, any realized and unrealized gains or losses are determined on the basis of the specific identification method. Realized gains and

GREENLIGHT CAPITAL RE, LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
March 31, 2007 and 2006
(expressed in thousands of U.S. dollars, except per share and share amounts)

2.	Significant accounting policies (Continued)

losses are reported in net investment income in the consolidated statements of income. Unrealized gains and losses, if any, are included in accumulated other comprehensive income as a separate component of shareholders’ equity. A decline in market value of a security below cost that is deemed other than temporary, is charged to earnings and results in the establishment of a new cost basis of the security.

Dividend income and expense are recorded on the ex-dividend date.

Interest income and interest expense are recorded on an accrual basis.

Investments in Options

Amounts invested in exchange traded call and put options are recorded as an asset or liability at inception. Subsequent to initial recognition, unexpired option contracts are recorded at fair market value which is based upon the last quoted prices of the call and put options. Realized and unrealized gains and losses are included in net investment income in the consolidated statements of income.

Investments in Total Return Swap Agreements

Total return swap agreements, included in financial contracts payable, are derivative financial instruments entered into whereby the Company is either entitled to receive or obligated to pay the product of a notional amount multiplied by the movement in an underlying security, which the Company does not own, over a specified time frame. In addition, the Company may also be obligated to pay or receive other payments based on either interest rate, dividend payments and receipts, or foreign exchange movements during a specified period. The Company measures its rights or obligations to the counterparty based on the fair market value movements of the underlying security together with any other payments due. These contracts are carried at estimated fair value, with the resultant unrealized gains and losses reflected in net investment income. Additionally, any changes in the value of amounts received or paid on swap contracts are reported as a gain or loss in net investment income.

Earnings Per Share

Basic earnings per share is based on weighted average ordinary shares outstanding and excludes dilutive effects of stock options and unvested stock awards. Diluted earnings per share assumes the exercise of all dilutive stock options and unvested stock awards using the treasury stock method.

	Quarter ended March 31,
	2007	2006
Weighted average ordinary shares outstanding	21,558,915	21,227,222
Effect of dilutive service provider stock options	—	66,389
Effect of dilutive employee and director options and stock awards	—	9,293
	21,558,915	21,302,904

Due to the Company’s net loss for the three-month period ended March 31, 2007, 1,233,160 stock options and stock awards were excluded from the computation of diluted loss per share as their inclusion would have been anti-dilutive for the period. For the three-month period ended March 31, 2006, there were 788,000 anti-dilutive stock options and stock awards outstanding.

GREENLIGHT CAPITAL RE, LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
March 31, 2007 and 2006
(expressed in thousands of U.S. dollars, except per share and share amounts)

2.	Significant accounting policies (Continued)

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, ‘‘Fair Value Measurements.’’ The Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement applies to other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. This Statement does not require any new fair value measurements. This Statement is effective for the Company beginning January 1, 2008. Management has not completed its review of the new guidance; however, the effect of the Statement’s implementation is not expected to be material to the Company’s financial statements or results of operations.

In February 2007, the FASB issued SFAS No. 159, ‘‘The Fair Value Option for Financial Assets and Financial Liabilities.’’ The Statement permits entities to choose to measure eligible items at fair value at specified election dates. For items for which the fair value option has been elected, unrealized gains and losses are to be reported in earnings at each subsequent reporting date. The fair value option is irrevocable unless a new election date occurs, may be applied instrument by instrument, with a few exceptions, and applies only to entire instruments and not to portions of instruments. This Statement provides an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting. SFAS No. 159 is effective for the Company beginning January 1, 2008 with early adoption permitted beginning January 1, 2007, subject to certain conditions. The Company did not elect early adoption. Management has not completed its review of the new guidance; however, the effect of the Statement’s implementation is not expected to be material to the Company’s results of operations or financial position. Also, it is anticipated that implementation will result in no changes to how the Company classifies its investment activities in the Consolidated Statement of Cash Flows.

3.	REINSURANCE

The Company utilizes retrocession agreements to reduce the risk of loss on business assumed. The Company currently has in place coverages that provide for recovery of a portion of certain loss and loss expenses incurred on a specific contract. Loss and loss adjustment expense recoverables from the reinsurers are recorded as assets. Loss and loss adjustment expenses incurred are net of loss and loss expenses recoverable of $2,753 (2006: $0). Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company regularly evaluates the financial condition of its reinsurers. The Company has loss recoverables of $0.8 million with a reinsurer rated ‘‘A (excellent)’’ by A.M. Best Company. Additionally the Company has loss recoverables of $2.0 million with an unrated reinsurer. The Company retains funds as collateral from the unrated reinsurer amounting to approximately 109.0% of the loss recoverable asset.

4.	Financial instruments

Other Investments

Other investments includes bonds and equities for which fair value is not readily determined, as well as options. Options are derivative financial instruments that give the buyer, in exchange for a premium payment, the right, but not the obligation, to either purchase from (call option) or sell to (put option) the writer a specified underlying security at a specified price on or before a specified

GREENLIGHT CAPITAL RE, LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
March 31, 2007 and 2006
(expressed in thousands of U.S. dollars, except per share and share amounts)

4.	Financial instruments (Continued)

date. The Company enters into exchange traded option contracts to meet certain investment objectives. For these exchange traded option contracts, the exchange acts as the counterparty to specific transactions and therefore bears the risk of delivery to and from counterparties of specific positions.

At March 31, 2007, included in other investments are the following securities:

	Cost	Unrealized gains (losses)	Fair market value
Equities—unlisted	$7,522	$(28)	$7,494
Call options	341	820	1,161
	$7,863	$792	$8,655

At December 31, 2006, included in other investments are the following securities:

	Cost	Unrealized gains (losses)	Fair market value
Equities—unlisted	$4,032	$(28)	$4,004
Call options	367	352	719
Put options	123	(123)	—
	$4,522	$201	$4,723

During the three-month period ended March 31, 2007 other-than-temporary impairment losses on unlisted equities of $323 were reported in net investment income. There were no other-than- temporary impairment losses reported during the comparable period.

5.	Share capital

During the three months ended March 31, 2007, 102,160 Class A Ordinary shares were issued to employees as part of the Company’s stock incentive plan. These shares contain certain restrictions relating to, among other things, vesting, forfeiture in the event of termination of employment and transferability. The Company recognizes compensation expense on a straight line basis over the vesting period using the fair value of the shares awarded, at the time of the grant. Fair value for the restricted stock issued was determined based on the mid-point of anticipated book value multiples for the Company’s upcoming initial public offering, as estimated by independent investment bankers, relative to the Company’s diluted book value per share as of the grant date. Additionally, the Company issued 5,005 Class A Ordinary shares representing the vesting of directors’ stock awards.

On January 10, 2007, 1,426,630 Class B Ordinary shares were transferred from Greenlight Capital Investors, LLC (‘‘GCI’’) to its underlying owners and automatically converted into an equal number of Class A Ordinary shares on a one-for-one basis, upon transfer. The remaining Class B Ordinary shares were transferred from GCI to Mr. David Einhorn and remained as Class B Ordinary shares.

6.	Related party transactions

Director Stock Awards

During the year ended December 31, 2004, certain directors received a stock award of 5,000 Class A Ordinary shares, vesting equally over three years. The directors each paid five hundred dollars to acquire the right to the stock award.

GREENLIGHT CAPITAL RE, LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
March 31, 2007 and 2006
(expressed in thousands of U.S. dollars, except per share and share amounts)

6.	Related party transactions (Continued)

During the three months ended March 31, 2007, 5,005 (2006: 0) shares vested and were issued to the directors and, as a result, $1 (2006: $0) has been expensed and added to shareholders’ equity.

Director Fees

During the three months ended March 31, 2007, director fees of $32 (2006: $13) were paid. The amount was split among the four non-employee directors not affiliated with GCI.

Investment Advisory Agreement

The Company has entered into an Investment Advisory Agreement (the ‘‘Investment Agreement’’) with DME Advisors, LP (‘‘DME’’). DME is a related party and an affiliate of David Einhorn, the Chairman of the Company’s Board of Directors and a principal shareholder of the Company.

Pursuant to the Investment Agreement, a performance fee equal to 20% of the net income of the account managed by DME is payable, subject to a loss carryforward provision, to DME. Included in investment fees is a performance fee of $0 (2006: $4.3 million). The 2006 performance fee remained payable at March 31, 2006.

Additionally, pursuant to the Investment Agreement, a monthly management fee equal to 0.125% (1.5% on an annual basis) of the account managed by DME is paid to DME. Included in investment fees are management fees of $1.3 million (2006: $0.8 million). As of March 31, 2007 and 2006, $5 and $600, respectively, of the investment management fees remained payable.

Other Transactions

Included in the consolidated statements of income is interest income of $0 (2006: $0.3 million) relating to the related party promissory note issued by GCI in exchange for Class B Ordinary shares. During fiscal 2006 this promissory note was fully repaid by GCI, including both principal and interest.

7.	Commitments and contingencies

Operating Lease

Effective September 1, 2005, the Company entered into a five-year non-cancelable lease agreement to rent office space. The total rent expense charged for the three months ended March 31, 2007 was $22 (2006: $22).

The following is a schedule of future minimum rental payments required under the operating lease for the next five years:

Year	Total
2007	$68
2008	95
2009	99
2010	69
2011	—
$331

GREENLIGHT CAPITAL RE, LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
March 31, 2007 and 2006
(expressed in thousands of U.S. dollars, except per share and share amounts)

7.	Commitments and contingencies (Continued)

Private Equity

Periodically, the Company makes investments in private equity vehicles. As part of the Company’s participation in such private equity investments, the Company may make funding commitments. As of March 31, 2007, the Company had commitments to invest an additional $2.2 million in private equity investments.

Letters of Credit

Effective October 15, 2005, the Company signed a letter of credit agreement with an S&P AA rated U.S. bank, for a facility of up to $200 million. At March 31, 2007 letters of credit totaling $65.6 million (2006: $5.0 million) had been issued.

Litigation

In the normal course of business, the Company may become involved in various claims, litigation and legal proceedings. As of March 31, 2007 the Company was not a party to any litigation or arbitration proceedings.

8.	SEGMENT REPORTING

The Company manages its business on the basis of one operating segment, Property & Casualty Reinsurance.

The following tables provide a breakdown of the Company’s gross premiums written by line of business and by geographic area of risks insured for the quarter ended March 31, 2007:

Gross Premiums Written by Line

	Quarter Ended March 31, 2007
	($ millions)
Homeowners’	$15.0	39.4%
Health	14.2	37.3%
Property Catastrophe	4.7	12.4%
Medical Malpractice	3.7	9.6%
Casualty Clash	0.5	1.3%
	$38.1	100.0%

GREENLIGHT CAPITAL RE, LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
March 31, 2007 and 2006
(expressed in thousands of U.S. dollars, except per share and share amounts)

8.	SEGMENT REPORTING (Continued)

Gross Premiums Written by Geographic Area of Risks Insured

	Quarter Ended March 31, 2007
	($ millions)
USA	$33.0	86.6%
Worldwide(1)	5.0	13.1%
Caribbean	0.1	0.3%
	$38.1	100.0%

(1)	‘‘Worldwide’’ risk comprise individual policies that insure risks on a worldwide basis.

There were no gross premiums written during the three months ended March 31, 2006.

SCHEDULE I

GREENLIGHT CAPITAL RE, LTD.
 Summary of Investments—Other than Investments in Related Parties as of December 31, 2006
(expressed in thousands of U.S. dollars)

Type of Investment	Cost	Fair Value	Balance Sheet Value
Equity investments, trading at fair value
Common stocks, listed	$173,597	$238,799	$238,799
Total investments, trading	$173,597	$238,799	$238,799
Other investments; at estimated fair value
Equities, unlisted	4,032	4,004	4,004
Call options	367	719	719
Put options	123	—	—
Total other investments	4,522	4,723	4,723
Total investments	$178,119	$243,522	$243,522

SCHEDULE II

GREENLIGHT CAPITAL RE, LTD.
Condensed Financial Information of Registrant
Condensed Balance Sheet—Parent company only

(expressed in thousands of U.S. dollars)

	December 31, 2006	December 31, 2005
Assets
Cash and cash equivalents	$23	$186
Interest receivable on related party promissory note	—	479
Investment in subsidiary	312,144	231,216
Total assets	$312,167	$231,881
Liabilities and shareholders’ equity
Liabilities
Accounts payable	$—	$59
Shareholders’ equity
Share capital	2,156	2,123
Additional paid in capital	219,972	212,871
Less: Related party promissory note receivable	—	(16,212)
Retained earnings	90,039	33,040
	312,167	231,822
Total liabilities and shareholders’ equity	$312,167	$231,881

GREENLIGHT CAPITAL RE, LTD.
Condensed Financial Information of Registrant
Condensed Statement of Income—parent company only

(expressed in thousands of U.S. dollars)

	Year Ended December 31, 2006	Year Ended December 31, 2005	Period from July 13, 2004 (date of incorporation) to December 31, 2004
Revenue
Investment income	$1,050	$1,326	$532
Expenses
General and administrative expenses	3,007	1,949	3,335
Net loss before equity in earnings of consolidated subsidiary	(1,957)	(623)	(2,803)
Equity in earnings of consolidated subsidiary	58,956	26,888	9,578
Consolidated net income	$56,999	$26,265	$6,775

SCHEDULE II (continued)

Condensed Financial Information of Registrant
Condensed Statement of Cash Flows—parent company only

(expressed in thousands of U.S. dollars)

	Year Ended December 31, 2006	Year Ended December 31, 2005	Period from July 13, 2004 (date of incorporation) to December 31, 2004
Operating activities
Net income	$56,999	$26,265	$6,775
Adjustments to reconcile net income to cash
provided by (used in) operating activities
Equity in earnings of consolidated subsidiary	(58,956)	(26,888)	(9,578)
Stock options and stock awards expense	2,864	745	1,999
Change in other assets	—	440	(440)
Change in accounts payable and accrued expenses	(59)	14	45
	848	576	(1,199)
Investing activity
Contributed surplus to subsidiary	(21,972)	(9,550)	(185,200)
Financing activities
Proceeds from share issue	4,270	—	187,750
Collection of related party promissory note receivable	16,212	8,288	—
Change in interest receivable on related party promissory note receivable	479	37	(516)
	20,961	8,325	187,234
Net (decrease) increase in cash and cash equivalents	(163)	(649)	835
Cash and cash equivalents at beginning of the period	186	835	—
Cash and cash equivalents at end of the period	$23	$186	$835

GLOSSARY OF SELECTED REINSURANCE TERMS

Acquisition costs	Ceding commission, brokerage fees, premium taxes and other direct expenses relating directly to the production of premiums.

Acquisition cost ratio	A ratio calculated by dividing the acquisition expenses by the net premiums earned.

Actuary	A person professionally trained in the mathematical and technical aspects of insurance and related fields particularly in the calculation of premiums, actuarial liabilities and other values.

Broker	An intermediary who negotiates contracts of insurance or reinsurance, receiving a commission for placement and other services rendered, between (1) a policyholder and a primary insurer, on behalf of the policyholder, (2) a primary insurer and a reinsurer, on behalf of the primary insurer, or (3) a reinsurer and a retrocessionaire, on behalf of the reinsurer.

Capacity	Capacity is the percentage of surplus, that an insurer or reinsurer is willing or able to place at risk or the dollar amount of exposure it is willing to assume. Capacity may apply to a single risk, a program, a line of business or an entire book of business. Capacity may be constrained by legal restrictions, corporate restrictions, or indirect financial restrictions such as capital adequacy requirements.

Casualty clash	Casualty clash primarily covers a single third party event that can affect multiple casualty policies. For example, a collapse of a building could give rise to a multiple claims under Engineering Errors and Omissions, Architect’s Errors and Omissions, and General Liability policies. The combined losses for all affected policies could give rise to a casualty clash loss.

Casualty reinsurance	Casualty reinsurance is primarily concerned with the losses caused by injuries to third persons (persons other than the policyholder) and the legal liability imposed on the policyholder resulting therefrom. This includes, but is not limited to workers’ compensation, automobile liability, and general liability. A greater degree of unpredictability is generally associated with casualty risks known as ‘‘long-tail risks,’’ where losses take time to become known and a claim may be separated from the circumstances that caused it by several years. An example of a long-tail casualty risk includes the use of certain drugs that may cause cancer or birth defects. There tends to be greater delay in the reporting and settlement of casualty reinsurance claims due to the long-tail nature of the underlying casualty risks and their greater potential for litigation.

Catastrophe	A severe loss, typically involving multiple claimants. Common perils include earthquakes, hurricanes, tsunamis, hailstorms, tornados, severe winter weather, floods, fires, explosions, volcanic eruptions and other natural or man-made disasters. Catastrophe losses may also arise from acts of war, acts of terrorism and political instability.

Cede	When a party reinsures its liability to another party, it ‘‘cedes’’ business to the reinsurer and is referred to as the ‘‘client.’’

Claim	Request by an insured or reinsured for indemnification by an insurance or reinsurance company for loss incurred from an insured peril or event.

Client	A party whose liability is reinsured by a reinsurer. Also known as a cedent.

Combined ratio	The ratio of underwriting losses and loss adjustment expenses, acquisition expenses and general and administrative expenses to net premiums earned, or equivalently, the sum of the loss ratio, acquisition cost ratio, and expense ratio. The combined ratio of an insurance company is generally viewed as an indication of underwriting profitability of that insurance company, but does not take into account the effect of investing activities on net income.

Composite ratio	The sum of the underwriting losses incurred and acquisition costs divided by the net premiums earned or equivalently, the sum of the loss ratio and acquisition cost ratio.

Co-participation	The payment by the insured of a predetermined proportion of all losses above the predetermined amount.

Development	The difference between the amount of reserves for losses and loss adjustment expenses initially estimated by an insurer or reinsurer and the amount re-estimated in an evaluation at a later date.

Excess of loss reinsurance	Reinsurance that indemnifies the reinsured against all or a specified portion of losses in excess of a specified dollar or percentage loss ratio amount.

Financial strength rating	The opinion of rating agencies regarding the financial ability of an insurance or reinsurance company to meet its financial obligations under its policies.

Frequency business	Insurance/reinsurance that is characterized by contracts containing a potential large number of smaller losses emanating from multiple events.

Gross premiums written	Total premiums for assumed reinsurance during a given period.

Health insurance	Insurance against loss by illness or bodily injury. Health insurance provides coverage for medicine, visits to the doctor or emergency room, hospital stays and other medical expenses.

Incurred but not reported (IBNR)	Reserves for estimated loss and loss adjustment expenses that have been incurred by insureds and reinsureds but not yet reported to the insurer or reinsurer, including unknown future developments on loss and loss adjustment expenses which are known to the insurer or reinsurer.

Internal expense ratio	A ratio calculated by dividing general and administrative expenses by premiums earned.

Loss adjustment expenses	The expenses of settling claims, including legal and other fees and the portion of general expenses allocated to claim settlement costs. Also known as claim adjustment expenses.

Loss ratio	A ratio calculated by dividing underwriting losses incurred and loss adjustment expenses by premiums earned.

Loss reserves and loss adjustment expense reserves	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance contracts it has written. Reserves are established for losses and for loss adjustment expenses, and consist of reserves established with respect to individual reported claims and incurred but not reported losses.

Medical malpractice insurance	Medical malpractice insurance provides an indemnity to physicians and their employees for losses related to patient injuries arising from medical advice rendered or procedures performed.

Net premiums written	An insurer’s gross premiums written less premiums ceded to reinsurers.

Non-admitted insurers	An insurer not licensed to do business in the jurisdiction in question. Also known as an unauthorized insurer and unlicensed insurer.

Premiums; written, earned and unearned	Premiums represent the cost of insurance that is paid by the cedent or insurer to the insurer or reinsurer. Written represents the complete amount of premiums received, and earned represents the amount recognized as income over a period of time. Unearned is the difference between written and earned premiums.

Probable maximum loss	The maximum amount of loss that one would expect under ordinary circumstances based on computer or actuarial modeling techniques.

Professional liability insurance	Professional liability insurance protects a company and its representatives against legal claims arising from error or misconduct in providing or failing to provide professional services. This type of coverage includes errors and/or omissions policies, directors and officers coverage and specialty coverage like employment practices liability insurance.

Profit commission	A commission paid by a reinsurer to a ceding insurer based on a predetermined percentage of the profit realized by the reinsurer on the ceded business.

Property insurance	Property insurance covers a business’s building and its contents—money and securities, records, inventory, furniture, machinery, supplies and even intangible assets such as trademarks—when damage, theft or loss occurs. Peril reinsurance is a subset of property reinsurance.

Property catastrophe reinsurance	Property catastrophe reinsurance contracts are typically ‘‘all risk’’ in nature, meaning that they protect against losses from natural and man-made catastrophes. Losses on these contracts typically stem from direct property damage and business interruption.

Proportional reinsurance	All forms of reinsurance in which the reinsurer shares a proportional part of the original premiums and losses of the reinsured. In proportional reinsurance, the reinsurer generally pays the client a ceding commission. The ceding commission generally is based on the client’s cost of acquiring the business being reinsured (including commissions, premium taxes, assessments and miscellaneous administrative expenses) and also may include a profit component. Frequently referred to as quota-share reinsurance.

Quota-share reinsurance	A form of proportional reinsurance in which the reinsurer assumes an agreed percentage of each underlying insurance contract being reinsured.

Regulation 114 trusts	A three way investment trust agreement involving a cedent or client, a financial institution and a non-admitted reinsurer governed by Regulation 114 of the Official Compilation of Codes, Rules and Regulations (11 NYCRR4) of the New York State Insurance Department. Regulation 114 Trusts, also known as Reg 114 Trusts, must be maintained in the United States in an approved financial institution. Securities used to collateralize the trust are limited to cash and cash equivalents, U.S. Treasury securities, and fixed income securities rated ‘‘A’’ or higher.

Reinstatement premium	A Premium charged for the reinstatement of the amount of reinsurance coverage to its full amount reduced as a result of a reinsurance loss payment.

Reinsurance	An arrangement in which a reinsurer agrees to indemnify an insurance company, the client, against all or a portion of the insurance risks underwritten by the client under one or more policies. Reinsurance can provide a client with several benefits, including a reduction in net liability on individual risks and catastrophe protection from large or multiple losses. Reinsurance also provides a client with additional underwriting capacity by permitting it to accept larger risks and write more business than would be possible without a related increase in capital and surplus, and facilitates the maintenance of acceptable financial ratios by the client. Reinsurance does not legally discharge the client from its liability with respect to its obligations to the insured.

Reinsurer	An insurance company that assumes part of the risk in exchange for part of the premium to a primary insurer.

Retrocession; retrocessional coverage	A transaction whereby a reinsurer cedes to another reinsurer, commonly referred to as the retrocessionaire, all or part of the reinsurance that the first reinsurer has assumed. Retrocessional reinsurance does not legally discharge the ceding reinsurer from its liability with respect to its obligations to the reinsured.

Risk-free rate	The interest rate on a riskless, or safe, asset, usually taken to be a short-term U.S. government security.

Risk transfer	The shifting of all or a part of a risk to another party.

Self-insured retention	A potential loss retained by an organization, i.e. not insured. The self-insured retention (SIR) differs from a deductible because the insured performs all the functions normally undertaken by an insurance company for losses within the SIR, including claims adjusting and audits, funding and paying claims, and complying with applicable state and federal laws and regulations.

Severity business	Insurance/reinsurance that is characterized by contracts containing the potential for significant losses emanating from one event.

Surety and fidelity insurance	Surety and fidelity includes (1) insurance guaranteeing the fidelity of persons holding positions of public or private trust; (2) insurance guaranteeing the performance of contracts, other than insurance policies, and guaranteeing and executing bonds, undertakings and contracts of suretyship; and (3) insurance indemnifying banks, bankers, brokers, financial or moneyed corporations or associations against loss.

Underwriter	An employee of an insurance or reinsurance company who examines, accepts or rejects risks and classifies risks in order to charge an appropriate premium for each accepted risk.

Underwriting	The process of evaluating, defining, and pricing reinsurance risks including, where appropriate, the rejection of such risks, and the acceptance of the obligation to pay the reinsured under the terms of the contract.

Workers’ compensation insurance	Workers’ compensation insurance provides medical, disability and lost-wage benefits to employees for injuries and illness sustained in the course of their employment.

10,250,000 shares

Class A Ordinary Shares

 Prospectus

                , 2007

LEHMAN BROTHERS	UBS Investment Bank

Citi	Dowling & Partners Securities	Fox-Pitt, Kelton

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the sale of Class A Ordinary Shares being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq Global Select Market listing fee.

SEC registration fee	$18,725
NASD filing fee	18,000
Nasdaq Global Select Market listing fee	*
Blue sky fees and expenses	*
Transfer agent and registrar fees	*
Accounting fees and expenses	*
Legal fees and expenses	*
Printing and engraving costs	*
Miscellaneous expenses	*
Total	$

*	To be completed by amendment.

Item 14. Indemnification of Directors and officers

Article 33 of our Third Amended and Restated Memorandum and Articles of Association provides, among other things, that: our directors, officers, secretary, any person appointed to a committee by the Board of Directors, and employees and agents and our liquidator or trustees (if any) who have acted in relation to any of the affairs of our company and their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their heirs, executors or administrators shall or may incur or sustain by or by reason of any act done, concurred in or omitted (actual or alleged) in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, and none of them shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom moneys or effects belonging to us shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to us shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto; provided, that, this indemnity shall not extend to any matter in respect of any willful negligence, willful default, fraud or dishonesty which may attach to such persons.

Article 3 of the Deed of Indemnity by and between us and each indemnitee provides contractual indemnification for such indemnitee meant to supplement that indemnification found in the Articles. The Deed of Indemnity provides that we will indemnify and hold harmless any Indemnitee to the fullest extent permitted by law, against any and all expenses and losses, and any local or foreign stamp duties or taxes imposed as a result of the actual or deemed receipt of any payments under this Deed, that are paid or incurred by the indemnitee in connection with such proceeding. We will indemnify and hold harmless any indemnitee for all expenses paid or incurred by indemnitee in connection with each successfully resolved claim, issue or matter on which indemnitee was successful. The Deed of Indemnity further provides that we will not provide indemnification for any proceeding initiated or brought voluntarily by the indemnitee against us or our directors, officers or employees, or for any accounting of profits made from the purchase and sale by the indemnitee of our securities.

Article 4 provides that we will advance, to the fullest extent permitted by law, to the indemnitee any and all expenses paid or incurred by indemnitee in connection with any proceeding (whether prior to or after its final disposition), provided that the indemnitee is otherwise entitled to indemnification under the Deed.

Article 5 of the Deed of Indemnity provides that to the fullest extent permitted by law, if the indemnification provided for in the Deed is unavailable to the indemnitee for any reason whatsoever, we in lieu of indemnifying indemnity, will contribute the amount of expenses or losses incurred or paid by indemnitee in connection with any proceeding in proportion to the relative benefits received by us and all of our officers, directors, and employees of the Company other than the indemnitee who are or would be jointly liable with indemnitee, on the one hand, and indemnitee, on the other hand, from the transaction from which such proceeding arose; provided, however, that the proportion determined on the basis or relative benefit may, to the extent necessary to conform to law, be further adjusted by reference to the relative our fault and all of our officers, directors, and employees other than the indemnitee who are jointly liable with indemnitee, on the one hand, and indemnitee, on the other hand, in connection with the events that resulted in such expenses and losses, as well as any other equitable considerations which applicable law may require to be considered.

Item 15. recent sales of unregistered securities

Since inception, we have sold and issued the following unregistered securities:

(1)	On August 11, 2004, we sold 16,175,000 Class A ordinary shares to sixty-five accredited investors for an aggregate price of $161,750,000. Such sale was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.

(2)	On August 11, 2004, we sold 5,050,000 Class B ordinary shares to one accredited investor for cash in the amount of $26,000,000 and a related party promissory note for an aggregate principal amount of $24,500,000 for total aggregate consideration of $50,500,000. Such sale was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.

(3)	On March 30, 2006, we sold 91,800 Class A ordinary shares to four directors, officers, and employees for an aggregate price of $1,106,190. The sale of such securities was made in reliance on Regulation D.

(4)	On May 31, 2006, we sold 69,600 Class A ordinary shares to four directors, officers, and employees for an aggregate price of $885,312. The sale of such securities was made in reliance on Regulation D.

(5)	On October 31, 2006, we sold 97,200 Class A ordinary shares to five directors, officers, and employees for an aggregate price of $1,310,256. The sale of such securities was made in reliance on Regulation D.

(6)	On November 30, 2006, we sold 60,300 Class A ordinary shares to five directors, officers, and employees for an aggregate price of $835,155. The sale of such securities was made in reliance on Regulation D.

No underwriters were involved in the foregoing sales of securities. The issuance of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Securities Act as transactions by an issuer not involving any public offering, or, in the case of options to purchase Class A Ordinary Shares, Rule 701 of the Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16. exhibits and financial statement schedules

(a)	Exhibits.

A list of exhibits filed herewith is contained in the exhibit index that immediately precedes such exhibits and is incorporated herein by reference.

(b)	Financial Statement Schedules

Description of Financial Statement Schedules	Schedule Number
Summary of Investments – other than Investments in Related Parties***	I
Condensed Financial Information of Registrant***	II

***	Included in the prospectus which is included in this registration statement starting on page F-32.

Other financial statement schedules have been omitted because the required information is either not applicable, not deemed material or is shown in the respective financial statements or in the notes thereto.

Item 17. undertakings

The registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Georgetown, Cayman Islands, on the 9th day of May, 2007.

Greenlight Capital RE, Ltd.
By: /s/ Leonard Goldberg
Name: Leonard Goldberg

Pursuant to the requirements of the Securities Act, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Leonard Goldberg	Chief Executive Officer (Principal Executive Officer) and Director	May 9, 2007

Leonard Goldberg

/s/ Tim Courtis	Chief Financial Officer (Principal Financial and Accounting Officer)	May 9, 2007

Tim Courtis

/s/ David Einhorn	Director and Chairman	May 9, 2007

David Einhorn

/s/ Alan Brooks	Director	May 9, 2007

Alan Brooks

/s/ Frank D. Lackner	Director	May 9, 2007

Frank D. Lackner

/s/ Joseph Platt, Jr.	Director	May 9, 2007

Joseph Platt, Jr.

*	Director	May 9, 2007

Jerome Simon

*By: /s/ Leonard Goldberg	Attorney-in-fact	May 9, 2007

Leonard Goldberg

EXHIBIT INDEX

Exhibit Number		Description of Exhibit
1.1		Underwriting Agreement
3	.1**	Second Amended and Restated Memorandum and Articles of Association of Greenlight Capital Re, Ltd.
3	.2**	Third Amended and Restated Memorandum and Articles of Association of Greenlight Capital Re, Ltd.
4.1		Form of Specimen Certificate of Class A Ordinary Shares
4	.2**	Share Purchase Option, dated August 11, 2004, by and between the Registrant and First International Capital Holdings, Ltd.
5.1		Opinion of Turner & Roulstone
8	.1**	Form of Opinion of Akin Gump Strauss Hauer & Feld LLP
8	.2**	Form of Opinion of Turner & Roulstone
10	.1**	$200,000,000 Letter of Credit Facility, dated October 12, 2005, by Citibank, N.A. to Greenlight Reinsurance, Ltd., as amended
10	.2**	Form of Securities Purchase Agreement for Class A Ordinary Shares by and between the Registrant and each of the subscribers thereto
10	.3**	Promissory Note, dated August 11, 2004, for $24,500,000 by and between the Registrant, as payee, and Greenlight Capital Investors, LLC, as maker
10	.4**	Second Amended and Restated Investment Advisory Agreement, dated January 1, 2007, by and between Greenlight Reinsurance, Ltd. and DME Advisors, LP
10	.5**	Greenlight Capital Re, Ltd. Amended and Restated 2004 Stock Incentive Plan
10	.6**	Form of Restricted Stock Award Agreement by and between the Registrant and the Grantee
10	.7**	Form of Stock Option Agreement
10	.8**	Form of Shareholders’ Agreement, dated August 11, 2004, by and among the Registrant and each of the subscribers
10	.9**	Administration Agreement, dated August 11, 2004, between the Registrant and HSBC Financial Services (Cayman) Limited
10	.10**	Administration Agreement, dated August 11, 2004, between Greenlight Reinsurance, Ltd. and HSBC Financial Services (Cayman) Limited
10	.11**	Form of Deed of Indemnity between the Registrant and each of its directors and certain of its officers
10	.12**	Amended and Restated Employment Agreement, dated January 10, 2007, by and among the Registrant, Greenlight Reinsurance, Ltd. and Leonard Goldberg
10	.13**	Employment Agreement, dated May 1, 2006, by and among the Registrant, Greenlight Reinsurance, Ltd. and Tim Courtis
10	.14**	Employment Agreement, dated December 12, 2005, by and between Greenlight Reinsurance, Ltd. and Barton Hedges

Exhibit Number		Description of Exhibit
10	.15**	Lease, dated August 25, 2005, by and between Greenlight Reinsurance, Ltd. and Grand Pavilion Ltd.
10	.16**	Concurrent Private Placement Stock Purchase Agreement for Class B Ordinary Shares, dated January 11, 2007, by and between the Registrant and David Einhorn
10	.17**	Service Agreement, dated as of February 21, 2007 between DME Advisors, LP and Greenlight Capital Re, Ltd.
10	.18**	Greenlight Capital Re, Ltd. Second Amended and Restated 2004 Stock Incentive Plan
10.19		Greenlight Capital Re, Ltd. Third Amended and Restated 2004 Stock Incentive Plan
10.20		Greenlight Capital Re, Ltd. Form of Directors’ Restricted Stock Award
10.21		Greenlight Capital Re, Ltd. Form of Employees’ Restricted Stock Award
10	.22†**	Multiple Line Quota Share Reinsurance Agreement, effective as of October 1, 2006, between First Protective Insurance Company and Greenlight Reinsurance, Ltd.
14	.1**	Code of Ethics
16	.1**	Letter from KPMG
21	.1**	Subsidiaries of the registrant
23	.1**	Consent of Akin Gump Strauss Hauer & Feld LLP (included in Exhibit 8.1)
23.2		Consent of Turner & Roulstone (included in Exhibit 5.1)
23.3		Consent of BDO Seidman, LLP
24	.1**	Power of Attorney (included as part of the signature page)
99	.1**	Audit Committee Charter
99	.2**	Compensation Committee Charter
99	.3**	Finance Committee Charter
99	.4**	Nominating and Governance Committee Charter
99	.5**	Form F-N

**	Previously filed.
†	Confidential treatment has been requested with respect to certain portions of this exhibit pursuant to Rule 406 of the Securities Act. Omitted portions have been filed separately with the Securities and Exchange Commission.